As filed with the Securities and Exchange Commission on March 19, 2004

United States Securities and Exchange Commission

Washington D.C. 20549

Form 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2003

Commission file number: 0-29874

AngloGold Limited

(Exact Name of Registrant as Specified in its Charter)
Republic of South Africa
(Jurisdiction of Incorporation or Organization)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares	New York Stock Exchange
Ordinary Shares	New York Stock Exchange*

*Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission

Securities registered pursuant to Section 12 (g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares of 25 ZAR cents each	223,136,342
A Redeemable Preference Shares of 50 ZAR cents each	2,000,000
B Redeemable Preference Shares of 1 ZAR cent each	778,896

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes [x] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [ ] Item 18 [x]

Table of contents

Presentation of information

AngloGold Limited

In this annual report on Form 20-F, references to AngloGold, the company and the group, are references to AngloGold Limited or, as appropriate, subsidiaries and associate companies.

On May 16, 2003, AngloGold and Ashanti confirmed that they were in discussions regarding a proposed business combination of the two companies and on August 4, 2003, the companies announced that they had agreed on the terms of a recommended business combination (the "Business Combination"), the combined entity to be named AngloGold Ashanti Limited. For a detailed discussion of AngloGold's Business Combination with Ashanti, including a description of the contractual arrangements in connection with the Business Combination and overview of Ashanti's business, see Item "4A.: History and development of the company–Overview of the AngloGold-Ashanti Business Combination".

US GAAP financial statements

The audited consolidated financial statements contained in this annual report on Form 20-F for the years ended December 31, 2003, 2002 and 2001 and as at December 31, 2003 and 2002 have been prepared in accordance with Generally Accepted Accounting Principles in the United States (US GAAP).

IFRS financial statements

As a company incorporated in the Republic of South Africa, AngloGold also prepares annual audited consolidated financial statements and unaudited consolidated quarterly financial statements in accordance with International Financial Reporting Standards (IFRS) and South African Statements of Generally Accepted Accounting Practice (SA GAAP). These financial statements (referred to as IFRS statements) are distributed to shareholders and are submitted to the JSE Securities Exchange South Africa (JSE), as well as the London, New York and Australian stock exchanges and Paris and Brussels bourses and are submitted to the US Securities and Exchange Commission (SEC) on Form 6-K.

Currency

AngloGold presents its consolidated financial statements in United States dollars. In 2001, the group changed its presentation currency from South African rands to United States dollars because the majority of its revenues are realized in US dollars.

The selected financial information for the year ended December 31, 2000 and for previous years under "Item 3A.: Selected financial data" have been translated from South African rands into United States dollars in accordance with the provisions of Statements of Financial Accounting Standards No. 52 "Foreign Currency Translation" (SFAS52) as issued by the Financial Accounting Standards Board of the United States (FASB).

In this annual report, references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars or $ are to the lawful currency of the United States and references to AUD dollars and A$ are to the lawful currency of Australia.

See "Item 3A.: Selected financial data – Exchange rate information" for historical information regarding the noon buying rate in the City of New York for cable transfers in rands as certified for customs purposes by the Federal Reserve Bank of New York. On March 15, 2004, the noon buying rate was R6.6925 = $1.00.

Non-GAAP financial measures

In this annual report on Form 20-F, AngloGold presents the financial items "total cash costs", "total cash costs per ounce", "total production costs" and "total production costs per ounce" which have been determined using industry standards promulgated by the Gold Institute and are not US GAAP measures. An investor should not consider these items in isolation or as alternatives to production costs, net income/(loss) applicable to common shareholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See "Glossary of selected mining terms – Total cash costs (total cash costs per ounce)" and – "Total production costs (total production costs per ounce)" and "Item 5A.: Operating results – Total cash costs and total production costs".

Shares and shareholders

In this annual report, references to ordinary shares, ordinary shareholders and shareholders/members, should be read as common stock, common stockholders and stockholders, respectively, and vice versa.

Certain forward-looking statements

This annual report includes "forward-looking information" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including without limitation, those concerning: the economic outlook for the gold mining industry; expectations regarding gold prices and production; growth prospects and outlook of AngloGold's operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold's exploration and production projects; AngloGold's liquidity and capital resources and expenditure; the outcome and consequences of any pending litigation proceedings; the timing, fulfillment of conditions, tax treatment and completion of the Business Combination; expectations regarding production and costs savings at AngloGold's operations, its operating and financial performance and synergies and other benefits anticipated from the Business Combination. These forward-looking statements are not based on historical facts, but rather reflect AngloGold's current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as "believe", "aim", "expect", "anticipate", "intend", "foresee", "forecast", "likely", "should", "planned", "may", "estimated", "potential" or other similar words and phrases. Similarly, statements that describe AngloGold's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

The risk factors described in Item 3D. beginning on page 15 could affect AngloGold's future results, causing these results to differ materially from those expressed in any forward-looking statements. These factors are not necessarily all of the important factors that could cause AngloGold's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

You should review carefully all information, including the financial statements and the notes to the financial statements, included in this annual report. The forward-looking statements included in this annual report are made only as of the date of this annual report. AngloGold undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report on Form 20-F or to reflect the occurrence of unanticipated events. All subsequent written and oral forward-looking statements attributable to AngloGold or any person acting on its behalf are qualified by the cautionary statements in this section.

Glossary of selected mining terms

The following explanations are not intended as technical definitions but should assist the reader in understanding terminology used in this annual report. Unless expressly stated otherwise, all explanations are applicable to both underground and surface mining operations.

Acid treatment:	Acid treatment is the process of soaking activated carbon granules in a dilute hydrochloric acid solution to dissolve calcium carbonate and other impurities that have become absorbed in the carbon and that thereby reduce the ability to adsorb gold.
Below collar:	The distance below the surface elevation of a shaft.
BIF:	Banded Ironstone Formation. A chemically formed iron-rich sedimentary rock.
By-products:	Any products that emanate from the core process of producing gold, including silver, uranium and sulphuric acid.
Calc-silicate rock:	A metamorphic rock consisting mainly of calcium-bearing silicates such as diopside and wollastonite, and formed by metamorphism of impure limestone or dolomite.
Carbon columns:	Any vertical cylindrical vessels used to contain granules of activated carbon for processes such as the extraction of gold from solution, elution or acid treatment.
Carbon-in-leach (CIL):	Gold is leached from a slurry of gold ore with cyanide in agitated tanks and adsorbed onto carbon granules in the same circuit. The carbon granules are separated from the slurry and treated in an elution circuit to remove the gold.
Carbon-in-pulp (CIP):	Gold is leached conventionally from a slurry of gold ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where carbon granules are mixed with the slurry and gold is adsorbed onto the carbon. The granules are separated from the slurry and treated in an elution circuit to remove the gold.
Channel width:	The total thickness of all reef bands, including internal waste mined as one unit.
Comminution:	Comminution is the breaking up of ore to make gold available for treatment.
Contained gold:	The total gold content of the orebody (tons multiplied by grade), irrespective of economic potential and without deduction for mining and processing losses prior to recovery.
Depletion:	The decrease in quantity of ore in a deposit or property resulting from extraction or production.
Development:	The process of accessing an orebody through tunnelling in underground mining operations.
Diorite:	An igneous rock formed by the solidification of molten material.
Electro-winning:	A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars.
Elution:	Recovery of the gold from the activated carbon into solution before zinc precipitation or electro-winning.
Grade:	The quantity of gold contained within a unit weight of gold-bearing material generally expressed in ounces per short ton of ore (oz/t), or grams per metric tonne (g/t).

Greenschist:	A schistose metamorphic rock whose green color is due to the presence of chlorite, epidote or actinolite.
In situ deposit:	Reserves still in the ground.
Intrusive event:	The intrusion of an igneous body into older rocks.
Leaching:	Dissolution of gold from crushed or milled material, including reclaimed slime, prior to adsorption onto activated carbon.
Metallurgical plant:	A processing plant erected to treat ore and extract gold.
Mine call factor:	The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling.
Mineral deposit:	A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metal. This material or deposit does not qualify as a reserve until a comprehensive evaluation, based on costs, grade, recoveries and other factors, demonstrates economic feasibility. Consequently, although the potential exists, there is no assurance that this mineral deposit will ever become an ore reserve.
Ounce:	Used in imperial statistics. A troy ounce is equal to 31.1035 grams.
Pay limit:	The grade of a unit of ore at which the revenue from the recovered mineral content of the ore is equal to the total cash cost of recovering the precious metal content. This grade is expressed as an in-situ value in grams per tonne or ounces per short ton (before dilution and mineral losses).
Precipitate:	The solid product of chemical reaction by fluids such as the zinc precipitation referred to below.
Probable (Indicated) reserves:	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.
Productivity:	An expression of labor productivity based either on the ratio of grams of gold produced to the total number of employees or area mined (in square meters) to the total number of employees in underground mining operations.
Proven (Measured) reserves:	Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geological character is so well-defined that size, shape, depth and mineral content of reserves are well established.
Pyrite flotation:	This is the addition of a suite of chemicals to a mixture of ground ore and solution in such a way that a froth rich in pyrite, which also contains gold, floats to the surface for collection.
Reclamation:	Reclaiming, monitoring or pumping of slimes using high-pressure water cannons from the dumps to the metallurgical plants for processing.

Recovered grade:	The recovered mineral content per unit of ore treated.
Reef:	A gold-bearing sedimentary horizon, normally a conglomerate band, that may contain economic levels of gold.
Refining:	The final purification process of a metal or mineral.
Rehabilitation:	The process of reclaiming mined land to allow an appropriate post-mining use. Rehabilitation standards are determined among others by the South African Department of Minerals and Energy, the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.
Reserves (Ore reserves):	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
Rod and tube mills:	These are types of circular grinding mills used to break the ore down into fine particles in preparation for dissolving out the gold by means of cyanide.
Secondary gold recovery:	Any scavenging process for gold following initial primary gold recovery.
Seismic event:	A sudden inelastic deformation within a given volume of rock that radiates detectable seismic waves (energy), which results from mining activities.
Shaft:	A vertical or subvertical excavation used for accessing an underground mine; for transporting personnel, equipment and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.
Skarn:	A rock of complex mineralogical composition, formed by contact metamorphism and metasomatism of carbonate rocks.
Sliping:	The widening of an existing excavation, either by mechanical or explosive means so as to increase its overall dimensions.
Smelting:	A pyro-metallurgical operation in which gold is further separated from impurities.
Stope:	Underground excavation where the orebody is extracted.
Stoping:	The process of excavating ore.
Stoping width:	The sum of the channel width and external waste widths.
Stripping ratio:	The ratio of waste tons to ore tons mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.
Syngenetic:	Formed contemporaneously with the deposition of the sediment.
Tailings:	Finely ground rock of low residual value from which valuable minerals have been extracted.
Tailings dam (slimes dam):	Dams or dumps created from tailings.
Thermal regeneration:	The process of heating activated carbon granules typically to 750 degrees Celsius to restore the properties of carbon for the next gold extraction cycle.
Thrusting event:	A period of structural compression in geological time with the generation of low-angle thrust faults.

Tonne: Used in metric statistics. Equal to 1,000 kilograms.

Ton: Used in imperial statistics. Equal to 2,000 pounds. Referred to as a short ton.

Tonnage: Quantities where the ton or tonne is an appropriate unit of measure. Typically used to measure resources and reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled.

Total cash costs (total cash costs per ounce): A measure of the average cost of producing an ounce of gold, calculated by dividing attributable total cash costs in a period by attributable total gold production (in ounces) over the same period. Total cash costs include site costs for all mining, processing, administration, royalties and production taxes, as well as contributions from by-products but are exclusive of depreciation, depletion and amortization, rehabilitation, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce amounts do not represent, and should not be considered substitutes for or measures of costs and expenses reported by AngloGold in accordance with US GAAP.

Total production costs (total production costs per ounce): A measure of the average cost of producing an ounce of gold, calculated by dividing attributable total production costs in a period by attributable total gold production (in ounces) over the same period. Total production costs represent total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce amounts do not represent, and should not be considered substitutes for or measures of costs and expenses reported by AngloGold in accordance with US GAAP.

Tribute agreement: A legal agreement between two parties in which one party makes a portion of its mining rights available to the other party for exploitation, in consideration for a share in the revenue and costs derived from such mining rights.

Vibroseis survey (3D survey): Geophysical technique used to generate seismic waves of controlled frequencies. These waves reflect from rock interfaces and are analyzed to produce three-dimensional images of the sub-surface geological structure with a resolution of around 25 meters. This process facilitates accurate long-term mine planning.

Waste: Material that contains insufficient mineralization for consideration for future treatment and, as such, is discarded.

Yield: The amount of valuable mineral or metal recovered from each unit mass of ore expressed as ounces per short ton or grams per metric tonne.

Zinc precipitation: Zinc precipitation is the chemical reaction using zinc dust that converts gold solution to a solid form for smelting into unrefined gold bars.

PART I

Item 1: Identity of directors, senior management and advisors

Not applicable.

Item 2: Offer statistics and expected timetable

Not applicable.

Item 3: Key information

3A. Selected financial data

The selected financial information set forth below for the years ended December 31, 2001, 2002 and 2003 has been derived from, and should be read in conjunction with, the US GAAP financial statements included under Item 18 of this annual report. The selected financial information for the years ended December 31, 1999 and 2000 and as at December 31, 1999, 2000 and 2001 has been derived from the US GAAP financial statements not included in this annual report.

The Minorco, Acacia, Morila, Geita and the Cerro Vanguardia acquisitions have each been accounted for as a purchase business combination under US GAAP, and the US GAAP financial statements only reflect the acquired entities and assets from the effective date of their acquisition. Accordingly, the operations and financial condition of the companies and assets acquired from Minorco are included in the US GAAP financial statements from April 1, 1999, and the financial condition of the companies and assets acquired from Acacia are reflected in the US GAAP balance sheet as at December 31, 1999 and their operations and financial condition are included in the US GAAP financial statements from 2000. The operations and financial condition of the interests in the companies and assets acquired in Geita are only reflected in the US GAAP balance sheet as at December 31, 2000 and are included for the whole year in the US GAAP financial statements for the year ended and as at December 31, 2001. The operations and financial condition of the interests in the companies and assets acquired in Morila are included in the US GAAP financial statements from October 18, 2000. In addition, the operations and financial condition of AngloGold's interests in the Deelkraal and Elandsrand mines that were sold during 2001 are reflected in the US GAAP financial statements only through January 31, 2001, the effective date of the sale. The operations and financial condition of AngloGold's interests in the Free State mines that were sold effective January 1, 2002 are reflected in the US GAAP financial statements only through December 31, 2001. The operations and financial condition of the additional 46.25 percent interest acquired in Cerro Vanguardia are included in the US GAAP financial statements from July 1, 2002. The operations and financial condition of AngloGold's interests in its wholly-owned subsidiary, Stone and Allied Industries, that were sold effective October 1, 2002 are reflected in the US GAAP financial statements only through September 30, 2002. The financial condition of AngloGold's interests in its wholly-owned Amapari Project, that were sold effective May 19, 2003 are reflected in the US GAAP financial statements only through May 18, 2003. The financial condition of AngloGold's 49 percent stake in the Gawler Craton Joint Venture that was sold effective June 6, 2003 are reflected in the US GAAP financial statements only through June 5, 2003. The operations and financial condition of AngloGold's interest in the Jerritt Canyon Joint Venture that was sold effective June 30, 2003, are reflected in the US GAAP financial statements only through June 29, 2003. Therefore such financial statements are not necessarily indicative of AngloGold's financial condition or results of operations for any future periods. For a discussion of the acquisitions mentioned above, see "Item 4A.: History and development of the company" and "Item 4B.: Business Overview – Products, operations and geographic locations".

	Year ended December 31,				
	1999[1][2]	2000[1][4]	2001[6]	2002[7][8][9]	2003[12]
	$	$	$	$	$
	(in millions, except share and per share amounts)				
Consolidated statement of income					
Sales and other income	2,233	2,264	2,066	1,799	2,062
Product sales [13]	2,121	2,208	2,041	1,761	2,026
Interest, dividends and other	112	56	25	38	36
Costs and expenses	2,099	2,508	2,059	1,369	1,651
Operating costs [14]	1,574	1,604	1,391	1,029	1,348
Royalties	-	9	16	25	27
Depreciation, depletion and amortization	288	439	371	333	321
Impairment of assets	-	387	173	-	78
Goodwill amortized	11	18	27	-	-
Interest expense	69	72	72	44	49
Accretion expense	-	-	-	-	2
Loss on sale of mining assets	-	-	4	-	-
Loss/(profit) on sale of assets	-	-	-	11	(55)
Non-hedge derivative loss/(gain)	157	(21)	5	(73)	(119)
Income/(loss) before equity income and income tax	134	(244)	7	430	411
Equity income in affiliates	7	4	1	4	2
Income/(loss) before income tax provision	141	(240)	8	434	413
Deferred income and mining tax benefit/(expense)	74	(9)	(163)	(62)	(146)
Income/(loss) before minority interest	215	(249)	(155)	372	267
Minority interest	(2)	(13)	(8)	(16)	(17)
Income/(loss) before cumulative effect of accounting change	213	(262)	(163)	356	250
Cumulative effect of accounting change	-	-	(10)	-	(3)
Net income/(loss) applicable to common stockholders	213	(262)	(173)	356	247
Other financial data					
Income/(loss) from continuing operations	213	(262)	(163)	356	250
Income/(loss) per common share from continuing operations (in $)	1.08	(1.22)	(0.76)	1.60	1.12
Basic earnings/(loss) per common share (in $) [15] [16]					
Before cumulative effect of accounting change	1.08	(1.22)	(0.76)	1.60	1.12
Cumulative effect of accounting change	-	-	(0.05)	-	(0.01)
Net income/(loss) – applicable to common stockholders	1.08	(1.22)	(0.81)	1.60	1.11
Diluted earnings/(loss) per common share (in $) [15][16]					
Before cumulative effect of accounting change	1.08	(1.22)	(0.76)	1.60	1.12
Cumulative effect of accounting change	-	-	(0.05)	-	(0.01)
Net income/(loss) – applicable to common stockholders	1.08	(1.22)	(0.81)	1.60	1.11
Dividend per common share (cents) [16]	143	135	84	113	133

	1999[1][2]	2000[1][4]	2001[6]	2002[7][8][9]	2003[10][11][12]
	Year ended December 31,				
	$	$	$	$	$
	(in millions, except share and per share amounts)				
Consolidated balance sheet data (as at period end)	[3]	[5]			
Cash and cash equivalents	493	195	191	413	505
Other current assets	402	411	409	625	905
Property, plant and equipment, and acquired properties, net	4,831	3,851	2,599	2,917	3,491
Goodwill	213	383	333	345	410
Materials on the leach pad	27	31	47	79	7
Other long-term assets, and derivatives	128	129	209	198	261
Total assets	6,094	5,000	3,788	4,577	5,579
Current liabilities	642	845	1,210	799	1,202
Provision for environmental rehabilitation	241	181	132	140	134
Deferred income and mining tax	1,025	802	440	561	845
Other long-term liabilities, and derivatives	826	838	624	1,217	1,278
Minority interest	25	27	28	40	52
Stockholders' equity	3,335	2,307	1,354	1,820	2,068
Total liabilities and stockholders' equity	6,094	5,000	3,788	4,577	5,579
Capital stock (exclusive of long-term debt and redeemable preferred stock)	9	9	9	9	9
Number of common shares as adjusted to reflect changes in capital stock	213,229,356	214,024,174	215,268,116	222,622,022	223,136,342
Net assets	3,360	2,334	1,382	1,860	2,120

[1] *Translated into US dollars in accordance with the provisions of Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" (SFAS52).*

[2] *Includes the results of operations and financial condition of the assets acquired from Minorco with effect from April 1, 1999, the effective date of the Minorco acquisition. See "Item 4A.: History and development of the company".*

[3] *Includes the financial position of Acacia as of December 31, 1999. See "Item 4A.: History and development of the company".*

[4] *Includes the results of operations and financial condition of Morila as of October 18, 2000. See "Item 4A.: History and development of the company".*

[5] *Includes the financial position of Geita as of December 31, 2000. See "Item 4A.: History and development of the company".*

[6] *Excludes the results of operations and financial condition of the Deelkraal and Elandsrand mines sold with effect from February 1, 2001. See "Item 4A.: History and development of the company".*

[7] *Excludes the results of operations and financial condition of the Free State mines sold with effect from January 1, 2002. See "Item 4A.: History and development of the company".*

[8] *Includes the results of operations and financial condition of an additional 46.25 percent interest acquired in the Cerro Vanguardia mine located in Argentina from July 1, 2002. See "Item 4A.: History and development of the company".*

[9] *Excludes the results of operations and financial condition of Stone and Allied Industries sold with effect from October 1, 2002. See "Item 4A.: History and development of the company".*

[10] *Excludes the financial condition of the Amapari Project sold with effect from May 19, 2003. See "Item 4A.: History and development of the company".*

[11] *Excludes the financial condition of the Gawler Craton Joint Venture sold with effect from June 6, 2003. See "Item 4A.: History and development of the company".*

[12] *Excludes the results of operations and financial condition of the Jerritt Canyon Joint Venture sold with effect from June 30, 2003. See "Item 4A.: History and development of the company".*

[13] *Product sales represents revenue from the sale of gold.*

[14] *Operating costs include production costs, exploration costs, related party transactions, general and administrative, market development costs, research and development, employment severance costs and other.*

[15] *The calculations of basic and diluted earnings/(loss) per common share are described in note 7 to the consolidated financial statements "earnings/(loss) per common share".*

[16] *Per share information gives effect to the December 2002 two-for-one stock split and the issuance of a total of 278,196 ordinary shares under AngloGold's odd-lot offer. For further information on the stock split and the odd-lot offer, see note 29 to the consolidated financial statements "stock split".*

Annual dividends

The table below sets forth the amounts of interim, final and total dividends paid in respect of the past five years in cents per ordinary share. AngloGold's board of directors declared an interim dividend of 375 South African cents per ordinary share in respect of 2003 on July 30, 2003 with a record date of August 22, 2003 and a payment date of August 29, 2003 and a final dividend of 335 South African cents per ordinary share on January 29, 2004, with a record date of February 20, 2004 and a payment date of February 27, 2004. See "Item 10E.: Taxation – Taxation of dividends".

Year ended December 31,	Interim (US cents	Final per ordinary share [1])	Total	Interim (South African	Final cents per ordinary	Total share)
1999	74.07	83.43	157.50	450	550	1,000
2000	51.06	39.88	90.94	375	325	700
2001	38.21	49.06	87.27	350	550	900
2002	63.81	82.12	145.93	675	675	1,350
2003	50.73	49.82	100.55	375	335	710

(1) *US dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.*

Future dividends will be dependent on AngloGold's cash flow, earnings, financial condition and other factors. AngloGold does not currently intend substantially changing its past practice of paying out dividends from funds available after providing for long-term growth. Under South African law, AngloGold may declare and pay dividends from any reserves included in total shareholders' equity calculated in accordance with SA GAAP, subject to its solvency and liquidity. As at December 31, 2003 AngloGold's total shareholders' equity as calculated under SA GAAP amounted to ZAR8,409 million ($1,261 million). Dividends are payable to shareholders registered at a record date that is after the date of declaration.

Under the terms of AngloGold's new articles of association adopted on December 5, 2002, dividends may be declared in any currency at the discretion of the AngloGold Board or AngloGold shareholders at a general meeting. Currently, dividends are declared in South African rands and paid in Australian dollars, South African rands and United Kingdom pounds. Dividends paid to registered holders of AngloGold ADSs are paid in US dollars converted from South African rands by The Bank of New York, as depositary, in accordance with the deposit agreement. For details on exchange controls applicable to holders of ordinary shares or ADSs, see "Item 10D.: Exchange controls".

Exchange rate information

The following table sets forth for the periods and dates indicated certain information concerning the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York expressed in rands per $1.00. On March 15, 2004, the noon buying rate between rands and US dollars was R6.6925 = $1.00.

Year ended December 31	High	Low	Year end	Average [1]
1999	6.27	5.68	6.16	6.13
2000	7.84	6.06	7.57	6.98
2001	13.60	7.50	12.00	8.76
2002	12.47	8.59	8.59	10.34
2003	9.05	6.26	6.70	7.42

(1) *The average of the noon buying rates on the last business day of each month during the year.*

Exchange rate information for the months of	High	Low
September 2003	7.55	6.96
October 2003	7.21	6.85
November 2003	7.00	6.40
December 2003	6.94	6.26
January 2004	7.31	6.36
February 2004	7.05	6.57
March 2004 [(1)]	6.92	6.66

[(1)] *Through March 15, 2004*

Under the terms of AngloGold's memorandum and articles of association, dividends and distributions may be declared at the discretion of its board of directors or shareholders at a general meeting.

AngloGold historically has declared all dividends in South African rand and, as a result, exchange rate movements may have affected the Australian dollar, the United Kingdom pound and the US dollar value of these dividends, as well as that of any other distributions paid by the relevant depositary to investors holding AngloGold's securities, which may have reduced their value to investors. At the general meeting of AngloGold's shareholders held on December 5, 2002, AngloGold shareholders approved a special resolution adopting a new Memorandum and Articles of Association, which, among other things, allows for dividends and distributions to be declared in any currency at the discretion of the AngloGold Board or AngloGold shareholders at a general meeting. If, and to the extent that AngloGold declares dividends and distributions in US dollars, exchange rate movements will not affect the US dollar value of any dividends or distributions. Nevertheless, the Australian dollar and United Kingdom pound value of any dividend or distribution will continue to be affected and the South African rand value of any dividend or distribution will also be affected. If, and to the extent that dividends and distributions are declared in South African rand, exchange rate movements will continue to affect the Australian dollar, United Kingdom pound and US dollar value of such distributions and the Australian dollar, United Kingdom pound and US dollar market value of AngloGold's securities will continue to fluctuate with exchange rate movements.

Moreover, fluctuations in the exchange rates of the pound sterling and the US dollar may have affected and are likely to affect the US dollar price of the ADSs on the NYSE and the US dollar equivalents of the United Kingdom pound price of the ordinary shares on the London Stock Exchange (LSE).

3B. Capitalization and indebtedness

Not applicable.

3C. Reasons for the offer and use of proceeds

Not applicable.

3D. Risk factors

In this section, as well as elsewhere in this Offering Circular, references to AngloGold or AngloGold Limited are to AngloGold, or as appropriate, AngloGold and its consolidated subsidiaries and associate companies and, in respect of the period following the completion of the Business Combination (assuming the Business Combination is completed), to AngloGold Ashanti and its consolidated subsidiaries and associate companies, unless otherwise specified.

The risk factors set forth in this document have been organized into three categories:

- risks related to the gold mining industry generally;
- risks related to AngloGold's operations; and
- risks related to AngloGold’s ordinary shares and ADSs.

Risks related to the gold mining industry generally

The profitability of AngloGold's operations, and the cash flows generated by these operations, are significantly affected by changes in the market price for gold.

The market price for gold can fluctuate widely. These fluctuations are caused by numerous factors beyond AngloGold's control, including:

- speculative positions taken by investors or traders in gold;
- changes in the demand for gold used in jewellery, for industrial uses and for investment;
- changes in the supply of gold from production, disinvestment, scrap and hedging;
- financial market expectations regarding the rate of inflation;
- the strength of the US dollar (the currency in which the gold price trades internationally) relative to other currencies;
- changes in interest rates;
- actual or expected gold sales by central banks;
- gold sales by gold producers in forward transactions;
- global or regional political or economic events; and
- costs of gold production in major gold-producing nations, such as South Africa, the United States and Australia.

The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do not affect the price in the same manner or degree as the supply of and demand for other commodities tend to affect their market price.

The following table presents the annual high, low and average afternoon fixing prices over the past 10 years, expressed in US dollars, for gold per ounce, on the London Bullion Market:

Year	High	Low	Average
1994	396	370	384
1995	396	372	384
1996	415	367	388
1997	367	283	331
1998	314	273	287
1999	340	252	278
2000	317	262	279
2001	298	253	271
2002	347	278	310
2003	417	320	364

Source of Data: Metals Week, Reuters and London Bullion Market Association

On March 15, 2004 the afternoon fixing price of gold on the London Bullion Market was $398.10 per ounce.

If revenue from gold sales falls below the cost of production for an extended period, AngloGold may experience losses and be forced to curtail or suspend some or all of its capital projects and/or operations and change its past dividend payment policies. In addition, it would have to assess the economic impact of low gold prices on its ability to recover any losses it may incur during that period and on its ability to maintain adequate cash and accounting reserves. The current price of gold is significantly in excess of AngloGold total cost of production. However, AngloGold's current average total cash costs and total production costs are well below prevailing market prices.

For further information on this and other non-GAAP measures, see Item "5A.: Operating Results–Total cash costs and total production costs".

Gold companies face many risks related to their operations (including their exploration and development activities) that may affect their cash flows and overall profitability.

Uncertainty and cost of mineral exploration and acquisitions. Exploration activities are speculative and are often unproductive. These activities also often require substantial expenditure to:

- establish Ore Reserves through drilling and metallurgical and other testing techniques;
- determine metal content and metallurgical recovery processes to extract metal from the ore; and
- construct, renovate or expand mining and process facilities.

Once gold mineralization is discovered it can take several years to determine whether Ore Reserves exist. During this time the economic feasibility of production may change.

AngloGold considers from time to time the acquisition of Ore Reserves, development properties and operating mines, either as stand-alone assets or as part of companies. Its decisions to acquire these properties have historically been based on a variety of factors including historical operating results, estimates of and assumptions about future reserves, cash and other operating costs, metal prices and projected economic returns and evaluations of existing or potential liabilities associated with the property and its operations. Other than historical operating results, all of these parameters may differ significantly from its estimates and assumptions. In addition, there is intense competition for attractive properties.

As a result of these uncertainties, the exploration programs and acquisitions engaged in by AngloGold may not result in the expansion or replacement of the current production with new Ore Reserves or operations. This could adversely affect its ongoing business and financial position.

Development risks. AngloGold's profitability depends, in part, on the actual economic returns and the actual costs of developing mines, which may differ significantly from its current estimates. The development of its mining projects may be subject to unexpected problems and delays.

AngloGold's decision to develop a mineral property is typically based, in the case of an extension or**,** in the case of a new development, on the results of a feasibility study. Feasibility studies estimate the expected or anticipated project economic returns. These estimates are based on assumptions about:

- future gold and other metal prices;
- anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;
- anticipated recovery rates of gold and other metals from the ore;
- anticipated capital expenditure and cash operating costs; and
- the required return on investment.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. These uncertainties include, in addition to those discussed immediately above:

- the timing and cost, which can be considerable, of the construction of mining and processing facilities;
- the availability and cost of skilled labor, power, water and transportation facilities;
- the availability and cost of appropriate smelting and refining arrangements;
- the need to obtain necessary environmental and other governmental permits and the timing of those permits; and
- the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine development and construction can increase because of the remote location of many mining properties. New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Accordingly, AngloGold's future development activities may not result in the expansion or replacement of current production with new production, or one or more of these new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all.

Ore Reserve estimation risks. AngloGold's Ore Reserves described in this document are the best estimates of AngloGold's current management as of the dates stated and are reported in accordance with the requirements of the SEC's Industry Guide 7. In Australia and South Africa, AngloGold is legally required to publicly report Ore Reserves and Mineral Resources in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves ("JORC Code") and the South African Code for Reporting of Mineral Resources and Ore Reserves ("SAMREC Code"), respectively. SEC's Industry Guide 7 does not recognize mineral resources. Accordingly, AngoGold does not report estimates of mineral resources in this annual report on Form 20-F.

Both AngloGold and Ashanti undertake annual revisions to their respective Mineral Resource and Ore Reserve estimates based upon actual exploration and production results, depletion, new information and fluctuations in production and economic parameters. These factors may result in reductions in its Ore Reserve estimates, which could adversely impact upon the life of mine plans and consequently the total value of AngloGold's mining asset base and, as a result, have a negative impact upon the market price of AngloGold's ordinary shares and ADSs.

Mining industry risks. Gold mining is susceptible to numerous events that may have an adverse impact on a gold mining business. These events include, but are not limited to:

- environmental hazards, including discharge of metals, pollutants or hazardous chemicals;
- industrial accidents;
- underground fires;
- labor disputes;
- unexpected geological formations;
- unanticipated ground and water conditions;
- fall of ground accidents;
- failure of mining pit slopes and tailings dam walls;
- legal and regulatory restrictions and changes to such restrictions;
- seismic activity; and
- other natural phenomena, such as floods or inclement weather conditions.

The occurrence of one or more of these events may result in the death of, or personal injury to, miners, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, delays in production, environmental damage and potential legal liabilities. As a result, AngloGold's operations could be affected and, if such effects were material, its financial position could be adversely impacted to a significant extent.

Seismic activity is of particular concern to the gold mining industry in South Africa, in part because of the large percentage of deep-level gold mines. To understand and manage this risk, AngloGold uses sophisticated seismic and rock mechanics technologies. AngloGold has had some success with these technologies in identifying the possible location of future seismic activity and in the development of mine layouts, support layouts and technologies and mining methods to ameliorate seismic risk. Despite these programs and their success to date, seismic events have in the past and may in the future cause employee injury and death and may cause substantial damage to AngloGold's operations both within South Africa and elsewhere, which could have an adverse impact on the future results of its operations and, consequently, its financial condition.

Gold mining operations are subject to extensive health and safety laws and regulations.

Gold mining operations are subject to a variety of mine health and safety laws and regulations depending upon the jurisdiction in which they are located. These laws and regulations are formulated to improve and to protect the safety and health of employees.

In complying with the mine health and safety laws and regulations to which its operations are subject, AngloGold has dedicated resources in an attempt to achieve and to ensure the application of international best practice in the management of health across its operations, including medical surveillance systems. These systems and policies have resulted in improvements in its safety performance. AngloGold intends to implement such systems and policies, where required, across Ashanti's operations**,** since the countries in which Ashanti operates do not currently have fully developed systems of health and safety laws and regulations.

If these laws and regulations were to change and, if as a result, material additional expenditure was required to comply with such new laws and regulations, it could adversely affect AngloGold's financial position. For a discussion of the mine health and safety laws and regulations to which AngloGold's operations are subject, see Item "4B.: Business overview–Safety and health".

Gold mining companies are subject to extensive environmental laws and regulations.

Gold mining companies are subject to extensive environmental laws and regulations in the various jurisdictions in which they operate. These regulations establish limits and conditions on gold producers' ability to conduct their operations. The cost of AngloGold's compliance with environmental laws and regulations has been significant in the past.

Pursuant to environmental laws and regulations, gold mining companies are also obligated to close their operations and rehabilitate the lands that they mine in accordance with these laws and regulations. Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they are known, probable and can be reasonably estimated. AngloGold intends to adhere to this policy following the Business Combination. AngloGold also intends to introduce its environmental controls and procedures, where required, across Ashanti's operations in order to align Ashanti's environmental controls and procedures with its own.

Environmental laws and regulations are continually changing and are generally becoming more restrictive. Moreover, the countries in which Ashanti operates do not currently have fully developed systems of environmental regulation. If AngloGold's environmental compliance obligations were to change as a result of changes in the laws and regulations (including, following the Business Combination, as a result of changes in the laws and regulations in the countries in which Ashanti operates) or in certain assumptions it makes to estimate liabilities, or if unanticipated conditions were to arise in its operations, its expenses and provisions would increase to reflect these changes. If material, these expenses and provisions could adversely affect its results of operations and financial position. For a discussion of the estimated cost of the future environmental rehabilitation obligations with respect thereto, see note 16 to the consolidated financial statements "Provision for environmental rehabilitation". Additionally, for a discussion of the effects of the Mineral and Petroleum Resources Development Act with respect to the additional responsibilities imposed on mining companies in South Africa in respect of the environment and rehabilitation, see "*Changes to mineral rights ownership regimes in South Africa, where a significant portion of AngloGold's mineral reserves and deposits are located, could have a material impact on its financial position*" below.

Risks related to AngloGold's operations

AngloGold faces many risks related to its operations that may affect its cash flows and overall profitability.

AngloGold's use of hedging instruments to protect against low gold prices and exchange rate movements may prevent it from realizing all potential gains resulting from subsequent gold price increases in the future.

AngloGold currently uses hedging instruments to fix the selling price of a portion of its respective anticipated gold production and to protect revenues against unfavorable gold price and exchange rate movements. While the use of these instruments may protect against a drop in gold prices and exchange rate movements, it will only do so for a limited period of time and only to the extent that the hedge remains in place. The use of these instruments may also prevent AngloGold from realizing the positive impact on income from any subsequent favorable increase in the price of gold on the portion of production covered by the hedge and of any subsequent favorable exchange rate movements. Ashanti also uses similar hedging instruments. As at December 31, 2003, AngloGold's and Ashanti's hedge books had a net delta of 8.6 million and 5.9 million ounces, respectively. As at December 31, 2003, AngloGold's and Ashanti's hedge books had negative marked-to-market valuations of $663.7 million and $609.6 million, respectively, including in each case, AngloGold's and Ashanti's respective 50 percent interests in the $154.9 million negative marked-to-market value of the Geita hedge book. For a discussion of AngloGold's hedging instruments, see Item "11.: Quantitative and qualitative disclosures about market risk".

If the negative marked-to-market value of the Geita hedgebook exceeds a specified level, AngloGold will not be able to receive any cash from the Geita joint venture.

The Geita joint venture engages in hedging transactions with respect to production from the Geita mine. This hedging is carried out on a margin-free basis. However, if at any time the aggregate respective marked-to-market value of the Geita hedge book exceeds negative $165.38 million, AngloGold and Ashanti will be restricted from receiving cash from the joint venture until the marked-to-market negative value reduces below that threshold. The hedging arrangements also provide for events of default and termination that could result in early close-outs or a default of Geita's $66.25 million project finance facility. The threshold of $165.38 million will increase during the life of the Geita project finance facility as principal repayments *under the facility are made and additional coverage becomes available under AngloGold's political risk insurance.*

***There is a risk that the Business Combination with Ashanti may not be implemented*.**

The Business Combination of AngloGold with Ashanti is subject to a number of conditions including the approval by the requisite majority of Ashanti shareholders of the Ghanaian Scheme of Arrangement and the relevant special resolution proposed at Ashanti's extraordinary general meeting, the confirmation of the Scheme by the High Court of Ghana, the receipt of certain regulatory approvals and third party consents and the absence of any material adverse change to the business, financial condition, results of operations, assets or liabilities of Ashanti since December 31, 2002 (other than as publicly disclosed or announced by Ashanti prior to the date of the Transaction Agreement). If the conditions to the Business Combination are not satisfied or, if permissible, waived on or before May 31, 2004 or such later date as may be agreed by AngloGold or Ashanti, AngloGold and Ashanti may terminate the Transaction Agreement, in which case the Scheme of Arrangement will not become effective and the Business Combination will not be completed. AngloGold and Ashanti are not obliged to extend the period for the satisfaction or, if permissible, waiver of the conditions to the Business Combination beyond May 31, 2004. Should the Business Combination not be completed, the anticipated benefits of the Business Combination will not be realized. Consequently, at this stage there is no guarantee that the conditions to the Business Combination will be satisfied and that the Business Combination will be completed.

If the development of the deep-level ore deposits at Obuasi mine is not economically feasible, there may be a material negative impact on AngloGold's operations and financial performance in the long-term.

A key aspect of AngloGold's rationale for the Business Combination is the development of the deep-level ore deposits at the Obuasi mine, which ore deposits are currently referred to as Obuasi Deeps. This development could potentially extend the life of this mine to well beyond 2040. In furtherance of this goal, AngloGold plans to invest approximately $44 million over the next five years on further exploration and necessary feasibility studies. Depending upon these results, the full development of Obuasi Deeps may proceed towards the end of this five year period, but could take several years to complete. Initial scoping studies have indicated that the development of Obuasi Deeps will require an estimated capital expenditure of $570 million in real terms over the anticipated life of the mine.

In the event that, as a result of this further exploration and upon the completion of these feasibility studies, AngloGold determines that the development of Obuasi Deeps is not economically feasible, such determination may have a material negative impact on its operations and financial performance in the long-term. The funding of the development of Obuasi Deeps will only proceed, if it is determined to be economically feasible.

In addition, if the feasibility study indicates that the development of Obuasi Deeps is economically feasible, the actual economic returns and the actual costs of development may differ significantly from the assumptions and estimates used in preliminary scoping studies completed to date, as well as in the feasibility studies completed following further exploration. This could have a negative impact on AngloGold's return on its investment in Obuasi Deeps and, as a result, AngloGold's long-term profitability following the Business Combination.

***Benefits from integration of Ashanti's operations with AngloGold's may not be achieved to the extent or within the time period that is currently anticipated, and AngloGold may encounter costs and difficulties in integrating its operations with Ashanti's operations, which would reduce or delay the realization of increased revenues, cost savings and operational benefits*.**

Following the Business Combination, AngloGold intends to integrate its operations with those of Ashanti. Its goal in integrating these operations is to increase revenues and earnings and achieve cost savings through enhanced growth opportunities and synergies. AngloGold may encounter unanticipated costs and difficulties integrating its operations with Ashanti's operations and fail to achieve the cost savings, synergies and enhanced growth opportunities that it expects.

AngloGold expects to incur costs, for example, in the introduction of its environmental and health and safety controls and procedures at Ashanti's mining operations to align these with its own. Other possible costs include the need to implement, integrate and harmonise various business-specific operating procedures and systems, as well as company-wide financial, accounting, information and other systems. These costs may be higher than AngloGold currently anticipates.

In addition, the need to deal with integration issues could also divert management's attention from day-to-day business.

Foreign exchange fluctuations could have a material impact on AngloGold's operating results and financial position.

Since June 2002, the weakening of the US dollar against the South African rand, and, to a lesser extent, the Brazilian real, the Argentinean peso and the Australian dollar has negatively impacted AngloGold's profitability. Conversely, in certain prior years, the devaluation of these local currencies against the US dollar has had a significant positive effect on the profitability of its operations. Typically, revenues are derived in US dollars and production costs are largely incurred in the relevant local currency. In 2003 and 2002, AngloGold derived approximately 77 and 73 percent, respectively, of its revenues from these countries and approximately 80 and 76 percent, respectively, of production costs in these local currencies. In 2003, the weakening of the US dollar against these local currencies accounted for nearly $47 per ounce, or 69 percent of the total increase in total cash costs compared with a decrease in 2002 of $24 per ounce. In addition, production costs in South African rand, Brazilian real**,** Argentinean peso and Australian dollar were only modestly offset by the effect of exchange rate movements on the price of imports denominated in US dollars**,** as imported products comprise a small proportion of production costs in each of these countries. AngloGold's product, gold, is principally a US dollar-priced commodity, and most of its revenues are realized in US dollars. The weakening of the US dollar, without a corresponding increase in the US dollar price of gold against these local currencies results in lower revenues and higher production costs in US dollar terms. Conversely, the strengthening of the US dollar, without a corresponding decrease in the US dollar price of gold, against these local currencies yields significantly higher revenues and lower production costs in US dollar terms. If material, these exchange rate movements may have an adverse impact on AngloGold's operating results. For example, due to the strengthening of the South African rand against the US dollar, production costs at AngloGold's South African operations increased in US dollar terms during the second half of 2002 compared with the first half. This trend continued in 2003 due to the continued weakening of the US dollar relative to currencies in many of the countries in which AngloGold operates. These impacts have been partially offset in 2003 by the increase in the US dollar price of gold, which increase has been partially a function of US dollar weakness. For a discussion of trends expected for 2003, see “Item 5D.: Trend information”.

To a lesser extent, mainly as a result of its hedging instruments, a small proportion of AngloGold's revenues are denominated in South African rand and Australian dollar, which may partially offset the effect of the US dollar's strength or weakness on AngloGold's profitability. This benefit may, however, be diluted following completion of the Business Combination, as a greater proportion of Ashanti's revenues and costs are US dollar denominated.

In addition, due to its global operations and local foreign exchange regulations, some of AngloGold's funds are held in local currencies, such as the South African rand and Australian dollar. The US dollar value of these currencies may be affected by exchange rate fluctuations. If material, exchange rate movements may affect AngloGold's overall financial position. See “Item 5B.: Liquidity and capital resources – Liquidity”.

Inflation may have a negative impact on AngloGold's results of operations.

Most of AngloGold's operations are located in countries that have historically experienced high rates of inflation. AngloGold's operations have not been materially adversely affected by inflation in recent years. However, because it is unable to control the market price at which it sells the gold it produces (except to the extent that it enters into forward sales and other derivative contracts), it is possible that significantly higher future inflation in the countries in which AngloGold operates may result in a consequent increase in future operational costs in local currencies, without a concurrent devaluation of the local currency of operations against the US dollar or an increase in the US dollar price of gold, could have a material adverse effect upon its results of operations and financial condition.

While none of AngloGold's specific operations are currently materially adversely affected by inflation, significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being discontinued or reduced or rationalised at higher cost mines. See “Item 4B.: Business overview – Products, operations and geographic locations”.

Changes to mineral rights ownership regimes in South Africa, where a significant portion of AngloGold's mineral reserves and deposits are located, could have a material impact on its financial position*.*

AngloGold's rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of its mineral reserves and deposits are located in South Africa.

In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources Development Act ("MPRDA"), which was passed by the parliament of South Africa in June 2002. It will take effect on a date to be proclaimed by the President, which is expected to be during 2004. Until then the existing regulatory regime for mineral rights will remain in place whereby the holder of mineral rights is entitled to mine on obtaining a mining authorization. AngloGold owns substantially all the mineral rights for which it holds mining authorizations.

The MPRDA vests custodianship of South Africa's mineral rights in the State, which will issue prospecting rights or mining rights to applicants in the future. The existing common law prospecting, mining and mineral rights will cease to exist, but transitional arrangements are provided in order to give holders of existing rights the opportunity to convert their current rights into new rights.

Where AngloGold holds mineral rights and mining authorizations and is conducting mining operations on the date on which the MPRDA comes into effect, it will be able, within five years from the date of effectiveness of the MPRDA to submit the old rights and authorizations for conversion to new mining rights. AngloGold will need to submit a mining work program and thereby substantiate the area and period of the new rights and also to comply with the requirements of the Charter as described below. A similar procedure applies where it holds prospecting rights and a prospecting permit and is conducting prospecting operations, but AngloGold must apply for conversion to new prospecting rights within two years from the date of effectiveness of the MPRDA for which purpose a prospecting work program must be submitted. Where it holds unused rights, however, AngloGold will have one year to apply for new prospecting rights or mining rights, the requirements in regard to which are more stringent than for conversion, requiring, for example, non-concentration of resources, fair competition, non-exclusionary effects and proof of financial and technical ability.

Even where new rights are obtained under the MPRDA, these rights will not be equivalent to the existing rights. The area covered by the new rights may be reduced by the State if it finds that the prospecting or mining work program submitted by an applicant does not substantiate the need to retain the area covered by the old rights. The duration of the new rights will no longer be perpetual but rather, in the case of new mining rights, for a maximum of 30 years with renewals of up to 30 years each and, in the case of prospecting rights, up to five years with one renewal of up to three years. The MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition, and non-exclusion of others. In addition, the new rights will only be transferable subject to the approval of the Minister of Minerals and Energy. Mining or prospecting must commence within one year or 120 days, respectively, of the mining right or prospecting right becoming effective, and must be conducted continuously and actively thereafter.

The new rights can be suspended or cancelled by the Minister of Minerals and Energy on breach or, in the case of a mining right, on non-optimal mining in accordance with the mining work program.

The new rights will be subject to a State royalty calculated on gross revenue as proposed in the draft Mineral and Petroleum Royalty Bill, 2003, which was released in March 2003 for comment and which proposes a royalty payment of three percent of gross revenue per annum, payable quarterly, in the case of gold. As proposed, royalty payments will commence upon the conversion and granting of a new mining right. AngloGold and other members of the South African mining community have submitted comments on the draft bill to the relevant authorities. These comments included recommendations for a profit based, rather than a revenue based, royalty and in order not to delay the conversion of mineral rights from old to new order mining rights, that the proposed royalty should only become payable from a fixed date being five years after the MPRDA takes effect, which date is the final date for the conversion of old order to new order mining rights under the MPRDA. In addition, a reduction in the royalty rate from that proposed in the draft Mineral and Petroleum Royalty Bill has been proposed. On February 18, 2004, in the Budget Speech for the 2004 fiscal year, the South African Minister of Finance proposed several refinements to the draft Mineral and Petroleum Royalty Bill. These include a delay in the introduction of the royalty to five years after the introduction of the MPRDA and confirmation of the South African Government's preference for a revenue based royalty. It was further indicated that the royalty regime would take cognisance of the mining sector's diverse production and profitability dynamics with differential rates to apply to marginal mining operations. The introduction of the proposed royalty, will have an adverse impact upon AngloGold's profitability, as currently no royalty is payable.

The MPRDA calls for a Charter to be developed by the Minister of Minerals and Energy within six months of commencement of the Act, the content of which has largely been agreed with mining industry representatives (including AngloGold), and with representatives of other stakeholders. The Charter's stated objectives include the:

- expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;
- expansion of the skills base of such persons;
- promotion of employment and advancement of the social and economic welfare of mining communities; and
- promotion of beneficiation, or the crushing and separation of ore into valuable substances or waste within South Africa.

The Charter requires that each mining company achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years, and 26 percent ownership within ten years. It contemplates that this will be achieved by, among other things, disposals of assets by mining companies to historically disadvantaged persons on a willing seller – willing buyer basis at fair market value. In addition, the Charter requires mining companies to formulate plans for achieving employment equity at management level with a view to achieving 40 percent participation by historically disadvantaged persons in management and 10 percent participation by women in the mining industry, each within five years. When considering applications for the conversion of existing rights, the State will take a "scorecard" approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Charter. The draft scorecard was published by the South African Government in February 2003.

AngloGold fully supports the principle that the mining industry and the wider South African economy have to find ways of dealing with the legacy of the country's history in a manner that promotes economic development and growth. AngloGold has made progress in adjusting the ownership structure of its South African mining assets and the composition of its management consistent with the Charter's spirit. It believes that it is well placed to meet the Charter's targets in accordance with the scorecard.

AngloGold has completed a number of asset sales to companies owned by historically disadvantaged persons in the past four years, which meet the requirements of the Charter and the scorecard. According to AngloGold's estimates based on operating data for the twelve months ended September 30, 2003, these transactions transfer 22.4 percent of its attributable units of production in South Africa to historically disadvantaged persons. However, AngloGold would expect the State to conduct its own assessment of these transfers when AngloGold submits its conversions or applications for acquisition of new rights to replace its existing rights. In addition, it is continuing to evaluate alternative ways in which to achieve the objectives of the Charter through, for example, forms of broad-based equity ownership by historically disadvantaged entities, groups or individuals, including employee share ownership and empowerment unit trusts.

AngloGold believes that it has made significant progress towards meeting the requirements of the Charter and the scorecard in human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation. It will also reflect these results when it lodges its conversions or applications for acquisition of new rights to replace its existing rights. Its performance under the criteria set by the Charter and the scorecard will be assessed by the State upon the occurrence of such lodgements or applications. Details of the State's methodology for calculating performance in regard to beneficiation have, however, not yet been made public. Failure on the part of AngloGold to comply with the requirements of the Charter and the scorecard could subject it to negative consequences.

AngloGold may also incur expenses in giving additional effect to the Charter and the scorecard, including costs which it may incur in facilitating the financing of initiatives towards ownership by historically disadvantaged persons as part of the industry-wide commitment to assist such persons in securing ZAR100 billion of financing during the first five years of the Charter's life. There is furthermore no guarantee that any steps AngloGold might take to comply with the Charter would ensure that it could successfully acquire new mining rights in place of its existing rights. In addition, the terms of such new rights may not be as favorable to AngloGold as the terms applicable to its existing rights. Based on present indications, however, AngloGold believes that it should be able to successfully acquire new rights on reasonable terms.

The MPRDA also imposes on mining companies additional responsibilities relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. AngloGold has a policy of evaluating, minimizing and addressing the environmental consequences of its activities and, consistent with this policy and the MPRDA, has undertaken a review of the environmental costs and liabilities associated with its South African operations in light of the new, as well as the existing, environmental requirements. While this examination could result in an increase in its compliance costs and accruals for environmental remediation, it is not certain at this stage whether these costs or liabilities will have a material adverse effect on its financial condition or results of operations.

For discussion of mineral rights ownership of AngloGold, see Note 27 to the consolidated financial statements “Mineral and Petroleum Resources Development Act, 2002” and “Item 4B.: Business overview – Rights to mine and title to properties”.

A majority of AngloGold's mineral reserves and deposits and mining operations are located in countries that face political and economic risks.

The mineral deposits and mining operations of AngloGold are located mainly in African and, to a lesser extent, South American countries. Countries in these regions, to a greater or lesser extent, have experienced political instability and economic uncertainty in the past. More recently, certain of the countries in which AngloGold operates, in particular South Africa, have achieved greater political and economic stability. Nevertheless, in some of the countries where AngloGold operates, government policy may be unpredictable, and the institutions of government and market economy may be unstable and subject to rapid and unpredictable change.

Any existing and new mining operations and projects AngloGold carries out in these countries are and will be subject to various national and local laws, policies and regulations governing the prospecting, developing and mining of mineral reserves, taxation, exchange controls, investment approvals, employee relations and other matters. If, in one or more of these countries, AngloGold could not obtain or maintain necessary permits, authorizations or agreements to implement planned projects or continue its operations under conditions or within time frames that make such plans and operations economic, or if legal or fiscal regimes or the governing political authorities change materially, its financial position could be adversely affected.

In South Africa, on February 18, 2004, in the Budget Speech for the 2004 fiscal year, the Minister of Finance announced that due to the new regulatory system for the mining rights in terms of the MPRDA and accompanying royalty dispensation under the draft Mineral and Petroleum Royalty Bill, it has become imperative to holistically reassess the current fiscal regime as applicable to the mining and petroleum industries in South Africa, including tax, depreciation, rate differentiation for mining sectors, allowable deductions and exemptions from Secondary Tax on Companies in terms of South Africa’s income tax regime. Also due for review is the gold mining tax formula, which provides income tax exemption and relief from Secondary Tax on Companies for gold mines**,** despite the existence of profit. The impact of these proposed reviews is unknown at this stage and any material adverse change arising therefrom could have an adverse impact upon the financial position of AngloGold.

In certain circumstances, AngloGold is required to seek the consent of regulators and other governmental authorities before it can undertake significant transactions, such as dispositions of assets. It may not be able to obtain these consents expeditiously or at all.

Labor disruptions in South Africa and other countries could have an adverse effect on AngloGold's operating results and financial condition.

As at December 31, 2003, approximately 87 percent (2002: 88 percent) of AngloGold's workforce was located in South Africa.

Approximately 86 percent of the workforce on its South African operations is unionized, with the National Union of Mineworkers ("NUM") representing the majority of unionized workers. AngloGold's employees in some South American countries are also highly unionized. In the past, trade unions have had a significant impact on AngloGold's collective bargaining process, as well as on social and political reforms, most notably in South Africa. In 1987, the NUM embarked on a three-week strike in support of a wage demand. Since then AngloGold and the industry have not experienced any work stoppages due to wage negotiations. It has become practice to negotiate wages and conditions of employment with the unions every two years, through the Chamber of Mines of South Africa. The most recent settlement negotiation was completed in July 2003, when the parties reached an agreement covering the period from July 1, 2003 to June 30, 2005. Furthermore, AngloGold has instituted a number of processes at both mine and at company level, whereby management and unions interact regularly and address areas of difference as they arise.

Ashanti and its mining contractors also rely to a large degree on a unionized workforce. In 1999, Ashanti experienced strikes at the Obuasi mine in Ghana, and in 2000 at the Freda-Rebecca mine in Zimbabwe, and there is a risk that strikes or other types of conflict with unions or employees may occur in the future.

It is uncertain whether labor disruptions will be used to advocate labor, political or social causes in the future. Should any labor disruptions occur, if material, they could have an adverse effect on AngloGold's results of operations and financial condition. For a discussion of AngloGold’s employees and labor relations, see “Item 6D.: Employees”.

AngloGold face certain risks in dealing with HIV/AIDS which may have an adverse effect on its operations.

AIDS and tuberculosis (which is exacerbated in the presence of HIV/AIDS) remain the major health care challenges faced by AngloGold's South African operations. A significant portion, approximately 30 percent, of its South African workforce is believed to be infected with the HIV virus. The exact extent to which Ashanti's workforce is infected is not known. Recently, however, certain members of Ashanti's workforce at the Freda-Rebecca mine agreed to undergo voluntary testing for HIV. Of the persons who participated in this voluntary test, 20 percent tested positive for HIV. AngloGold is continuing to develop and implement various programs aimed at helping those who have been infected with HIV and preventing new infections. On November 14, 2002, AngloGold announced that it had begun implementing a monitored pilot anti-retroviral therapy program for volunteer employees in South Africa who are infected with HIV. The pilot program involved offering a triple combination drug regimen, known as a drug cocktail, to 200 Wellness Clinic patients that met the medical eligibility criteria for starting treatment. From April 2003, it commenced a roll out of the treatment to all eligible employees desiring it.

At this stage, the drug cocktail alone costs approximately $70 per participating employee per month. It is not yet possible to develop an accurate cost estimate of the program in its entirety, given uncertainties such as drug prices and the ultimate rate of employee participation. Based on its estimates, AngloGold believes that the cost of managing and treating the impact of the HIV/AIDS epidemic would be significantly lower than the cost of ignoring it and failing to take measures to manage and treat it.

AngloGold does not expect the cost that it will incur related to the prevention of HIV infection and the treatment of AIDS to materially and adversely affect its operations and profitability. Nevertheless, it is not possible to determine with certainty the costs that it may incur in the future in addressing this issue, and consequently, its operations and profitability could be adversely affected. For a more detailed discussion, see Item "4B.: Business overview – Safety and health – South Africa region".

Ashanti's power supplies are unreliable and have on occasion forced Ashanti to halt or curtail activities at its mines. Power fluctuations and power cost increases may have a negative impact on AngloGold's profitability.

Substantial portions of Ashanti's mining operations in Ghana are dependent for their electricity supply on hydro-electric power supplied by the Volta River Authority, or VRA, an entity controlled by the Government of Ghana, although Ashanti also has access to VRA electricity supply from a recently constructed smaller thermal plant. The VRA's principal electricity generating facility is the Akosombo Dam and during periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam may be curtailed, as occurred in 1998. In addition, this electricity supply has been subject to voltage fluctuations, which can damage Ashanti's equipment. Other than short-term stand-by generators, which are not sufficient to allow Ashanti to continue mining operations, Ashanti has no means of obtaining alternative power in the event of a supply shortage from the VRA. The VRA also obtains power from neighbouring Cote d'Ivoire, which has recently experienced some political instability and civil unrest. These factors may cause interruptions in Ashanti's power supply or result in increases in the cost of power even if they do not interrupt supply. Ashanti's original agreement with the VRA expired in May 2003 and negotiations with the VRA have been concluded resulting in an increase of 11 percent in the applicable tariff upon renewal of that agreement.

Ashanti's mining operations in Guinea and Tanzania and AngloGold's mining operations in Mali are dependent on power supplied by outside contractors and supplies of fuel being delivered by road. Ashanti's power supply has been disrupted in the past and Ashanti has suffered resulting production losses as a result of equipment failure.

The occurrence of events for which AngloGold is not insured or for which its insurance is inadequate may affect its cash flows and overall profitability.

AngloGold maintains insurance to protect only against catastrophic events which could have a significant adverse impact on its operations and profitability. This insurance is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, AngloGold's insurance does not cover all potential risks associated with its business. In addition, AngloGold may elect not to have insurance for certain risks, due to the high premiums associated with insuring those risks or for various other reasons, including an assessment that the risks are remote. Furthermore, AngloGold may not be able to obtain insurance coverage at acceptable premiums. AngloGold has a captive insurance company, namely AGRe Insurance Company Limited, which participates at various levels in certain of the insurances maintained by AngloGold. The occurrence of events for which it is not insured may adversely affect AngloGold's cash flows and overall profitability.

If currently pending securities litigation in the United States is resolved against Ashanti, and the Business Combination is completed, AngloGold's business may be harmed if it is required to pay substantial sums in damages.

Ashanti is currently subject to litigation, including a consolidated class action lawsuit pending in the United States alleging misstatements and non-disclosures in connection with SEC filings and other public statements made in 1999 concerning Ashanti's hedging program. The damages sought by the plaintiffs have not yet been specified, as is common practice in US litigation at the current stage of the proceedings. The outcome of this litigation may not be known for some time. These matters may adversely affect AngloGold's business and financial condition if the Business Combination is completed and Ashanti is required to pay substantial amounts in respect thereof.

Risks related to AngloGold’s ordinary shares and ADSs

Sales of large amounts of AngloGold’s ordinary shares and ADSs or the perception that these sales may occur, could adversely affect the prevailing market price of such securities.

The market price of AngloGold’s ordinary shares or ADSs could fall if large amounts of ordinary shares or ADSs are sold in the public market, or there is the perception in the marketplace that such sales could occur. Current holders of ordinary shares or ADSs may decide to sell them at any time. Ashanti shareholders who will receive ordinary shares or ADSs as a result of the Business Combination may not wish to hold such ordinary shares or ADSs following the Business Combination. Lonmin, which currently holds 27.6 percent of Ashanti's issued share capital, will receive 10,440,000 ordinary shares in the Business Combination. AngloGold has entered into a registration rights agreement with Lonmin pursuant to which Lonmin will be entitled to sell its ordinary shares in the public market immediately following the effectiveness of the Business Combination. The Government of Ghana, which currently holds 16.8 percent of Ashanti's issued share capital, will receive, in its capacity as a shareholder of Ashanti, 6,373,650 ordinary shares in the Business Combination. In addition to these ordinary shares, the Government of Ghana will also receive 2,658,000 ordinary shares upon the completion of the Business Combination under the terms of a fiscal and regulatory stability agreement between the Government and AngloGold. The ordinary shares that the Government of Ghana will receive under the stability agreement and the ordinary shares issued in the Business Combination to Lonmin and the Government of Ghana, will in the aggregate represent approximately 7.4 percent of AngloGold's total issued ordinary share capital upon the completion of the Business Combination. Sales of ordinary shares or ADSs, if substantial, or the perception that these sales may occur and be substantial, could exert downward pressure on the prevailing market prices for the ordinary shares or ADSs, causing their market prices to decline.

Fluctuations in the exchange rate of different currencies may reduce the market value of AngloGold's securities, as well as the market value of any dividends or distributions paid by AngloGold.

AngloGold has historically declared all dividends in South African rand. As a result, exchange rate movements may have affected and, following the completion of the Business Combination, may continue to affect, respectively, the Australian dollar, the British pound and the US dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to investors that hold AngloGold's securities. This may reduce the value of these securities to investors. At the general meeting of AngloGold's shareholders held on December 5, 2002, a majority of its shareholders passed a special resolution adopting a new Memorandum and Articles of Association, which, among other things, allows for dividends and distributions to be declared in any currency at the discretion of AngloGold's Board, or its shareholders at a general meeting. If, and to the extent AngloGold declares dividends and distributions in US dollars, exchange rate movements will not affect the US dollar value of any dividends or distributions. Nevertheless, the Australian dollar and British pound value of any dividend or distribution will continue to be affected and the South African rand value of any dividend or distribution will also be affected. If and to the extent dividends and distributions are declared in South African rand, exchange rate movements will continue to affect the Australian dollar, British pound and US dollar value of these dividends and the Australian dollar, British pound and US dollar market value of AngloGold's securities will continue to fluctuate with exchange rate movements.

Item 4: Information on the company

AngloGold, formerly Vaal Reefs Exploration and Mining Company Limited, was incorporated in South Africa in 1944.

4A. History and development of the company

The company, headquartered in Johannesburg, South Africa, has a global presence with 19 operations comprising open-pit and underground mines and surface reclamation plants in eight countries (Argentina, Australia, Brazil, Mali, Namibia, South Africa, Tanzania and the United States of America), supported by extensive yet focused exploration activities in 11 countries.

AngloGold is listed on the following securities exchanges under the respective trading symbols: Johannesburg (ANG), New York (AU) and Australia (AGG), as well as the London Stock Exchange (ANG), Euronext Paris (VA FP) and Euronext Brussels (ANG BB).

AngloGold Limited (Registration number 1944/017354/06) was incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and operates under the South African Companies Act 61 of 1973, as amended. Its principal executive office is located at 11 Diagonal Street, Johannesburg, 2001 (P.O. Box 62117, Marshalltown, 2107) South Africa (Telephone +27 11 637-6000). AngloGold's US office is located at 509 Madison Avenue, Suite 1914, New York, NY 10022, USA (Tel. +1 212 750 5626)).

AngloGold, as it conducts business today, was formed in June 1998 through the consolidation of the gold interests of Anglo American Corporation of South Africa Limited (AAC) and its associated companies into a single, focused, independent, global gold company. Vaal Reefs Exploration and Mining Company Limited (Vaal Reefs), the vehicle for the consolidation, changed its name to AngloGold Limited and increased its authorized share capital, effective March 30, 1998. AngloGold then acquired, in share-for-share exchanges in terms of South African schemes of arrangement and following shareholder approval, all of the issued share capital of the following participating companies:

- East Rand Gold and Uranium Company Limited (Ergo);
- Eastvaal Gold Holdings Limited (Eastvaal);
- Southvaal Holdings Limited (Southvaal);
- Free State Consolidated Gold Mines Limited (Freegold);
- Elandsrand Gold Mining Company Limited (Elandsrand);
- H.J. Joel Gold Mining Company Limited (HJ Joel); and
- Western Deep Levels Limited (Western Deep Levels)

(collectively the "participating companies"). A total of 51,038,968 ordinary shares were issued to AAC and 66,010,118 ordinary shares to other shareholders in exchange for their shares in these companies.

In addition, AngloGold acquired in private transactions with AAC and minority shareholders certain share interests in gold mining companies, including:

- approximately 17 percent of Driefontein Consolidated Limited (Driefontein);
- 100 percent of Anmercosa Mining (West Africa) Limited (Anmin West Africa);
- approximately 89 percent of Western Ultra Deep Levels Limited (Western Ultra Deep);
- approximately 52 percent of Eastern Gold Holdings Limited (Eastern Gold);
- 100 percent of Erongo Mining and Exploration Company Limited (Erongo); and
- other sundry share interests

(collectively the "share interests companies"). A total of 25,734,446 ordinary shares were issued to AAC and 957,920 ordinary shares to minority shareholders in exchange for their shares in these companies.

AngloGold also acquired certain gold exploration and mining rights from AAC and other companies in exchange for which 1,623,080 ordinary shares were issued to AAC and 4,210,412 ordinary shares to other companies.

Prior to the consolidation, Vaal Reefs was a client company of AAC under a service agreement and HJ Joel was a client company of Johannesburg Consolidated Investments Limited (JCI) under another service agreement. Under these agreements, AAC and JCI provided certain technical, administrative, secretarial and purchasing services. In connection with the above transaction, AngloGold acquired from AAC and JCI all the rights under these service agreements relating to the participating companies listed above. AngloGold now provides these services. The rights under the service agreements were acquired from AAC in exchange for 6,834,872 ordinary shares of AngloGold, and the rights under the service agreement from JCI were acquired for cash of R62.5 million.

The consolidation was approved by the required majorities of the shareholders of AngloGold and the participating companies and became effective on June 29, 1998 for accounting purposes. The participating companies and the 50 percent or more owned share interests companies became subsidiaries, and the less than 50 percent owned share interests companies became associate companies.

In December 1998, AngloGold agreed to purchase Minorco's gold interests located primarily in North and South America. This transaction became effective March 31, 1999. See "Item 4B.: Business overview – Products, operations and geographic locations – North American operations" and " – South American operations".

With effect from December 31, 1999 AngloGold acquired Acacia Resources in Australia, including all or part of new mining operations and exploration activities. See "Item 4B.: Business overview – Products, operations and geographic locations – Australian operations".

With effect from July 3, 2000, AngloGold acquired a 40 percent interest in the Morila mine located in Mali from Randgold Resources. See "Item 4B.: Business overview – Products, operations and geographic locations – East and West African operations – Morila".

With effect from December 15, 2000, AngloGold acquired a 50 percent interest in the Geita mine located in northern Tanzania from Ashanti Goldfields Limited. See "Item 4B.: Business overview – Products, operations and geographic locations – East and West African operations – Geita".

In 2000, in support of its market development initiatives, AngloGold acquired a 25 percent interest in OroAfrica, South Africa's largest manufacturer of gold jewellery and a 33 percent holding in GoldAvenue, an e-commerce business in gold, created jointly with JP Morgan and Produits Artistiques de Metaux Precieux (PAMP). As at December 31, 2003 AngloGold had increased its stake in OroAfrica to 26.6 percent.

In December 2000, agreement was reached with Harmony Gold Mining Company Limited, whereby Harmony agreed to purchase AngloGold's Elandsrand and Deelkraal mines with effect from February 1, 2001 for an amount of $109 million. All conditions precedent relative to the sale were fulfilled on April 9, 2001 on which date the agreement of sale became unconditional. See note 24 to the consolidated financial statements "Sales of shafts".

In terms of an agreement signed with African Rainbow Minerals Gold Limited (currently Harmony Gold Mining Company Limited) ("ARM") in January 1998, the No. 2 Shaft Vaal River Operations was tributed to ARM on the basis that 40 percent of all revenue, costs and capital expenditure would be attributable to ARM, with the balance to AngloGold. With effect from July 1, 2001, AngloGold announced that it had disposed of its interests in No. 2 Shaft Vaal River Operations to ARM for the sum of $1 million. See note 24 to the consolidated financial statements "Sales of shafts".

On September 5, 2001, AngloGold announced that it was to make a takeover offer for Normandy Mining Limited (Normandy), Australia's largest listed gold mining company. The offer was to be settled in AngloGold ordinary shares in the ratio of 4.30 AngloGold ordinary shares for every 100 Normandy shares. The final offer to Normandy shareholders comprised 4.30 AngloGold ordinary shares plus a cash consideration of A$30 for every 100 Normandy shares. At the close of the offer on January 18, 2002, AngloGold had received acceptances totaling 159,703,481 Normandy shares (7.16 percent of the Normandy issued share capital). Arising out of the offer, a total of 6,869,602 AngloGold ordinary shares were issued. This excludes 143,630 AngloGold ordinary shares issued under the top-up facility to Normandy shareholders. The Normandy shares acquired were sold on the market on January 21, 2002 realizing a total of $158 million. See note 2 to the consolidated financial statements "Acquisitions and disposals of businesses and assets".

On April 11, 2002 AngloGold announced that the final condition precedent for the sale of its Free State assets to African Rainbow Minerals Gold Limited (currently Harmony Gold Mining Company Limited) and Harmony Gold Mining Company Limited, through a jointly-owned company ("Free Gold"), had been fulfilled for a net consideration of $229 million including tax payable by AngloGold and net of contractual obligations pursuant to the sale. The sale was effective from January 1, 2002. See note 24 to the consolidated financial statements "Sales of shafts".

During July 2002 AngloGold acquired an additional 46.25 percent of the equity, as well as the total loan assignment, of Cerro Vanguardia SA, a company conducting gold mining operations in Argentina, from Pérez Companc International SA, for a net consideration of $97 million, thereby increasing its interest in Cerro Vanguardia to 92.5 percent. For a detailed discussion see note 2 to the consolidated financial statements "Acquisitions and disposals of businesses and assets".

AngloGold disposed of its wholly-owned subsidiary, Stone and Allied Industries (O.F.S.) Limited, a stone crushing company, to a joint venture of that company's existing management and a group of black entrepreneurs, with effect from October 1, 2002, for a consideration of R5 million, comprising R1.4 million in respect of the equity interest and R3.6 million, a loan claim. In respect of the equity interest, R450,000 in cash and the outstanding balance of R950,000 together with the loan of R3.6 million is payable in five equal annual installments, together with interest, commencing October 1, 2003. The agreement of sale provides for a 10 percent interest in Stone and Allied Industries (O.F.S.) Limited to be held by Masakhisane Investment Limited, a wholly-owned subsidiary established by AngloGold in terms of its Small and Medium Enterprises Development Initiative, which company will render technical and administrative assistance to the purchasers until the total amount of the consideration has been settled. See note 2 to the consolidated financial statements "Acquisitions and disposals of businesses and assets".

On April 8, 2003 AngloGold announced that it had reached agreement with Helix Resources Limited for the sale of its interest in the Gawler Craton and Tarcoola Joint Ventures in South Australia. As announced on June 6, 2003 the sale of AngloGold's 49 percent stake in the Gawler Craton Joint Venture, including the Tunkillia project was finalized, for a consideration comprising cash of $500,000 (A$750,000), 1.25 million fully-paid Helix shares issued at A$0.20 per share and 1.25 million Helix options exercisable at A$0.25 per option before November 30, 2003, with an additional payment of $335,000 (A$500,000) deferred to the delineation of 350,000 ounces. Helix's proposed acquisition of AngloGold's rights to the Tarcoola Project, 60 kilometers to the south, was excluded from the final agreement. See note 2 to the consolidated financial statements "Acquisitions and disposals of businesses and assets".

On May 23, 2003 AngloGold announced that it had signed an agreement to sell its wholly-owned Amapari Project to Mineraçao Pedra Breanca do Amapari, for the total consideration of $18.2 million. The effective date of the transaction was May 19, 2003. The Amapari project is located in the State of Amapá, North Brazil. Since acquiring the property from Minorco, AngloGold has sought to improve up additional reserve ounces in order to get it to a size and life that would justify the management resources needed to run it effectively. This was not achieved and AngloGold, on receiving an offer from a purchaser who could constructively turn this orebody to account, agreed to sell. See note 2 to the consolidated financial statements "Acquisitions and disposals of businesses and assets".

On July 2, 2003, AngloGold announced that it had concluded the sale of its interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA Inc., effective June 30, 2003. This follows negotiations originally announced on February 27, 2003. Queenstake paid the Jerritt Canyon Joint Venture partners, AngloGold and Meridian Gold, $1.5 million in cash and 32 million shares issued by a subsidiary, Queenstake Resources Limited, with $6 million in deferred payments and $4 million in future royalties. Queenstake accepted full closure and reclamation liabilities. The shares acquired by AngloGold in this transaction, were sold in November 2003. See note 2 to the consolidated financial statements "Acquisitions and disposals of businesses and assets".

On July 8, 2003 AngloGold disposed of its entire investment of 8,348,600 shares held in East African Gold Mines Limited and in the second half of 2003 AngloGold disposed of 952,481 shares in Randgold Resources Limited. See note 2 to the consolidated financial statements "Acquisitions and disposals of businesses and assets".

On September 18, 2003 AngloGold and Gold Fields Limited jointly announced that agreement had been reached on the sale by Gold Fields of a portion of the Driefontein mining area to AngloGold for a cash consideration of R315 million ($48 million). See note 2 to the consolidated financial statements "Acquisitions and disposals of businesses and assets".

On November 14, 2003 AngloGold announced that it had entered into an agreement with Greater Pacific Gold Limited, for the sale of its Union Reefs Gold Mine at Pine Creek, which closed in October 2003, together with the associated assets and tenements. The agreed staged purchase consideration for these assets is A$6 million ($5 million). The effective date of the sale has not yet been finalized. See note 30 to the consolidated financial statements "Subsequent events".

On November 24, 2003 AngloGold announced the terms and conditions for the sale of the Western Tanami Project to Tanami Gold NL for a staged payment of A$9 million ($6 million), the receipt of 25 million Tanami Gold NL shares and the payment of a royalty, based on production. The sales agreement was concluded on January 20, 2004. See note 30 to the consolidated financial statements "Subsequent events".

Overview of the AngloGold-Ashanti Business Combination

On May 16, 2003, AngloGold and Ashanti confirmed that they were in discussions regarding a proposed Business Combination of the two companies and on August 4, 2003 the companies announced that they had agreed the terms of a recommended Business Combination at an exchange ratio of 0.26 ordinary shares for every Ashanti share. On the same date, AngloGold entered into the Lonmin Support Deed, pursuant to which Lonmin, which currently holds 27.6 percent of Ashanti's issued share capital, agreed, among other things, to vote its Ashanti shares in favor of the Business Combination. After further discussions with AngloGold and detailed, careful consideration of a competitive proposal, and following the increase by AngloGold in the offer consideration from 0.26 to 0.29 ordinary shares, the Ashanti Board announced on October 14, 2003 that it was recommending the improved final offer from AngloGold.

On October 28, 2003, the Government of Ghana, which currently holds 16.8 percent of Ashanti's issued share capital, announced its support for the AngloGold offer, as well as the principal terms of a stability undertaking which the Government of Ghana intended to enter into with AngloGold. On December 12, 2003, AngloGold and the Government of Ghana entered into the Government Support Deed, pursuant to which the Government of Ghana agreed, among other things, to vote its Ashanti shares in favor of the Business Combination. Following the approval by the Parliament of Ghana of the terms of the Stability Agreement on February 18, 2004, AngloGold and the Government of Ghana executed the Stability Agreement.

The Business Combination is to be effected by means of a scheme of arrangement under Ghanaian law which requires the approval of not less than three-fourths of the votes cast by Ashanti shareholders present and entitled to vote either in person or by proxy, and the confirmation of the High Court of Ghana. The extraordinary meeting of Ashanti's shareholders required to approve the scheme of arrangement is set to take place on April 7, 2004. Under the terms of the Business Combination, holders of Ashanti securities will receive for every Ashanti share or Ashanti GDS, 0.29 ordinary shares or 0.29 ADSs of AngloGold.

Following the Business Combination, Ashanti will become a private company and a wholly-owned subsidiary of AngloGold. AngloGold has agreed to convene a general meeting of its shareholders to consider a special resolution to change its name to AngloGold Ashanti Limited as of completion of the Business Combination. This special resolution will need to be passed at a general meeting of AngloGold at which shareholders representing no less than one-fourth of the total votes of all of the shareholders entitled to vote thereat are present in person or by proxy, and the resolution will need to be approved, on a show of hands, by no less than three-fourths of AngloGold's shareholders present in person or by proxy or, where a poll has been demanded, by no less than three-fourths of the total votes that shareholders present in person or by proxy are entitled to cast. The board of directors of AngloGold has recommended that its shareholders vote in favor of this special resolution. AngloGold has received an undertaking from its largest shareholder, AA plc, which currently holds approximately 56 percent of AngloGold's issued share capital, to vote its shares in favor of this special resolution.

The Business Combination is subject to a number of conditions including the approval by the requisite majority of Ashanti shareholders of the Ghanaian Scheme of Arrangement and the relevant special resolution proposed at its extraordinary general meeting, the confirmation of the Scheme by the High Court of Ghana, the receipt of certain regulatory approvals and third party consents and the absence of any material adverse change to the business, financial condition, results of operations, assets or liabilities of Ashanti since December 31, 2002 (other than as publicly disclosed or announced by Ashanti prior to the date of the Transaction Agreement). If the conditions to the Business Combination are not satisfied or (if permissible) waived on or before May 31, 2004 or such later date as may be agreed by AngloGold or Ashanti, AngloGold and Ashanti may terminate the Transaction Agreement, in which case the Ghanaian Scheme of Arrangement will not become effective and the Business Combination will not be completed.

AngloGold and Ashanti are not obliged to extend the period for the satisfaction or (if permissible) waiver of the conditions to the Business Combination beyond May 31, 2004. At this stage there is no guarantee that the conditions to the Business Combination will be satisfied and that the Business Combination will be completed.

Following the completion of the Business Combination, AngloGold will continue to be a growth focused, leading global gold producer. It will have one of the largest gold Ore Reserves bases in the industry, a significant and well diversified production base and the financial and technical resources to maximise organic growth from the existing asset base as well as to capitalize on further acquisition opportunities.

AngloGold expects that following completion of the Business Combination, a dedicated project team will undertake a feasibility study regarding Obuasi Deeps with anticipated expenditure for exploration and feasibility studies of $44 million over the next five years. Including this amount, the total capital expenditure for Obuasi Deeps is estimated to be $570 million in real terms over the expected life of mine. For the Existing Obuasi Mine, AngloGold intends to invest $110 million in real terms over the next five years on underground equipment, infrastructure and environmental and planning systems. This amount will be in addition to capital expenditure already planned by Ashanti and is in addition to the $44 million to be spent upon exploration of Obuasi Deeps, as referred to above. Under the Stability Agreement, AngloGold proposes to spend $220 million on the Existing Obuasi Mine over the next five years, which amount includes the $110 million referred to immediately above. AngloGold management anticipates that these initiatives will improve underground working conditions and mine planning, thereby increasing efficiencies with the objective of reducing anticipated cash operating costs at Obuasi by an estimated $20 per ounce in real terms over the next five years.

Following completion of the Business Combination, AngloGold intends to accelerate its exploration programs, particularly at Obuasi and at Siguiri. AngloGold also expects that its stronger balance sheet, combined with its proved capital raising capability, will support the funding of the above development projects at Obuasi and, in 2004, the CIP installation at Siguiri.

With respect to Ore Reserves, upon completion of the Business Combination AngloGold will have 83.8 million ounces of attributable Proven and Probable Ore Reserves based on AngloGold's and Ashanti's Proven and Probable Ore Reserves as at December 31, 2003 (which Ore Reserves were already adjusted for the sale by AngloGold of Amapari, the Western Tanami assets and its 70 percent interest in the Jerritt Canyon Joint Venture during 2003, as well as the closure in 2003 of Union Reefs). This represents approximately a 33 percent pro forma increase in AngloGold's Proven and Probable Ore Reserves as at December 31, 2003.

In terms of production, AngloGold expects the Business Combination to reinforce its position as one of the world's largest gold producers with a combined gold production of 6.9 million ounces. Based upon AngloGold’s and Ashanti’s individual attributable production for 2003 (adjusted for the sale during 2003 by AngloGold of its 70 percent interest in the Jerritt Canyon Joint Venture as well as the closure of Union Reefs in 2003). This represents a 28 percent increase in AngloGold's attributable production level for the year ended December 31, 2003, similarly adjusted for the sale of Jerritt Canyon and the closure of Union Reefs.

Following completion of the Business Combination, AngloGold will have a portfolio of long-life, low-cost assets and different orebody types in key gold producing regions. Six operations in five countries will have combined Proven and Probable Ore Reserves of 41.2 million ounces with current life of mine plans of 15 years or longer. Finally, AngloGold's asset portfolio will be well diversified, comprising a balance of open-pit and underground production from a total of 24 operations (following the sale during 2003 by AngloGold of its interests in the Jerritt Canyon Joint Venture, as well as the closure in 2003 of Union Reefs) distributed across 11 countries in the principal gold producing regions of the world.

Description of Agreements related to the Business Combination

Transaction Agreement. The Transaction Agreement sets out the terms and conditions subject to which the Business Combination is to be effected and contains customary undertakings, representations, covenants, conditions and termination provisions.

Shareholder Support Deeds. AngloGold has entered into the support deeds with Lonmin and the Government of Ghana, respectively, the two major shareholders of Ashanti who together own 44.4 percent of Ashanti's issued ordinary share capital, pursuant to which Lonmin and the Government of Ghana have, among other things, agreed to vote their Ashanti Shares in favor of the Business Combination.

In connection with the Business Combination, AngloGold has, pursuant to a registration rights agreement, granted registration rights to Lonmin in order to allow Lonmin to sell publicly in the United States the new AngloGold ordinary shares that it receives in the Business Combination in an orderly manner following the completion of the Business Combination. Without these registration rights, the sale of new AngloGold ordinary shares by Lonmin in the United States would be subject to certain resale restrictions.

Stability Agreement. AngloGold and the Government of Ghana have also agreed the terms of a stability agreement (the "Stability Agreement") to govern certain aspects of the fiscal and regulatory framework under which AngloGold will operate in Ghana upon the implementation of the Business Combination. The Stability Agreement was executed by AngloGold and the Government of Ghana, following the approval of its terms by the Parliament of Ghana on February 18, 2004.

Under the Stability Agreement, the Government of Ghana has agreed to:

- extend the term of the mining lease relating to the Obuasi mine until 2054 on its existing terms;
- maintain for a period of 15 years the royalties payable by Ashanti with respect to its mining operations in Ghana at a rate of 3 percent per annum of the total revenue from minerals obtained by Ashanti from such mining operations;
- maintain the corporate tax rate for Ashanti and to fix it for each of its subsidiaries in Ghana at a rate of 30 percent for a period of 15 years;
- confirm that the rights of the Government of Ghana with respect to the Golden Share apply solely to Ashanti's assets and operations in Ghana; and
- authorize Ashanti and any or all of its subsidiaries in Ghana to retain up to 80 percent of their exportation proceeds in foreign currencies offshore, or if such foreign currency is held in Ghana to guarantee the availability of such foreign currency.

The Government of Ghana has also agreed that Ashanti's Ghanaian operations will not be adversely affected by any new enactments or orders or by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend remittance for a period of 15 years after the completion of the Business Combination.

In consideration of these agreements and undertakings, AngloGold has agreed to issue to the Government of Ghana 2,658,000 new AngloGold ordinary shares and to pay to the Government of Ghana $5 million in cash, promptly after the implementation of the Business Combination. AngloGold has also agreed to pay to the Government of Ghana, on the date of the completion of the Business Combination, an additional $5 million in cash towards the transaction costs incurred by the Government of Ghana in its role as regulator of Ashanti and has committed to certain undertakings in relation to Ashanti. AngloGold's obligations to issue to the Government of Ghana 2,658,000 new AngloGold ordinary shares and to make the above payments are conditional upon the Ghanaian Scheme of Arrangement being approved by Ashanti's shareholders meeting and confirmed by the High Court of Ghana.

In consideration of the agreements and undertakings contained in the Stability Agreement, AngloGold will also commit to the recapitalization of the Existing Obuasi Mine as well as to undertake further exploration with regard to Obuasi Deeps. AngloGold proposes to spend $220 million on the Existing Obuasi Mine over the five year period commencing January 1, 2004. This amount of $220 million includes an amount of $110 million in real terms which AngloGold intends to spend over the next five years on underground equipment, infrastructure and environmental and planning systems for the Existing Obuasi Mine as referred to below. With regard to Obuasi Deeps, by December 31, 2008, AngloGold will conclude the required exploration program and feasibility studies at an estimated cost of $44 million. AngloGold will also, for a period of two years, not implement any new retrenchment program in Ghana (excluding individual dismissals made from time to time) and continue to apply Ashanti's existing and approved retrenchment programs; establish and/or maintain a community trust in Ghana to which AngloGold will contribute a total amount of 1 percent of its profits generated in Ghana; and implement programs pertaining to training, malaria control and improvement of health, safety and working conditions.

Overview of Ashanti

Ashanti is engaged in the mining and processing of gold ores and the exploration and development of gold properties in Africa and in hedging activities in connection with its gold production. Ashanti has interests in major gold mines in Ghana, Guinea, Tanzania and Zimbabwe. In 2003, Ashanti's attributable gold production was 1.53 million ounces. Ashanti reported as of December 31, 2003 Proven and Probable Ore Reserves of approximately 20.7 million ounces on an attributable basis. Ashanti reports its Ore Reserves based on a number of assumptions including a gold price of $350 per ounce.

The gold mining operations of Ashanti are located at Obuasi, Bibiani and Iduapriem in Ghana, Siguiri in Guinea, Geita in Tanzania and Freda-Rebecca in Zimbabwe.

Obuasi. Ashanti's oldest mine and largest Ore Reserve is located at Obuasi in the Ashanti region of Ghana. Ashanti has a 100% interest in the Obuasi mine. Gold mining has been conducted at this site for over 100 years and during that period, records show that Obuasi has to date produced approximately 28 million ounces of gold. Most production at Obuasi is from its underground mine, but there is also production from open-pit and tailings retreatment operations. The Obuasi mine site has separate sulphide, oxide and tailings treatment plants. Obuasi produced 513,163 ounces of gold, principally from underground operations, in the year ended December 31, 2003, compared to 537,219 ounces for the year ended December 31, 2002.

Bibiani. The Bibiani open-pit mine is located in the Western Region of Ghana, 90 kilometers west of Kumasi. Ashanti acquired Bibiani in 1996 when it acquired International Gold Resources Corporation ("IGR"), a Canadian-listed company, and Ghana Libyan Arab Mining Company Limited ("GLAMCO"). Ashanti has a 100% interest in the Bibiani mine. Gold production for the year ended December 31, 2003 was 212,716 ounces compared to 242,432 ounces for the year ended December 31, 2002. The main open-pit operations are scheduled to be completed in 2004, once the remaining open-pit ore reserve is completely mined out. Development of a decline ramp system for the exploration and possible development of an underground mining operation at Bibiani has commenced.

Iduapriem/Teberebie (attributable 80/90%). The Iduapriem open-pit mine, which is owned by Ghanaian Australian Goldfields Limited ("GAG"), is located in the Western Region of Ghana some 70 kilometers north of the coastal city of Takoradi, and 10 kilometers south west of Tarkwa. Ashanti acquired an 80% interest in the Iduapriem mine in 1996 when it acquired GAG's holding company. In June 2000, Ashanti acquired the entire issued share capital of Pioneer Goldfields Limited, which owns 90% of Teberebie Goldfields Limited (being the company which owns the mining lease to the Teberebie open-pit mine located adjacent to Iduapriem). The acquisition of the Teberebie reserves should extend the Iduapriem mine's life to approximately 2012. Ore is treated at these mines by heap leach or CIL methods. In the year ended December 31, 2003, Iduapriem/Teberebie produced 243,533 ounces of gold compared to 185,199 ounces of gold for the year ended December 31, 2002. The higher gold production was due to the increased mill throughput resulting from the upgrade of the processing plant during 2003. Installation of an additional ball mill and a new crusher is anticipated to commence during 2004, which will further increase mill capacity.

Ayanfuri. Ashanti acquired the Ayanfuri mine, located in the Central Region of Ghana, in 1996. Ayanfuri had exhausted substantially all of its gold reserves by December 31, 2000. Ashanti is currently implementing a mine closure plan under Obuasi mine management control.

Siguiri (attributable 85%). The Siguiri open-pit gold mine is located in the Siguiri District in the northeast of the Republic of Guinea, West Africa, approximately 850 kilometers from the capital city of Conakry. The nearest important town is Siguiri (approximately 50,000 inhabitants), located on the banks of the Niger River. Ashanti owns 85% of the Siguiri gold mine and the Government of Guinea owns the remaining 15%. Ashanti acquired its interest in Siguiri in 1996. The mine commenced operations in the first quarter of 1998. Production for the year ended December 31, 2003 was 252,795 ounces of gold compared to 269,292 ounces of gold for the year ended December 31, 2002. Between 2000 and 2002, production and cash operating costs were impacted by lower than expected metallurgical recovery from the material stacked during that time as well as by higher haulage and rehandling unit costs as a result of a decision to mine higher grade than planned material further from the mine. Construction of the CIP expansion project, which was suspended during 2003 due to irreconcilable differences with the engineering and construction contractor, was recommenced in the fourth quarter of 2003, following the appointment of a new contractor and the approval of the Ashanti Board in October 2003. This project, at a capital cost currently estimated to be approximately $75 to $80 million, is anticipated to be commissioned in the fourth quarter of 2004 to the first quarter of 2005.

Geita (attributable 50% prior to the combination, 100% following implementation of the combination). The Geita open-pit mine is situated in north-western Tanzania approximately 90 kilometers from the regional capital of Mwanza and 20 kilometers south of Lake Victoria in an area known as the Lake Victoria Goldfields. The operation is currently owned and operated by Ashanti and AngloGold in a joint venture following AngloGold's purchase of a 50% interest in December 2000. The mine was commissioned in June 2000 and produced a total of 176,836 ounces of gold during the year 2000. In 2003, the Geita mine produced a total of 661,045 ounces of gold compared to 579,043 ounces for the year ended December 31, 2002. Upon and following the implementation of the Business Combination, Geita will be wholly-owned by AngloGold. The Geita mine comprises a crusher, SAG and ball mill grinding circuit, a gravity circuit and a 14-tonne stripping plant.

Freda-Rebecca. Ashanti acquired the Freda-Rebecca mine in 1996. The mine is located at Bindura in Zimbabwe. Ashanti now conducts underground mining operations at Freda-Rebecca as the open-pits were mined out in 1998. The life of mine plan currently projects mining until approximately 2007 at current production rates. In 2003, Freda-Rebecca produced 51,091 ounces of gold compared to 98,255 ounces in 2002.

4B. Business overview

Gold market

The gold market is relatively liquid compared with many other commodity markets, with the price of gold generally quoted in US dollars. Physical demand for gold is primarily for fabrication purposes, and gold is traded on a world-wide basis. Fabricated gold has a variety of uses, including jewellery (which accounts for almost 80 percent of fabricated demand), electronics, dentistry, decorations, medals and official coins. In addition, central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value.

The use of gold as a store of value (the tendency of gold to retain its value in relative terms against basic goods and in times of inflation and monetary crisis) and the large quantities of gold held for this purpose in relation to annual mine production have meant that historically the potential total supply of gold has been far greater than demand. Thus, while current supply and demand play some part in determining the price of gold, this does not occur to the same extent as for other commodities.

Instead, the gold price has from time to time been significantly affected by macro-economic factors such as expectations of inflation, interest rates, exchange rates, changes in reserve policy by central banks, and global or regional political and economic crises. In times of inflation and currency devaluation, gold is often seen as a refuge, leading to increased purchases of gold and a support for the price of gold.

Interest rates affect the price of gold on several levels. High real interest rates increase the cost of holding gold and discourage physical buying in developed economies. High US dollar interest rates would also make hedging or forward selling of gold attractive because of the higher contango premiums available in the forward prices. Increased forward selling in turn has an impact on the spot price at the time of such sales. At a secondary level, changes to interest rates are viewed by market participants as indicators of other economic changes (including expectations of inflation), and have been used historically by market participants to motivate decisions to buy or sell gold.

Changes in exchange rates against the US dollar affect levels of demand for gold in non-US economies. In South East Asia, for example, during the mid-1990s strong local currencies encouraged robust gold demand due to low real gold prices in local currencies. In contrast, when South East Asian currencies fell sharply against the US dollar in 1997, the local currency values of gold increased proportionally, and wholesale selling of metal ensued in the region. Recoveries in Asian currencies since 1999 have seen a resumption in earlier levels of gold demand in the region as local prices of gold declined with stronger local currencies. In the investment market, a strong dollar during the 1990's had a negative effect on investment demand for gold in developed economies. The weakness in the US currency since 2001 has seen that influence reversed, and dollar weakness has been seen as a signal to buy gold.

Whilst political and economic crises can affect the gold price both positively and negatively, neither effect is inevitable. As a recent illustration of this uncertain effect, in 1998, despite negative sentiments caused by the Russian financial crisis, and ensuing corrections in the capital markets world-wide, the price of gold remained stable. By contrast, in 2002 political events have helped to drive the gold price higher, particularly in respect of the current war in Iraq.

The spot price for gold reached over $417 per ounce during December 2003 and $430 per ounce in early 2004, although the market has since retraced to around $410 per ounce. The average gold price of $363 per ounce for 2003 was $53, or 17 percent above the average price for 2002. The gold price again mirrored moves in the currency markets, particularly the US dollar exchange rate against the Euro, which decreased steadily during the fourth quarter to reach a low of $1.29 to the Euro in January 2004. This reflects a loss in value of approximately 20 percent during 2003. The rand proved similarly volatile and the currency moved in a range of almost 20 percent, between R6.07 and R7.28 to the US dollar.

AngloGold believes that the primary mover in gold continues to be stong speculator and investor interest in the metal, driven by a number of fundamental economic circumstances. Among these circumstances, is the anticipated further decline of the US dollar. These same circumstances have also pushed up the prices of base metals and other commodities. The last quarter of the year again saw higher levels of derivatives in gold open positions on the New York Commodity Exchange ("Comex"), reaching a high of 19 million ounces, or almost 600 tons, net long in futures and options contracts combined.

Investor and speculator interest in gold kept increasing throughout most of 2003, reflected particularly in the buying on Comex. Overall open interest and the net open position on that exchange are both at all-time high levels since the exchange commenced trading gold over 20 years ago. In the last quarter of 2003, the World Gold Council ("WGC") launched the Gold Bullion Securities ("GBS") product on the London Stock Exchange in the last quarter of 2003. The GBS is a gold-backed fund enabling institutional and private investors to invest directly in gold through a traded instrument. This product followed the launch of a similar fund in Australia earlier in 2003. The WGC continues to work on similar products to offer to investors in other important financial markets elsewhere. The GBS attracted purchases amounting to 25 tons of bullion, and has since established two-way liquidity in the London market.

Physical demand for gold continues to suffer in the face of a rising gold price. Whilst gold offtake in jewellery was lower by 7 percent year-on-year, in the second half of 2003 alone, demand fell by over 11 percent compared with 2002. India responded immediately to higher prices and much of the expected seasonal demand in that region was negated by the Indian trade's unwillingness to buy gold in a rising market. With the spot price retracing in mid-January 2004, some recovery in seasonal buying might still occur in that market. However, many other gold jewellery markets also declined in this period.

Lower levels of producer de-hedging added to the lower demand. After six quarters of material levels of de-hedging, the second half of 2003 saw significantly less activity in this area, nothwithstanding the announcement late in 2003 by Barrick Gold Corporation of its intention to cease new hedges and to reduce its hedge book. However, a substantial increase in implied net investment demand helped to balance the physical market.

On the supply side, mine production in 2003 was slightly higher than in 2002. However, scrap sales increased again and, at a little less than 1,000 tons for 2003, constitute almost a quarter of the supply of gold to the current market. Central bank sales of 591 tons in 2003 reached their highest level in a decade, but there was little negative reaction in the markets to this level of selling.

The physical market remains important as it provides a floor of support when investment interest weakens and prices soften. Whilst making every effort to encourage investor demand for gold in the current market, attention should also be paid to the health of the wider physical market in the medium and longer term.

The Washington Agreement on sale of gold by European central banks expires in less than nine months' time. Public statement by a number of senior European central bank officers at the Dubai meeting of the International Monetary Fund in 2003 indicate that there is little doubt that the Agreement will be renewed, and good reason to expect that the signatories to this Agreement will follow the precendent of the behaviour of these banks over the past four years.

Mining process

The mining process can be divided into four main phases:

- finding the orebody;
- creating access to the orebody;
- removing the ore by mining or breaking the orebody; and
- transporting the broken material from the mining face to the plants for treatment.

This basic process applies to both underground and surface operations.

Orebody discovery

Identification of orebodies is the output of the geological search for new reserves. The search is extended once access to the orebody has been obtained to enable clearer identification of the portions to be mined.

Access to the orebody

In underground mines, shafts are sunk to gain access to the orebody. Once the shaft has been sunk and equipped, horizontal development at various intervals extends access to the location of the reef to be mined. On-reef development then provides specific mining access.

In open-pit mining, access is gained through overburden stripping, which removes the covering layers of topsoil or rock.

Ore removal

Ore removal from the host rock begins with drilling and blasting of the accessible ore. The blasted faces are then cleaned and the ore is made available to the ore transport system.

In open-pit mines, gold-bearing material may require drilling and blasting and is usually loaded by excavators to make it available to the ore transport system.

Ore transport

Underground train systems collect broken ore and remove it to a series of ore passes to convey it to the bottom of the shaft from where it is hoisted to the surface. Conveyor belts or surface railway systems are used to transport the ore to treatment plants. The accompanying waste rock is then placed on waste rock dumps.

Open-pit mines usually transport ore to treatment facilities in large-capacity haultrucks.

Services

Mining activities require extensive services, both on the surface and underground, including:

- mining engineering services;
- mine planning;
- ventilation;
- provision of consumable resources;
- engineering services;
- financial, administration and human resource services; and
- environmental/permitting services.

Processing

Extracting gold from ore is a critical component of the overall economic success of the mining process. Extensive research and development has resulted in: a special elution process; linear screening to remove tramp materials; and the pump cell (for pumping pulp between stages in the carbon-in-pulp section). Processes are also constantly re-engineered in order to improve productivity and security. Consequently, modern plants are characterized by a high degree of automation and a relatively low headcount.

A typical gold plant circuit consists of the following:

- **Delivery from the shafts and mining operations**

  Delivery from the shafts and mining operations is either direct, by means of conveyor systems, or by road or rail via both public and private networks. Systems operated by AngloGold conform to operating standards utilized in the mining industry.

- **Comminution**

  Comminution is the breaking up of ore to make gold available for treatment. Conventionally, this process occurs in multi-stage crushing and milling circuits. Modern technology is based on large mills fed directly with run-of-mine material.

- **Treatment**

  Gold in the milled ore is dissolved by leaching in agitated tanks using cyanide with oxygen enhancement. This more cost-effective carbon-in-pulp (CIP) process has largely superceded the use of rotary drum filtration. For refractory gold ores, as often found in North and South America, the ore treatment is more complex and among other processes requires whole-ore roasting (as practiced at Jerritt Canyon, which was sold effective June 30, 2003) or flotation and subsequent concentrate roasting (as at Morro Velho’s Cuiabá circuit) where gold is extracted by leaching with cyanide.

- **Recovery**

  Filtrate produced in rotary filter plants is contacted with zinc powder to produce a gold precipitate. With the CIP process, the gold adsorbed on carbon is eluted to produce a concentrated gold-bearing solution from which the gold can be recovered either by zinc precipitation or by electro-winning. The precipitate is then smelted to produce gold bullion, or doré bars, which are transported to a refinery for refining to a good delivery status. Good delivery status refers to a bar that is accepted to contain the quantity and purity of gold as stamped on the bar, without further weighing or assaying.

- **Secondary processes**

  In order to increase recovery of gold from various tailings arising from extraction processes, secondary gold recovery processes are used. These include pyrite flotation and sulphuric acid production, followed by gold recovery.

- **Uranium plants**

  The only uranium plant still operating in South Africa is at the Vaal River operations. The plant employs the NIMCIX ion exchange process, followed by solvent extraction. The NIMCIX ion exchange process is the adsorption of uranium in solution onto resin beds, which are then eluted to introduce the uranium into a concentrated purified form in solution. Uranium plants are completely separate from the plants built to recover secondary gold from tailings.

- **Sulphuric acid plants**

  In addition to gold and uranium production, a number of other processes have been or are being used to enhance gold recoveries. One of these processes is pyrite flotation, where the resultant pyrite concentrate is used to feed a sulphuric acid plant roaster, as at Ergo, Vaal River and Morro Velho. By employing this process, AngloGold benefits from acid sales as well as recovering gold from the roaster calcine.

Summary of metallurgical operations

South African operations

	West Wits		Vaal River				Ergo
	Mponeng (previously No. 1 plant)	Savuka (previously No. 3 plant)	No. 1 plant	No. 2 plant	No. 8 plant	No. 9 plant	
Gold plants							
Capacity (000 tonnes/month)	180	280	180	240	240	420	4,420
Technology	ROM mills (3), cyanide, CIP, elution, electro-winning	crushers, tube mills, ball mills, cyanide, CIP	ROM mills (2), ball mills, cyanide, CIP, elution, electro-winning	cyanide, CIP, elution, electro-winning	crushers, tube mills, ball mills, cyanide, CIP, electro-winning	ROM mills (6), cyanide, CIP, electro-winning	retreatment cyanide, CIL, zinc-precipitation
Uranium plants							
Capacity (000 tonnes/month)						250	
Pyrite flotation plants							
Capacity (000 tonnes/month)				250	145	250	800
Sulphuric acid plants							
Production (tonnes/month)				7,500		6,300	15,000

Summary of metallurgical operations

East and West African operations

	Geita	Morila	Yatela	Sadiola	Navachab
Gold plants					
Capacity (000 tonnes/month)	490	350	250	435	110
Technology	crushing, SAG milling, ball mill, gravity concentration cyanide leach, CIP, elution, electro-winning	crushing, SAG milling, ball mill, gravity concentration cyanide leach, CIP, elution, electro-winning	mineral sizing, agglomeration, heap leaching, carbon adsorption	mineral sizing, SAG mills (2), ball mill, cyanide leach, CIP, elution, electro-winning	crushing, SAG milling, cyanide leach, CIP, elution, electro-winning

For detailed discussion on Geita, Morila and Yatela acquisitions, see “Item 4B: business overview - Products, operations and geographic locations”.

Summary of metallurgical operations

	North American operations		South American operations			
	Colorado [1]	Jerritt Canyon [2]	Cerro Vanguardia	Morro Velho Cuiaba	Morro Velho Raposos	Serra Grande
Gold plants						
Capacity (000 tonnes/month)		113	82	64	30	62
- crushed ore production	1,512					
- total ore production	1,512					
- solution processed	2,235					
Technology	crushers, valley heap leach, gold adsorption by carbon in solution, elution, electro-winning	crushers, dry ball mill, roasting, cyanide, CIP, elution, electro-winning	crushers, ball mill in cyanide, CCD leach, CIL, elution, zinc precipitation, cyanide recovery	crushers, ball mill, gravity concentration, flotation, acid plant, calcine leach, rotary filters, CIP, elution, zinc precipitation, electro-winning	crushers, ball mill, gravity concentration, cyanide, CIP, zinc precipitation, electro-winning	crushers, ball mill, gravity concentration, cyanide, rotary filters, zinc precipitation
Pyrite flotation plants						
Capacity (000 tonnes/month)				63		
Sulphuric acid plants						
Production (tonnes/month)				10,800		

[1] *At the Colorado plant capacity increased from 1999 as a third carbon column (gold recovery from solution) was commissioned.*

[2] *AngloGold's full interest in the Jerritt Canyon Joint Venture was sold, effective from June 30, 2003.*

Summary of metallurgical operations

Australian operations

	Sunrise Dam	Boddington [1]		Union Reefs[3]	Tanami [2]
		Basement	Leach plant		
Gold plants					
		Closed	**Closed**		
Capacity (000 tonnes/month)	290	45	683	233	125
Technology	crushers, ball mills, gravity concentrate, CIL, elution, electro-winning	crushers, mills, gravity concentrate, flotation, CIL, elution, electro-winning	crushers, mills, CIL, elution, electro-winning	crushers, mills, gravity concentrate, CIL, elution, electro-winning	crushers, mills, gravity concentrate , CIL , elution , electro-winning

(1) *The Boddington plant is on care and maintenance, pending commencement of the expansion project;*
(2) *The Tanami process plant is leased to Newmont North Flinders.*
(3) *The Union Reefs plant is on care and maintenance pending finalization of its sale.*

Products, operations and geographic locations

AngloGold's main product is gold. An insignificant portion of its revenue is derived from the sales of silver, uranium oxide and sulphuric acid. AngloGold sells its products on world markets.

Operating performance and outlook

Overall gold production for 2003 declined to 5.62 million ounces, representing a decrease of 5 percent compared with 2002 largely as a result of lower grades in some operating regions, a trend which is not expected to continue in 2004. This, combined with the effect of the stronger currencies in the countries in which AngloGold operates against the US dollar, resulted in total cash costs increasing substantially by $68 per ounce to $229 per ounce.

AngloGold's drive for geographic and orebody diversity will be boosted in the coming year should the Business Combination with Ashanti be concluded. AngloGold in its current form has nonetheless continued to make good progress in meeting this objective, with gold production outside of South Africa – principally from low-cost surface and shallow mines – rising to 42 percent.

Overall, total cash costs rose by 42 percent to $229 per ounce, as the performance of the South African rand against the US dollar offset the effects of cost control initiatives at the South African operations. Total cash costs in US dollar terms rose by 60 percent to $253 per ounce, while in South African rand terms, this increase was held to 15 percent at R61,011 per kilogram.

Capital expenditure for the year rose to $363 million from $271 million in 2002. Of this, 59 percent was for maintenance capital expenditure and 41 percent for expansion projects, mainly at Moab Khotsong, Mponeng and TauTona in South Africa, at CC&V in North America and at Sunrise Dam in Australia.

AngloGold expects production in 2004 to decrease to around 5.3 million ounces following the closure in 2003 of Union Reefs and the sale of its interest in the Jerritt Canyon Joint Venture, while in 2003, Union Reefs and Jerritt Canyon collectively contributed 180,000 ounces towards AngloGold's total production of 5.6 million ounces. Production from the combined group (assuming the successful completion of the Business Combination with Ashanti) is expected to be approximately 6.9 million ounces.

Capital expenditure for 2004 is forecast to be $477 million (combined group: $596 million), which includes Moab Khotsong ($60 million), Mponeng ($58 million), TauTona ($63 million) and Sunrise Dam ($29 million).

The operations and geographical areas in which AngloGold currently operates are shown in Diagram 1.



Alaska
Canada
Jerritt Canyon
U.S.A.
Cripple Creek & Victor
Mongolia
Yatela
Mali
Sadiola
Morila
Geita
Tanzania
Brazil
Peru
Serra Grande
Union Reefs
Navachab
Namibia
Tanami
Australia
S A Operations
Great Noligwa
Mponeng
TauTona
Savuka
Kopanang
Tau Lekoa
Moab Khotsong
(in development)
Ergo
South Africa
Morro Velho
Argentina
Free State operations
Boddington (care and maintenance)
Sunrise Dam
Cerro Vanguardia
Operations with brownfields exploration
Sold and/or closed operations
Greenfields exploration areas

South African operations

AngloGold's South Africa region includes seven underground operations located in two geographic areas on the Witwatersrand Basin:

- the West Wits area, near Carletonville, straddling the North West and Gauteng provinces (comprising Mponeng, Savuka and TauTona); and
- the Vaal River area, near Orkney, in the North West Province and Free State Province (comprising Great Noligwa, Kopanang, Tau Lekoa and Moab Khotsong, and

a surface metallurgical reclamation operation, Ergo, located near Johannesburg in Gauteng Province.

AngloGold sold its operations in the Free State with the effective date of January 1, 2002. These operations comprised the Bambanani, Joel, Tshepong and Mathjabeng mines and related surface operations. For a detailed discussion of the sale, see "Item 4A.: History and development of the company" and Note 24 to the consolidated financial statements "Sales of shafts".


N
Vaal River
Operations
Tau Lekoa
Kopanang
Great Noligwa
Moab Khotsong
West Wits
Operations
TauTona
Savuka
Mponeng
Limpopo
Province
Mpumalanga
Pretoria
Johannesburg
Carle-
tonville
Ergo
North West
Gauteng
Klerksdorp
Welkom
Free State
Kwazulu-
Natal
Bloemfontein
Northern Cape
Durban
Eastern Cape
East London
Western Cape
Cape Town
Port Elizabeth
0
400 km

Diagram 2: South African operations

Geology: The Witwatersrand Basin comprises a six-kilometer thick sequence of interbedded argillaceous and arenaceous sediments that extends laterally for some 300 kilometers north-east south-west and 100 kilometers north-west south-east on the Kaapvaal Craton. The upper portion of the basin, which contains the orebodies, crops out at its northern extent near Johannesburg. Further west, south and east the Witwatersrand Basin is overlain by up to four kilometers of Archaean, Proterozoic and Mesozoic volcanic and sedimentary rocks. The Witwatersrand Basin is late Archaean in age and is considered to be in the order of 2.7 to 2.8 billion years old.

In the Witwatersrand Basin, gold occurs in laterally extensive quartz pebble conglomerate horizons termed reefs that are generally less than two meters thick and are widely considered to represent laterally extensive braided fluvial deposits. Separate fan systems were developed at different entry points and these are preserved as distinct goldfields. There is still much debate about the origin of the gold mineralization in the Witwatersrand Basin. Gold was generally considered to have been deposited syngenetically with the conglomerates but there has been a swing to an epigenetic origin theory. However, the most fundamental control to the gold distribution in the Basin remains the sedimentary features, such as facies variations and channel directions. Gold generally occurs in native form often associated with pyrite and carbon, with quartz being the main gangue mineral.

Operating performance of the South Africa region

Overall, production fell by 4 percent to 3.281 million ounces with increased volumes mined being offset by planned reductions in yield of 3 percent. Cash costs rose by 60 percent to $253 per ounce, mainly because of the stronger South African rand (45 percent) and the inflationary pressures of the two-year wage agreement which came into effect from July 2003 and resulted in a 9 percent increase in the wages of the majority of employees.

Capital expenditure for the year was $242 million, primarily at Moab Khotsong ($67 million), which remains under development, the Mponeng shaft deepening project ($55 million), Kopanang ($12 million) and TauTona ($65 million).

- **West Wits operations**

General description: The West Wits operations comprise Mponeng, Savuka and TauTona mines. Savuka and TauTona share a processing plant, whereas Mponeng has its own individual processing plant. These operations comprise crushers, mills, CIP and zinc precipitation and smelting facilities.

Geology: Two reef horizons are exploited at the West Wits operations, the Ventersdorp Contact Reef (VCR) located at the top of the Central Rand Group and the Carbon Leader Reef (CLR) near the base. The separation between the two reefs increases from east to west from 400 to 900 meters due to the VCR unconformity. TauTona and Savuka mine both reefs whereas Mponeng only mines the VCR. The structure is relatively simple; faults of greater than 70 meters are rare. The CLR consists of one or more conglomerate units and varies from several centimeters to more than three meters in thickness. Regionally, the VCR dips at approximately 21 degrees but may vary between 5 and 50 degrees, accompanied by changes in thickness of the conglomerate units. Where the conglomerate has the attitude of the regional dip, it tends to be thick, well-developed and accompanied by higher gold accumulations. Where the attitude departs significantly from the regional dip, the reef is thin.

Operating and production data for West Wits operations

	Mponeng	**Elandsrand (1)**	**TauTona**	**Savuka**	**Deelkraal (1)**
2001					
Pay limit (oz/t)	0.26	0.31	0.51	0.35	0.51
Pay limit (g/t)	8.80	10.6	17.40	11.92	17.5
Recovered grade (oz/t)	0.225	0.179	0.348	0.232	0.220
Recovered grade (g/t)	7.71	6.13	11.94	7.97	7.55
Gold production (000 oz)	366	20	622	240	13
Total cash costs ($/oz) (2)	223	362	154	248	331
Total production costs ($/oz) (2)	281	362	180	354	385
Capital expenditure ($ million)	29.4	1.5	7.2	0.4	–
Employees (3)	5,260	–	5,047	3,645	–
Outside contractors (3)	486	–	285	337	–
2002					
Pay limit (oz/t)	0.24	–	0.47	0.38	–
Pay limit (g/t)	7.54	–	14.54	11.90	–
Recovered grade (oz/t)	0.252	–	0.340	0.206	–
Recovered grade (g/t)	8.63	–	11.66	7.07	–
Gold production (000 oz)	466	–	643	236	–
Total cash costs ($/oz) (2)	178	–	132	245	–
Total production costs ($/oz) (2)	240	–	154	301	–
Capital expenditure ($ million)	31.7	–	10.9	5.7	–
Employees (3)	5,237	–	5,397	4,396	–
Outside contractors (3)	456	–	318	514	–

	Mponeng	Elandsrand [(1)]	TauTona	Savuka	Deelkraal [(1)]
2003		–			–
Pay limit (oz/t)	0.29	–	0.45	0.45	–
Pay limit (g/t)	10.08	–	15.48	15.28	–
Recovered grade (oz/t)	0.26	–	0.35	0.17	–
Recovered grade (g/t)	8.96	–	12.09	5.81	–
Gold production (000 oz)	499	–	646	187	–
Total cash costs ($/oz) [(2)]	247	–	194	448	–
Total production costs ($/oz) [(2)]	293	–	218	503	–
Capital expenditure ($ million)	55	–	65	14	–
Employees [(3)]	5,374	–	4,794	4,122	–
Outside contractors [(3)]	795	–	663	407	–

(1) *Elandsrand and Deelkraal operations were sold effective February 1, 2001 to Harmony Gold Mining Company Limited.*

(2) *Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".*

(3) *Average for the year.*

On July 30, 2003, AngloGold's Board approved three organic growth projects, which will extend the life of TauTona. These projects, having a total capital expenditure of ZAR1.2 billion, are anticipated to yield 2.1 million ounces over the next ten years and are expected to be funded from AngloGold's existing resources and from the financing facilities of AngloGold from time to time. These projects supplement the ZAR432 million TauTona expansion project that was approved in April 2001 and is anticipated to yield 2.3 million ounces between 2004 and 2015. Another project in the West Wits operations is the ZAR1.3 billion Mponeng deepening project that is anticipated to yield 4.2 million ounces between 2004 and 2016. Currently under consideration is the Mponeng VCR 120 to 125 level project, which at a projected capital cost of ZAR805 million is anticipated to yield 1.9 million ounces from 2009.

On September 18, 2003, AngloGold announced that agreement had been reached with Gold Fields Limited regarding the acquisition by AngloGold of a portion of the mining area of Gold Fields' Driefontein mine adjacent to TauTona, known as 1C11, for a cash consideration of ZAR315 million ($48 million). This acquisition will extend and allow for the further optimisation of TauTona's remaining life of mine plan.

Operating review

Volumes mined at **Mponeng** increased by 9 percent as a result of additional stope crews, extra equipped face lengths and improved face advance. Recovered grade rose to 8.96 g/t during 2003. This, together with the higher than planned face values, resulted in gold production rising by 7 percent to 499,000 ounces from 466,000 ounces in 2002. Total cash costs rose marginally in R/kg terms but increased by 39 percent to $247 per ounce compared with $178 per ounce in 2002, mainly as a result of the stronger South African rand.

During 2002, volumes mined increased 21 percent and recovered grade rose to 8.63 g/t compared with 2001. Although newly equipped raise lines at Mponeng had an impact on costs, the flexibility afforded by these had a favorable impact on production from mid-2002. As a result, gold production increased by 27 percent to 466,000 ounces from 366,00 ounces in 2001, while total cash costs decreased by 20 percent to $178 per ounce compared with $223 per ounce in 2001. In rand terms, total cash costs decreased by 3 percent during the same period.

At **TauTona,** volume mined decreased as production delays were experienced following two significant seismic incidents in the second quarter and a fire in the third quarter. There was a release of high grade locked-up gold in the stopes which led to a 4 percent improvement in grade. Gold production increased by 1 percent to 646,000 ounces from 643,000 in 2002. Total cash costs rose to $194 per ounce, a 47 percent increase from the 2002 total cash cost of $132 per ounce.

In 2002, production rose by 3 percent to 643,000 ounces from 622,000 in 2001 while total cash costs decreased to $132 per ounce, a 14 percent reduction from the 2001 total cash cost of $154 per ounce. In rand terms, total cash costs increased by 5 percent during the same period

At **Savuka**, safety-related concerns continued to require the replanning of areas available for mining, which led to a 15 percent decrease in volumes mined. This was also affected by a decision to stop mining uneconomic Ventersdorp Contact Reef ("VCR") panels. At the same time cost-saving initiatives began to show results, as both the number of people employed and the number of contractors were reduced in line with the level of production. Grade decreased by 18 percent to 5.81g/t, relative to the high grades achieved in 2002 as a result of the mining of a high-grade pillar. Gold production decreased by 21 percent to 187,000 ounces, while total cash cost rose by 83 percent as a result of the lower gold production and the stronger South African rand to $448 per ounce compared with 2002 when gold production was 236,000 ounces at a total cash cost of $245 per ounce. The continued operating difficulties at Savuka have led to a review of the mine. As a result, the mine has been put into closure mode. AngloGold has impaired the assets and has, as result, charged profits with an amount of $35 million in respect of this impairment, net of tax.

Increased seismicity in the VCR during 2002 had a negative impact on the volumes mined, although improvements in the rate of face advance countered this to some extent. After having mined a pillar in the first half of 2002, the grade dropped on the depletion of the pillar. Consequently, gold produced decreased by 2 percent to 236,000 ounces, while total cash cost decreased by 1 percent to $245 per ounce compared with 2001 when gold production was 240,000 ounces at a total cash cost of $248 per ounce. In rand terms, however, total cash costs increased by 20 percent as a result of the accelerated development plan to match the new life of mines profiles.

Growth prospects

Mponeng Shaft Deepening Project: The scope of the project is to deepen the sub-shaft system and provide access tunnels to the VCR horizon on 113, 116 and 120 levels (ranging fromm 3,172 meters to 3,372 meters below surface). AngloGold expects the project to produce 4.2 million ounces of gold over a period of five years. The total capital expenditure for the project is $200 million (at 2003's closing exchange rate), with some $19 million (at 2003's closing exchange rate) remaining. The average project cash cost over the life-of-mine is expected to be approximately $270 per ounce. Progress continued to be made on this project during 2003, with the in-circle development being completed in February 2003 and access development on 113 level being completed ahead of schedule. Work on 116 level was completed in November 2003 and it is anticipated that development on 120 level will be completed by February 2004. Stoping operatings are due to commence in April 2004.

The scope of the **TauTona Extension Project** is to access the Carbon Leader Reef ("CLR") shaft pillar to allow for stoping operations up to the infrastructural zone of influence, as well accessing a mining area east of the Bank Dyke (previously part of the Mponeng mine plan) on 100, 104, 107 and 109 levels. AngloGold expects the project to produce 2.3 million ounces of gold over a period of ten years, at a capital cost of $65 million (converted at the closing exchange rate for 2003). Approximately $35 million (at 2003's closing exchange rate) has been spent to date. AngloGold expects the average project cash cost to be of the order of $187 per ounce. The proposed mining of the Bank Dyke is under review owing to seismicity experienced in the development in this area, the amount of water that could be encountered and the added flexibility that the purchase of the block of ground from Driefontein allows. Changes will be implemented if they improve the overall value of TauTona.

The scope of the **TauTona VCR Development Project** is to access two distinct reserve blocks on the VCR horizon. One reserve block is situated north-east of the shaft complex, while the VCR pillar area of interest consists of two mining blocks situated outside the zone of influence. The project will add some 0.33 million ounces to production, with a project capital cost of $29 million at 2003's closing exchange rate. Progress on both the VCR reserve blocks is ahead of schedule, with production due to start in January 2005.

The CLR reserve block below 120 level, known as **TauTona below 120 level Project**, will be accessed by sinking a twin decline system into its geographical center, down to 125 level. The project is expected to produce 1.8 million ounces of gold over a period of seven years, with a project capital cost of $147 million (at 2003's closing exchange rate). The average project cash cost is expected to be of the order of $203 per ounce. Progress is on schedule and production is due to start in January 2007.

Outlook

Production at **Mponeng** in 2004 is expected to decrease to 442,000 ounces at a total cash cost of $309 per ounce, with capital expenditure of $58 million.

Looking forward to 2004, production at **Savuka** is expected to decrease to 172,000 ounces, at a total cash cost of $407 per ounce. Capital expenditure is forecast at $7 million. Savuka has strategic synergies with TauTona.

Gold production at **TauTona** is expected to decrease to 620,000 ounces in 2004 while total cash cost will rise to $218 per ounce. Capital expenditure should amount to $63 million.

- **Vaal River operations**

Description: AngloGold's Vaal River operations are located in the original Vaal Reefs mining area of the Witwatersrand Basin and comprise three operating mines, Great Noligwa, Kopanang and Tau Lekoa and a developing mine, Moab Khotsong.

The Vaal River complex also has four gold plants, one uranium plant and one sulphuric acid plant. The Vaal River processing plants include crushers, mills, CIP and electro-winning facilities and are able to treat between 180,000 and 420,000 tonnes of ore per month. Although the Vaal River operations produce uranium oxide as a by-product of the production of gold, the value is not significant relative to the value of gold produced.

Geology: In order of importance, the reefs mined at the Vaal River operations are the Vaal Reef, the VCR and the "C" Reef. The Vaal Reef contains approximately 85 percent of the reserve tonnage with mining grades between 10 and 20 grams per tonne. It comprises a series of oligomictic conglomerates and quartzite packages developed on successive unconformities. Several distinct facies have been identified, each with its unique gold distribution and grade characteristic. The VCR has a lower grade than the Vaal Reef, and contains approximately 15 percent of the estimated reserves. The economic portion is mainly concentrated in the western part of the lease area. It can take the form of a massive conglomerate, a pyritic sand unit with intermittent pebble layers or a thin conglomerate horizon. The reef is located at the contact between the overlying Kliprivierberg Lavas of the Ventersdorp SuperGroup and the underlying sediments of the Witwatersrand SuperGroup which creates a distinctive seismic reflector. The VCR is located up to one kilometer above the Vaal Reef. The "C" Reef is a thin, small pebble conglomerate with a carbon-rich basal contact, located approximately 270 meters above the Vaal Reef. It has less than 1 percent of the estimated reserves with grades similar to the Vaal Reef, but more erratic. The most significant structural features are the north-east striking normal faults which dip to the north-west and south-east, resulting in zones of fault loss.

Operating and production data for Vaal River operations

	Great Noligwa [1]	**Kopanang**	**Tau Lekoa**	**Moab Khotsong** [1]
2001				
Pay limit (oz/t)	0.29	0.36	0.14	–
Pay limit (g/t)	9.91	12.28	4.78	–
Recovered grade (oz/t)	0.360	0.216	0.129	–
Recovered grade (g/t)	12.34	7.40	4.42	–
Gold production (000 oz)	1,004	494	286	–
Total cash costs ($/oz) [2]	122	178	203	–
Total production costs ($/oz) [2]	135	204	248	–
Capital expenditure ($ million)	1.2	2.8	2.2	43.2
Employees [3]	7,185	6,371	3,200	803
Outside contractors [3]	806	632	716	1,425

	Great Noligwa [(1)]	Kopanang	Tau Lekoa	Moab Khotsong [(1)]
2002				
Pay limit (oz/t)	0.32	0.35	0.14	–
Pay limit (g/t)	9.96	10.78	4.30	–
Recovered grade (oz/t)	0.321	0.211	0.130	–
Recovered grade (g/t)	11.02	7.23	4.45	–
Gold production (000 oz)	880	511	311	–
Total cash costs ($/oz) [(2)]	124	165	192	–
Total production costs ($/oz) [(2)]	142	194	248	–
Capital expenditure ($ million)	11.5	8.5	1.5	35.8
Employees [(3)]	8,356	6,953	3,890	968
Outside contractors [(3)]	913	685	732	1,011
2003				
Pay limit (oz/t)	0.34	0.32	0.14	–
Pay limit (g/t)	11.53	10.96	4.90	–
Recovered grade (oz/t)	0.31	0.21	0.12	–
Recovered grade (g/t)	10.57	7.07	4.24	–
Gold production (000 oz)	812	497	322	–
Total cash costs ($/oz) [(2)]	218	266	294	–
Total production costs ($/oz) [(2)]	244	296	348	–
Capital expenditure ($ million)	22	12	7	67
Employees [(3)]	6,819	6,131	3,450	1,020
Outside contractors [(3)]	1,002	835	689	772

(1) *In 2002, 2001 and 2000, Moab Khotsong was mined from Great Noligwa. Operating data for Great Noligwa includes Moab Khotsong operating data for these periods.*

(2) *Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".*

(3) *Average for the year.*

Operating review

Volume mined at **Great Noligwa in 2003** increased by 1 percent despite difficulties experienced in the SV4 section. Grade fell by 4 percent to 10.57g/t compared with 11.02g/t in 2002, following the lower face values experienced during the year, resulting in an 8 percent reduction in gold output to 812,000 ounces from 880,000 ounces in 2002. Reduced gold production, increased wages and the effect of the strong South African rand contributed to a significant rise in total cash costs to $218 per ounce from $124 per ounce in 2002.

In 2002, there was a lack of available production mining facesas a result of the cumulative effects of a number of damaging seismic events during the second quarter, which continued to be felt into the third and fourth quarters of 2002. At the same time, steps to further improve workplace safety were taken and changes were made to the mining plan which resulted in a temporary slowdown in mining production. Consequently, gold production decreased by 12 percent to 880,000 ounces in 2002 from 1,004,000 ounces in 2001. Total cash costs rose by 2 percent to $124 per ounce in 2002 compared to $122 per ounce in 2001, largely as a result of the decrease in gold production and costs incurred following the seismic events. In rand terms, total cash costs increased by 26 percent over the same period.

At **Kopanang**, the 5 percent improvement in volumes mined can be attributed to the impact of the "power team" training initiatives that were undertaken during the year as productivity (measure in terms of m2/employee) rose by 8 percent. However, generally lower grades were encountered in the first half of 2003 which resulted in a 3 percent reduction in gold production to 497,000 ounces, compared with 511,000 ounces in 2002. Total cash costs rose by 61 percent from $165 per ounce in 2002 to $266 per ounce in 2003.

Gold production increased by 3 percent to 511,000 ounces in 2002 (2001: 494,000 ounces), mainly as a result of improved labor efficiencies resulting in increased volumes mined. Total cash costs decreased by 7 percent from $178 per ounce in 2001 to $165 per ounce in 2002. In rand terms, however, total cash costs increased by 14 percent, mainly as a result of increased cementatious support for safety reasons and lower by-product contributions due to the lower exchange rate.

Gold production at **Tau Lekoa** increased by 4 percent to 322,000 ounces from 311,000 ounces in 2002, as volumes mined increased. This was offset by lower grades that were impacted by the mining mix. Total cash costs were $294 per ounce, 53 percent higher than the $192 per ounce in 2002.

An increase in gold production of 9 percent from 286,000 ounces in 2001 to 311,000 ounces in 2002 resulted in total cash costs decreasing by 6 percent to $192 per ounce in 2002 from $203 per ounce in 2001. In rand terms, however, total cash costs increased by 16 percent during the same period

At **Moab Khotsong** development is continuing as planned, with excavation of the 101 level (10,100 feet below the surface) in progress.

Growth prospects

The largest of the current South African projects is the development of the **Moab Khotsong** mine, located in the Vaal River area. The scope of the project is to sink, construct and equip the shaft systems to a depth of 3,130 meters below surface, provide access tunnels to the reef horizon on 85, 95 and 101 levels, and develop the necessary Ore Reserves. The project is expected to produce 4.1 million ounces of gold over 12 years from 7.75 million tonnes of milled ore. The project capital cost is estimated at $629 million (at 2003's closing exchange rate), of which $495 million (at 2003's closing exchange rate) has been spent to date. The main shaft extension has been completed and the shaft was commissioned in March 2003. Access development is progressing to plan. The first raiseline has been established and stoping operations commenced in November 2003. Moab Khotsong is forecast to reach commercial production in 2006 and full production, at an average of 15.6 tonnes (502,000 ounces) per annum, is expected by 2008.

Outlook

Production at **Great Noligwa** is expected to increase marginally to 821,000 ounces in 2004, at a total cash costs of $216 per ounce. Capital expenditure during 2004 is expected to be approximately $29 million.

In 2004, gold production at **Kopanang** is expected to decrease to 468,000 ounces at a total cash cost of $288 per ounce. Capital expenditure for the year ahead will be in the region of $31 million.

Total cash costs at **Tau Lekoa** are expected to rise to $310 per ounce, for a production of 326,000 ounces in 2004, while capital expenditure is expected to be approximately $23 million.

- **Ergo operations**

Description: AngloGold's Ergo operations re-treat tailings dams and sand to recover gold and produce sulphuric acid using a secondary process. These tailings dams are located on the East Rand of the Witwatersrand. Since 1987, material has been treated through two CIL plants, which AngloGold believes to be two of the largest of their kind in the world. Ergo can only profitably treat tailings dams if they exceed a certain grade and, as a result of the expected rate of depletion of the higher grade material available, the operation is not expected to continue past its current estimated life of early 2005.

Operating and production data for Ergo operations

	2001	**2002**	**2003**
Pay limit (oz/t)	0.01	0.01	0.01
Pay limit (g/t)	0.19	0.29	0.44
Recovered grade (oz/t)	0.007	0.007	0.006
Recovered grade (g/t)	0.25	0.25	0.20
Gold production (000 oz)	332	264	203
Total cash costs ($/oz) [(1)]	215	184	349
Total production costs ($/oz) [(1)]	259	277	463
Capital expenditure ($ million)	0.1	0.2	–
Employees [(2)]	942	904	829
Outside contractors [(2)]	199	218	1,104

[(1)] *Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".*

[(2)] *Average for the year.*

Operating review

During the year, tonnes treated were 6 percent lower at 30.9 million tonnes, as a result of an increased proportion of "clean-up" tonnes which restricted incoming tonnages and the ability to recover from down-time events, as well as the large number of water and slurry pipeline failures. As a result, gold production at **Ergo** decreased to 203,000 ounces from 264,000 ounces in 2002. The grade, although 20 percent lower, was in line with planned levels as accessibility to higher grade dams diminished. An increased loss on acid by-products from the lower-than-planned sulphur grades and the impact of the decreased production as the operation enters its final years, led to total cash costs rising to $349 per ounce from $184 per ounce in 2002.

As anticipated by AngloGold, gold production decreased by 20 percent from 332,000 ounces in 2001 to 264,000 ounces in 2002 following the closure of the Daggafontein plant in December 2001. During the year, the operation was affected by higher than expected rainfall, environmental clean-up activities and power failures, which were offset by improved headgrades and increased metallurgical efficiency. Total cash costs decreased by 15 percent to $184 per ounce from $215 per ounce in 2001.

Growth prospects

Although the operation is due to close in early 2005, discussions are being held with prospective buyers with a view to selling the operation.

Outlook

Production in 2004 is expected to be 168,000 ounces, at a total cash cost of $452 per ounce.

Free State operations

Description: The mines in the Free State Province (comprising Bambanani, Joel, Tshepong and Matjhabeng) were sold to African Rainbow Minerals Gold Limited (formerly African Rainbow Minerals (Proprietary) Limited) (currently Harmony Gold Mining Company Limited) ("ARM") and Harmony Gold Mining Company Limited through a jointly-owned company ("Free Gold") with effect from January 1, 2002 (for a detailed discussion, see "Item 4A.: History and development of the company" and note 24 to the consolidated financial statements "Sales of shafts").

Operating and production data for Free State operations

	Bambanani	Tshepong	Matjhabeng	Joel
2001				
Pay limit (oz/t)	0.39	0.23	0.31	0.16
Pay limit (g/t)	13.26	8.05	10.56	5.50
Recovered grade (oz/t)	0.229	0.239	0.226	0.104
Recovered grade (g/t)	7.86	8.20	7.75	3.56
Gold production (000 oz)	412	383	188	127
Total cash costs ($/oz) [(1)]	230	178	236	345
Total production costs ($/oz) [(1)]	269	219	447	441
Capital expenditure ($ million)	3.0	0.1	–	4.5
Employees [(2)]	5,228	3,756	2,204	2,073
Outside contractors [(2)]	345	152	16	179
2002				
Pay limit (oz/t)	–	–	–	–
Pay limit (g/t)	–	–	–	–
Recovered grade (oz/t)	–	–	–	–
Recovered grade (g/t)	–	–	–	–
Gold production (000 oz)	–	–	–	–
Total cash costs ($/oz) [(1)]	–	–	–	–
Total production costs ($/oz) [(1)]	–	–	–	–
Capital expenditure ($ million)	–	–	–	–
Employees [(2)]	–	–	–	–
Outside contractors [(2)]	–	–	–	–

	Bambanani	Tshepong	Matjhabeng	Joel
2003				
Pay limit (oz/t)	–	–	–	–
Pay limit (g/t)	–	–	–	–
Recovered grade (oz/t)	–	–	–	–
Recovered grade (g/t)	–	–	–	–
Gold production (000 oz)	–	–	–	–
Total cash costs ($/oz) [1]	–	–	–	–
Total production costs ($/oz) [1]	–	–	–	–
Capital expenditure ($ million)	–	–	–	–
Employees [2]	–	–	–	–
Outside contractors [2]	–	–	–	–

(1) *Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".*

(2) *Average for the year.*

East and West African operations

AngloGold's East and West Africa region comprises five operations, located in three African countries other than South Africa. These are the Morila, Sadiola Hill and Yatela mines in Mali in West Africa, the Navachab mine in Namibia on the south-western coast of Africa and the Geita mine in Tanzania.


N
Yatela
Mali
Bamako
Sadiola
Morila
Geita
Tanzania
Dar es Salaam
Navachab
Namibia
Windhoek
Republic of South Africa
0
2000 km

Diagram 3: East and West African operations

Operating performance of the East and West Africa region

In 2003, overall production decreased by 10 percent to 981,000 ounces, while total cash costs rose by 36 percent to $171 per ounce. Capital expenditure for the region decreased marginally to $26 million.

- **Sadiola (attributable 38 percent)**

Description: AngloGold has a 38 percent interest in, and manages, the Sadiola mine within the Sadiola exploitation area in Western Mali. The joint venture partners are IAMGOLD, a Canadian listed company (38 percent), the Government of Mali (18 percent), and the International Finance Corporation (IFC) (6 percent). The mine is situated 77 kilometers south of Kayes. Construction commenced at the Sadiola open-pit operations in 1994 and full production was achieved by June 1997, with 380,000 ounces of low cost gold being produced in the first year.

Geology: The Sadiola deposit occurs within an inlier of greenschist facies metamorphosed Birimian rocks known as the Kenieba Window. The specific rocks which host the mineralization are argillaceous carbonates and greywackes which have been intensely weathered to a maximum depth of 200 meters.

A series of north-south trending faults occur within the inlier, the most prominent of which, the Senegalo-Malian Shear (SM), passes through the Sadiola lease area. The mineralization occurs in the immediate vicinity of a parallel structure to the SM.

The Sadiola Hill deposit generally consists of two zones, an upper oxidized cap and an underlying sulphide zone. From 1996 until 2002 shallow, saprolite oxide ore from the Sadiola Hill pit was the primary ore source. Since 2002, the deeper saprolitic sulphide ore has been mined and in future will progressively replace the depleting oxide reserves.

Operating and production data for Sadiola

	2001	**2002**	**2003**
Pay limit (oz/t)	0.04	0.05	0.05
Pay limit (g/t)	1.46	1.71	1.68
Recovered grade (oz/t)	0.091	0.086	0.081
Recovered grade (g/t)	3.13	2.96	2.77
Gold production (000 oz) 100 %	536	480	452
Gold production (000 oz) 38 %	204	182	172
Total cash costs ($/oz) (1)	131	163	210
Total production costs ($/oz) (1)	211	247	297
Capital expenditure ($ million) 100 %	16.0	16.5	10.3
Capital expenditure ($ million) 38 %	6.0	6.3	3.9
Employees (2)	361	399	492
Outside contractors (2)	472	454	549

(1) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2) Average for the year.

Operating review

In 2003, tonnage throughput at **Sadiola** was adversely affected by plant downtime, largely in the milling circuit. Gold production of 172,000 attributable ounces was 5 percent lower than the 182,000 attributable ounces produced in 2002. Total cash costs increased by 29 percent from $163 per ounce in 2002 to $210 per ounce in 2003, as a result of the lower recovered grade, higher landed cost of diesel fuel, high detoxification cost of plant tailings, higher mining cost due to hard material encountered in the pit and the impact of the weaker US dollar on expenditure. A cyanide destruction plant was designed and commissioned in the third quarter of 2002 and was fully optimized by the end of January 2003. This allowed for increased treatment of sulphide material.

In 2002, tonnage throughput at Sadiola was adversely affected by mineral sizer downtime in the first quarter, the low availability of high-grade oxide ore during the year and problems with the treatment of higher grade soft sulphide ore. Gold production of 182,000 attributable ounces in 2002 was 10 percent lower than the 204,000 attributable ounces produced in 2001. Total cash costs increased by 25 percent from $131 per ounce in 2001 to $163 per ounce in 2002, as a result of lower production and treatment of sulphide ores. The plant conversion project to improve gold recovery from the treatment of soft sulphide ore was completed on schedule at the end of February 2002. High cyanide values in the final residue prevented the treatment of soft sulphide ore, which required high cyanide addition to maintain acceptable recoveries. A cyanide destruction plant was designed and commissioned in the third quarter of 2002 and was fully operational at year end. The system was fully optimized by the end of January 2003. The final installment on the project finance loans for the development of Sadiola was paid during the second quarter in 2002. The total repayments for the five-year period of the facility amounted to $288 million.

Outlook

During 2004, AngloGold expects attributable production to increase by 5 percent to 177,000 ouncesand total cash costs to increase by 2 percent to $214 per ounce. Capital expenditure attributable to AngloGold of $4 million is planned for 2004.

- **Navachab (attributable 100 percent)**

Description: After having obtained an additional 30 percent interest in 1999, AngloGold holds a 100 percent interest in the Navachab open-pit gold mine near Karibib in Namibia, which has been in production since 1990.

Geology: The Navachab deposit is hosted by Damaran greenschist-amphibolite facies, calc-silicates, marbles and volcanoclastics. The rocks have been intruded by granites, pegmatites and quartz porphyry dykes and have also been deformed into a series of alternating dome and basin structures. The mineralized zone forms a sheet-like body which plunges at an angle of approximately 25 degrees to the north-west. The mineralization is predominantly hosted in a sheeted vein set (60 percent) and a replacement skarn body (40 percent). The gold is very fine-grained and associated with pyrrhotite, pyrite, chalcopyrite, scheelite and sphalerite. Approximately 80 percent of the gold is free milling.

Operating and production data for Navachab

	2001	**2002**	**2003**
Pay limit (oz/t)	0.04	0.03	0.04
Pay limit (g/t)	1.36	1.02	1.38
Recovered grade (oz/t)	0.060	0.056	0.050
Recovered grade (g/t)	2.04	1.93	1.73
Gold production (000 oz) 100 %	87	85	73
Total cash costs ($/oz) [(1)]	164	147	274
Total production costs ($/oz) [(1)]	241	212	329
Capital expenditure ($ million) 100 %	0.5	2.1	2.2
Employees [(2)]	168	171	180
Outside contractors [(2)]	178	182	209

[(1)] *Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".*

[(2)] *Average for the year.*

Operating review

During 2003, gold production at **Navachab** was 14 percent lower than in 2002, at 73,000 ounces from 85,000 ounces, due to a 10 percent decrease in recovered grade and a 4 percent decrease in tonnage throughput. Tonnage throughput was adversely affected by a mill motor and power transformer failure and breakdown of a mill girth gear during the year. Total cash costs increased by 86 percent to $274 per ounce in 2003 from $147 per ounce in 2002. The increase in unit cash cost is due to an increased stripping ratio associated with the Eastern Pushback project, the lower recovered grade and the impact of the weaker US dollar on expenditure expressed in dollar terms.

During 2002, gold production at Navachab was 2 percent lower than in 2001 at 85,000 ounces from 87,000 ounces, mainly due to a 5 percent decrease in recovered grade. Total cash costs declined by 10 percent from $164 per ounce in 2001 to $147 per ounce in 2002.

Growth prospects

A decision to proceed with a pushback towards the east to extend the life of mine by eight years to 2013 was taken by the AngloGold board in July 2002 and this project is ongoing. A pre-feasibility study to evaluate the economic viability of a mine expansion project at Navachab was finalized in February 2004, the results of which will be made to management in due course. Due to rising contractor costs a decision was taken in 2003 to terminate the mining contract and proceed with owner mining which will be implemented in 2004. Capital expenditure of $17 million has been approved for this project and implementation will take place during the first six months of 2004.

An early application for the renewal of the mining license has been approved, extending the license to 2018.

Outlook

Looking ahead to 2004, AngloGold expects attributable production to decrease by 11 percent to 66,000 ounces due to an anticipated reduction of 13 percent in recovered grade. During the first half of the year, no mining will take place due to the changeover to owner mining and total plant feed will be from stockpiles. It is anticipated that total cash costs will increase by 8 percent to $295 per ounce due to the lower recovered grade. Capital expenditure is expected to rise from $2m in 2003 to $18m in 2004 due to the expenditure required for the owner mining project.

- **Geita (attributable 50 percent)**

Description: On December 15, 2000, AngloGold acquired a 50 percent interest in the Geita project in Tanzania from Ashanti Goldfields Company Limited. Under the joint venture agreement, the Geita Joint Venture is governed by a committee (the “Joint Venture Committee”) on which both partners have equal representation with equal voting rights and neither side has a casting vote. The Joint Venture Committee is chaired on a rotating basis by representatives of Ashanti Goldfields Company Limited and AngloGold. A purchase price of $205 million was paid for the Geita Joint Venture, with $35 million funded through AngloGold’s own resources and the balance of $170 million funded through debt, with a project finance provision of $67 million at acquisition.

AngloGold contributed its Nyamulilima Hill property (some 14 kilometers from the Geita processing plant) to the Geita Joint Venture. In addition, AngloGold and Ashanti have entered into a broad strategic alliance to seek opportunities throughout Africa.

Geology: Geita is an Archaean mesothermal mainly BIF-hosted deposit. Mineralization is located where auriferous fluids, which moved along shears often on BIF-diorite contacts, reacted with the BIF. Some lower-grade mineralization can occur in the diorite as well (usually in association with BIF-hosted mineralization), and approximately 20 percent of the gold is hosted in the diorite.

Operating and production data for Geita

	2001	2002	2003
Pay limit (oz/t)	0.06	0.07	0.06
Pay limit (g/t)	1.96	2.13	2.16
Recovered grade (oz/t)	0.108	0.106	0.105
Recovered grade (g/t)	3.70	3.62	3.60
Gold production (000 oz) 100 %	546	579	661
Gold production (000 oz) 50 %	273	290	331
Total cash costs ($/oz) (1)	147	175	183
Total production costs ($/oz) (1)	198	228	230
Capital expenditure ($ million) 100 %	15.8	17.4	20.1
Capital expenditure ($ million) 50 %	7.9	8.7	10.0
Employees (2)	472	580	643
Outside contractors (2)	540	1,139	1,437

(1) *Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.*

(2) *Average for the year.*

Operating review

In 2003, production at **Geita** increased by 14 percent to 331,000 attributable ounces from 290,000 attributable ounces in 2002, due to a 15 percent increase in tonnage throughput which was the result of the succesful implementation of the plant expansion project which increased plant capacity to 5.6 million tonnes per annum. The grade improved from 2.70g/t in the first half of the year to 4.53g/t during the second half. Total cash costs increased by 5 percent from $175 per ounce in 2002 to $183 per ounce in 2003, as a result of increased diesel fuel prices and mining contractor rates.

During 2003 Geita process plant phase 1 upgrade throughput was 5.7 million tonnes. Mining volume increased to 59.9 million tonnes in 2003.

In 2002, production at Geita rose by 6 percent to 290,000 attributable ounces from 273,000 attributable ounces in 2001, despite a decline in the average grade for the year. Total cash costs increased by 19 percent from $147 per ounce in 2001 (to $175 per ounce in 2002, as a result of increased stripping requirements, increased mining from the Kukuluma pit and greater haulage distances between the mined areas and the Geita plant.

Outlook

During 2004, AngloGold expects attributable production to increase by 4 percent to 345,000 ounces. Total cash costs should increase by 9 percent to $199 per ounce due to anticipated increases in mining contractor rates and plant maintenance requirements. Capital expenditure attributable to AngloGold of $10 million is planned in 2004.

- **Morila (attributable 40 percent)**

Description: On July 3, 2000, AngloGold acquired a 40 percent interest in the Morila project in Mali, from Randgold Resources Limited. The transaction involved the purchase by AngloGold from Randgold Resources (Morila) Limited of half of Randgold's 80 percent interest in Société des Mines de Morila S.A. (Morila). As a result, AngloGold and Randgold Resources Limited each hold a 40 percent indirect interest in the Morila Joint Venture, with 20 percent being held by the Malian Government. Under the joint venture agreement, AngloGold is the operator of the mine. AngloGold paid a purchase price of $132 million for its stake in the Morila Joint Venture, with $72 million funded through AngloGold's own resources and the balance of $60 million funded through debt, with a project finance provision of $36 million at acquisition. This mine is situated some 180 kilometers by road, south east of Bamako, the capital city of Mali (600 kilometers south east of Sadiola).

Geology: Morila is a Birimian mesothermal sediment-hosted deposit. The mineralization model is still being developed, but indications are that mineralization is related to a compressive event. Original mineralization relationships are largely obscured by an intrusive event.

Operating and production data for Morila

	2001	**2002**	**2003**
Pay limit (oz/t)	0.08	0.08	0.06
Pay limit (g/t)	2.79	2.46	2.14
Recovered grade (oz/t)	0.200	0.349	0.221
Recovered grade (g/t)	6.87	11.96	7.56
Gold production (000 oz) 100 %	631	1,052	794
Gold production (000 oz) 40 %	252	421	318
Total cash costs ($/oz) [(1)]	103	74	108
Total production costs ($/oz) [(1)]	190	147	192
Capital expenditure ($ million) 100 %	28.5	17.0	11.6
Capital expenditure ($ million) 40 %	11.4	6.8	4.6
Employees [(2)]	383	442	453
Outside contractors [(2)]	550	469	874

(1) *Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".*

(2) *Average for the year.*

Operating review

In 2003, gold production at **Morila** decreased by 24 percent to 318,000 attributable ounces from 421,000 attributable ounces in 2002, largely as a result of the exceptionally high-grades achieved during July to October 2002 not being sustained. Total cash costs for the year increased by 46 percent to $108 per ounce in 2003 from $74 per ounce in 2002 due to the lower grade, higher diesel costs and the impact of the weaker United States dollar on expenditure expressed in dollar terms.

In 2002, gold production at Morila increased by 67 percent to 421,000 attributable ounces from 252,000 attributable ounces in 2001, largely as a result of the interception of exceptionally high-grade zones of ore during July to October 2002. As a result, total cash costs for the year improved by 28 percent to $74 per ounce in 2002 from $103 per ounce in 2001.

Outlook

AngloGold expects attributable production at Morila to decrease by 28 percent to 228,000 ounces for 2004 due to a 47 percent decline in recovered grade. Total cash costs are expected to increase by 64 percent to $177 per ounce due to the lower grade, increased mining contractor costs and the end of the exoneration period on import duties and taxes. Capital expenditure attributable to AngloGold of $3 million is anticipated in 2004.

- **Yatela (attributable 40 percent)**

Description: As part of the consolidation of Anglo American Corporation's gold mining interests, AngloGold acquired a 50 percent interest in Sadiola Exploration Limited, the company which held the prospecting rights in the Sadiola region. Together with joint owner, IAMGOLD, exploration was performed and a feasibility study conducted at the Yatela deposit site, located some 25 kilometers north of Sadiola and approximately 50 kilometers south-south-west of the town of Kayes. The success of the feasibility study led to the formation of a company, Société d'Exploitation des Mines d'Or de Yatela S.A., in which AngloGold and IAMGOLD each hold an effective 40 percent interest, with the Government of Mali holding 20 percent.

Geology: Yatela mineralization occurs as a keel-shaped body in Birimian metacarbonates. The keel is centered on a fault which was the feeder for the original mesothermal mineralization, with an associated weakly mineralized diorite intrusion. Mineralization occurs as a layer along the flanks and in the bottom of the keel. The ore dips almost vertically on the west limb and more gently towards the west on the east limb, with tight closure to the south.

Operating and production data for Yatela

	2001 [(1)]	**2002**	**2003**
Pay limit (oz/t)	0.07	0.07	0.06
Pay limit (g/t)	2.30	2.09	2.04
Recovered grade (oz/t)	0.097	0.086	0.083
Recovered grade (g/t)	3.33	2.95	2.84
Gold production (000 oz) 100 %	131	269	218
Gold production (000 oz) 40 %	52	107	87
Total cash costs ($/oz) [(2)]	149	175	235
Total production costs ($/oz) [(2)]	231	252	379
Capital expenditure ($ million) 100 %	18.3	8.9	13.8
Capital expenditure ($ million) 40 %	7.3	3.6	5.5
Employees [(3)]	144	157	190
Outside contractors [(3)]	327	391	736

(1) *The first gold was produced on May 9, 2001 and attributable production, total cash costs and total production costs reflect the third and fourth quarters of 2001 only.*

(2) *Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".*

(3) *Average for the year*.

Operating review

Attributable gold production at Yatela decreased by 19 percent to 87,000 ounces in 2003 compared to 107,000 ounces in 2002 due to a reduction in recovered grade and lower tonnage stacked. Tonnage was negatively affected in the second half of the year by bottlenecks in the new crushing circuit. Following excessive wear and high maintenance costs on the mineral sizer caused by hard ore, the mineral sizer was replaced in June 2003 by a primary jaw crusher and secondary cone crusher. Total cash costs increased by 34 percent to $235 per ounce, largely as a result of the lower grade, higher landed diesel fuel prices, increased mining contractor costs and the impact of the weaker United States dollar on expenditure expressed in dollar terms.

2002 was the first full year of operation at Yatela. Attributable gold production increased by 105 percent to 107,000 ounces compared to 2001, while total cash costs increased by 18 percent to $175 per ounce, largely as a result of higher maintenance costs on the mineral sizers as a result of harder materials being treated, and increased reagent — mainly cement — usage. Cement is used for leach pad stability.

Growth prospects

In 2003 approval was granted to proceed with the development and mining of the Alamoutala deposit. Construction of the 10 kilometer road between Yatela and Alamoutala was completed during the third quarter of 2003. The mining fleet was ordered in the second quarter; stripping began in the third quarter and the first ore was delivered in the fourth quarter, with the hauling of the higher grade ore exceeding the original plan. Mining of the Alamoutala pit started in July 2003, 10 days ahead of schedule.

Outlook

During 2004, attributable production is expected to increase by 27 percent to 111,000 ounces due to planned increases in tonnage and grade stacked. Higher grade Alamoutala ore will replace low grade Yatela ore feed, and is expected to improve recovered grade. Total cash costs should decrease by 8 percent to $217 per ounce. Capital expenditure attributable to AngloGold of $1 million is planned in 2004.

North American operations

AngloGold completed the acquisition of its North American operations from Minorco effective March 31, 1999. AngloGold's North American gold assets comprise the wholly-owned AngloGold (Colorado) Corp. (formerly Pikes Peak Mining Company), which holds a 67 percent interest in the Cripple Creek & Victor Gold Mining Company (CC&V) in Colorado with a 100 percent interest in gold produced. AngloGold's stake in the Jerritt Canyon Joint Venture was sold to Queenstake Resources USA Inc., with effect from June 30, 2003.


N
Alaska
Anchorage
Canada
Jerritt Canyon
United States
San Francisco
Colorado
New York
Washington
Cripple Creek
& Victor
0
1500 km

Diagram 4: North American operations

Operating performance of the North America region

Production decreased to 390,000 ounces, primarily as a result of the sale of AngloGold's 70 percent interest in the Jerritt Canyon Joint Venture to Queenstake Resources, following an unsolicited offer received from Queenstake. Total cash costs were $223 per ounce. Capital expenditure decreased to $27 million from $74 million in 2002, as the Cresson expansion project was completed.

- **Cripple Creek & Victor (attributable 67 percent with 100 percent interest in production)**

Description: AngloGold (Colorado) Corp., a subsidiary of AngloGold North America Inc., owns 67 percent of Cripple Creek & Victor Gold Mining Company (CC&V), in the Cripple Creek mining district, south-west of Colorado Springs in Colorado. The remaining 33 percent of CC&V is held by Golden Cycle Gold Corporation (Golden Cycle). AngloGold is the manager of the operation. AngloGold is currently entitled to receive 100 percent of the cash flow from the operation until a loan, extended to the joint venture by AngloGold North America Inc., is repaid. CC&V is a low-cost, low-grade open-pit operation. AngloGold believes that good potential exists for the discovery of future mineral deposits and the establishment of these deposits as reserves.

The prospective geological environment could result in extensions to the life of mine plan, potentially from underground mining below the ultimate pit bottom.

CC&V began the establishment of the Cresson orebody in May 1994. Establishment was completed by December 1994 and production from the Cresson mine commenced in the first quarter of 1995.

Geology: The Cripple Creek District is centered on a Tertiary-aged diatreme-intrusive complex, approximately circular in shape covering 18.4 square kilometers, surrounded by older Precambrian rocks. The Precambrian rocks consist of biotite gneiss and granodiorite which occur within a larger quartz monzonite intrusion which is in turn intruded by granite. The intersection of these four units and major faults formed an area of weakness which subsequently facilitated the formation of the Tertiary complex. The Tertiary intrusives range from syenite to phonolit/phonotephrite to lamprophyre. Fault structures are generally near vertical and strike north-northwest to northeast. These structures are commonly intruded by phonolite dykes and appear to have acted as primary conduits for the mineralizing solutions. The north-east structures are more subtle, but appear to control the locations of higher-grade pods of mineralization which occur at their intersection with the north-north-west system. High-grade gold mineralization is primarily associated with potassic and pyritic alteration and occurs adjacent to the major structural zones. The broader zones of disseminated mineralization occur primarily as halos around the stronger alteration in permeable wall rocks. The average depth of oxidation is 120 meters and is best developed along major structural zones. Individual orebodies can be tabular, irregular or massive. Individual gold particles are generally less than 20 microns in size and occur as native gold with pyrite or hydrous iron and manganese oxides and as gold-silver tellurides, often in quartz-fluorite veins. Silver is present but is economically unimportant.

Operating and production data for Cripple Creek & Victor operations

	2001	**2002**	**2003**
Pay limit (oz/t)	0.01	0.01	0.01
Pay limit (g/t)	0.34	0.34	0.34
Recovered grade (oz/t)	0.017	0.016	0.020
Recovered grade (g/t)	0.59	0.57	0.67
Gold production (000 oz)	214	225	283
Total cash costs ($/oz) [(1)]	187	187	199
Total production costs ($/oz) [(1)]	332	391	389
Capital expenditure ($ million)	82.2	66.2	23.9
Employees [(2)]	278	314	326
Outside contractors [(2)]	243	258	121

(1) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".
(2) Average for the year.

Operating review and prospects

Production at CC&V improved towards the year-end to reach 283,000 ounces for 2003, compared with 225,000 ounces in 2002. Leach solution chemistry problems and lower irrigation flows (caused by drought) improved during the second half of 2003. Total cash costs rose to $199 per ounce (2002: $187 per ounce) due to higher reagent consumption to correct leach pad chemistry. Processing facility and haulage fleet production achieved budgeted levels by year-end, while Phase 4B of the leach pad construction was completed ahead of schedule with stacking having commenced in the second quarter of 2003.

In 2002, production at CC&V increased by 5 percent to 225,000 ounces from 214,000 ounces in 2001. Although gold production was negatively affected by technical problems associated with the leach system pH, improved metallurgy and higher leach solution volumes were processed during the latter part of 2002. These factors, combined with the near completion of the bulk of the $194 million expansion in the third quarter, served to enhance operational efficiencies. The expansion project increased the average annual gold production by 40 percent and extended the life of mine from 2008 to at least 2013, thereby yielding an additional total of 2.8 million ounces of production over the life of mine. Current indications are that the average life of mine cash costs will reduce from $227 per ounce to $170 per ounce. The new crushing facility was commissioned in July 2002, while additional leach pad and solution handling equipment were brought into production in September and December 2002, respectively. Total cash costs remained at $187 per ounce, as higher reagent costs were offset by continued cost-cutting efforts. Mined tonnage and metal production improved towards the latter part of 2002, as full benefit of the expansion project was realized.

Outlook

In 2004, AngloGold expencts North American production decrease to 349,000 ounces with the sale of Jerritt Canyon. However, total cash costs are also expected to decline to $211 per ounce. Capital expenditure of $17 million is planned for 2004.

- **Jerritt Canyon Joint Venture (attributable 70 percent)**

Description: AngloGold (Jerritt Canyon) Corp., a subsidiary of AngloGold North America Inc., had a 70 percent ownership interest in, and was the operator and manager of, the AngloGold – Meridian Jerritt Canyon Joint Venture. (Jerritt Canyon Joint Venture). The remaining 30 percent was held by Meridian Jerritt Canyon Corp. The Jerritt Canyon operations were located north west of the town of Elko, Nevada. The joint venture land position (or tenements) covered approximately 360 square kilometers. On February 27, 2003, AngloGold announced that it had entered into a purchase and sale agreement with Queenstake Resources USA Inc. (Queenstake) for its interest in the Jerritt Canyon Joint Venture. Under this agreement, Queenstake paid the Jerritt Canyon Joint Venture partners, AngloGold and Meridian Gold, $1.5 million in cash and 32 million shares issued by a subsidiary, Queenstake Resources Limited, with $6 million in deferred payments and $4 million in future royalties. Queenstake accepted full closure and reclamation and other liabilities. The sale was effective from June 30, 2003.

Ore production was drawn from four underground mines, Murray, SSX, Smith and MCE. Murray commenced production in 1994, SSX commenced commercial production in mid-1998, and MCE commenced production in 2000. Development of the Smith underground mine was completed and production commenced in 2001.

Geology: The Jerritt Canyon district is located in the north central Independence Mountains north-west of Elko, Nevada. The gold deposits of the district are Carlin-type replacement deposits hosted by calcareous, carbonaceous Palaeozoic marine sediments. West-north-west trending faults and associated thrust fault and high-angle fault control the mineralization. This complex faulting has resulted in the repetition of favorable host rocks and structural traps for localization of gold mineralization.

Gold mineralization is found where favorable strata, contacts and juxtapositions of strata exist adjacent to the controlling structures, and the district, therefore, consists of many discrete orebodies with separate ore pods. Carbonaceous and pyritic, laminated, calcareous siltstones and argillaceous dolomitic limestones are the most favorable host rocks. The total gold content of individual ore pods varies from a few thousand ounces to several hundred thousand ounces.

The depth of the mineralized bodies varies widely from near surface to depths of several hundred meters and is largely controlled by the depth at which the favorable stratigraphic horizons occur. Historically, the bulk of gold production has come from open-pit operations, but with the exhaustion of near-surface deposits production emphasis has moved to underground deposits.

The gold associated with ore grades was principally precipitated with pyrite formed from the sulphidation of available reactive iron resident in the host rock. Significant amounts of carbon occur in the host rocks, which is problematic for processing and necessitated the installation of a roaster in 1989 to treat the high-carbon ores.

Operating and production data for Jerritt Canyon operations

	2001	**2002**	**ThroughJune 30, 2003 [(2)]**
Pay limit (oz/t) (open-pit)	Depleted	Depleted	Depleted
Pay limit (g/t) (open-pit)	Depleted	Depleted	Depleted
Pay limit (oz/t) (underground) – average	0.24	0.22	0.22
Pay limit (g/t) (underground) – average	8.23	7.55	7.55
Recovered grade (oz/t) – milled	0.280	0.231	0.209
Recovered grade (g/t) – milled	9.74	7.91	7.15
Gold production (000 oz) 100 %	403	338	153
Gold production (000 oz) 70 %	282	237	107
Total cash costs ($/oz) [(1)]	223	249	270
Total production costs ($/oz) [(1)]	298	346	364
Capital expenditure ($ million) 100 %	15.1	10.8	3.5
Capital expenditure ($ million) 70 %	10.6	7.6	2.4
Employees (70 %) [(3)]	288	291	291
Outside contractors [(3)]	–	6	4

(1) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".
(2) On June 30, 2003, AngloGold sold its interest in Jerritt Canyon to Queenstake Resources USA Inc. ("Queenstake").
(3) Average for 2001 and 2002. For 2003, average for the six months ended June 30, 2003.

Operating review

As expected, production at this operation continued to decline during the first six months of the year to 107,000 ounces, while total cash costs rose to $270 per ounce.

In 2002, a reorganization of labor in the underground mines resulted in reduced productivity in the first quarter, but the resultant improvements were felt from the second quarter of 2002 onwards. Attributable production decreased by 16 percent to 237,000 ounces in 2002, primarily due to lower first quarter mill tonnages, lower grades mined and completion of the Cortez tolling agreement. Total cash costs in 2002 increased by 12 percent to $249 per ounce compared with 2001, where 0.6 million tonnes of ore were mined, producing 282,275 attributable ounces of gold at a total cash cost of $223 per ounce. Development of the Smith underground mine was completed and production commenced in 2001.

South American operations

AngloGold's South American operations and joint ventures were acquired as part of the Minorco transaction effective March 31, 1999 and are located in Brazil and Argentina.

Operations in Brazil comprise the wholly-owned Mineração Morro Velho (MMV) mines and a 50 percent interest in the Mineração Serra Grande (MSG) mines. The company has a 92.5 percent interest in the Cerro Vanguardia mine in Argentina, as a result of the acquisition of an additional 46.25 percent stake which took place in July 2002.


N
B r a z i l
Crixas
Serra Grande
Brasilia
Belo Horizonte
Morro Velho
São Paulo
Rio de Janeiro
Argentina
Buenos Aires
San Julian
Cerro Vanguardia
0
500 km

Diagram 5: South American operations

Operating performance of the South America region

Attributable production in the region increased by 11 percent to 532,000 ounces, as a result of the increased stake held in Cerro Vanguardia, as well as a rise in production at Morro Velho and Serra Grande. The recovered grade decreased by 10 percent to 7.0g/t mainly due to operational problems at Cerro Vanguardia, where total cash costs increased by 17 percent to $147 per ounce, owing largely to the appreciation of both the Real and the Peso against the US dollar.

Capital expenditure rose by 63 percent to $39 million, $8 million at Morro Velho on the Cuiabá expension project and improvements to the mine ventilation and backfill systems, and $8 million at Cerro Vanguardia on projects and exploration.

Attributable production is expected to decrease by 3 percent to 517,000 ounces in 2004, primarily due to the closing of Mina Velho in 2003 and Engenho d'Agua in mid-2004. This will be partially offset by higher production at both the Cuiabá and Córrego do Sítio mines. Total cash costs are expected to increase by 5 percent to $155 per ounce due to inflation, lower production and higher stripping ratio at Cerro Vanguardia.

- **Cerro Vanguardia (attributable 92.5 percent)**

Description: The Cerro Vanguardia (CVSA) operation is located to the north-west of Puerto San Julian in the Province of Santa Cruz, Argentina. AngloGold has a 92.5 percent interest in CVSA while the Santa Cruz Province has a 7.5 percent interest. The company owns the right to exploit the deposit for 40 years based on the Usufruct Agreement signed in December 1996. The operation, which was constructed at a total cost of $270 million, was commissioned in the fourth quarter of 1998.

Geology: The oldest rocks in this part of Patagonia are metamorphics of the Precambrian-Cambrian age. These are overlain by Permian and Triassic continental clastic rocks which have been faulted into a series of horsts and grabens. These are associated with both limited basaltic sills and dykes and with calc-alkaline granite and granodiorite intrusions. Thick andesite flows of Lower Jurassic age occur above these sedimentary units. A large volume of rhyolitic ignimbrites was emplaced during the Middle and Upper Jurassic age over an area of approximately 100,000 square kilometers. These volcanic rocks include the Chon Aike formation ignimbrite units that host the gold bearing veins at CVSA. Post-mineral units include Cretaceous and Tertiary rocks of both marine and continental origin, the Quaternary La Avenida formation, the Patagonia gravel and the overlying La Angelita basalt flows. These flows do not cover the area of the CVSA veins. Gold and silver mineralization at CVSA occurs within a vertical range of about 150 to 200 meters in a series of narrow, banded quartz veins that occupy structures within the Chon Aike ignimbrites. These veins form a typical structural pattern related to major north-south (Concepcion) and east-west (Vanguardia) shears. Two sets of veins have formed in response to this shearing. One set strikes about N40W and generally dips 65 to 90 degrees to the east; the other set strikes about N75W and the veins dip 60 to 80 degrees to the south. The veins are typical of epithermal low-temperature, adularia-sericite character. They consist primarily of quartz in several forms: as massive quartz, banded chalcedonic quartz, and quartz-cemented breccias. Dark bands in the quartz are due to finely disseminated pyrite, now oxidized to limonite. Other minerals include minor adularia, sericite, clay, and quartz pseudomorphs after barite. The veins show sharp contacts with the surrounding ignimbrite which hosts narrow stockwork zones that are weakly mineralized. The veins appear to have been cut by a sequence of north-east-trending faults that have southerly movement with no appreciable lateral displacement.

Operating and production data for Cerro Vanguardia

	2001	2002	2003
Pay limit (oz/t)	0.25	0.18	0.23
Pay limit (g/t)	8.60	6.21	7.81
Recovered grade (oz/t)	0.307	0.277	0.208
Recovered grade (g/t)	10.51	9.49	7.15
Gold production (000 oz) 100 %	292	261	226
Gold production (000 oz) 92.50 %	136	179	209
Total cash costs ($/oz) (1)	133	104	143
Total production costs ($/oz) (1)	235	218	273
Capital expenditure ($ million) 100 %	9.9	3.0	10.3
Capital expenditure ($ million) 92.50 %	4.6	2.0	9.5
Employees (2)	304	316	339
Outside contractors (2)	162	224	351

(1) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

(2) Average for the year.

Operating review

During 2003, attributable gold production at **Cerro Vanguardia** rose by 17 percent from 179,000 ounces in 2002 to 209,000 ounces in 2003 principally as a result of the acquisition of an additional 46.25 percent stake from Pérez Companc in July 2002. Excluding the additional production arising from the acquisition, production declined by 13 percent due to problems caused by excess water in the pits that restricted the amount of high-grade material delivered to the plant for processing. As a result, the plant was fed by lower-grade dry ore (grades 25 percent lower than in 2002) from a contingency stockpile, which affected production levels. A full range material scrubber was commissioned in late September enabling the treatment of wet, higher-grade material. Total cash cost increased by 38 percent to $143 per ounce in 2003, compared with $104 per ounce in 2002, largely due to Peso appreciation and operational problems that led to lower production and higher costs. These were partially offset by a 68 percent higher silver by-product credit.

During 2002, attributable gold production rose by 32 percent to 179,000 ounces, principally as a result of the acquisition of an additional 46.25 percent stake from Pérez Companc in July 2002. Total cash costs decreased by 22 percent to $104 per ounce as a result of better cost management and the Peso devaluation compared with 2001, when 0.4 million tonnes of ore were treated, producing 136,000 attributable ounces of gold at a total cash cost of $133 per ounce.

Growth prospects

Pre-feasibility studies to expand Cerro Vanguardia´s plant capacity and to develop underground mining started in 2002, and led to the need of intensifying exploration until year 2005 in order to improve reserves and grades.

Outlook

In 2004, AngloGold expects attributable production at Cerro Vanguardia of 207,000 ounces, slightly lower than in 2003, at a cash cost of $166 per ounce. Capital expenditure attributable to AngloGold amounted to $9.5 million in 2003 and is expected to increase to $11.2 million in 2004.

- **Morro Velho (attributable 100 percent)**

Description: Through its wholly-owned subsidiary, Morro Velho, AngloGold has mining rights over 29,500 hectares in the state of Minas Gerais, in south-eastern Brazil. The Morro Velho complex is located in the Municipalities of Nova Lima, Sabará and Santa Bárbara, near the city of Belo Horizonte.

With the closing of Mina Velha in 2003, ore is currently sourced from Cuiabá underground and Engenho D´Água open pit mines, both treated at the Queiroz mine, and from Córrego do Sítio mine (heap leach).

Geology: The Morro Velho mining complex is situated in the Municipalities of Nova Lima, Sabará and Santa Bárbara, south-east of Belo Horizonte in the Minas Gerais State of south-central Brazil. The area is host to historic and current gold mining operations. In addition to producing limestone and iron ore from a number of open-pit operations and is known as the Iron Quadrangle. The geology of Iron Quadrangle is composed of Proterozoic and Archaean volcano-sedimentary sequences and Pre-Cambrian granitic complexes. The host to the gold mineralization is the volcano-sedimentary Nova Lima Group (NLG) that occurs at the base of the Rio das Velhas SuperGroup (RDVS). The upper sequence of the RDVS is the meta-sedimentary Maquiné Group.

Cuiaba Mine, located at Sabara Municipality, has gold mineralization associated with sulphides and quartz veins in Banded Ironstone Formation (BIF) and volcanic sequences.

At this mine, structural control and fluids flow ascension are the most important factors for gold mineralization with a common association between large-scale shear zones and their associated structures. Where BIF is mineralized, such as at Morro Velho, the ore appears strongly stratiform due to the selective sulphidation of the iron rich layers. Steeply plunging shear zones tend to control the ore shoots, which commonly plunge parallel to intersections between the shears and other structures. At Morro Velho the controlling mineralization structures are the apparent intersection of thrust faults with tight isoclinal folds in a ductile environment.

The host rocks at Morro Velho are BIF, Lapa Seca and mafic volcanics (principally basaltic). Mineralization is due to the interaction of low salinity CO2 rich fluids with the high iron BIF and basalts and the carbonaceous graphitic schists. Sulphide mineralization consists of pyrrhotite and arsenopyrite with subordinate pyrite and chalcopyrite, the latter tends to occur as a late stage fracture fill and is not associated with gold mineralization. Wallrock alteration is typically carbonate, potassic and silicic.

Operating and production data for Morro Velho

	2001	2002	2003
Pay limit (oz/t)	0.12	0.13	0.13
Pay limit (g/t)	4.17	4.49	4.49
Recovered grade (oz/t)	0.193	0.196	0.190
Recovered grade (g/t)	6.63	6.71	6.66
Gold production (000 oz)	209	205	228
Total cash costs ($/oz) (1)	127	131	141
Total production costs ($/oz) (1)	206	205	206
Capital expenditure ($ million)	9.9	17	25,4
Employees (2)	1,296	1,257	1,286
Outside contractors (2)	320	394	950

(1) *Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".*

(2) *Average for the year.*

Operating review

In 2003, production for **Morro Velho** rose by 11 percent to 228,000 ounces from 205,000 ounces in 2002, basically due to increased contribution from the Cuiabá mine. The mine engaged a fourth team of employees early in the year, enabling operations to move to a seven-hour shift to improve efficiency. Increased contributions were achieved from Córrego do Sítio (in its first full year of production) and Morro do Galo, a dump that is being treated. This offset the closure of Mina Velha at the end of October 2003 and the lower production from Engenho D'Água. The recovered grade decreased by 1 percent to 6.66g/t as a result of the addition of ore from the Córrego do Sítio open-pit mine. Total cash costs increased by 8 percent to $141 per ounce in 2003 from $131 per ounce in 2002, primarily due to Brazilian real appreciation, higher inflation levels, the annual wage agreement reached with the unions in August, as well as higher energy costs and contractor costs at the Córrego do Sítio mine associated with the higher stripping ratio. Capital expenditure increased to $25 million.

Production declined at Morro Velho marginally in 2002 from 209,000 ounces in 2001 to 205,000 ounces in 2002 because of lower tonnages treated. This was exacerbated by rock mechanic problems experienced at Cuiabá mine in the first quarter of 2002 that have since been resolved. Total cash costs increased by 3 percent from $127 per ounce in 2001 to $131 per ounce in 2002.

Growth prospects

The feasibility study for the Cuiabá Expansion project started in 2003 and is expected to be concluded by the second half of 2004 when the findings will be submitted to the AngloGold board for approval. The project aims at expanding current capacity from 2,400 tonnes per day to 4,000 tonnes per day at an estimated capital cost of $110 million. Additional production is due to start in early 2006. The scoping study of the Lamego project, in the vicinity of Cuiabá mine, was completed in 2003 and led to an exploration program to develop a conceptual study within the Cuiabá Expansion scenario. At Córrego do Sítio, the access ramp was completed in 2003, confirming sulphide ore with higher than expected grade. A drilling campaign was intensified and a scoping study initiated which is due to be concluded during the first quarter of 2004.

Outlook

Looking to 2004, AngloGold expects attributable production to decrease to 222,000 ounces resulting from the closure of Mina Velha in late 2003 and the expected closure of Engenho D´Água mine in 2004. This decrease is expected to be partially offset by higher production from the Cuiabá and Córrego do Sítio mines. Total cash cost is forecast at $150 per ounce. Capital expenditure is expected to increase to $72 million during 2004, which includes expenditure on the Cuiabá expansion (due to start in the second half of 2004) and the Lamego and Córrego do Sítio sulphide projects.

- **Serra Grande (attributable 50 percent)**

Description: AngloGold owns a 50 percent interest in, and manages, the Serra Grande joint venture. Kinross Gold Corporation owns the other 50 percent. Under the terms of the Serra Grande joint venture agreement, AngloGold has the right to appoint some of the management of the Serra Grande joint venture and has the right to a maximum of 50 percent of the earnings accrued and dividends paid by Serra Grande. Serra Grande controls, or has an interest in approximately 15,300 hectares in and around the Crixás mining district in the north-western areas of the Goiás State, located in the central part of Brazil. The property includes two operating mines.

Geology: The Serra Grande operations are located 5 kilometers from the Crixás city (Goiás State). They constitute two currently operating mines, Mina III and Mina Nova. The deposits occur in the Rio Vermelho and Ribeirão das Antes Formations of the Archaean Pilar de Goia's Group which together account for a large proportion of the Crixás Greenstone Belt in central Brazil. The stratigraphy of the belt is dominated by basics and ultrabasics in the lower sequences with volcano-sedimentary units forming the upper successions. The gold deposits are hosted by a sequence of schists, volcanics and carbonates occuring in a typical greenstone belt structural setting. The host rocks are of the Pilar de Goiás Group of the Upper Archaean. Gold mineralization is associated with massive sulphides and vein quartz material associated with graphitic and sericitic schists and dolomites. The oreshoots plunge to the north-west with dips between 6 degrees and 35 degrees. The stratigraphy is overturned and thrust towards the east.

The greenstone belt lithologies are surrounded by Archaean tonalitic gneiss and granodiorite. The metamorphosed sediments are primarily composed of quartz, chlorite, sericite, graphitic and garnetiferous schists. The carbonates have been metamorphosed to ferroan dolomite marble with development of siderite and ankerite veining in the surrounding wallrock, usually associated with quartz veining. The basalts are relatively unaltered but do show pronounced stretching with elongation of pillow structures evident. The ultrabasics form the western edge of the belt and the basic volcanics and sediments form the core of the unit. The northern edge of the belt is in contact with a series of laminated quartzites and quartz sericite schists of the Lower Proterozoic Araxa Group and a narrow band of graphitic schists and intermediate to ultrabasic volcanics. This latter group is known as the Allocthon Mina Dos Ingleses (AMDI) and is host to a series of garimperos workings north of the town of Crixás where they are mining the talc schists. The general stratigraphy of this unit is similar to that seen in the main greenstone belt although at a smaller scale. However, the mineralization in the northern area exhibits a higher level of base metal mineralization with sphalerite and galena present.

Operating and production data for Serra Grande

	2001	**2002**	**2003**
Pay limit (oz/t)	0.15	0.13	0.12
Pay limit (g/t)	5.04	4.55	4.15
Recovered grade (oz/t)	0.236	0.229	0.230
Recovered grade (g/t)	8.08	7.84	7.88
Gold production (000 oz) 100 %	192	187	190
Gold production (000 oz) 50 %	96	94	95
Total cash costs ($/oz) (1)	107	100	109
Total production costs ($/oz) (1)	198	191	200
Capital expenditure ($ million) 100 %	5.7	5.9	6.6
Capital expenditure ($ million) 50 %	2.9	3.0	3.3
Employees (2)	515	511	519
Outside contractors (2)	137	119	123

(1) *Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".*
(2) *Average for the year.*

Operating review

At **Serra Grande**, attributable production during 2003 rose by 1 percent to 95,000 ounces compared with 94,000 ounces in 2002. This increase is a result of both higher grade and volumes treated. Total cash cost increased 9 percent to $109 per ounce mainly due to the appreciation of the Real, higher inflation, the annual wage agreement reached with the union in November of 2003 and increased services and materials costs. Capital expenditure was maintained at $3 million.

Attributable production during 2002 decreased by 3 percent to 94,000 ounces from 96,000 ounces in 2001 as a result of a 3 percent fall in grade owing to depletion of the sulphide orebodies. Total cash costs decreased by 7 per cent to $100 per ounce in 2002 from $107 per ounce in 2001 which was mainly due to the devaluation of the Real.

Growth prospects

Exploration work continues at Serra Grande, with the aim of increasing reserves. During 2003, ground geophysical surveys were conducted to follow-up anomalies defined in the 2002 aerial geophysical survey, and a number of key targets were drill-tested. No significant mineralization has been located to date and drill testing is continuing.

Outlook

AngloGold expects production at Serra Grande to decrease by 7 percent to 88,000 ounces in 2004 owing to lower grades and an expected decrease in throughput. A total cash cost of $131 per ounce is forecast. Capital expenditure attributable to AngloGold is expected to be maintained at $3 million during 2004.

Australian operations

Acquired at the end of 1999, the Australian operations (formerly Acacia Resources Ltd) comprise two operations: Sunrise Dam Gold Mine in Western Australia, (AngloGold's interest is 100 percent), and Union Reefs Gold Mine in the Northern Territory, (AngloGold's interest is 100 percent), which completed processing ore in 2003 and at year end was subject to sale. The Tanami mine (AngloGold's interest is 40 percent), was leased for third party ore processing, while the Boddington Gold Mine (AngloGold's interest is 33.33 percent), is currently on care and maintenance, pending a decision to proceed with the Boddington expansion project.


N
Darwin
Pine Creek
Union Reefs
NORTHERN TERRITORY
Tanami
WESTERN AUSTRALIA
Pilbara
Alice Springs
QUEENSLAND
SOUTH AUSTRALIA
Brisbane
Laverton
Sunrise Dam
Kalgoorlie
NEW SOUTH WALES
Perth
Boddington
(care and maintenance)
Sydney
Canberra
Adelaide
VICTORIA
Melbourne
0
500 km
TASMANIA

Diagram 6: Australian operations

Operating performance of the Australia region

Production in the Australia region decreased by 14 percent to 432,000 ounces, while total cash costs rose to $243 per ounce and capital expenditure decreased by 32 percent to $21 million.

- **Sunrise Dam (attributable 100 percent)**

Description: Sunrise Dam gold mine lies some 220 kilometers north-northeast of Kalgoorlie and 55 kilometers south of Laverton in Western Australia. Gold production began in March 1997 at the Cleo deposit. Ore is mined by open-pit methods using contract mining and treated in a conventional gravity and leach process plant. In December 2002 AngloGold acquired the adjacent Sunrise mining lease from Placer Dome. The lease covers the completed Sunrise open-pit and its purchase has enabled full optimization of the Cleo MegaPit, and the opportunity for early underground access from the base of the Sunrise pit.

Geology: Following the purchase of the Sunrise lease, AngloGold now has control of the entire mineralized system at Sunrise Dam. In addition to the Cleo/Sunrise resource, the Golden Delicious resource has been identified seven kilometers north-east of Cleo. Gold ore at Sunrise Dam is structurally and lithologically controlled within gently dipping high strain shear zones (eg Sunrise Shear) and steeply dipping brittle-ductile low strain shear zones (eg Western Shear). Host rocks include andesitic volcanic rocks, volcanogenic sediments and magnetic shales.

Operating and production data for Sunrise Dam

	2001	**2002**	**2003**
Pay limit (oz/t)	0.06	0.08	0.07
Pay limit (g/t)	2.15	2.37	2.26
Recovered grade (oz/t)	0.111	0.102	0.091
Recovered grade (g/t)	3.81	3.49	3.12
Gold production (000 oz)	295	382	358
Total cash costs ($/oz) (1)	153	177	228
Total production costs ($/oz) (1)	210	230	299
Capital expenditure ($ million)	37.9	25.7	19.6
Employees (2)	115	112	94
Outside contractors (2)	360	253	222

(1) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

(2) Average for the year.

Operating review

During 2003, gold production at **Sunrise Dam** decreased by 6 percent from 382,000 ounces in 2002 to 358,000 ounces as a result of mining progressing through lower grade areas of the orebody. Total cash costs increased by 29 percent to $228 per ounce in 2003 compared with $177 per ounce in 2002. In Australian dollar terms, total cash costs increased by 8 percent during the same period commensurate with the lower gold production. Capital expenditure for the year amounted to $20 million, down from $26 million in 2002. In the second half of 2003, the underground mine was commissioned as part of a 3-year feasibility study into the viability of a large underground operation. First ore from underground is expected in mid-2004.

During 2002, gold production at Sunrise Dam increased by 30 percent from 295,000 ounces in 2001 to 382,000 ounces, as plant throughput rose by 41 percent to an annual rate of 3.4 million tonnes per annum following the capital expansions undertaken in 2001. Total cash costs increased by 15 percent from $153 per ounce in 2001 to $177 per ounce in 2002. In Australian dollar terms, total cash costs increased by 9 percent during the same period. After completion of a major cutback at the end of 2001, mining in the new Mega Pit reached full capacity in the first half of 2002.

Growth prospects

Following a scoping study that was completed in the first half of 2003, underground development commenced in the fourth quarter. The three-year underground project, involving the development of two declines and 125,000 meter of drilling from surface and underground, will enable the underground potential of the Sunrise Dam orebody to be fully explored. Declines are being developed in the vicinity of defined underground reserves, which will be mined through the course of the project. Deep drilling to date has indicated that the sub-vertical, high-grade zones that have been a feature of open-cut mining at Sunrise Dam continue at depth. It is expected that the project will add significantly to underground reserves and a decision on whether to proceed to full-scale underground mining will be made in early 2007.

Outlook

With the first ore being produced from underground reserves during the second quarter, AngloGold expects gold production at Sunrise Dam to increase to approximately 405,000 ounces in 2004 at an expected total cash cost of $237 per ounce. Capital expenditure was $20 million in 2003 and should be in the order of $29 million in 2004, the majority of which will be on the Sunrise Dam underground feasibility study.

- **Boddington (attributable 33.33 percent)**

Description: Boddington gold mine, which closed at the end of 2001, was an open-pit operation approximately 100 kilometers south east of Perth. Formerly operated by Worsley Alumina, since September 2002 it has been operated by the Boddington Gold Mine Management Company under the direction of the Boddington joint venture partners, namely AngloGold (33.33 percent), Newmont Boddington (44.44 percent) and Newcrest Operations (22.22 percent).

Geology: Boddington is located in the Archaean Saddleback greenstone belt in south-west Western Australia. The main zone of gold mineralization occurs reasonably continuously over a strike length of over five kilometers and a width of about one kilometer. The oxide gold mineralization forms a semi-continuous blanket within the upper iron-rich laterite, with more erratic gold distribution in the lower zones.

The basement rocks below the oxide zone host gold mineralization with a variety of geological styles, predominantly in andesitic volcanics and diorite dikes.

Operating and production data for Boddington

	2001	**2002**	**2003**
Pay limit (oz/t)	0.02	–	–
Pay limit (g/t)	0.63	–	–
Recovered grade (oz/t)	0.027	–	–
Recovered grade (g/t)	0.92	–	–
Gold production (000 oz) 100 %	234	6	–
Gold production (000 oz) 33.33 %	78	2	–
Total cash costs ($/oz) (1)	190	–	–
Total production costs ($/oz) (1)	231	–	–
Capital expenditure ($ million) 100 %	1.8	–	3.6
Capital expenditure ($ million) 33.33 %	0.6	–	1.2
Employees (2)	16	12	10
Outside contractors (2)	10	29	–

(1) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

(2) Average for the year.

Operating review

In 2003, the plant was on care and maintenance pending commencement of the Boddington expansion project. A complete review and update to the feasibility study for the Boddington expansion, or Wandoo project, was commissioned by the joint venture partners. During 2003, site activities included minor rehabilitation, plant preservation, exploration and assistance with testwork for the feasibility study update.

During 2002, the mine produced 2,000 attributable ounces of gold from clean-up of the plant. The plant was then placed on care and maintenance pending commencement of the Boddington expansion project from a production of 78,000 attributable ounces of gold at a total cash cost of $190 per ounce in 2001.

Growth prospects

A decision to proceed with the Boddington Expansion Project is expected by the second half of 2005. AngloGold owns 33.33 percent of the Boddington Gold Mine, along with Newmont Boddington (44.44 percent) and Newcrest Operations (22.22 percent). A feasibility study completed in 2000 was based on an operation with a throughput of 25 million tonnes per annum, producing an average of 600,000 ounces of gold and 22,500 tonnes of copper per annum over a life of mine of 15 years, at an estimated attributable capital cost of $192 million. Further work has been undertaken by the respective joint venture partners during 2003 to further test the feasibility study, evaluate the project risk and identify opportunities for enhancing returns. This work is likely to continue into the second quarter of 2004 after which a full update of the feasibility study is anticipated. Environmental approvals associated with the expansion were received in June 2002 and will remain valid for a period of five years.

- **Union Reefs (attributable 100 percent)**

Description: Union Reefs open-pit gold operations lie some 160 kilometers south-east of Darwin between the townships of Pine Creek and Adelaide River in the Northern Territory.

Geology: The project areas lie in the central portion of the Pine Creek geosyncline, an Early Proterozoic sequence of deformed sediments which were intruded by a series of granitoids. Gold mineralization at Union Reefs lies within the Pine Creek Shear Zone and is indicated by numerous historic gold workings centered on two north-west trending lines of mineralization which extend over a strike length of 4.5 kilometers. Economic mineralization has been outlined over a strike length of 2.5 kilometers between Crosscourse and Union North and is typically subvertical and associated with quartz-sulphide veining.

Operating and production data for Union Reefs

	2001	**2002**	**2003**
Pay limit (oz/t)	0.03	0.03	0.05
Pay limit (g/t)	1.11	1.05	1.61
Recovered grade (oz/t)	0.040	0.040	0.033
Recovered grade (g/t)	1.36	1.36	1.12
Gold production (000 oz)	114	118	74
Total cash costs ($/oz) (1)	230	224	272
Total production costs ($/oz) (1)	386	364	365
Capital expenditure ($ million)	0.3	0.1	–
Employees (2)	70	62	50
Outside contractors (2)	170	125	72

(1) *Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".*
(2) *Average for the year.*

Operating review and prospects

Mining continued in its final stages for the first half of 2003, with small, dispersed resources being mined and processed, along with low-grade stockpiles. Mining ceased in the third quarter and the milling operations shut down in October 2003. In 2003, gold production at Union Reefs decreased by 37 percent to 74,000 ounces from 118,000 ounces in 2002, as the mine completed its mining and processing operations. Total cash costs increased by 21 percent to $272 per ounce as a result of production of lower grade material and an increase in the Australian dollar to US dollar exchange rate. In Australian dollar terms, total cash costs increased by 5 percent during the same period. The mine is now in care and maintenance mode, pending the sale of the operation in the first half of 2004 following an announcement by AngloGold in November 2003, that it had reached a conditional agreement with Greater Pacific Gold Limited to sell the Union Reefs mine, associated assets and tenements for a consideraton of A$6 million.

In 2002, gold production at Union Reefs increased by 4 percent to 118,000 ounces from 114,000 ounces in 2001, despite disruptions to mining in the main Crossourse pit during the wet season at the beginning of 2002, and an increased focus on mining smaller, satellite resources. Furthermore, total cash costs fell by 3 percent to $224 per ounce as a result of the higher production and tight cost control. In Australian dollars, total cash costs decreased by 3 percent during the same period.

- **Tanami (attributable 40 percent)**

Description: The Tanami open-pit gold operations are located in the Tanami desert, 650 kilometers north-west of Alice Springs in the Northern Territory.

Geology: The majority of known gold mineralization in the district is hosted by the Mount Charles Beds which consist of Early Proterozoic sediments and volcanic rocks which are metamorphosed, and generally steeply dipping, complexly folded and magnetic. A complex and variable regolith is well developed to depths of up to 70 meters. The exploration tenements are extensively covered by sand, clay, silicrete and calcrete. The dominant mineralization control is structural although there is some stratigraphic control, with basaltic units the preferred host.

Operating and production data for Tanami operations

	2001	2002 (1)	2003 (1)
Pay limit (oz/t)	0.05	–	–
Pay limit (g/t)	1.8	–	–
Recovered grade (oz/t)	0.053	–	–
Recovered grade (g/t)	1.81	–	–
Gold production (000 oz) 100 %	32	–	–
Gold production (000 oz) 40 %	22	–	–
Total cash costs ($/oz) (2)	278	–	–
Total production costs ($/oz) (2)	545	–	–
Capital expenditure ($ million) 100 %	1.0	–	–
Capital expenditure ($ million) 40 %	0.4	–	–
Employees (3)	–	–	–
Outside contractors (3)	–	–	–

(1) *There was no production attributable to AngloGold in 2002 or 2003.*
(2) *Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".*
(3) *Average for the year.*

Operating review

During 2002 and 2003, there was no production from the mine attributable to AngloGold. The process plant is leased to Newmont Mining Corporation to treat ore from its Groundrush deposit, some 65 kilometers from the Tanami plant.

Operations ceased during the third quarter of 2001 when the remaining stockpiles were exhausted. The ore was processed at the Tanami processing plant, about 23 kilometers north of the open pits. The operation produced 21,500 attributable ounces in 2001, with total cash costs of $278 per ounce. By year end, the process plant had been leased to Newmont North Flinders (NFM) to treat ore from the Groundrush deposit.

Rights to mine and title to properties

AngloGold's rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located.

South Africa

Currently, South African property law provides for the ownership of mineral rights by private individuals, including companies. It is possible for one person to own the surface of a property and for another to own the mineral rights. Mineral rights can be divided into the different minerals, each capable of separate ownership so that, for example, one person can own the coal rights, another the precious metals rights and a third the diamond rights. An owner of mineral rights can lease them, mortgage them or dispose of them at will. The government is also an owner of mineral rights and is treated in the same manner as a private individual. Currently, AngloGold owns the surface rights of areas deemed to be critical to its operations in South Africa as well as the mineral rights to all of its mining areas and possesses all required mining authorizations to conduct its operations.

Rights to mine in South Africa are derived from mining authorizations granted by the State over mineral rights in the name of the holder of those rights pursuant to the Minerals Act No. 50 of 1991. To obtain a mining authorization, the miner must first show that it has the capacity to mine, and the ability to rehabilitate the environment and comply with safety and other requirements. An environmental rehabilitation plan must be filed and approved by various government departments covering the restoration of the surface areas of the mine, the prevention of water and dust pollution and the removal of structures not required for other purposes. Previously, mining rights were held under leases issued by the State under the terms of which a mining lease payment was made to the State as an effective resource tax. Lease payments are now made only where the State owns the mineral rights. All South African operations have indefinite mining licenses under the current legislation (for a more detailed discussion see below as well as note 27 to the consolidated financial statements, "Minerals and Petroleum Resources Development Act").

AngloGold has submitted all required environmental rehabilitation plans relating to its operations to the South African authorities. All these plans have been approved.

Mineral and Petroleum Resources Development Act

In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources Development Act ("MPRDA"), which was passed by the parliament of South Africa in June 2002. It will take effect on a date to be proclaimed by the President, which is expected to be during 2004. Until then the existing regulatory regime for mineral rights will remain in place whereby the holder of mineral rights is entitled to mine on obtaining a mining authorization. AngloGold owns substantially all the mineral rights for which it holds mining authorizations.

The MPRDA vests custodianship of South Africa's mineral rights in the State, which will issue prospecting rights or mining rights to applicants in the future. The existing common law prospecting, mining and mineral rights will cease to exist, but transitional arrangements are provided in order to give holders of existing rights the opportunity to convert their current rights into new rights.

Where AngloGold holds mineral rights and mining authorizations and is conducting mining operations on the date on which the MPRDA comes into effect, it will be able, within five years from the date of effectiveness of the MPRDA, to submit the old rights and authorizations for conversion to new mining rights. AngloGold will need to submit a mining work program and thereby substantiate the area and period of the new rights and also to comply with the requirements of the Charter as described below. A similar procedure applies where it holds prospecting rights and a prospecting permit and is conducting prospecting operations, but AngloGold must apply for conversion to new prospecting rights within two years from the date of effectiveness of the MPRDA for which purpose a prospecting work program must be submitted. Where it holds unused rights, however, AngloGold will have one year to apply for new prospecting rights or mining rights, the requirements in regard to which are more stringent than for conversion, requiring, for example, non-concentration of resources, fair competition, non-exclusionary effects and proof of financial and technical ability.

Even where new rights are obtained under the MPRDA, these rights will not be equivalent to the existing rights. The area covered by the new rights may be reduced by the State if it finds that the prospecting or mining work program submitted by an applicant does not substantiate the need to retain the area covered by the old rights. The duration of the new rights will no longer be perpetual but rather, in the case of new mining rights, for a maximum of 30 years with renewals of up to 30 years each and, in the case of prospecting rights, up to five years with one renewal of up to three years. The MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition, and non-exclusion of others. In addition, the new rights will only be transferable subject to the approval of the Minister of Minerals and Energy. Mining or prospecting must commence within one year or 120 days, respectively, of the mining right or prospecting right becoming effective, and must be conducted continuously and actively thereafter.

The new rights can be suspended or cancelled by the Minister of Minerals and Energy on breach or, in the case of a mining right, on non-optimal mining in accordance with the mining work program.

The new rights will be subject to a State royalty calculated on gross revenue as proposed in the draft Mineral and Petroleum Royalty Bill, 2003, which was released in March 2003 for comment and which proposes a royalty payment of three percent of gross revenue per annum, payable quarterly, in the case of gold. As proposed, royalty payments will commence upon the conversion and granting of a new mining right. AngloGold and other members of the South African mining community have submitted comments on the draft bill to the relevant authorities. These comments included recommendations for a profit based, rather than a revenue based, royalty and in order not to delay the conversion of mineral rights from old to new order mining rights, that the proposed royalty should only become payable from a fixed date being five years after the MPRDA takes effect, which date is the final date for the conversion of old order to new order mining rights under the MPRDA. In addition, a reduction in the royalty rate from that proposed in the draft Mineral and Petroleum Royalty Bill has been proposed. On February 18, 2004, in the Budget Speech for the 2004 fiscal year, the South African Minister of Finance proposed several refinements to the draft Mineral and Petroleum Royalty Bill. These include a delay in the introduction of the royalty to five years after the introduction of the MPRDA and confirmation of the South African Government's preference for a revenue based royalty. It was further indicated that the royalty regime would take cognisance of the mining sector's diverse production and profitability dynamics with differential rates to apply to marginal mining operations. The introduction of the proposed royalty will have an adverse impact upon AngloGold's profitability, as currently no royalty is payable.

The MPRDA calls for a Charter to be developed by the Minister of Minerals and Energy within six months of commencement of the Act, the content of which has largely been agreed with mining industry representatives (including AngloGold), and with representatives of other stakeholders. The Charter's stated objectives include the:

- expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;
- expansion of the skills base of such persons;
- promotion of employment and advancement of the social and economic welfare of mining communities; and
- promotion of beneficiation, or the crushing and separation of ore into valuable substances or waste within South Africa.

The Charter requires that each mining company achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years**,** and 26 percent ownership within ten years. It contemplates that this will be achieved by, among other things, disposals of assets by mining companies to historically disadvantaged persons on a willing seller – willing buyer basis at fair market value. In addition, the Charter requires mining companies to formulate plans for achieving employment equity at management level with a view to achieving 40 percent participation by historically disadvantaged persons in management and 10 percent participation by women in the mining industry, each within five years. When considering applications for the conversion of existing rights, the State will take a "scorecard" approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Charter. The draft scorecard was published by the South African Government in February 2003.

AngloGold fully supports the principle that the mining industry and the wider South African economy have to find ways of dealing with the legacy of the country's history in a manner that promotes economic development and growth. AngloGold has made progress in adjusting the ownership structure of its South African mining assets and the composition of its management consistent with the Charter's spirit. It believes that it is well placed to meet the Charter's targets in accordance with the scorecard.

AngloGold has completed a number of asset sales to companies owned by historically disadvantaged persons in the past four years, which meet the requirements of the Charter and the scorecard. According to AngloGold's estimates based on operating data for the twelve months ended September 30, 2003, these transactions have transferred 22.4 percent of its attributable units of production in South Africa to historically disadvantaged persons. However, AngloGold would expect the State to conduct its own assessment of these transfers when AngloGold submits its conversions or applications for acquisition of new rights to replace its existing rights. In addition, it is continuing to evaluate alternative ways in which to achieve the objectives of the Charter through, for example, forms of broad-based equity ownership by historically disadvantaged entities, groups or individuals, including employee share ownership and empowerment unit trusts.

AngloGold believes that it has made significant progress towards meeting the requirements of the Charter and the scorecard in human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation. It will also reflect these results when it lodges its conversions or applications for acquisition of new rights to replace its existing rights. Its performance under the criteria set by the Charter and the scorecard will be assessed by the State upon the occurrence of such lodgements or applications. Details of the State's methodology for calculating performance in regard to beneficiation have, however, not yet been made public. Failure on the part of AngloGold to comply with the requirements of the Charter and the scorecard could subject it to negative consequences.

AngloGold may also incur expenses in giving additional effect to the Charter and the scorecard, including costs which it may incur in facilitating the financing of initiatives towards ownership by historically disadvantaged persons as part of the industry-wide commitment to assist such persons in securing ZAR100 billion of financing during the first five years of the Charter's life. There is furthermore no guarantee that any steps AngloGold might take to comply with the Charter would ensure that it could successfully acquire new mining rights in place of its existing rights. In addition, the terms of such new rights may not be as favorable to AngloGold as the terms applicable to its existing rights. Based on present indications, however, AngloGold believes that it should be able to successfully acquire new rights on reasonable terms.

The MPRDA also imposes on mining companies additional responsibilities relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. AngloGold has a policy of evaluating, minimizing and addressing the environmental consequences of its activities and, consistent with this policy and the MPRDA, has undertaken a review of the environmental costs and liabilities associated with its South African operations in light of the new, as well as the existing, environmental requirements. While this examination could result in an increase in its compliance costs and accruals for environmental remediation, it is not certain at this stage whether these costs or liabilities will have a material adverse effect on its financial condition or results of operations.

See “Item 3D.: Risk Factors – Changes to mineral rights ownership regimes in South Africa, where a significant portion of AngloGold’s mineral reserves and deposits are located could have a material impact on AngloGold’s financial position”.

Mali

Mineral rights in Mali are governed by the Mining Act and Regulations promulgated in 1991. Exploration is carried out under permits granted by Ministerial Decree following application to the National Director of Geology and Mines from the Ministry of Mines, Energy and Water conveying exclusive title to conduct exploration. The permit is valid for a three-year period and renewable twice. The company applying (in a randomly selected area) for such a permit must provide proof of technical and financial capabilities.

An exploitation permit is required in order to mine a deposit located within the exploration area. This permit grants exclusive title to mine for a maximum period of 30 years (inclusive of renewals) and is granted by the head of State following application to the national director of mines.

Both permits referred to above include a Mining Convention (convention d’établissement) covering exploration, mining, treatment and marketing in a comprehensive document. This outlines the general conditions with regard to exploration (work program, fiscal and customs regime) and exploitation (formation of a local limited liability company and mining company, State shareholdings, the fiscal and customs regime during construction and exploitation phases, exchange controls, marketing of the product, accounting regime, training programs for local labor, protection of the environment, reclamation, safety, hygiene, and settlement of disputes).

Application for an exploration permit is submitted to the national director of mines based on various documents, including applicant identification, locations, receipts for payment of fixed rights and surface fees and articles of association, together with a draft mining convention. An inter-ministerial committee examines the applications and one company is retained to do the exploration. This company then negotiates a draft of the Mining Convention and the minister of mines grants the exploration permit by an in-house decree published in the Malian Gazette.

Once an economically viable deposit has been identified, an application for an exploitation permit is submitted to the national director of mines. This application must be made prior to the expiry of the exploration permit. The application document also contains a map and coordinates, a receipt for payment of fixed rights and surface fees and a summary of technical and financial capabilities. The exploitation title is granted following a thorough investigation. AngloGold has complied with all applicable requirements and the relevant permits have been issued.

Morila, Sadiola and Yatela have 30-year permits which expire in 2029, 2024 and 2030, respectively.

Namibia

Mineral rights in Namibia vest in the State. In order to prospect or mine, the Ministry of Minerals and Energy initially grants a prospecting license and on presentation of a feasibility study, a mining license is then granted taking into account the abilities of the company, including mining, financial and technical capabilities, rehabilitation programs and payment of royalties. The relevant license has been granted to AngloGold in respect of its mining and prospecting activities in Namibia. The current 15-year license which was to expire in 2003 has been renewed and extended for another 15 years to 2018.

Tanzania

Mineral rights in the United Republic of Tanzania are governed by the Mining Act of 1998 (the "Act") and property in and control over minerals are vested in the State of Tanzania. Prospecting for the mining of minerals, except petroleum, may only be conducted under authority of a mineral right granted by the Minister of Mines and Energy under the Act. The three types of mineral rights most often encountered, which are also those applicable to AngloGold, are:

- prospecting licenses;
- retention licenses; and
- mining licenses.

A prospecting license grants the holder thereof the exclusive right to prospect in the area covered by the license for minerals to which the license applies for a period of three years. Thereafter, the license is renewable for two further periods of two years each. A company applying for a prospecting license must, inter alia, state the financial and technical resources available to it. On each renewal of a prospecting license, 50 percent of the area covered by the license must be relinquished. Mining is carried out through either a mining license or a special mining license, both of which confer on the holder thereof the exclusive right to conduct mining operations in or on the area covered by the license. A mining license is granted for a period of ten years and is renewable for a further period of ten years. A special mining license is granted for a period of 25 years and is renewable for a further period of 25 years. If the holder of a prospecting license has identified a mineral deposit within the prospecting area which is potentially of commercial significance, but it cannot be developed immediately by reason of technical constraints, adverse market conditions or other economic factors of a temporary character, it can apply for a retention license which will entitle the holder thereof to apply for a special mining license when it sees fit to proceed with mining operations. A retention license is valid for a period of five years and is thereafter renewable for a single period of five years. A mineral right may be freely assigned by the holder thereof to another person, except for a mining license, which must have the approval of the Ministry to be assigned. However, this approval requirement for the assignment of a mining license will not apply if the mining license is assigned to an affiliate company of the holder or to a financial institution or bank as security for any loan or guarantee in respect of mining operations. A holder of a mineral right may enter into a development agreement with the Ministry to guarantee the fiscal stability of a long-term mining project and make special provision for the payment of royalties, taxes, fees and other fiscal imposts. AngloGold has complied with all applicable requirements and the relevant licenses have been issued for 25 years and expire in 2024.

United States of America

Mineral rights, as well as surface rights, in the United States of America are owned by private parties, State governments and the federal government. Most lands prospective for precious metals exploration, development and mining are owned by the federal government and are obtained through a system of self-initiated mining claim location pursuant to the Federal Mining Law of 1872, as amended. Individual states typically follow a lease system for state-owned minerals. Private parties have the right to sell, lease or enter into other agreements, such as joint ventures, with respect to minerals that they own or control. All mining activities, regardless of whether they are situated on privately- or publicly-owned lands, are regulated by a myriad of federal, state and local laws, regulations, rules and ordinances, which address matters including environmental protection, mitigation and reclamation. Authorizations and permits setting forth the activities and restrictions pertaining thereto are issued by the responsible governmental agencies at all phases of mining activities.

The Jerritt Canyon joint venture property control consists of owned or leased unpatented mining claims covering 58,000 acres of public lands, and owned or leased property covering 21,000 acres of private lands. Ownership of unpatented mining claims for public lands and ownership of private lands provide the joint venture with the right to mine for an indefinite tenure. Leases of public or private property rights to the joint venture also convey full mining rights and have terms, which are indefinitely extended so long as operations continue. All life of mine reserves are within these property controls. The mining and reclamation permits issued by the State of Nevada and the US Forest Service are life of mine permits. As announced on February 27, 2003, AngloGold entered into a purchase and sale agreement with Queenstake Resources USA Inc. (Queenstake) for its interest in the Jerritt Canyon Joint Venture. The agreement includes inter alia that Queenstake accept full closure and reclamation and other liabilities. This transaction was concluded with effect from June 30, 2003.

The Cripple Creek & Victor Gold Mining Company joint venture is almost entirely comprised of company owned patented mining claims for public lands, with a small percentage of private and State lands being leased and the balance owned. The total area of control is approximately 7,100 acres. Patented claims vest ownership in the holder, including the right to mine for an indefinite tenure. All life of mine reserves are within these property controls. The mining and reclamation permits issued by the State of Colorado are life of mine permits.

South America

In Brazil, Mine Manifests (mining titles granted in 1936) and Mining Decrees (mining titles presently granted via a decree signed by the Minister of Mines and Energy) are valid for an undetermined period – until depletion of reserves – provided that the mining title holder complies with present Brazilian mining legislation, as well as with those requirements set out by the DNPM who acts as inspecting entity for mining activities. The difference between a Mine Manifest and a Mining Decree consists in the legal nature of these two mining titles, since it is much more difficult and complicated for the Public Administration to extinct a Mine Manifest than a Mining Decree, although, in practice, it is possible to cancel or become extinct if the abandonment of the mining practices is formally proven. All of AngloGold's operations in Brazil have indefinite mining licenses.

According to Argentinean Mining Legislation, mines are private property of the Nation or a Province depending where they are located. Individuals are empowered to search, operate and dispose of mines as owners by means of a legal license granted by competent authority under the provisions of the Mining Code. The usual ways used in Argentina to transfer rights over mining licenses are: to sell the license; to lease it; or to assign the rights under such a license by a beneficial interest or Usufruct Agreement. The current license expires in 2036.

Australia

In Australia, with few exceptions, all onshore mineral rights are reserved to the government of the relevant State or Territory. Exploration for, and mining of, minerals is regulated by the general mining legislation of each respective State or Territory and controlled by the relevant State or Territory mining ministry. Where native title has not been extinguished, native title legislation may apply to the grant of tenure and some subsequent administrative processes. Federal and State Aboriginal heritage legislation also operate to protect special sites and areas from disturbance, to date there has not been any adverse impact on any of AngloGold's operating properties.

AngloGold's operating properties are located in the State of Western Australia and the Northern Territory. The most common forms of tenure are exploration and prospecting licenses, mining leases and general purpose leases. In most Australian states, if the holder of an exploration license establishes indications of an economic mineral deposit and complies with the conditions of the grant, the holder of the exploration license has a priority right against all others to apply for a mining lease which gives the holder exclusive mining rights with respect to minerals on the property. It is possible for one person to own the surface of the property and for another to own the mineral rights. Typically the maximum initial term of a mining lease is 21 years, and the holder has the right to renew the lease for a further period of 21 years. Subsequent renewals are subject to the discretion of the respective State or Territory's minister responsible for mining rights. Mining leases can only be assigned with the consent of the relevant minister. Government royalties are payable as specified in the relevant legislation in each State or Territory. A general purpose lease may also be granted for one or more of a number of permitted purposes. These purposes include erecting, placing and operating machinery and plant in connection with mining operations, depositing or treating minerals or tailings and using the land for any other specified purpose directly connected with mining operations.

AngloGold owns the mineral rights and has 21-year term mining leases with rights of renewal to all of its mining areas in Australia, including its proportionate share of joint venture operations, and both it and its joint venture partners are fully authorized to conduct operations in accordance with relevant laws and regulations. The mining leases cover the current life of mines at AngloGold's operations in Australia.

Ore Reserves

The tables below set out the group's Proven and Probable Ore Reserves as of December 31, 2002 and 2003, in both imperial and metric units.

Ore reserve estimates in this annual report on Form 20-F are reported in accordance with the requirements of the SEC's Industry Guide 7. Accordingly, as of the date of reporting, all reserves are planned to be mined out under the life of mine plans within the period of AngloGold's existing rights to mine, or within the time period of assured renewal periods of AngloGold's rights to mine. In addition, as of the date of reporting, all reserves are covered by required permits and governmental approvals. See "Item 4B.: Business overview — Rights to mine and title to properties", "— Safety and Health", and "Item 4D.: Property, plants and equipment".

AngloGold has standard procedures for the estimation of Ore Reserves. These standard procedures are performed by technical personnel at the mining operations and reviewed by regional and corporate competent persons. In the case of its underground mines, the procedure is as follows: Firstly, gold content and tonnage are estimated for in-situ mineralized material at a mining operation. This mineralized material is not necessarily economically viable. Exclusions on the grounds of safety (for example, stability pillars, shaft pillars) are then defined. Grade and tonnage curves specific for each of the deposits, in conjunction with the cost structure, yield, Mine Call Factor and Ore Reserves of the operation and gold price estimates are used to determine an optimal mining mix. This process facilitates the determination of the average grade to be mined by each operation. This grade is then applied to the grade-tonnage curves, which in turn facilitates the determination of the cut-off grade and Ore Reserve tonnage for the operation. A full mine design is carried out on the blocks of mineralized material, excluding large mining areas that do not meet the cut-off grade criterion. This mining plan is reviewed to ensure that it satisfies the economic criterion and practical limitations of access and timing. If the review process is positive then the mineralized material (with dilution) included in the mining plan is declared and published as the Ore Reserve for that operation.

In the case of surface, open-pit mines the procedure is as follows: Revenue and costs are calculated for each mining block within a three-dimensional model of the orebody using assumed values for gold price, operating costs, metallurgical recoveries and slope angles. An optimisation process is then applied to determine all the blocks combined within the model that make a positive contribution under these assumptions. Within this process, a cut-off grade is applied which determines the ore blocks to be treated and included in the Ore Reserves. These blocks are scheduled with consideration being given to practical mining considerations and limitations. Scheduled ore blocks that are classified as Proven or Probable constitute the Ore Reserve.

For 2003, in respect of AngloGold's South African assets, Ore Reserves were determined assuming a gold price of $350 per ounce and an exchange rate of ZAR7.00 = $1. This compares with a gold price of $325 per ounce and an exchange rate of ZAR10.50 = $1 as at December 31, 2002.

In respect of assets in East and West Africa, Ore Reserves were determined assuming a gold price of $350 per ounce.

In respect of assets in South America, Ore Reserves were determined assuming a gold price of $350 per ounce, with the exceptions of Cerro Vanguardia, as well as certain parts of Morro Velho, namely Engenho D'Agua and Córrego do Sítio. The Ore Reserves for Cerro Vanguardia, Engenho D'Agua and Córrego do Sítio were determined at $325 per ounce.

Ore Reserves for Cripple Creek & Victor in North America were determined assuming a gold price of $325 per ounce.

Ore Reserves at AngloGold's Australian assets were determined assuming a gold price of $234 per ounce and at an exchange rate of A$1 = $0.55 for Boddington (based upon the gold price and exchange rate assumed for the 2000 feasibility study) and at $350 per ounce and an exchange rate of A$1 = $0.63 for Sunrise Dam.

Sensitivities, conducted using the three-year historical average gold price in local currencies, where applicable, indicate that there is no material difference to the ore reserves as stated below. These prices are ZAR90,000 per kilogram in South Africa, A$550 per ounce in Australia and $325 per ounce elsewhere.

The Ore Reserve estimates in this document include Ore Reserves below current infrastructure in the case of certain South African mines. However, these Ore Reserves have been determined based upon completed feasibility studies.

It should be noted that in Australia and South Africa, AngloGold is legally required to publicly report Ore Reserves and Mineral Resources according to the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code) and the South African Code for Reporting of Mineral Resources and Ore Reserves (SAMREC Code). The SEC's Industry Guide 7 does not recognize Mineral Resources. Accordingly, AngloGold does not report estimates of Mineral Resources in this annual report on Form 20-F.

As with the 2002 report, tonnage and grades are reflected on a delivered-to-mill basis. The gold content estimate will be affected by losses (and gains) in three main areas: differences arising out of statistical and sampling variation; dilution in the mining and transport processes and metallurgical recovery process losses. These factors operate independently of one another.

The Ore Reserves as at December 31, 2003 show a year-on-year decrease of some 9.2 million ounces from 72.3 million ounces as at December 31, 2002 to 63.1 million ounces as at December 31, 2003. The reduction in Ore Reserves is after depletion of 6.3 million ounces (being the amount of ore delivered to the relevant metallurgical plants at each mine during 2003 and the corresponding reduction in applicable Ore Reserves).

The principal changes in AngloGold's Ore Reserves as at December 31, 2003 compared with those published as at December 31, 2002, for reasons other than depletion, are as follows:

- an increase of 1 million ounces at Sunrise Dam mine due to new modelling techniques, additional drilling and new underground design;
- an increase of 0.9 million ounces at TauTona mine partially as a result of the purchase of an area of Gold Fields Limited's Driefontein Gold Mine;
- an increase of 0.6 million ounces of the Vaal River Surface Ore Reserves, due to the inclusion of the Mitzpah plant and the South Tailings facility;
- an increase of 0.3 million ounces at Tau Lekoa mine due to the assumption of a higher Mine Call Factor ("MCF"), as well as extensions of the Ore Reserve due to exploration in new mining areas;
- a decrease of 2.2 million ounces at the Savuka mine owing to updates to the geological model which resulted in lower gold values as well as due to changes in economic factors which has resulted in a considerable proportion of the Mineral Resource being considered no longer feasible to be mined economically;
- a decrease of 1.7 million ounces at Mponeng mine due to the exclusion of the Carbon Leader Reef ("CLR") below 120 Level project. The curtailment of this project resulted in a shorter life, which also reduced the Ore Reserves in the VCR below 120 Level project. The lower ZAR per kilogram gold price resulted in the CLR below 120 Level project no longer being feasible and it has now been excluded from the Ore Reserves as at December 31, 2003. The project is currently the subject of a revised feasibility study. A weakening ZAR relative to the US dollar will also result in these Ore Reserves being included and as a result of the revised feasibility study, possibly being further amended.
- a decrease of 0.7 million ounces due to the sale of the Amapari project in Brazil during May 2003;
- a decrease of 0.5 million ounces at the Great Noligwa mine due to the assumption of a lower MCF and due to updates to the geological model which resulted in lower gold values;
- a decrease of 1.4 million ounces at the Moab Khotsong mine due to updates to the geological model which resulted in lower gold values;
- a decrease of 0.3 million ounces due to the sale of AngloGold's interest in the Jerritt Canyon Joint Venture during 2003; and
- a decrease of 0.2 million ounces at Cerro Vanguardia mine due to changes in the pit designs resulting from higher waste mining costs.

AngloGold will continue to pursue a strategy of increasing value-adding reserves through expansion projects, brownfields and greenfields exploration and the acquisition of new assets.

AngloGold's ore reserve statements have been prepared by the competent persons who manage AngloGold's ore reserves. See "Item 6.: Directors, senior management and employees". Independent parties have not reviewed the majority of the ore reserves during the last three years.

Ore Reserves: Imperial

	At December 31, 2003						
	Proven Ore Reserves [1]			Probable Ore Reserves [1]			Metallurgical
	Tons (mill)	Grade (oz/ton)	Gold Content [1] (mill oz)	Tons (mill)	Grade (oz/ton)	Gold content [1] (mill oz)	Recovery Factor %
South African operations							
West Wits							
Mponeng [9]	3.1	0.255	0.8	25.1	0.263	6.6	98.2%
Savuka	0.4	0.198	0.1	1.2	0.197	0.3	97.7%
TauTona [9]	1.8	0.382	0.7	18.0	0.327	5.9	97.8%
Vaal River							
Great Noligwa	4.4	0.276	1.2	16.4	0.267	4.4	96.5%
Kopanang	3.7	0.202	0.8	21.8	0.210	4.6	96.9%
Moab Khotsong [4] [9]	–	0.455	–	17.2	0.438	7.5	97.7%
Tau Lekoa	8.2	0.147	1.2	22.7	0.116	2.6	96.4%
Surface							
Surface sources (including Ergo)	38.7	0.012	0.5	169.3	0.016	2.8	53.2-74.3% [7]
East and West African operations							
Geita (50%) [2]	15.7	0.096	1.5	23.3	0.122	2.8	47.1–95.3% [8]
Morila (40%) [2]	4.9	0.104	0.5	6.5	0.113	0.7	92%
Navachab	1.4	0.040	0.1	11.1	0.053	0.6	87-92% [8]
Sadiola (38%) [2]	2.8	0.056	0.2	8.5	0.103	0.9	82 - 95% [8]
Yatela (40%) [2]	1.0	0.033	–	3.7	0.112	0.4	75-85% [8]
South American operations							
Amapari [6]	–	–	–	–	–	–	–
Cerro Vanguardia (92.5%) [2]	7.4	0.214	1.6	0.6	0.296	0.2	95.8%
Morro Velho	2.5	0.229	0.6	5.7	0.205	1.2	92.8%
Serra Grande (50%) [2]	1.8	0.180	0.3	0.7	0.221	0.1	93.2 – 96.6% [8]
North American operations							
Cripple Creek & Victor	59.4	0.037	2.2	71.3	0.025	1.8	64%
Jerritt Canyon (70%) [2] [10]	–	–	–	–	–	–	–
Australian operations							
Boddington (33.33%) [2]	45.7	0.027	1.3	97.4	0.024	2.4	83-92% [8]
Sunrise Dam	6.0	0.121	0.7	18.6	0.126	2.3	80 - 85% [8]
Tanami (40%) [5]	–	–	–	–	–	–	–
Union Reefs [3] [11]	–	–	–	–	–	–	–
Total	**208.9**	**0.067**	**14.1**	**542.8**	**0.090**	**49.0**	

(1) Ore Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2) Ore Reserves attributable to AngloGold's percentage interest shown.
(3) Formerly reported as Pine Creek.
(4) Negligible Proven Ore Reserves as the mine is still in the development stage. Moab Extension has been excluded pending approval of a mining license.
(5) No Ore Reserves as the mine has been closed.
(6) No Ore Reserves as the project was sold in May 2003.
(7) Varies between Ergo (53 percent) and other surface sources (74 percent).
(8) Recovery factor varies according to ore type
(9) Probable Ore Reserves include reserves below infrastructure. See table below.
(10) No Ore Reserves as the mine was sold in June 2003.
(11) No Ore Reserves as the mine has been closed and is to be sold. Sale and purchase agreements are under negotiation.

The 2003 Probable Ore Reserves include reserves below infrastructure in the case of the following South African mines:

Mine	Tons (millions)	Grade (ounces/ton)	Gold (million ounces)
Mponeng	8.0	0.275	2.2
TauTona	4.9	0.306	1.5
Moab Khotsong	8.8	0.394	3.5
Total	21.7	0.328	7.2

The Ore Reserves in respect of the remaining AngloGold mines do not include any undeveloped Ore Reserves.

Ore Reserves: Imperial

	At December 31, 2002						
	Proven Ore Reserves [1]			Probable Ore Reserves [1]			Metallurgical Recovery Factor
	Tons (mill)	Grade (oz/ton)	Gold Content (mill oz)	Tons (mill)	Grade (oz/ton)	Gold Content (mill oz)	%
South African operations							
West Wits							
Mponeng [9]	5.2	0.234	1.2	34.1	0.244	8.3	97.4%
Savuka	0.9	0.219	0.2	13.1	0.191	2.5	97.5%
TauTona [9]	3.3	0.330	1.1	17.2	0.304	5.2	97.6%
Vaal River							
Great Noligwa	5.3	0.267	1.4	17.1	0.323	5.5	96.7%
Kopanang	4.4	0.229	1.0	21.2	0.235	5.0	96.2%
Moab Khotsong [4] [9]	–	–	–	22.8	0.392	9.0	96.0%
Tau Lekoa	7.4	0.127	0.9	26.1	0.113	3.0	95.5%
Surface							
Surface sources (including Ergo)	77.9	0.012	0.9	119.9	0.019	2.3	52-73% [7]
East and West African operations							
Geita (50%) [2]	17.0	0.107	1.8	21.8	0.133	2.9	81-95% [8]
Morila (40%) [2]	2.1	0.182	0.4	10.1	0.129	1.3	91%
Navachab	1.3	0.041	0.1	10.6	0.055	0.6	87-92% [8]
Sadiola (38%) [2]	2.6	0.053	0.1	10.7	0.094	1.0	76.95% [8]
Yatela (40%) [2]	0.7	0.043	–	4.4	0.110	0.5	75-85% [8]
South American operations							
Amapari [6]	3.6	0.063	0.2	7.2	0.062	0.4	90%
Cerro Vanguardia (46.25%) [2]	8.9	0.218	2.0	0.8	0.296	0.2	96%
Morro Velho	2.6	0.201	0.5	5.5	0.219	1.2	2%
Serra Grande (50%) [2]	1.5	0.218	0.3	0.6	0.234	0.1	92-96% [8]
North American operations							
Cripple Creek & Victor	63.3	0.037	2.3	75.3	0.026	2.0	64%
Jerritt Canyon (70%) [2]	0.5	0.375	0.2	1.3	0.184	0.2	88%
Australian operations							
Boddington (33.33%) [2]	45.7	0.027	1.3	97.4	0.024	2.4	83-92% [8]
Sunrise Dam	7.6	0.126	1.0	11.1	0.146	1. 6	82-95% [8]
Tanami (40%) [2] [5]	–	–	–	–	–	–	–
Union Reefs [3]	0.7	0.048	–	2.1	0.026	0.1	94%
Total	**262.7**	**0.065**	**17.0**	**530.4**	**0.104**	**55.3**	

(1) Ore Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2) Ore Reserves attributable to AngloGold's percentage interest shown.
(3) Formerly reported as Pine Creek. Operations in Brocks Creek ceased in 2000. Figures reflect only Union Reefs.
(4) No Proven Ore Reserves as the mine is still in the development stage.
(5) No Ore Reserves as the mine is planned to be closed down and thus is not in the life of mine plan.
(6) No Ore Reserves as the mine is still in the feasibility stage and thus is not in the life of mine plan.
(7) Varies between Ergo (52 percent) and other surface sources (72 percent).
(8) Recovery factor varies according to ore type.
(9) Probable Ore Reserves include Ore Reserves below infrastructre. See table below.

The 2002 Probable Ore Reserves include reserves below infrastructure in the case of the following South African mines:

Mine	Tons (millions)	Grade (ounces/ton)	Gold (million ounces)
Mponeng	17.264	0.256	4.423
TauTona	7.666	0.252	1.928
Moab Khotsong	12.083	0.380	4.589
Total	37.013	0.296	10.940

The reserves in respect of the remaining AngloGold mines do not include any undeveloped reserves.

Ore Reserves: Metric

	At December 31, 2003						
	Proven Ore Reserves [1]			Probable Ore Reserves [1]			Metallurgical Recovery Factor
	Tonnes (mill)	Grade (g/t)	Gold Content (tonnes)	Tonnes (mill)	Grade (g/t)	Gold Content (tonnes)	%
South African operations							
West Wits							
Mponeng [9]	2.8	8.74	24.5	22.8	9.01	205.3	98.2%
Savuka	0.4	6.79	2.7	1.1	6.76	7.8	97.7%
TauTona [9]	1.6	13.11	21.3	16.3	11.21	182.3	97.8%
Vaal River							
Great Noligwa	4.0	9.46	37.6	14.9	9.16	136.1	96.5%
Kopanang	3.4	6.94	23.8	19.8	7.19	142.3	96.9%
Moab Khotsong [4] [9]	–	15.59	0.4	15.6	15.03	234.5	97.7%
Tau Lekoa	7.4	5.05	37.2	20.6	3.99	82.2	96.4%
Surface							
Surface sources (including Ergo)	35.1	0.41	14.5	153.6	0.56	86.0	53.2-74.3% [7]
East and West African operations							
Geita (50%) [2]	14.2	3.30	46.8	21.1	4.17	88.1	47.1-95.3% [8]
Morila (40%) [2]	4.4	3.55	15.6	5.9	3.88	22.9	92%
Navachab	1.3	1.38	1.8	10.1	1.81	18.2	87-92% [8]
Sadiola (38%) [2]	2.5	1.93	4.8	7.7	3.53	27.3	82-95% [8]
Yatela (40%) [2]	0.9	1.12	1.0	3.4	3.84	12.9	75-85% [8]
South American operations							
Amapari [6]	–	–	–	–	–	–	–%
Cerro Vanguardia (92.5%) [2]	6.7	7.34	49.1	0.5	10.16	5.6	95.8%
Morro Velho	2.3	7.84	18.1	5.2	7.01	36.2	87-92.8%
Serra Grande (50%) [2]	1.6	6.17	10.2	0.6	7.59	4.6	93.2-96.6% [8]
North American operations							
Cripple Creek & Victor	53.9	1.26	67.7	64.7	0.87	56.1	64%
Jerritt Canyon (70%) [2] [10]	–	–	–	–	–	–	–%
Australian operations						–	
Boddington (33.33%) [2]	41.5	0.94	39.0	88.4	0.84	74.3	83-92% [8]
Sunrise Dam	5.4	4.16	22.3	16.9	4.33	72.9	80-85% [8]
Tanami [5]	–	–	–	–	–	–	–
Union Reefs [3] [11]	–	–	–	–	–	–	–
Total	**189.5**	**2.31**	**438.5**	**492.4**	**3.09**	**1,523.5**	

(1) Ore Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2) Ore Reserves attributable to AngloGold's percentage interest shown.
(3) Formerly reported as Pine Creek.
(4) Negligible Proven Ore reserves as the mine is still in the development stage. Moab Extension has been excluded pending approval of a mining license.
(5) No Ore Reserves as this mine has been closed.
(6) No Ore Reserve as the project was sold in May 2003.
(7) Varies between Ergo (53 percent) and other surface sources (74 percent)
(8) Recovery factor varies according to ore type
(9) Probable Ore Reserves include reserves below infrastructure. See table below
(10) No Ore Reserves as this mine was sold in June 2003..
(11) No Ore Reserves as the mine has been closed and is to be sold. Sale and purchase agreements are under negotiation.

The 2003 Probable Ore Reserves include reserves below infrastructure in the case of the following South African mines:

Mine	Tonnes (millions)	Grade (grams/tonne)	Gold content (tonnes million)
Mponeng	7.3	9.21	67.2
TauTona	4.4	10.61	46.7
Moab Khotsong	8.0	13.50	107.4
Total	19.7	11.25	221.3

The reserves in respect of the remaining AngloGold mines do not include any undeveloped reserves.

Ore Reserves: Metric

	At December 31, 2002						
	Proven Ore Reserves [1]			Probable Ore Reserves [1]			Metallurgical
	Tonnes (mill)	Grade (g/t)	Gold Content (tonnes)	Tonnes (mill)	Grade (g/t)	Gold Content (tonnes)	Recovery Factor %
South African operations							
West Wits							
Mponeng [9]	4.7	8.03	37.8	30.9	8.37	259.0	97.4%
Savuka	0.8	7.50	5.9	11.9	6.55	78.0	97.5%
TauTona [9]	3.0	11.31	33.6	15.6	10.43	162.8	97.6%
Vaal River							
Great Noligwa	4.8	9.15	44.0	15.5	11.06	171.2	96.7%
Kopanang	4.0	7.85	31.5	19.2	8.07	154.6	96.2%
Moab Khotsong [4] [9]	–	–-	–	20.7	13.45	278.8	96.0%
Tau Lekoa	6.7	4.36	29.2	23.7	3.89	92.1	95.5%
Surface							
Surface sources (including Ergo)	70.7	0.40	28.5	108.8	0.65	70.7	52-73% [7]
East and West African operations							
Geita (50%) [2]	15.4	3.67	56.5	19.8	4.55	90.2	81-95% [8]
Morila (40%) [2]	1.9	6.23	11.6	9.2	4.42	40.8	91% [8]
Navachab	1.2	1.40	1.7	9.6	1.87	17.9	87-92% [8]
Sadiola (38%) [2]	2.4	1.82	4.4	9.7	3.23	31.3	76-95% [8]
Yatela (40%) [2]	0.6	1.49	0.9	4.0	3.77	15.1	75-85 % [8]
South American operations							
Amapari [6]	3.3	2.15	7.2	6.5	2.12	13.8	90%
Cerro Vanguardia (92.5%) [2]	8.1	7.48	60.8	0.7	10.15	6.8	96%
Morro Velho	2.4	6.91	16.7	5.0	7.52	37.5	92%
Serra Grande (50%) [2]	1.4	7.46	10.7	0.5	8.01	4.2	92-96% [8]
North American operations							
Cripple Creek & Victor	57.4	1.26	72.2	68.3	0.90	61.6	64%
Jerritt Canyon (70%) [2]	0.4	12.84	5.5	1.1	6.31	7.2	88%
Australian operations							
Boddington (33.33%) [2]	41.5	0.94	39.0	88.4	0.84	74.3	83-92% [8]
Sunrise Dam	6.9	4.31	29.8	10.1	4.99	50.4	82-95% [8]
Tanami (40%) [2] [5]	–	–	–	–	–	–	–
Union Reefs [3]	0.6	1.64	0.9	1.9	0.90	1.7	94%
Total	**238.3**	**2.22**	**528.3**	**481.2**	**3.57**	**1,720.0**	

(1) Ore Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2) Ore Reserves attributable to AngloGold's percentage interest shown.
(3) Formerly reported as Pine Creek. Operations in Brocks Creek ceased in 2000. Figures reflect only Union Reefs.
(4) No Proven Ore Reserves as the mine is still in the development stage.
(5) No Ore Reserves as the mine is planned to be closed down and thus is not in the life of mine plan.
(6) No Ore Reserves as the mine is still in the feasibility stage and thus is not in the life of mine plan.
(7) Varies between Ergo (52 percent) and other surface sources (72 percent)
(8) Recovery factor varies according to ore type
(9) Probable Ore Reserves include reserves below infrastructure. See table below.

The 2002 Probable Ore Reserves include reserves below infrastructure in the case of the following South African mines:

Mine	Tonnes (millions)	Grade (grams/tonne)	Gold content (tonnes million)
Mponeng	15.662	8.78	137.556
TauTona	6.954	8.62	59.979
Moab Khotsong	10.962	13.02	142.727
Total	33.578	10.13	240.262

The Ore Reserves in respect of the remaining AngloGold mines do not include any undeveloped reserves.

Stockpiles: Imperial

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserves include the following stockpile material:

Stockpiles [1]	At December 31, 2003		
	Tons (million)	Grade (ounces/ton)	Gold content (million ounces)
South African operations			
West Wits			
Mponeng	0.000	–	0.000
Savuka	0.000	–	0.000
TauTona	0.000	–	0.000
West Wits Surface [2]	0.000	–	0.000
Vaal River			
Great Noligwa	0.000	–	0.000
Kopanang	0.000	–	0.000
Moab Khotsong	0.000	–	0.000
Tau Lekoa	0.000	–	0.000
Vaal River Surface [2]	175.641	0.016	2.875
ERGO [2]	32.384	0.011	0.358
East and West African operations			
Geita	0.600	0.060	0.036
Morila	1.182	0.059	0.070
Navachab	1.450	0.040	0.058
Sadiola	2.728	0.056	0.153
Yatela	1.014	0.033	0.033
North American operations			
Cripple Creek & Victor	0.000	–	0.000
Jerritt Canyon [3]	–	–	–
South American operations			
Amapari [4]	–	–	–
Cerro Vanguardia	0.054	0.167	0.009
Morro Velho	0.000	–	0.000
Serra Grande	0.025	0.284	0.007
Australian operations			
Boddington	–	–	–
Sunrise Dam	0.667	0.056	0.038
Tanami [5]	–	–	–
Union Reefs [6]	–	–	–

Note: The rounding of figures and converting from metric to imperial units may result in minor computational discrepancies.

(1) *Attributable to AngloGold.*

(2) *Centralized operations treating material on surface that was previously generated by several underground operations.*

(3) *Sold June 2003.*

(4) *Sold May 2003.*

(5) *This mine has been closed.*

(6) *This mine has been closed and is to be sold. Sale and purchase agreements are under negotiation.*

Stockpiles: Imperial

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserves include the following stockpile material:

Stockpiles [1]	At December 31, 2002		
	Tons (million)	Grade (ounces/ton)	Gold content (million ounces)
South African operations			
West Wits			
Mponeng	0.000	–	0.000
Savuka	0.000	–	0.000
TauTona	0.000	–	0.000
West Wits Surface [2]	0.000	–	0.000
Vaal River			
Great Noligwa	0.000	–	0.000
Kopanang	0.000	–	0.000
Moab Khotsong	0.000	–	0.000
Tau Lekoa	0.000	–	0.000
Vaal River Surface [2]	125.400	19	2.400
ERGO [2]	72.400	0.011	0.800
East and West African operations			
Geita	0.750	0.080	0.060
Morila	2.436	0.050	0.130
Navachab	6.956	0.020	0.150
Sadiola	11.919	0.030	0.420
Yatela	2.249	0.050	0.120
North American operations			
Cripple Creek & Victor	0.000	–	0.000
Jerritt Canyon	0.777	0.090	0.070
South American operations			
Amapari	0.000	–	0.000
Cerro Vanguardia	0.140	0.260	0.030
Morro Velho	0.000	–	0.000
Serra Grande	0.056	0.240	0.010
Australian operations			
Boddington	2.276	0.010	0.030
Sunrise Dam	4.839	0.020	0.120
Tanami	1.676	0.022	0.030
Union Reefs	1.768	0.010	0.030

Note: The rounding of figures and converting from metric to imperial units may result in minor computational discrepancies.

(1) *Attributable to AngloGold.*

(2) *Centralized operations treating material on surface that was previously generated by several underground operations.*

Stockpiles: Metric

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserves include the following stockpile material:

Stockpiles [1]	At December 31, 2003		
	Tonnes (million)	Grade (grams/tonne)	Gold content (tonnes)
South African operations			
West Wits			
Mponeng	0.000	–	0.000
Savuka	0.000	–	0.000
TauTona	0.000	–	0.000
West Wits Surface [2]	0.000	–	0.000
Vaal River			
Great Noligwa	0.000	–	0.000
Kopanang	0.000	–	0.000
Moab Khotsong	0.000	–	0.000
Tau Lekoa	0.000	–	0.000
Vaal River Surface [2]	159.339	0.56	89.423
ERGO [2]	29.378	0.38	11.134
East and West African operations			
Geita	0.544	2.06	1.121
Morila	1.072	2.03	2.175
Navachab	1.315	1.38	1.810
Sadiola	2.475	1.93	4.773
Yatela	0.920	1.12	1.026
North American operations			
Cripple Creek & Victor	0.000	–	0.000
Jerritt Canyon [3]	–	–	–
South American operations			
Amapari [4]	–	–	–
Cerro Vanguardia	0.049	5.73	0.281
Morro Velho	0.000	–	0.000
Serra Grande	0.023	9.75	0.224
Australian operations			
Boddington	0.000	–	0.000
Sunrise Dam	0.605	1.93	1.170
Tanami [5]	–	–	–
Union Reefs [6]	–	–	–

(1) *Attributable to AngloGold.*

(2) *Centralized operations treating material on surface that was previously generated by several underground operations.*

(3) *Sold June 2003.*

(4) *Sold May 2003.*

(5) *This mine has been closed.*

(6) *This mine has been closed and is to be sold. Sale and purchase agreements are under negotiation.*

Stockpiles: Metric

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserves include the following stockpile material:

Stockpiles [1]	At December 31, 2002		
	Tonnes (million)	Grade (grams/tonne)	Gold content (tonnes)
South African operations			
West Wits			
Mponeng	0.000	–	0.000
Savuka	0.000	–	0.000
TauTona	0.000	–	0.000
West Wits Surface [2]	0.000	–	0.000
Vaal River			
Great Noligwa	0.000	–	0.000
Kopanang	0.000	–	0.000
Moab Khotsong	0.000	–	0.000
Tau Lekoa	0.000	–	0.000
Vaal River Surface [2]	113.830	0.66	74.611
ERGO [2]	67.745	0.37	24.597
East and West African operations			
Geita	0.000	–	0.000
Morila	0.843	2.92	2.462
Navachab	1.222	1.40	1.711
Sadiola	2.401	1.82	4.367
Yatela	0.573	1.49	0.853
North American operations			
Cripple Creek & Victor	0.000	–	0.000
Jerritt Canyon	0.544	2.93	1.596
South American operations			
Amapari	0.000	–	0.000
Cerro Vanguardia	0.120	7.27	0.872
Morro Velho	0.000	–	0.000
Serra Grande	0.023	11.20	0.258
Australian operations			
Boddington	0.000	–	0.000
Sunrise Dam	0.569	2.70	1.536
Tanami	0.000	–	0.000
Union Reefs	1.965	0.78	1.526

[1] *Attributable to AngloGold.*

[2] *Centralized operations treating material on surface that was previously generated by several underground operations.*

Drill hole spacing: Imperial

In determining the Proven and Probable Ore Reserves, AngloGold applied the following drill hole spacings:

	Drill Hole Spacings	
	Proven Ore Reserves	**Probable Ore Reserves**
South African operations		
Underground sources	Ore body opened up, developed and sampled on a 7 – 10 feet spacing on raise lines and on a 16 x 16 grid thereafter	From a 130 x 130 foot spacing up to 3200 x 3200 feet spacing
Surface sources	Variable sampling strategies: Belt samplers, cross stream residue samplers and bulk sampling campaigns	Variable sampling strategies: Belt samplers, cross stream residue samplers
East and West African operations		
Geita	66 x 66 feet	66 x 131 feet
Morila	33 x 33 feet	115 x 197 feet
Navachab	33 x 33 feet	98 x 98 feet
Sadiola	33 x 33 feet	82 x 164 feet
Yatela	39 x 82 feet	82 x 148 feet
North American operations		
Cripple Creek & Victor	150 x 150 feet	150 x 150 feet
Jerritt Canyon	10 x 30 feet	< 50 feet
South American operations		
Amapari	66 x 164 feet	141 x 164 feet
Cerro Vanguardia	131 x 131 feet	131 x 262 feet
Morro Velho	Two adjacent levels of ore body opened up, developed and sampled on a 217 x 7 feet interval. Drilling pattern of 196 x 65 feet for Cuiaba Expansion Project.	Two adjacent levels of ore body opened up, developed and sampled on a 217 x 7 feet interval. Drilling pattern of 196 x 65 feet for Cuiaba Expansion Project.
Serra Grande	33 x 85 feet	164 x 328 feet
Australian operations		
Boddington	Must lie within the A$425 shell and have a borehole within 56 feet of block centroid	Must lie within the A$425 shell and have a borehole within 110 feet of block centroid
Sunrise Dam	82 x 82 feet	141 x 141 feet

Drill hole spacing: Metric

In determining the Proven and Probable Ore Reserves, AngloGold applied the following drill hole spacings:

	Drill Hole Spacings	
	Proven Ore Reserves	**Probable Ore Reserves**
South African operations		
Underground sources	Ore body opened up, developed and sampled on a 2 – 3 meter spacing on raise lines and on a 5 x 5 grid thereafter	From a 40 x 40 meter spacing up to 1000 x 1000 meter spacing
Surface sources	Variable sampling strategies: Belt samplers, cross stream residue samplers and bulk sampling campaigns	Variable sampling strategies: Belt samplers, cross stream residue samplers
East and West African operations		
Geita	20 x 20 meter	20 x 40 meter
Morila	10 x 10 meter	35 x 60 meter
Navachab	10 x 10 meter	30 x 30 meter
Sadiola	10 x 10 meter	25 x 50 meter
Yatela	12 x 25 meter	25 x 45 meter
North American operations		
Cripple Creek & Victor	45 x 45 meter	45 x 45 meter
Jerritt Canyon	3 x 9 meter	< 15 meter
South American operations		
Amapari	20 x 50 meter	40 x 50 meter
Cerro Vanguardia	40 x 40 meter	40 x 80 meter
Morro Velho	Two adjacent levels of ore body opened up, developed and sampled on a 66 x 2 meter interval. Drilling pattern of 60 x 20 for Cuiaba Expansion Project.	Two adjacent levels of ore body opened up, developed and sampled on a 66 x 2 meter interval
Serra Grande	10 x 25 meter	50 x 100 meter
Australian operations		
Boddington	Must lie within the A$425 shell and have a borehole within 17 meter of block centroid	Must lie within the A$425 shell and have a borehole within 34 meter of block centroid
Sunrise Dam	25 x 25 meter	40 x 40 meter

Research and development

AngloGold remains committed to research and development of new mining techniques, metallurgical processes and engineering systems, in line with its strategic objective of operational excellence. This objective encompasses improved safety and productivity, and focuses on keeping the company at the leading edge of best practice in deep-level gold mining. The selection of projects is informed by these objectives, and involves both technology initiatives as well as modern human engineering practices. These projects, to varying degrees, make use of independent research institutions (Council for Scientific and Industrial Research, Miningtek, Mintek and Centre for Mining, Technologies and Equipment (CMTE)), tertiary education institutions, consultants and suppliers of equipment, to gain benefit from the best skills available. AngloGold is well advanced with testing incremental new production technologies, all of which are expected to contribute to lower costs, improved safety and better margins, thereby growing earnings. To this end, AngloGold's Technical Development Services was restructured to concentrate on technology transfer, and is now known as AngloGold Mining Technologies (AMT). Research and development expenditure amounted to $nil million, $1 million and $2 million during 2003, 2002 and 2001, respectively. A number of major programs continued in 2003 ranging from exploration, mining and metallurgy to developing new industrial applications for gold. Technology transfer is a priority, with workshops held in-house to capitalize on the depth and spread of technical expertise.

Projek Katleho, aimed at combining contemporary work practices with new technologies, was discontinued during 2003, largely as a result of the artificial environment in which it sought to function. Notwithstanding, a number of technologies implemented by Projek Katleho are being pursued by some operations through their Project Technology initiatives. An example of Project Technology can be seen at TauTona mine, where the innovative combination of appropriate technologies and work practices is aiming at a 25% improvement in the monthly face advance rate.

AMT continues to focus on mining methods and equipment within the South African operations. Phase 2 testing of electric drills was concluded during 2003 and indicated that further development will be necessary to move the tool beyond specific niche applications. A further phase is due to commence at TauTona during 2004.

Groundbreaking work on the Blast Optimization project was carried out in 2003. The role of primary rock-breaking techniques in liberating micron-sized particles of gold in carbonaceous ores was quantified. Work is now focusing on optimizing both explosive and initiation systems to minimize potential gold loss through improving initial fragmentation. In a joint venture with FutureMine, work was started on improving the understanding of product degradation during underground transportation using optical size monitoring.

Laboratory work on the Product-in-a-pipe Project successfully developed five concrete based support products capable of performances well in excess of the recognized mining industry norms and AngloGold criteria, which can be selectively placed through pipeline transport to varying sites underground. Work during 2004 will focus on finalizing in-situ performance tests, as well as optimizing the system in line with existing infrastructure on the mines.

Engineering thrusts continued to focus on horizontal transport initiatives where significant breakthroughs have been made with New Era locomotives and Double-headed trains.

AngloGold and Mintek, South Africa's national metallurgical research organization, launched Project AuTEK in 2000 to research and develop industrial applications for gold. In 2001, the project team was instrumental in staging in South Africa the first conference ever held to stimulate interest in the use of gold as a catalyst. Attended by 85 delegates from 15 countries, the event has led to the establishment of an international community of researchers interested in gold catalysis. The Gold2003 conference staged in September/October 2003 in Vancouver/Canada attracted over 200 delegates worldwide, presenting over 120 papers covering chemistry, catalysis, materials and nanotechnology. This highlights the growing interest of researchers in the field of new industrial applications for gold.

AngloGold continued its involvement with the FutureMine collaborative Project during 2003. This finite term Project concludes activities in March, 2004. Future collaborative work will be needs driven.

AngloGold's wholly owned subsidiary, ISS International Limited (ISSI), is a world leader in seismic monitoring for mines, engineering structures and earthquakes. ISSI provides seismic technical services and equipment to AngloGold's operations, as well as to other South African deep-level mines, in addition to being active on a global scale.

Global exploration

AngloGold's global exploration strategy seeks both to extend the life of existing operations (through brownfields exploration) and to establish new mines (through greenfields exploration). This strategy is achieved through cost-effective, focused exploration in geological terrains most likely to host significant gold deposits. The more isolated the prospect is from existing operations, the less existing infrastructure development or the higher the country and other risks associated with the project, the more significant the deposit must be to meet AngloGold's investment criteria.

AngloGold's exploration activities in 2003 continued to support the group's growth strategy, while its brownfields exploration continued with variable success at all the existing operations. Greenfields exploration activities continued in the traditional areas such as Australia, Mali, Canada, Alaska, Peru and Brazil, and exploration commenced within the "frontier" area of Mongolia. In line with AngloGold's strategy to commit itself to definitive "walk-away criteria", greenfields exploration was terminated in Nevada and Tanzania and curtailed in Australia, where further exploration expenditure is considered to have reached the point of diminishing returns.

Exploration expensed by region ($ million)

	2001	**2002**	**2003**
South Africa	2	-	2
East & West Africa	3	4	6
North America	4	6	8
South America	10	11	13
Australia	5	4	8
Corporate (includes target generation)	2	3	3
Total	**26**	**28**	**40**

Gold marketing

AngloGold is committed to developing the market for gold and its marketing program aims to increase the desirability of its product, to sustain and grow demand for gold and to deregulate the market in key economies. As a company, AngloGold aims to extract value from gold wherever possible throughout its value chain.

During 2003, AngloGold spent some $19 million on gold marketing initiatives, of which 55 percent was spent through the World Gold Council (WGC). Gold marketing costs in 2002 and 2001 amounted to $17 million and $16 million, respectively. The WGC underwent a major restructuring during the year and has allocated increased resources to support the market for gold investment purposes

Independently of its support for the WGC, AngloGold is active in a number of other marketing projects in support of gold, and AngloGold remains the only gold company in the world that has committed this level of resources to marketing the metal it produces.

Among its downstream initiatives in 2003, GoldAvenue, an Intranet collaboration between AngloGold, JP Morgan Chase and Pamp MKS of Geneva, published two new gold jewellery catalogues focused on uniquely designed, high-value gold jewellery aimed at the US market. Both sales and market penetration improved. This business was developed in association with Vivre, a luxury goods catalogue business operation in which GoldAvenue has taken an equity interest. AngloGold has provided additional support to this venture through product development, sourcing and product selection.

AngloGold holds a 26.6 percent stake in OroAfrica, the largest manufacturer of gold jewellery in South Africa, as an investment in the downstream gold value chain. AngloGold and OroAfrica have co-operated in a number of projects including OroAfrica's development and launch of an African gold jewellery brand. An important strategic step has been the establishment of a Jewellery Design Centre at OroAfrica at a cost of $250,000. The purpose of the center is to generate new gold jewellery designs, and to improve product standards through technology, design and innovation.

In the area of design innovation, AngloGold's Riches of Africa Gold Jewellery Design Competition was established in 1998 to showcase South African jewellery designers, to enhance jewellery manufacturing technical skills in South Africa and to support the local gold jewellery industry. Training workshops for competition entrants are held each year, while the award-winning works are exhibited and used in fashion shows and other events both locally and abroad.

A bi-annual gold jewellery design competition in Brazil, Designers Forum, was launched by AngloGold South America in 2002, and is the first such competition in that country. The competition generated unprecedented interest, with a high quality of design and craftsmanship. Some 42 finalists contributed towards a collection of 52 pieces of innovative, high quality gold jewellery. Some of these pieces are depicted in the GoldAvenue catalogue.

The Gold of Africa Museum was inaugurated by AngloGold in 2001 in Cape Town with the permanent endowment of the Barbier Mueller collection of West African gold objects purchased by the company in 1998. The Museum also serves as a facility for training in the jewellery industry in Cape Town.

AngloGold and Mintek, South Africa's national metallurgical research organization, launched Project AuTEK in 2002 to research and develop industrial applications for gold. In May 2002, the project unveiled the first working prototype of a room temperature air purification unit based on a gold catalyst. The new unit is expected to be considerably cheaper to manufacture than designs based on other types of catalysts and could be used in restaurants, hospitals, hotels and office blocks. A conference, Gold 2003, staged in September/October 2003 in Vancouver, Canada attracted over 200 delegates worldwide, presenting over 120 papers covering chemistry, catalysis, materials and nanotechnology. This highlights the growing interest of researchers in the field of new industrial applications for gold.

An important feature in many of AngloGold's marketing projects has been the beneficiation of gold, particularly in South Africa. AngloGold's commitment to adding value to gold extends beyond mining and contributes towards the upliftment of people and the sustainability of communities. AngloGold remains a key sponsor of the Atteridgeville Jewellery Project, established in 2000 by the Vukani-Ubuntu Community Development Project to create opportunities in the jewellery industry in South Africa for the previously disadvantaged through training and development. During 2003, AngloGold sponsored a group of young jewellery designers from previously disadvantaged communities to exhibit their work at the Jewellex International Fair in Johannesburg and at International Jewellery London (IJL). Their work was well received and the venture provides a foundation for other initiatives aimed at developing this new breed of talent with its unique, African design idiom.

The challenge for marketing gold today is bigger than it has ever been, given the sharp fall-off in physical demand for gold in the major developing markets resulting from the rise in price and volatility. The market for gold in jewellery has declined materially in the past four years as gold jewellery has had to compete with other luxury consumer goods. AngloGold will continue its work with the WGC but will continue also to work independently in other areas of the gold market where it can exercise strategic influence.

Marketing channels

Gold produced by AngloGold's mining operations is processed to saleable form at various precious metals refineries. Once refined to a saleable product – either a large bar weighing approximately 12.5 kilograms and containing 99.5 percent gold, or smaller bars, weighing 1.0 kilogram or less with a gold content of 99.99 percent – the metal is sold directly by the refineries to bullion banks and the proceeds are paid to the company. Bullion banks are registered commercial banks that deal in gold. They play a role in the gold market of buying and selling gold, and distribute physical gold bullion from the mining company/refinery into physical offtake markets worldwide. For example, bullion banks hold consignment stocks in major physical markets such as India or South East Asia, and finance such consignment stocks from the margins charged by them to physical buyers over and above the amounts paid by the bank to the mine for the bullion bars.

Where forward sales contracts exist against which AngloGold elects to deliver physical product, the same channel is used, with the single exception that the finished gold bars are delivered to the specific bullion bank with which the forward contract is held. The physical delivery of the appropriate amount of gold meets AngloGold's obligations under contract, and AngloGold is paid by the relevant bullion bank the price as fixed under the forward contract, rather than the spot price of the day.

Competition

As gold mining is a mature and regulated industry, and very significant volumes of gold and gold derivatives trade in the world markets independent of gold mine supply, AngloGold does not consider that competition for sales plays any role in its operations as a gold producer. However, gold producers do compete against each other for acquisition and exploration opportunities.

Intellectual property

AngloGold and its subsidiary companies hold the right to use certain proprietary technology and intellectual property, including patented technology and other forms of protected intellectual property. These rights relate to various aspects of the company's business, from routine software and related computer technology in support of office operations, to intellectual property contained and/or used in the mining and mineral processing operations. AngloGold, as a group, is not dependent on these various forms of intellectual property for the conduct of its business as a whole.

Safety and health

The safety and health of employees remains fundamental to the sustainability of AngloGold's business. The company is committed to working with employees, trade unions and government bodies towards improving safety and health in the workplace. Considerable resources and effort are dedicated to identifying and implementing best practice across the company, as well as addressing specific problem areas as they arise. A core team of safety and health experts, located at the corporate office, reports to a board sub-committee on safety and health, and advises and assists the on-mine safety and health practitioners and mine management. Every fatal accident is subject to an executive review, over and above the region-specific regulatory and mine-based investigations, in an effort to identify the root causes of fatalities and to prevent a recurrence.

Safety performance in 2003 was disappointing. While the gains made over the past five years have been maintained, there has not been the much-desired step-change in improving safety and health performance. The long-term downward trend in lost time injuries has been maintained and the year-on-year figure has decreased marginally to 8.83 per million man hours. There was more pleasing progress in respect of the fatal injury frequency rate ("FIFR") during the year – this decreased by 6 percent to 0.29 per million man hours worked in 2003 from 0.31 per million man hours worked in 2002.

Regrettably, 43 employees lost their lives in the course of work during 2003 (2002: 44); 40 of these employees were employed in the South Africa region where the majority of AngloGold's workforce is employed.

There were, however, a number of notable safety performances:

- Serra Grande in Brazil was recognized by NOSA, an organization specializing in safety, health and environment auditing, as the winner in the Underground Hard Rock category in its world-wide auditing program;
- Morila mine in Mali was nominated overall winner in the Dynamic Health and Safety Competition in May 2003. The competition is open to all industries in Mali and had 150 entrants. Sadiola mine achieved second place;
- The Colorado Division of Minerals and Geology and the Colorado Mining Association jointly recognized the Cripple Creek & Victor mine and Safety, Health and Environment Manager, Larry Snyder, for the mine's continued exemplary safety record during the recent two-year Cresson expansion project;
- In August 2003, the Namibian Chamber of Mines recognized Navachab as the safest mine in Namibia, based on the number of fatality-free employee hours worked in 2002;
- Ergo, the surface re-treatment operation in South Africa, achieved one million fatality-free shifts on June 22, 2003, while Moab Khotsong mine – which is currently under development – also achieved a million fatality-free shifts on November 18, 2003;
- The Sunrise Dam Gold Mine was recognized for excellence in safety when it was awarded AngloGold's Global Safety Award for 2003. Mponeng mine won the South Africa region Safety Shield competition for 2003, with an improvement of 13 percent in its serious injury frequency rate compared with its best performance over the previous four years.

Extensive efforts at emphasizing and improving safety continue with the company's intranet and mine-based newsletters, as well as a monthly safety newsletter from the chief operating officer, used to communicate with all employees. Further details on performance and the strategies and programs that have been and are being put in place to address safety at work can be found in the AngloGold Report to Society 2003.

AngloGold has published its Report to Society 2003, a copy of which was filed with the SEC on March 16, 2004 under Form 6-K. A fully-interactive web-based report can be found at the Company's website at www.anglogold.com . This report covers issues pertaining to social development in line with AngloGold's values and business principles and the Global Reporting Initiative Guidelines prepared on a regional basis.

Lost time injury frequency rate (LTIFR) (per million man hours)

	2001	2002	2003
South Africa	11.59	9.98	10.40
East & West Africa	1.30	2.93	1.77
North America	1.58	4.95	2.91
South America	8.16	4.21	4.48
Australia	13.47	11.22	5.54
Group	**10.56**	**8.86**	**8.83**

South Africa region

Safety in the mines in South Africa is governed by the Mine Health and Safety Act of 1996. AngloGold believes that it continues to comply with the provisions of this Act.

Regrettably, 40 employees died in work-related accidents on the South African operations during 2003 in 31 separate accidents, compared to 39 employees who lost their lives in mine accidents during 2002. The most significant of these was a seismic-related fall of ground incident, in which five employees lost their lives at TauTona mine on April 1, 2003. A further four deaths were caused in a second seismic event at the mine on May 26, 2003.

The primary cause of fatal accidents remains falls of ground, which caused 78 percent (2002: 62 percent) of fatal accidents during 2003, with seismically-induced falls of ground alone responsible for 43 percent of fatalities. Particular emphasis has been placed on preventing falls of ground, and a new Falls of Ground Management System has been initiated.

Overall, the FIFR for the year on the South African operations was 0.34, unchanged from 2002, and the LTIFR was 10.40, up by 4 percent on the 2002 rate of 9.98.

Safety performance

	LTIFR			FIFR		
	2001	**2002**	**2003**	**2001**	**2002**	**2003**
Great Noligwa	9.61	11.06	9.83	0.19	0.47	0.32
Kopanang	11.12	12.91	14.08	–	0.22	0.41
Tau Lekoa	13.53	17.84	25.96	0.37	0.51	0.09
Ergo	3.86	1.53	1.75	0.20	–	–
TauTona	12.22	7.67	8.24	0.16	0.08	1.10
Savuka	21.00	17.12	17.57	1.30	1.06	0.47
Mponeng	13.97	10.91	9.81	0.48	0.47	0.33
Moab Khotsong	4.65	6.82	7.11	0.17	0.19	–
South Africa	11.59	9.98	10.40	0.28	0.34	0.34

Safety statistics

	1999	2000	2001	2002	2003
FIFR	0.34	0.24	0.28	0.34	0.34
LTIFR	14.35	11.98	11.58	9.98	10.40

The primary areas of focus in respect of **occupational health** within AngloGold's South African operations are noise-induced hearing loss (NIHL), occupational lung diseases (OLD) and tuberculosis (TB). AngloGold provides occupational health services to its employees at two fully-equipped regional occupational health centers that conduct risk-based medical surveillance programs. These are staffed by occupational medical practitioners, professional nurses, audiologists and other support staff. In addition, each mine has an occupational health nurse on site.

During 2003, these centers conducted 5,733 initial, 804 transfer, 38,528 periodical and 4,143 exit medical examinations (2002: 52,742 occupational medical surveillance examinations):

- 774 new cases of NIHL were reported during the year, a rate of 18 per 1,000 employees, compared with 26 per 1,000 employees in 2002;
- 167 cases of OLD were reported, four per 1,000 employees, the same as reported in 2002;
- 992 new cases of TB were treated during the year, a rate of 24 per 1,000 employees, which is unchanged from 2002; the relatively high rates of TB infection are a consequence of a high prevalence of HIV – 84 percent of new TB patients are HIV-positive.

Results of efforts made by AngloGold to silencing all machine drills over the past three years are starting to become evident in NIHL results as ambient noise levels have been significantly reduced.

AngloGold continues to make advances in the control of underground dust. New and more accurate measuring methods have been introduced; better engineering practices are evident; a more standard approach to respiratory protective equipment has been implemented and employees detected as having very early OLD are moved to lower risk areas.

TB remains an area of focus in the sphere of occupational health. More effective detection methods are resulting in earlier diagnosis and treatment, which is limiting the onward transmission of the disease.

HIV is the major factor contributing to increased TB rates in South Africa. It is expected that the HIV Wellness Program and introduction of anti-retroviral therapy (ART) by AngloGold will have a positive impact on the TB problem and a project aimed at preventing transmission of TB, through mass prophylaxis, was implemented in 2003.

The prevention of **HIV/AIDS** infections and the compassionate care of those afflicted with the disease remains a priority for the South Africa region. AngloGold's core intervention comprises four elements, namely:

- restricting the disease through education, the provision of condoms and the effective treatment of sexually transmitted infections;
- care for employees infected with the virus through comprehensive hospital benefits and the company's Wellness Clinics, including the provision of ART to employees where this is medically indicated;
- support for those employees no longer able to fulfil their role in the company is provided through an ill-health retirement program linked to home-based care programs; and
- fundamental research into the disease and its treatment conducted by Aurum Health, a world-class research facility.

More than 500 employees entered the ART program rolled out by AngloGold in South Africa in 2003. This represents 18 percent of AngloGold's employees for whom ART may be medically indicated.

East and West Africa region

The East and West Africa region's safety performance continued to improve during 2003, with the overall LTIFR decreasing to 1.77, from 2.93 in 2002. One fatal accident occurred at Morila mine and one at Sadiola mine during the year, marring the latter's zero FIFR record. In 2003, the FIFR for the region was 0.11 compared with 0.26 in 2002.

Safety performance

	LTIFR			FIFR		
	2001	**2002**	**2003**	**2001**	**2002**	**2003**
Morila	1.68	6.27	3.78	–	0.33	0.31
Geita	0.65	2.11	0.79	–	0.49	–
Sadiola	–	1.54	0.31	–	–	0.31
Navachab	2.98	3.05	3.60	–	–	–
Yatela	2.52	2.07	2.92	–	–	–
East and West Africa	1.30	2.93	1.77	–	0.26	0.11

With the threat of **malaria** at most of the African operations, prevention and treatment programs are running effectively at the Malian and Tanzanian operations. In 2003, education, malaria vector control, the issuing of mosquito nets and early detection and treatment continue to be areas of focus for AngloGold.

HIV/AIDS programs have been implemented in the region with the primary focus on prevention through education and awareness. Education programs are conducted on an on-going basis in the local communities and at the operations. Peer educators have been identified and have received professional training. Partnerships have been formed with NGOs and other stakeholders in the local communities. Awareness programs and condom distribution initiatives are ongoing.

North America region

Safety in the mines in the United States is governed by the Federal Mine Safety and Health Act, which is similar to the Mine Health and Safety Act in South Africa.

In 2003, safety performance continued at levels experienced in previous years at the North American operations. The overall LTIFR decreased to 2.91 from 4.95 in 2002.

South America region

In 2003, safety performance in the region recorded an overall LTIFR – at 4.48 – below the Ontario benchmark of 6.5, but marginally higher than the 4.21 reported in 2002, while the FIFR decreased to 0.12 in 2003 from 0.16 in 2002. Regrettably, a fatal accident occurred at Morro Velho, Cuiabá mine, on September 1, 2003.

Safety performance

	LTIFR			FIFR		
	2001	**2002**	**2003**	**2001**	**2002**	**2003**
Morro Velho	9.07	5.73	4.04	0.58	–	0.20
Serra Grande	6.42	0.70	1.94	–	–	–
Cerro Vanguardia	7.54	3.72	7.95	–	0.93	–
South America	8.16	4.21	4.48	0.34	0.16	0.12

Australia region

The Australia region (including Union Reefs, Sunrise Dam and Boddington) recorded an LTIR of 5.54 for the year, down some 50 percent on the previous year, combined with a 31 percent decrease in all injuries. Union Reefs completed 2003 with no serious injuries.

Ongoing initiatives at Sunrise Dam such as ACTSAFE, which is a safety behavioral program, have been developed and implemented across the site. Other safety and people development initiatives will be introduced in 2004.

Safety performance

	LTIFR			**FIFR**		
	2001	**2002**	**2003**	**2001**	**2002**	**2003**
Sunrise Dam	11.56	11.00	6.05	–	–	–
Union Reefs	5.08	–	–	–	–	–
Australia	13.47	11.22	5.54	–	–	–

4C. Organizational structure

Head office structure and operations

AngloGold's operations are organized on a geographical basis, and are controlled from its Johannesburg office.

Management of AngloGold is entrusted to the executive committee, comprising the four executive directors. This executive committee is supported by the executive officers. See "Item 6: Directors, senior management and employees". Day-to-day management of the operations vests with executive teams based in South Africa (Johannesburg), North America (Denver), Brazil (Nova Lima) and Australia (Perth).

Corporate activities

Activities provided in the corporate area fall into three categories. First, support is provided to the executive officers in managing AngloGold as a whole. Second, certain activities are managed centrally, including strategic and business planning, marketing, corporate finance, treasury, exploration, technology and innovation, corporate secretarial and corporate affairs. Third, certain specialized services are directed from the center although they are managed by operations. These include mining, engineering, metallurgy, mineral resource management, safety and health, the environment and human resources.

AngloGold has investments in numerous principal subsidiaries and joint venture interests, see "Item 19.: Exhibits" for details.

4D. Property, plants and equipment

For a discussion on AngloGold's mining properties, plants and equipment, see "Item 4B.: Business overview".

Sustainable development: Environment and social investment

AngloGold's operations are subject to the applicable environmental laws, rules and regulations of the various countries and jurisdictions within which they are conducted. Except as set out elsewhere herein, AngloGold believes its operations are in substantial compliance with all material environmental laws, rules and regulations which are applicable to it. In some of the jurisdictions within which AngloGold operates, AngloGold is required to provide financial assurance in a form prescribed by law to cover the cost of some or all of the anticipated closure and final rehabilitation costs for its operations. The form, amount and other requirements associated with this financial assurance for each of the jurisdictions is set out in detail in each of the applicable laws, rules and regulations.

AngloGold's board of directors approved an Environmental Policy on October 28, 1999, which provides that AngloGold will, at a minimum, comply with all applicable legal requirements. In addition, the policy commits AngloGold to operating in an environmentally responsible manner through effective communications, establishment of management systems, provision of adequate financial resources, training and awareness programs for employees and contractors, public participation processes, conducting environmental audits, and continually improving its environmental performance.

Environmental audits of AngloGold's operations are performed periodically to evaluate performance of the operations against applicable requirements.

AngloGold's estimated future environmental rehabilitation obligations as at December 31, 2003 are as follows:

	2003 contribution to Trust Fund	Balance in Trust Fund	Total estimated liability	Note	Balance in provision
South African operations	10.1[2]	52.7	97.6	[1]	48.7
East and West African operations	–	–	25.4	[3]	12.4
North American operations	–	–	55.0	[3] [4]	22.2
South American operations	–	–	38.9	[3]	25.7
Australian operations	–	–	31.7	[3]	24.8
Total	**10.1**	**52.7**	**248.6**		**133.8**

All figures are in $ millions.

(1) *All calculations are based on the 2004 business plan. Under South African law, AngloGold is required to estimate its environmental closure and final rehabilitation costs and to use this estimate to make periodic cash contributions to an environmental trust fund, created in accordance with rehabilitation obligations of those operations.*

(2) *Includes growth in the Trust Fund of $4.2 million.*

(3) *For East and West Africa, North America, South America and Australia, the obligations are based upon the company's net interest in millions of US dollars. The obligations will be funded from existing cash resources and future cash flows.*

(4) *For North America, the total estimated liability is based on the amounts agreed with various federal and governmental agencies and AngloGold North America has posted reclamation bonds aggregating approximately $45 million to cover these potential environmental obligations. AngloGold has provided a guarantee for these obligations.*

While the ultimate cost to be incurred in the future is uncertain, AngloGold has estimated that the total cost for mine rehabilitation and closure, in current monetary terms, will be $248.6 million.

South African operations

Environment: South African law requires that AngloGold calculate its estimated environmental closure and final rehabilitation costs for operations which are subject to the requirements of the law. The law also requires that this estimate be used by AngloGold to make periodic cash contributions to an environmental trust fund (or use some other approved funding mechanism), created in accordance with rehabilitation obligations of those operations. It is anticipated that these estimates are likely to change as additional, operation-specific information is gained and if, and as, closure and final rehabilitation requirements change.

Certain amounts have been contributed to an irrevocable rehabilitation trust under AngloGold's control for rehabilitation of the mines and related facilities located in South Africa. The monies in this trust are invested primarily in interest-bearing debt securities.

AngloGold intends to finance the ultimate rehabilitation costs from the monies invested with the rehabilitation trust fund, from the proceeds on sale of assets and gold from plant clean-up at the time of mine closure as well as from internally generated funds.

Estimated rehabilitation liabilities for the South African operations at December 31, 2003 are:

	2003 contribution to trust fund (1)	**Balance in trust fund**	**Total estimated liability**	**Balance in provision**
Vaal River	3.6	22.8	54.2	23.3
West Wits	3.6	12.0	24.1	9.8
Ergo	2.9	17.9	19.3	15.6
Total	**10.1**	**52.7**	**97.6**	**48.7**

(1) *Includes growth in the trust fund of $4.2 million.*

Under South African law, mining companies are required to submit Environmental Management Program Reports (EMPRs) to the Government Mining Engineer's office. EMPRs identify individual impacts, mitigation measures and rehabilitation requirements and must also be approved by other South African Government departments, including, but not restricted to, the Department of Water Affairs and Forestry. In response to changed legal requirements in respect of water management issues, AngloGold has applied for and received the required water permits.

In order to maintain compliance with the EMPRs, AngloGold meets periodically with the relevant government departments to review its operations in the light of the provisions contained within the relevant EMPRs.

Since the South Africa region employs by far the most people, and has the largest number of operations, its community and environmental impact is greater there than anywhere else. The aim of the South Africa region is to create a balance between the impact on the natural and social environments in which it operates while at the same time, ensuring that it delivers significant and lasting benefits to employees, their communities and other stakeholders, in partnership with government, international agencies, labor, health and non-governmental organizations. As a result of historical and current social-economic imperatives, the role played by the company in social issues is significant.

An amended Environmental Management Program Report for the West Wits and Vaal River operations was submitted to the Department of Minerals and Energy in November 2002. A number of these reports were approved during 2003 with the outstanding ones still pending administrative processing.

Water usage and management remains a key area of focus. Water balances were updated and redesigned to ensure a more user-friendly and comprehensive system. Water monitoring programs and procedures for ground and surface water were developed and implemented at the Vaal River and West Wits operations and a quarterly reporting and analysis system was rolled out across the region. Geotechnical assessment of rock dumps and tailings storage facilities, indicating pollution potential and associated time periods, were completed. This is the first time such an assessment has been undertaken in the South African gold mining industry. The main focus for 2004 will be the reduction in potable water usage and the treatment of mine water to reduce the contamination potential on water resources.

During 2002, the region committed itself to the development of an internet-based electronic Environmental Management System. The system is based on ISO14001 principles. The first of five phases, involving policy development and planning, was completed in 2003.

During 2003, the region's Environmental Incident Review system was also further refined, with the emphasis placed on implementation within the operations.

Progress was made with rehabilitation trials at the Ergo Daggafontein tailings dam. The dam was decommissioned in December 2001 and will be rehabilitated to environmental closure standards in terms of the Minerals Act. The final closure plan was submitted to the Department Minerals and Energy for approval.

Sustainable development and social investment: In South Africa, the company's corporate social investment initiatives are directed by the AngloGold Fund and the AngloGold Educational Trust Fund. During 2003, funds were committed to a range of initiatives, both large and small. The primary area of investment remains education, welfare and development, community health, health projects related to HIV/AIDS and skills and entrepreneurial development. Although the Funds support projects which have a national impact, the focus is on those regions and communities in which the company operates or has a major impact.

East and West African operations

Environment: Mine closure costs and their associated provisions are reviewed on an annual basis. The region is working towards standardizing the approach and assumptions used for closure provision estimation at the various operations. Estimates are revised as the understanding of site-based issues that influence closure provision evolves due to technical studies undertaken in the previous year (for example, techniques required for rehabilitating heap leach stacks at Yatela). The dynamic nature of the operations and ongoing rehabilitation means that closure costs can be revised either up or down. Increased closure provisions at a number of operations reflects the development of new infrastructure (for example, satellite pits at Geita).

At the Navachab operation in Namibia, the final closure provision is currently estimated at is $1.38 million. Navachab is wholly-owned by AngloGold.

At Sadiola in Mali, the mine closure provision has been revised to $12.0 million, which reflects the change in local currency exchange rate. AngloGold owns 38 percent of Sadiola and therefore, its share of mine closure liability is $4.56 million. Other shareholders include IAMGOLD, the IFC and the Malian Government.

Construction of the Yatela project in Mali was completed and production commenced in 2001. Closure liability has been revised from $2.8 million to $8.6 million. AngloGold has a 40 percent interest in Yatela and therefore, its share of mine closure liability is $3.44 million. Other shareholders include IAMGOLD and the Malian Government.

The Morila mine in Mali has revised its mine closure liability estimate from $8.4 million to $12.3 million. The Morila Board approved the new estimate of costs in August 2003. Morila has sent a letter to its financiers, N.M. Rothschild & Sons Limited, to confirm that Morila has fulfilled its obligations regarding the Mechanical Completion Certificate issuance, and that its technical advisors, SRK have indicated that the plan is acceptable. Morila's shareholders include AngloGold, RandGold and the Malian Government. AngloGold has a 40 percent interest in Morila and therefore, its share of mine closure liability is $4.92 million.

The Geita mine in Tanzania is subject to six monthly surveillance audits to maintain its ISO4001 certification. The mine has increased its estimated closure liability from $12 million to $22.2 million. Ashanti is the other shareholder.

Sustainable development and social investment: AngloGold's aim of ensuring sustainable development is particularly pertinent in these regions of Africa, where mining operations are frequently located in inaccessible areas, largely untouched by industrial and economic development. Responsible mining practices, with the full involvement of local communities and governments, can ensure that long-term benefits accrue to the regions, even after mining has ceased.

Structures have been established at each of the operations to deal with the communities. These structures take the form of community committees or boards of executors of trusts with mine management participation. A key focus is the building of capacity within these structures and the creation of a greater sense of ownership which will ensure sustainability after mine closure.

At Sadiola and Yatela Mines an intergrated development plan is being developed which entails the identification of sustainable community-driven projects. At Morila Mine the mine has pledged the $500,000 for the setting up of a community trust fund.

At Geita Mine the Nyakabale agro project has been a remarkable success. It was established in June 2001 and to date 48 farmers from the local community have been trained and registered. Moringa seeds are being sold in Dar Es Salam and vegetables are sold to the mines contract catering company and the broader community. The project is now realizing a profit and is growing from strength to strength.

At most of the operations micro lending schemes exist where entrepreneurs from the local community obtain loans from the operations to start up local businesses.

At all operations, as a policy, preference is given to candidates from the local community when employment opportunities arise. Localization programs have been implemented at all operations with the main focus on the implementation of technical and managerial training programs to fast-track the career development of local employees.

North American operations

Environment: The US operations were subject to environmental inspections by major environmental federal and state regulatory authorities during 2003 and were in substantial compliance with permit requirements with the possible exception of a water quality matter at the CC&V operation, which is discussed more fully below.

Activities continued at the CC&V operation in the State of Colorado under approvals previously obtained from various government entities to expand the operations at the Cresson Project. The approvals obtained in August 2000 included an assessment by the State of Colorado of rehabilitation costs for the expanded operation. This estimate requires CC&V to provide financial assurance in the amount of approximately $52.0 million to cover rehabilitation obligations associated with the full build-out of the expansion. The total financial assurance now posted under Colorado law for the CC&V operation is approximately $41.5 million to cover rehabilitation obligations, which amount has been posted with the State of Colorado in the form of surety bonds by AngloGold via major US insurance companies.

Certain allegations were raised by the US Environmental Protection Agency (EPA) in 2001 related to self-reported excursions of CC&V's discharge permits in 1996 – 1999 and alleged discharges without necessary permits. EPA and the Colorado Water Quality Control Division (WQCD) evaluated significant information provided by CC&V relating to the allegations and after months of negotiations entered into two administrative settlements with CC&V and others in September 2002 to resolve EPA's allegations. Notwithstanding various available defenses, no in-stream exceedances and the last alleged excursion occurring nearly three years prior to entering into the settlements, CC&V and its joint venture partners made a conscious decision that attempting to settle the matter, rather than continuing with protracted and divisive litigation, was in the best interests of their employees and the communities where CC&V operates. The two settlement documents became final after public comment in the first quarter 2003 and CC&V has undertaken all required action under the documents.

Activities at the Jerritt Canyon Project in the State of Nevada were continued solely by underground mining at four mines. As noted previously, AngloGold sold its interest in Jerritt Canyon to Queenstake Resources USA Inc. (Queenstake) effective June 30, 2003. With the sale, AngloGold was released of all rehabilitation obligations at Jerritt Canyon due to the assumption of such obligation by Queenstake. As such, the State of Nevada and the United States Forest Service (USFS) released the surety bonds posted by AngloGold via major US insurance companies totalling approximately $33 million.

In Nevada, final rehabilitation activities continued at the Big Springs mine and mill. These rehabilitation activities have progressed to a stage that release of a majority of the posted financial assurance of approximately $3.0 million with the State of Nevada and the USFS can be pursued in 2004.

Activist groups have again threatened to pursue anti-mining initiatives in the State of Colorado in 2004. In 2002 and 2003, anti-mining legislation that would eliminate the use of cyanide heap leaching technologies for gold and silver associated with silver mining was introduced but defeated. In 2000, a similar anti-mining ballot initiative was proposed but unsuccessful. New legislation was required to be filed with the Colorado Senate by January 23, 2004 and the Colorado House by January 28, 2004. No bill was introduced by these deadlines; however, other avenues still exist for introducing legislation by filing a late status bill or amending an existing bill. The legislative session ends on May 5, 2004. A ballot initiative can be filed with the State of Colorado until approximately August 7, 2004 for the November 2004 election. As at March 15, 2004, no ballot initiative has been filed.

Sustainable development and social investment: In North America, AngloGold's operations make a positive contribution to the communities in which they operate. AngloGold supports projects with potential social, economic or environmental benefits. Some examples of such projects include the development, in conjunction with other mining companies and state and federal government agencies, of a voluntary program to reduce mercury air emissions at Nevada mines, and continued support towards the construction of a regional medical center in a community near CC&V.

South American operations

Environment: The South American operations were subjected to environmental inspections by state environmental authorities during 2003 and were found in compliance with local, state and federal environmental regulations.

At Morro Velho, work to evaluate the impact of old tailings was concluded and approved by the environmental regulatory authorities. Rehabilitation work is underway and is expected to last throughout the year.

One of the Morro Velho underground mines, Mina Velha, was closed in October 2003. Dismantling and clean up is being undertaken.

Morro Velho was audited during the first quarter and gained a NOSA (Integrated System of Occupational Health, Safety and Environment) 4-star rating. In late 2003, Cerro Vanguardia was re-audited and achieved a NOSA 4-star rating besides maintaining the ISO 14001 certification. Serra Grande was re-audited keeping its NOSA 5-star rating. Both Morro Velho and Serra Grande are seeking to be ISO 14001 certified.

The total anticipated environmental rehabilitation and closure costs for the South American operations is estimated at $42.2 million, of which AngloGold's attributable share is estimated at $38.9 million.

Environmental and social issues continue to receive attention. There is an ongoing environmental program that includes an improved waste collection and recycling campaign during the year, significantly reducing the amount of waste generated by the company.

At Serra Grande, an ongoing partnership project with the Federal Environmental Agency allows the Serra Grande Preservation Centre to house endangers species of birds. The Centre also comprises an indigenous botanical nursery with an annual production of 3,500 plants.

Sustainable development and social investment: In line with AngloGold's policy of sustainable development, the South American operations are actively involved in forming partnerships with local municipalities, communities and other institutions towards the upliftment of communities in which its operations are located. Examples of these are the agreement with the National University of Southern Patagonia for the monitoring of the flora, fauna and soil in the region of Cerro Vanguardia mine, aimed at preserving animal and plant species and maintaining water and soil quality. In addition, 3,101 fourth grade students attended the environmental educational program at The Harry Oppenheimer Centre for Environmental Education in Nova Lima.

Australian operations

Environment: Environmental management and compliance, as well as the promotion of social development in the regions in which the company operates, continued as a matter of priority during 2003. AngloGold Australia reported nine Category 3 incidents during the year compared with two incidents in 2002.

A Health, Safety, Environmental and Community Performance Report covering AngloGold's Australian operations was published. The publication is a requirement for signatories to the Australian Minerals Industry Code for Environmental Management (Code). AngloGold's Australian operations are signatories to the Code. The operations were in substantial compliance with material requirements of applicable Australian law.

The Union Reefs operation closed in late 2003. A detailed closure plan, addressing environmental, stakeholder and community issues, was approved by the Northern Territory Government. Rehabilitation of worked out open-pits, waste rock dumps and tailings disposal areas was advanced during 2003. The Union Reefs mine is on care and maintenance.

The Sunrise Dam operation maintained a strong focus on environmental management, with improvements to the Central Tailings Discharge area, internal auditing of cyanide management and continued compliance with license conditions.
Statutory approvals were received for the development of an underground mine and the construction of associated infrastructure. Where possible at Sunrise Dam during 2003, disturbed land was progressively rehabilitated.

The Boddington oxide operation closed during the final quarter of 2001. Rehabilitation of those parts of the operation that will not be affected by the future expansion operations was undertaken during 2002. Redundant plant and equipment were disposed of and progressively removed from site.

The Tanami process plant and associated service and tailings disposal facilities were leased to a third party for processing third party ore for a period of up to four years from 2001. The Tanami joint venture partners are not liable for the impact of these third party activities. Those parts of the Tanami operation that were not subject to the lease agreement are progressively being rehabilitated.

Estimated closure rehabilitation liabilities for the Australian operations at December 31, 2003 are:

Mine	**2002** **$ 000** [(1)]	**2003** **$ 000** [(1)]
Boddington	9,898	13,327
Union Reefs	1,343	1,040
Tanami	2,518	3,390
Sunrise Dam	10,351	13,936
Other	–	–
Total	24,110	31,693
Total (A$ 000)	A$43,091	A$42,072

(1) *Figures shown in $ thousands converted from Australian dollars at an exchange rate of A$1.3275 = $1 (2002: A$1.7873 = $1).*

Sustainable development and social investment: The company was involved in a number of community development and support initiatives during the year and maintained its commitment to training, employment and business support in indigenous communities. In recognition of its positive contribution to indigenous issues. AngloGold Australia and Carey Mining Ltd were awarded the Best New Sponsor Award for their partnership with the Art Gallery of Western Australia. AngloGold Australia and Carey Mining jointly sponsor the newly-created position of Trainee Indigenous Education Officer at the Gallery.

For further discussions of AngloGold’s property, plants and equipment, see “Item 4B.: Business overview” as well as note 16 to the consolidated financial statements "Provision for environmental rehabilitation”.

Item 5: Operating and financial review and prospects

The following operating and financial review and prospects are based on the US GAAP financial statements of AngloGold for the years ended and as at December 31, 2003, 2002 and 2001 which are included under Item 18 of this annual report.

Overview

For the year ended December 31, 2003, AngloGold produced approximately 5.6 million ounces of gold. Headquartered in Johannesburg, South Africa, AngloGold has a global presence with 19 operations comprising open-pit and underground mines and surface metallurgical plants in eight countries (Argentina, Australia, Brazil, Mali, Namibia, South Africa, Tanzania and the United States of America), supported by extensive, yet focused exploration activities in 11 countries. As at December 31, 2003, AngloGold had Proven and Probable Ore Reserves of approximately 63.1 million ounces on an attributable basis.

AngloGold's main product is gold. An insignificant portion of its revenue is derived from the sales of silver, uranium oxide and sulphuric acid. AngloGold sells its products on world markets.

AngloGold divides its worldwide operations into five geographic regions: South Africa (which comprises eight operations), East and West Africa (which encompasses five operations), North America (which encompasses one operation), South America (which encompasses three operations) and Australia (which encompasses two operations). For more information on AngloGold's business and operations, see “Item 4B.: Business overview — Products, operations and geographical locations”.

5A. Operating results

Introduction

AngloGold’s revenues are derived primarily from the sale of gold produced at its mines. An insignificant portion of its revenue is derived from the sales of silver, uranium oxide and sulphuric acid. As a result, AngloGold’s operating results are directly related to the price of gold which can fluctuate widely and are affected by numerous factors beyond its control, including industrial and jewellery demand, expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the price of gold sometimes is subject to rapid short-term changes because of speculative activities. The current demand for and supply of gold may affect gold prices, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.

As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below AngloGold’s cost of production at its operations, AngloGold could determine that it is not economically feasible to continue commercial production at any or all of its operations or to continue the development of some or all of its projects. AngloGold’s weighted average total cash costs per ounce of equity attributable production for its world-wide operations was $229 per ounce of gold produced in 2003, $161 in 2002 and $178 in 2001.

On March 15, 2004, the afternoon fixing price for gold on the London Bullion Market was $398.10 per ounce.

AngloGold’s costs and expenses consist primarily of production costs, royalties and depreciation, depletion and amortization. Production costs are incurred on labor, consumable stores which include explosives, timber, other consumables and utilities incurred in the production of gold. Labor is the largest component of production costs as AngloGold’s mining operations consists mainly of a combination of the use of both deep level underground mining methods as well as open-pit operations, which are labor intensive.

AngloGold is a global company, with operations in several regions on several continents, including South Africa, East and West Africa, North and South America and Australia, and is therefore exposed to a number of factors, which could impact on its profitability, resulting from exchange rate fluctuations, inflation and other risks relating to these specific countries. These factors are inherent in conducting mining operations on a global basis, and AngloGold applies measures, such as hedging instruments, intended to reduce its exposure to these factors.

In conducting mining operations, AngloGold recognizes the inherent risks and uncertainties of the industry, and the wasting nature of assets. The costs and expenses relating to the production of gold are either expensed or capitalized to mining assets. Recoverability of capitalized amounts is reviewed on a regular basis.

Effect of exchange rate fluctuations

Currently, the majority of AngloGold's revenues are generated in South Africa, and to a lesser extent in South America and Australia, and most of its production costs, therefore, are denominated in local currencies, such as the South African rand, the Brazilian real, the Argentinean peso and the Australian dollar. In 2003, AngloGold derived 77 percent of its revenues from these countries and incurred 80 percent of its production costs in these local currencies. In 2003, the weakening of the US dollar against these local currencies accounted for nearly $47 per ounce, or 69 percent of the total increase in total cash costs per ounce from 2002. As the price of gold is denominated in US dollars and AngloGold realizes the majority of its revenues in US dollars, devaluation of these local currencies against the US dollar improves AngloGold's profitability in the short-term. Mainly as a result of its hedging instruments, a small portion of AngloGold's revenues are denominated in South African rand and Australian dollar, which partially offsets the effect of the US dollar's strength or weakness on AngloGold's profitability. Based upon average rates during the respective years, the rand and the real strengthened by 28 percent and 4 percent respectively, against the US dollar in 2003 compared to 2002. The Argentinean peso traded freely against the US dollar from January 1, 2002 and had devalued to 3:1 against the US dollar by January 31, 2004. The Australian dollar, based on the average rates during the respective years, strengthened by 16 percent against the US dollar in 2003 compared to 2002.

In addition, to fund local operations and comply with South African exchange controls, AngloGold holds funds in local currencies, such as the rand and Australian dollar. The US dollar value of these currencies may be affected by exchange rate fluctuations and, as a result, AngloGold's cash and cash equivalents reported in US dollars could change. At December 31, 2003, approximately 63 percent of AngloGold's cash and cash equivalents were held in such currencies.

Certain exchange controls are currently in force in South Africa. Although the exchange rate of the rand is primarily market determined, its value at any time may not be considered a true reflection of the underlying value of the rand while exchange controls exist. The government has indicated its intention to lift exchange controls over time. When this occurs, rand exchange rates will be more closely tied to market forces. It is not possible to predict when this will occur or the future value of the rand. For a detailed discussion of these exchange controls, see "Item 10D.: Exchange controls".

Effect of inflation

AngloGold's operations have not been materially adversely affected by inflation in recent years. However, AngloGold is unable to control the prices at which it sells its gold (except to the limited extent that it utilizes commodity instruments) and it is possible, therefore, that if, there is to be significant inflation in South Africa, and to a lesser extent in South America and Australia, without a concurrent devaluation of the local currency or an increase in the price of gold, there could be a material adverse effect upon AngloGold's results and financial condition.

The rand/US dollar exchange rate, based upon average rates during the respective years, and the local annual inflation rate, as measured by the South African Producer Price Index (PPI), are set out in the table below**:**

Year ended December 31	**2003**	**2002**	**2001**
The average South African rand/US$ exchange rate (strengthened)/weakened by:	(28.0)	21.6	27.1
PPI (inflation rate) increase:	1.7	14.2	8.4
Net effect	**(29.7)**[1]	**7.4**	**18.7**

(1) *The decrease in the inflation rate from 2002, is outweighed by the impact of the strengthening of the rand relative to the US dollar over 2002.*

Effect of commodity instruments

AngloGold has utilized commodity instruments to protect the selling price of some of its anticipated gold production. Although the use of these instruments may protect a company against low gold prices, it will only do so for a limited period and only to the extent the hedge book can be sustained. The use of such instruments may also prevent full participation in subsequent increases in the market price for gold with respect to covered production. For a discussion of AngloGold's commodity instruments, see "Item 11.: Quantitative and qualitative disclosures about market risk".

Acquisitions and dispositions

The global gold mining industry has experienced active consolidation and rationalization activities in recent years. Accordingly, AngloGold has been, and expects to continue to be, involved in a number of acquisitions and dispositions as part of this global trend and to identify value-adding Business Combination and acquisition opportunities.

In February 2001, AngloGold sold its Deelkraal and Elandsrand mines at the West Wits operations in South Africa and in July 2001 sold its interest in No. 2 Shaft at the Vaal Reefs operations also in South Africa.

In November 2001, AngloGold announced the sale of its Free State operations in South Africa effective January 1, 2002. The sale closed in April 2002. AngloGold also announced the sale of its Normandy shares in January 2002 after its offer to purchase all of the outstanding share capital of Normandy Mining Limited in Australia expired without it obtaining control of Normandy.

During July 2002, AngloGold acquired an additional 46.25 percent interest in the Cerro Vanguardia mine in Argentina doubling its interest in this operation to 92.5 percent. The transaction was effective from July 1, 2002. With effect from October 1, 2002 AngloGold disposed of its wholly-owned subsidiary, Stone and Allied Industries, to a joint venture of that company's existing management and a group of black entrepreneurs.

On May 23, 2003, AngloGold announced that it had signed an agreement to sell its wholly-owned Amapari Project to Mineração Pedra Branca do Amapari. The effective date of the transaction was May 19, 2003. The Amapari project is located in the State of Amapá, North Brazil. Since acquiring the property as part of the Minorco transaction, the Company has sought to prove up additional reserve ounces in order to get it to a size and life that would justify the management resources needed to run it effectively. This was not achieved and AngloGold, on receiving an offer from a purchaser who could constructively turn this orebody to account, agreed to sell.

On June 6, 2003, AngloGold announced that it had finalized the sale of its 49 percent stake in the Gawler Craton Joint Venture, including the Tunkillia project located in South Australia to Helix Resources Limited. Helix's proposed acquisition of AngloGold's rights to the Tarcoola Project, 60 kilometres to the south, was excluded from the final agreement. This resulted in a restructure of the original agreement terms, as announced on April 8, 2003.

On July 2, 2003, AngloGold announced that it had concluded the sale of its interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA Inc. effective June 30, 2003. This followed negotiations originally announced on February 27, 2003. Queenstake accepted full closure and reclamation liabilities. The shares acquired by AngloGold in this transaction were issued by Queenstake Resources Limited, a subsidiary of Queenstake, and represents approximately 9.2 percent of that company's issued share capital. AngloGold disposed of its entire interest in Queenstake during November 2003.

On July 8, 2003 AngloGold disposed of its entire investment of 8,348,600 shares held in East African Gold Mines Limited and in the second half of 2003 AngloGold disposed of 952,481 shares in Randgold Resources Limited.

On September 18, 2003 AngloGold and Gold Fields Limited jointly announced that agreement had been reached on the sale by Gold Fields Limited of a portion of the Driefontein mining area in South Africa to AngloGold.

On November 14, 2003 AngloGold announced that it had entered into an agreement with Greater Pacific Gold Limited for the sale of its Union Reefs Gold Mine at Pine Creek, which closed in October 2003, together with associated assets and tenements. The sale is dependent upon Greater Pacific Gold Ltd meeting the staged payments schedule and various other related performance criteria. The effective date of the sale has not yet been finalized. The financial effects of this sale are not included in the consolidated financial statements as at and for the year ended December 31, 2003. See note 30 to the consolidated financial statements "Subsequent events". AngloGold does not expect that the sale will have a material impact on its earnings and financial position.

On November 24, 2003 AngloGold announced its agreement to sell its Western Tanami Project to Tanami Gold NL. The Western Tanami Project comprises an established exploration camp and associated equipment, a number of Exploration Licences in northern Western Australia and includes the Coyote gold project. The sales agreement was concluded on January 20, 2004. Except for a non-refundable deposit made on November 24, 2003 the financial effects of this sale are not included in the consolidated financial statements as at and for the year ended December 31, 2003. See note 30 to the consolidated financial statements "Subsequent events". AngloGold does not expect that the sale will have a material impact on its earnings and financial position.

Acquisitions have been accounted for as purchase business combinations under US GAAP. The consolidated financial statements reflect the operations and financial condition of AngloGold, assuming that acquisitions and dispositions took place on the effective date of these transactions. Therefore, the consolidated financial statements are not necessarily indicative of AngloGold's financial condition or results of operations for future periods. For a more detailed discussion of these transactions, see "Item 4A.: History and development of the company".

Overview of the AngloGold-Ashanti Business Combination

On May 16, 2003, AngloGold and Ashanti confirmed that they were in discussions regarding a proposed Business Combination of the two companies and on August 4, 2003 the companies announced that they had agreed the terms of a recommended Business Combination at an exchange ratio of 0.26 ordinary shares for every Ashanti share. On the same date, AngloGold entered into the Lonmin Support Deed, pursuant to which Lonmin, which currently holds 27.6 percent of Ashanti's issued share capital, agreed, among other things, to vote its Ashanti shares in favor of the Business Combination. After further discussions with AngloGold and detailed, careful consideration of a competitive proposal, and following the increase by AngloGold in the offer consideration from 0.26 to 0.29 ordinary shares, the Ashanti Board announced on October 14, 2003 that it was recommending the improved final offer from AngloGold.

On October 28, 2003, the Government of Ghana, which currently holds 16.8 percent of Ashanti's issued share capital, announced its support for the AngloGold offer, as well as the principal terms of a stability undertaking which the Government of Ghana intended to enter into with AngloGold. On December 12, 2003, AngloGold and the Government of Ghana entered into the Government Support Deed, pursuant to which the Government of Ghana agreed, among other things, to vote its Ashanti shares in favor of the Business Combination. Following the approval by the Parliament of Ghana of the terms of the Stability Agreement on February 18, 2004, AngloGold and the Government of Ghana executed the Stability Agreement.

The Business Combination is to be effected by means of a scheme of arrangement under Ghanaian law which requires the approval of not less than three-fourths of the votes cast by Ashanti shareholders present and entitled to vote either in person or by proxy, and the confirmation of the High Court of Ghana. The extraordinary meeting of Ashanti's shareholders required to approve the scheme of arrangement is set to take place on April 7, 2004. Under the terms of the Business Combination, holders of Ashanti securities will receive for every Ashanti share or Ashanti GDS, 0.29 ordinary shares or 0.29 ADSs of AngloGold.

Following the Business Combination, Ashanti will become a private company and a wholly-owned subsidiary of AngloGold. AngloGold has agreed to convene a general meeting of its shareholders to consider a special resolution to change its name to AngloGold Ashanti Limited as of completion of the Business Combination. This special resolution will need to be passed at a general meeting of AngloGold at which shareholders representing no less than one-fourth of the total votes of all of the shareholders entitled to vote thereat are present in person or by proxy, and the resolution will need to be approved, on a show of hands, by no less than three-fourths of AngloGold's shareholders present in person or by proxy or, where a poll has been demanded, by no less than three-fourths of the total votes that shareholders present in person or by proxy are entitled to cast. The board of directors of AngloGold has recommended that its shareholders vote in favor of this special resolution. AngloGold has received an undertaking from its largest shareholder, AA plc, which currently holds approximately 56 percent of AngloGold's issued share capital, to vote its shares in favor of this special resolution.

The Business Combination is subject to a number of conditions including the approval by the requisite majority of Ashanti shareholders of the Ghanaian Scheme of Arrangement and the relevant special resolution proposed at its extraordinary general meeting, the confirmation of the Scheme by the High Court of Ghana, the receipt of certain regulatory approvals and third party consents and the absence of any material adverse change to the business, financial condition, results of operations, assets or liabilities of Ashanti since December 31, 2002 (other than as publicly disclosed or announced by Ashanti prior to the date of the Transaction Agreement). If the conditions to the Business Combination are not satisfied or (if permissible) waived on or before May 31, 2004 or such later date as may be agreed by AngloGold or Ashanti, AngloGold and Ashanti may terminate the Transaction Agreement, in which case the Ghanaian Scheme of Arrangement will not become effective and the Business Combination will not be completed. AngloGold and Ashanti are not obliged to extend the period for the satisfaction or (if permissible) waiver of the conditions to the Business Combination beyond May 31, 2004. At this stage there is no guarantee that the conditions to the Business Combination will be satisfied and that the Business Combination will be completed.

Following the completion of the Business Combination, AngloGold will continue to be a growth focused, leading global gold producer. It will have one of the largest gold Ore Reserves bases in the industry, a significant and well diversified production base and the financial and technical resources to maximise organic growth from the existing asset base as well as to capitalize on further acquisition opportunities.

AngloGold expects that following completion of the Business Combination, a dedicated project team will undertake a feasibility study regarding Obuasi Deeps with anticipated expenditure for exploration and feasibility studies of $44 million over the next five years. Including this amount, the total capital expenditure for Obuasi Deeps is estimated to be $570 million in real terms over the expected life of mine. For the Existing Obuasi Mine, AngloGold intends to invest $110 million in real terms over the next five years on underground equipment, infrastructure and environmental and planning systems. This amount will be in addition to capital expenditure already planned by Ashanti and is in addition to the $44 million to be spent upon exploration of Obuasi Deeps, as referred to above. Under the Stability Agreement, AngloGold proposes to spend $220 million on the Existing Obuasi Mine over the next five years, which amount includes the $110 million referred to immediately above. AngloGold management anticipates that these initiatives will improve underground working conditions and mine planning, thereby increasing efficiencies with the objective of reducing anticipated cash operating costs at Obuasi by an estimated $20 per ounce in real terms over the next five years.

Following completion of the Business Combination, AngloGold intends to accelerate its exploration programs, particularly at Obuasi and at Siguiri. AngloGold also expects that its stronger balance sheet, combined with its proved capital raising capability, will support the funding of the above development projects at Obuasi and, in 2004, the CIP installation at Siguiri.

With respect to Ore Reserves, upon completion of the Business Combination AngloGold will have 83.8 million ounces of attributable Provenand Probable Ore Reserves based on AngloGold's and Ashanti's Proven and Probable Ore Reserves as at December 31, 2003 (which Ore Reserves were already adjusted for the sale by AngloGold of Amapari, the Western Tanami assets and its 70 percent interest in the Jerritt Canyon Joint Venture during 2003, as well as the closure in 2003 of Union Reefs). This represents approximately a 33 percent pro forma increase in AngloGold's Provenand Probable Ore Reserves as at December 31, 2003.

In terms of production, AngloGold expects the Business Combination to reinforce its position as one of the world's largest gold producers with a combined gold production of 6.9 million ounces. based upon AngloGold’s and Ashanti’s individual attributable production for 2003 (adjusted for the sale during 2003 by AngloGold of its 70 percent interest in the Jerritt Canyon Joint Venture as well as the closure of Union Reefs in 2003). This represents a 28 percent increase in AngloGold's attributable production level for the year ended December 31, 2003, similarly adjusted for the sale of Jerritt Canyon and the closure of Union Reefs.

Following completion of the Business Combination, AngloGold will have a portfolio of long-life, low-cost assets and different orebody types in key gold producing regions. Six operations in five countries will have combined Proven and Probable Ore Reserves of 41.2 million ounces with current life of mine plans of 15 years or longer. Finally, AngloGold's asset portfolio will be well diversified, comprising a balance of open-pit and underground production from a total of 24 operations (following the sale during 2003 by AngloGold of its interests in the Jerritt Canyon Joint Venture, as well as the closure in 2003 of Union Reefs) distributed across 11 countries in the principal gold producing regions of the world.

For a detailed discussion of AngloGold’s Business Combination with Ashanti, including a description of the contractual arrangements in connection with the Business Combination and an overview of Ashanti’s business, see Item “4A.: History and development of the company–Overview of the AngloGold-Ashanti Business Combination”.

Projects and growth opportunities

In addition to continuously monitoring and evaluating prospective acquisitions including the Business Combination, AngloGold’s management has identified a number of medium- to long-term organic growth opportunities for the company. For a discussion of these projects and opportunities, see “Item 5D.: Trend information – Growth opportunities”.

South African political, economic and other factors

AngloGold is a South African company and a majority of its operations are in South Africa. As a result, AngloGold is subject to various economic, fiscal, monetary and political factors that affect South African companies generally.

South African companies are subject to exchange control regulations. Governmental officials have from time to time stated their intentions to lift South Africa’s exchange control regulations when economic conditions permit such action. From 1998, certain aspects of exchange controls for financial institutions and individuals have been incrementally relaxed. It is, however, impossible to predict when the South African Government will remove exchange controls in their entirety. South African companies remain subject to restrictions on their ability to export and deploy capital outside of the Southern African Common Monetary Area, unless dispensation has been granted by the South African Reserve Bank. For a detailed discussion of exchange controls, see “Item 10D.: Exchange controls”.

In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources Development Act ("MPRDA"), which was passed by the parliament of South Africa in June 2002 . It will take effect on a date to be proclaimed by the President, which is expected to be during 2004. The MPRDA vests custodianship of South Africa's mineral rights in the State, which will issue prospecting rights or mining rights to applicants in the future. The existing common law prospecting, mining and mineral rights will cease to exist, but transitional arrangements are provided in order to give holders of existing rights the opportunity to convert their current rights into new rights. The new rights will be subject to a State royalty calculated on gross revenue as proposed in the draft Mineral and Petroleum Royalty Bill, 2003, which was released in March 2003 for comment and which proposes a royalty payment of 3 percent of gross revenue per annum, payable quarterly, in the case of gold. The company is currently evaluating and have not yet established the impact of the MPRDA and the draft Mineral and Petroleum Royalty Bill, 2003 on its earnings and financial position. For a detailed discussion of the MPRDA see "Item 4B.: Business Overview – Rights to mine and titles to properties – Mineral and Petroleum Resources Development Act".

Gold market in 2003

In 2003, the spot price of gold opened at $346 per ounce in January and closed at $415 per ounce in December, an increase of 20 percent, compared with $279 per ounce in January 2002 and $348 per ounce in December 2002. At its lowest, the spot price was $319 per ounce in 2003, 15 percent higher than $277 per ounce, the lowest spot price of gold for 2002. During 2003, the highest spot price of gold was $417 per ounce compared to a high of $354 per ounce for 2002. The average spot price of gold was $363 per ounce during 2003, $53 per ounce, or 17 percent, higher than $310 per ounce, the average spot price in 2002.

AngloGold believes that the primary mover in gold continues to be strong speculator and investor interest in the metal, driven by a number of fundamental economic circumstances. Among these circumstances is the anticipated further decline in the value of the US dollar. These same influences have pushed up prices of base metals and other commodities, although the extent of investor interest in precious metals is relatively high compared with the rest of the metals sector. The fourth quarter of 2003 again saw higher levels of open positions on the New York Commodity Exchange (Comex), reaching a high of 19 million ounces, or almost 600 tonnes, net long in futures and options contracts combined.

During the final quarter of 2003, the spot gold price tracked the US dollar/euro exchange rate. AngloGold believes that this exchange rate is an indicator rather than a determinant of gold price direction, at least in part, because many of the same economic fundamental issues affect the dollar as they do the gold market.

Investor and speculator interest in gold kept increasing throughout most of 2003, reflected particularly in the recorded statistics of Comex. Overall open interest and the net open position on that exchange are both at all-time high levels since the exchange commenced trading gold over twenty years ago.

During the final quarter of 2003 the World Gold Council launched the Gold Bullion Securities (GBS) product on the London Stock Exchange, a gold-backed fund enabling institutional and private investors to invest directly in gold through a traded instrument. This product followed the launch of a similar fund in Australia earlier in 2003. This new product attracted purchases amounting to 25 tonnes of bullion, and has since established two-way liquidity in the London market.

Physical demand for gold continued to decrease in the face of a rising gold price. Whilst gold offtake in jewellery for 2003 was lower by 7 percent year-on-year, in the second half of 2003 alone, demand fell by over 11 percent compared with 2002. India responded immediately to higher prices, and much of the expected seasonal demand in that region was negated by the Indian trade's unwillingness to buy gold in a rising market. With the spot price retracement in mid-January 2004, some recovery in seasonal buying might still occur in that market.

However, many other gold jewellery markets have also declined in this period. Lower levels of producer de-hedging added to the reduced demand. After six quarters of material levels of de-hedging, the second half of 2003 saw significantly less activity in this area, notwithstanding the announcement late in 2003 by Barrick Gold Corporation of its intention to cease new hedges and to reduce its hedge book. However, a substantial increase in implied net investment demand helped to balance the physical market.

On the supply side, mine production in 2003 was slightly higher than in 2002. However, scrap sales increased again, and at a little less than 1,000 tonnes for 2003, constitute almost a quarter of the supply of gold to the current market. Central bank sales of 591 tonnes in 2003 reached their highest level in a decade, but there was little negative response in the markets to this level of selling.

The physical market remains important as it provides a floor of support when investment interest weakens and prices soften. Whilst making every effort to encourage investor demand for gold in the current market, attention should also be paid to the health of the wider physical market in the medium and longer term.

The Washington Agreement on sales of gold by European central banks expires in less than nine months' time. Public statements by a number of senior European central bank officials at the Dubai meeting of the International Monetary Fund in 2003 indicate that there is little doubt that the agreement will be renewed, and good reason to expect that the behaviour of the signatories to this agreement will follow the precedent of the behaviour of these banks over the past four years.

Comparison of operating performance in 2003, 2002 and 2001

The following table presents operating data for the AngloGold group for the three year period ended December 31, 2003:

Operating data for AngloGold	**Year ended December 31**		
	2003	**2002**	**2001**
Gold production (thousand ounces)	5,616	5,939	6,983
Total cash costs ($/oz)	229	161	178
Total production costs ($/oz)	288	218	235
Production costs (million US dollars)	1,206	910	1,245
Capital expenditure (million US dollars)	363	271	298

Gold production

For the year ended December 31, 2003, AngloGold's total gold production decreased by 323,000 ounces or 5 percent, to 5.62 million ounces from 5.94 million ounces produced in 2002. Gold production from operations located in South Africa decreased by 4 percent from 3,412,000 ounces produced in 2002 to 3,281,000 ounces in 2003. This is attributable to lower stopping widths, lower reef developments, lower vamping and lower grades at Great Noligwa, lower volumes at Savuka, and at Ergo, a dwindling reserve tonnage base. Gold production in East and West Africa decreased by 10 percent from 1,085,000 ounces in 2002 to 981,000 ounces in 2003, mainly due to the reduction in gold grade primarily at Morila. Gold production in the North America region decreased by 16 percent from 462,000 ounces in 2002 to 390,000 ounces in 2003, primarily due to the disposal of AngloGold's 70 percent interest in the Jerritt Canyon Joint Venture with effect from June 30, 2003. Production at Cripple Creek & Victor increased by 58,000 ounces in 2003, due to additional product from expanded processing facilities, as a result of the completion of the expansion project at the Cresson Mine in the third quarter of 2002. South America's production increased from 478,000 ounces in 2002 to 532,000 ounces in 2003, due to the additional 46.25 percent interest acquired by AngloGold in Cerro Vanguardia in July 2002, as well as increased production at Morro Velho. The Australian operations produced 432,000 ounces of gold during 2003, compared with 502,000 ounces in 2002, as a result of the closure of Union Reefs and lower production at Sunrise Dam due to lower grades.

For the year ended December 31, 2002, AngloGold's total gold production decreased by 1,044,000 ounces, or about 15 percent, to 5.94 million ounces from 6.98 million ounces produced in 2001. Gold production from operations located in South Africa decreased by 27 percent from 4,670,000 ounces produced in 2001 to 3,412,000 ounces in 2002. This was mainly the result of the disposal of the Free State assets, which produced 1,199,000 ounces in the year ended December 31, 2001, as well as the disposal of Deelkraal and Elandsrand, which produced 35,000 ounces in 2001. Excluding production from these operations, total gold production would have increased by 3 percent from 5,749,000 ounces produced in 2001 to 5,939,000 ounces produced in 2002 and South African gold production would have decreased by 1 percent from 3,436,000 ounces produced in 2001 to 3,412,000 ounces produced in 2002. Gold production in East and West Africa increased by 25 percent or 217,000 ounces from 868,000 ounces in 2001 to 1,085,000 ounces in 2002. The main contributors were Morila where gold production increased by 169,000 ounces due to an unusually high recovered grade during 2002; Geita, where gold production increased by 17,000 ounces in 2002; the Yatela project in Mali, where gold production increased by 55,000 ounces; and Sadiola where gold production decreased by 22,000 ounces during 2002. Gold production in the North America region decreased by 7 percent or 34,000 ounces from 496,000 ounces in 2001 to 462,000 ounces in 2002.

This decrease in gold production was mainly due to Jerritt Canyon where gold production decreased by 45,000 ounces. Cripple Creek & Victor's gold production increased by 11,000 ounces in 2002 partially offsetting the decrease at Jerritt Canyon. South American operations recorded increasing gold production of 478,000 ounces in 2002, compared with 441,000 ounces in 2001, due mainly to the acquisition during the third quarter of 2002 of an additional 46.25 percent interest in the Cerro Vanguardia mine located in Argentina. The Australian operations produced 502,000 ounces of gold during 2002, compared with 508,000 ounces in 2001. This is mainly as a result of the closure of operations at Boddington and Tanami during 2001 and 2002, which produced a total of 100,000 ounces of gold in 2001 compared with 2,000 ounces of gold in 2002. The decrease in gold production was partially offset by an 87,000 ounce increase in gold produced at Sunrise Dam.

A more detailed review of gold production at each of AngloGold's operations is provided under "Item 4B.: Business overview".

Total cash costs and total production costs

The total cash cost for the year ended December 31, 2003 was $229 per ounce, $68 per ounce, or 42 percent higher than cash costs of $161 per ounce recorded in 2002. This change was mainly due to a combination of stronger local currencies against the US dollar in most operating regions and lower ore grade in several of these regions. Stronger currencies increased total cash costs by $47 per ounce and lower ore grade by a further $17 per ounce. Total cash costs for the South African, Australian and East and West African regions increased by 60 percent, 26 percent and 36 percent, respectively, in 2003, compared to 2002. The increases in total cash costs at the South African and Australian operations were mainly due to the strengthening of the South African rand and the Australian dollar against the US dollar (based on the average exchange rates of the rand against the US dollar of R7.55 and R10.48 and the Australian dollar against the US dollar of A$1.54 and A$1.84, during the year ended December 31, 2003 and 2002, respectively). East and West African operations recorded higher total cash costs in 2003 mainly due to lower recovered grades achieved at all operations when compared with 2002. Total cash costs for the North American region in 2003 remained mostly unchanged from 2002 while the South American region recorded an increase in total cash costs of 17 percent from 2002 due to costs associated with wet ore at Cerro Vanguardia and higher maintenance costs for mining equipment at Morro Velho and Serra Grande.

The total cash cost for the year ended December 31, 2002 was $161 per ounce, $17 per ounce, or 10 percent, lower than cash costs of $178 per ounce recorded in 2001. Of the $17 per ounce reduction in total cash costs over 2002, $24 per ounce related to the weakening of the South African rand against the US dollar. This change is mainly due to substantially lower cash cost recorded in the South African operations which decreased by 14 percent in 2002 when compared with 2001. Total cash costs at the South African operations decreased mainly for two reasons in 2002: firstly, due to the devaluation of the South African rand relative to the US dollar and, secondly, due to the disposal of relatively high cost producing operations, such as the disposal in February 2001 of Deelkraal and Elandsrand that recorded cash costs of $331 per ounce and $362 per ounce, respectively, in 2001, as well as the disposal of the Free State assets and Joel in January 2002. North America's total cash cost increased by 5 percent from 2001, mainly due to the higher usage and pricing of consumables and contract services focused on achieving higher production. East and West African, South American and the Australian regions recorded a decrease in total cash costs of 2 percent, 6 percent and 1 percent, respectively, in 2002 when compared with 2001.

Total production costs per ounce increased from $218 per ounce to $288 per ounce over 2003 and decreased from $235 per ounce to $218 per ounce over 2002.

A more detailed review of total cash costs and total production costs at each of AngloGold's operations is provided under "Item 4B.: Business overview".

Reconciliation of total cash costs and total production costs to financial statements

Total cash costs and total production costs are calculated in accordance with the guidelines of the Gold Institute industry standard and are not US GAAP measures. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting total production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999.

Total cash costs, as defined in the Gold Institute industry standard are production costs as recorded in the statement of operations, less offsite (i.e. central), general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs.

Total cash costs as calculated and reported by AngloGold include costs for all mining, processing, administration, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce are calculated by dividing attributable total cash costs by attributable ounces of gold produced. Total cash costs have been calculated on a consistent basis for all periods presented.

Total production costs, as defined in the Gold Institute industry standard are total cash costs, as calculated using the Gold Institute industry standard, plus amortization, depreciation and rehabilitation costs.

Total production costs as calculated and reported by AngloGold include total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce are calculated by dividing attributable total production costs by attributable ounces of gold produced. Total production costs have been calculated on a consistent basis for all periods presented.

Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to common stockholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP or as an indicator of the company's performance. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, the company believes that total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management of a mine's performance as they provide:

an indication of a mine's profitability, efficiency and cash flows;
the trend in costs as the mining operations mature over time on a consistent basis; and
an internal benchmark of performance to allow for comparison against other mining companies.

A reconciliation of production costs as included in the company's audited financial statements to total cash costs and to total production costs for each of the three years in the period ending December 31, 2003 is presented below. In addition the company has also provided below detail of the attributable ounces of gold produced by mine for each of those periods.

For the year ended December 31, 2003

South African operations [6]
(in $ millions, except as otherwise noted)

	Mponeng	Tau Tona	Savuka	Great Noligwa	Kopanang	Tau Lekoa	ERGO	Surface operations	Corporate [5]
Production costs	**118**	**122**	**85**	**168**	**130**	**91**	**73**	**22**	**(22)**
Less:									
Rehabilitation costs & other non-cash costs	-	(1)	(2)	(2)	(1)	-	(4)	-	-
Plus:									
Inventory movement	-	(3)	(1)	2	(2)	-	-	-	-
Royalties	-	-	-	-	-	-	-	-	-
Related party transactions [1]	5	7	2	9	5	4	2	1	-
Adjusted for:									
Minority interests [2]	-	-	-	-	-	-	-	-	-
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	-	28
Total cash costs	**123**	**125**	**84**	**177**	**132**	**95**	**71**	**23**	**6**
Plus:									
Depreciation, depletion and amortization	22	15	6	19	14	16	19	3	4
Employee severance costs	1	-	2	-	-	1	-	-	-
Rehabilitation and other non-cash costs	-	1	2	2	1	-	4	-	-
Adjusted for:									
Minority interests [2]	-	-	-	-	-	-	-	-	-
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	-	(2)
Total production costs	**146**	**141**	**94**	**198**	**147**	**112**	**94**	**26**	**8**
Gold produced (000' ounces) [3]	**499**	**646**	**187**	**812**	**497**	**322**	**203**	**115**	**-**
Total cash costs per ounce [4]	**247**	**194**	**448**	**218**	**266**	**294**	**349**	**200**	**-**
Total production costs per ounce [4]	**293**	**218**	**503**	**244**	**296**	**348**	**463**	**226**	**-**

For the year ended December 31, 2003

East and West African, North American, South American and Australian operations
(in $ millions, except as otherwise noted)

	EAST AND WEST AFRICA					NORTH AMERICA		SOUTH AMERICA			AUSTRALIA			
	Sadiola	Navachab	Geita	Morila	Yatela	Cripple Creek & Victor	Jerritt Canyon[8]	Cerro Vanguardia	Morro Velho	Serra Grande	Sunrise Dam	Boddington[9]	Union Reefs	Tanami[9]
Production costs	**31**	**20**	**59**	**27**	**19**	**50**	**30**	**26**	**33**	**20**	**81**	-	**23**	**-**
Less:														
Rehabilitation costs & other non-cash costs	-	(1)	(1)	(1)	(1)	5	-	(1)	(1)	-	(1)	-	(1)	-
Plus:														
Inventory movement	1	1	-	-	-	21	(1)	2	-	-	(1)	-	(2)	-
Royalties	4	-	3	7	2	2	-	6	-	-	3	-	-	-
Related party transactions [1]	-	-	-	1	-	-	-	-	-	-	-	-	-	-
Adjusted for:														
Minority interests [2]	-	-	-	-	-	-	-	(3)	-	(10)	-	-	-	-
Total cash costs	**36**	**20**	**61**	**34**	**20**	**78**	**29**	**30**	**32**	**10**	**82**	**-**	**20**	**-**
Plus:														
Depreciation, depletion and amortization	15	3	14	26	12	37	10	28	14	14	24	-	6	-
Employee severance costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs	-	1	1	1	1	(5)	-	1	1	-	1	-	1	-
Adjusted for:														
Minority interests [2]	-	-	-	-	-	-	-	(2)	-	(5)	-	-	-	-
Total production costs	**51**	**24**	**76**	**61**	**33**	**110**	**39**	**57**	**47**	**19**	**107**	**-**	**27**	**-**
Gold produced (000' ounces) [3]	**172**	**73**	**331**	**318**	**87**	**283**	**107**	**209**	**228**	**95**	**358**	**-**	**74**	**-**
Total cash costs per ounce [4]	**210**	**274**	**183**	**108**	**235**	**[7]199**	**270**	**143**	**141**	**109**	**228**	**-**	**272**	**-**
Total production costs per ounce [4]	**297**	**329**	**230**	**192**	**379**	**389**	**364**	**273**	**206**	**200**	**299**	**-**	**365**	**-**

For the year ended December 31, 2003

AngloGold operations - Total

(in $ millions, except as otherwise noted)

	Total
Production costs per financial statements	**1,206**
Less:	
Rehabilitation costs & other non-cash costs	(13)
Plus:	
Inventory movement	17
Royalties	27
Related party transactions [(1)]	36
Adjusted for:	
Minority interests [(2)]	(13)
Non-gold producing companies and adjustments	28
Total cash costs	**1,288**
Plus:	
Depreciation, depletion and amortization	321
Employee severance costs	4
Rehabilitation and other non-cash costs	13
Adjusted for:	
Minority interests [(2)]	(7)
Non-gold producing companies and adjustments	(2)
Total production costs	**1,617**
Gold produced (000' ounces) [(3)]	**5,616**
Total cash costs per ounce [(4)]	**229**
Total production costs per ounce [(4)]	**288**

(1) *Related party transactions is a separately disclosed item on AngloGold's consolidated statements of income. However, this expense relates solely to production costs as included in the company's consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.*

(2) *Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.*

(3) *Attributable production only.*

(4) *In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.*

(5) *Corporate includes non-gold producing subsidiaries.*

(6) *Excludes Elandsrand & Deelkraal and the Free State mines as these were sold effective February 1, 2001 and January 1, 2002, respectively.*

(7) *Total cash costs per ounce calculation includes inventory change.*

(8) *Jerritt Canyon Joint Venture was sold effective June 30, 2003. Results are included for the six months ended June 30, 2003.*

(9) *There was no production attributable to AngloGold in 2003.*

For the year ended December 31, 2002

South African operations [6]
(in $ millions, except as otherwise noted)

	Mponeng	Tau Tona	Savuka	Great Noligwa	Kopanang	Tau Lekoa	ERGO	Surface operations	Corporate [5]
Production costs	**77**	**79**	**56**	**101**	**83**	**57**	**53**	**15**	**13**
Less:									
Rehabilitation costs & other non-cash costs	-	(1)	-	(1)	(2)	(1)	(7)	(1)	-
Plus:									
Inventory movement	1	1	-	2	(1)	1	-	-	-
Royalties	-	-	-	-	-	-	-	-	-
Related party transactions [1]	5	6	2	7	4	3	3	-	-
Adjusted for:									
Minority interests [2]	-	-	-	-	-	-	-	-	-
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	-	(12)
Total cash costs	**83**	**85**	**58**	**109**	**84**	**60**	**49**	**14**	**1**
Plus:									
Depreciation, depletion and amortization	29	12	13	15	12	15	17	3	4
Employee severance costs	-	1	-	-	1	1	-	-	-
Rehabilitation and other non-cash costs	-	1	-	1	2	1	7	1	-
Adjusted for:									
Minority interests [2]	-	-	-	-	-	-	-	-	-
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	-	(3)
Total production costs	**112**	**99**	**71**	**125**	**99**	**77**	**73**	**18**	**2**
Gold produced (000' ounces) [3]	**466**	**643**	**236**	**880**	**511**	**311**	**264**	**101**	-
Total cash costs per ounce [4]	**178**	**132**	**245**	**124**	**165**	**192**	**184**	**139**	-
Total production costs per ounce [4]	**240**	**154**	**301**	**142**	**194**	**248**	**277**	**178**	-

For the year ended December 31, 2002

East and West African, North American, South American and Australian operations
(in $ millions, except as otherwise noted)

	EAST AND WEST AFRICA					NORTH AMERICA		SOUTH AMERICA			AUSTRALIA			
	Sadiola	**Navachab**	**Geita**	**Morila**	**Yatela**	**Cripple Creek & Victor**	**Jerritt Canyon**	**Cerro Vanguardia**	**Morro Velho**	**Serra Grande**	**Sunrise Dam**	**Boddington**	**Union Reefs**	**Tanami [8]**
Production costs	**27**	**12**	**49**	**23**	**17**	**30**	**61**	**18**	**27**	**18**	**65**	-	**29**	-
Less:														
Rehabilitation costs & other non-cash costs	-	-	(1)	-	(1)	10	(2)	(1)	-	-	(1)	-	(3)	-
Plus:														
Inventory movement	-	-	-	-	1	19	-	(1)	-	(1)	1	-	-	-
Royalties	3	-	3	8	2	2	-	4	-	-	3	-	-	-
Related party transactions [1]	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted for:														
Minority interests [2]	-	-	-	-	-	-	-	(1)	-	(8)	-	-	-	-
Total cash costs	**30**	**12**	**51**	**31**	**19**	**61**	**59**	**19**	**27**	**9**	**68**	-	**26**	-
Plus:														
Depreciation, depletion and amortization	15	6	14	31	7	37	21	19	15	15	19	-	14	-
Employee severance costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs	-	-	1	-	1	(10)	2	1	-	-	1	-	3	-
Adjusted for:														
Minority interests [2]	-	-	-	-	-	-	-	-	-	(6)	-	-	-	-
Total production costs	**45**	**18**	**66**	**62**	**27**	**88**	**82**	**39**	**42**	**18**	**88**	-	**43**	-
Gold produced (000' ounces) [3]	**182**	**85**	**290**	**421**	**107**	**225**	**237**	**179**	**205**	**94**	**382**	**2**	**118**	-
Total cash costs per ounce [4]	**163**	**147**	**175**	**74**	**175**	**[7] 187**	**249**	**104**	**131**	**100**	**177**	-	**224**	-
Total production costs per ounce [4]	**247**	**212**	**228**	**147**	**252**	**391**	**346**	**218**	**205**	**191**	**230**	-	**364**	-

For the year ended December 31, 2002

AngloGold operations - Total

(in $ millions, except as otherwise noted)

	Total
Production costs per financial statements	**910**
Less:	
Rehabilitation costs & other non-cash costs	(12)
Plus:	
Inventory movement	23
Royalties	25
Related party transactions [1]	30
Adjusted for:	
Minority interests [2]	(9)
Non-gold producing companies and adjustments	(12)
Total cash costs	**955**
Plus:	
Depreciation, depletion and amortization	333
Employee severance costs	3
Rehabilitation and other non-cash costs	12
Adjusted for:	
Minority interests [2]	(6)
Non-gold producing companies and adjustments	(3)
Total production costs	**1,294**
Gold produced (000' ounces) [3]	**5,939**
Total cash costs per ounce [4]	**161**
Total production costs per ounce [4]	**218**

[1] *Related party transactions is a separately disclosed item on AngloGold's consolidated statements of income. However, this expense relates solely to production costs as included in the company's consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.*

[2] *Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.*

[3] *Attributable production only.*

[4] *In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.*

[5] *Corporate includes non-gold producing subsidiaries.*

[6] *Excludes Elandsrand & Deelkraal and the Free State mines as these were sold effective February 1, 2001 and January 1, 2002, respectively.*

[7] *Total cash costs per ounce calculation includes inventory change.*

[8] *There was no production attributable to AngloGold in 2002.*

For the year ended December 31, 2001

South African operations

(in $ millions, except as otherwise noted)

	Mponeng	Elandsrand	TauTona	Savuka	Deelkraal	Great Noligwa	Kopanang	Tau Lekoa	Bambanani	Tshepong	Matjhabeng	Joel	ERGO	Surface operations	Corporate [5]
Production costs	**78**	**7**	**89**	**57**	**4**	**112**	**83**	**58**	**92**	**65**	**44**	**42**	**70**	**23**	**40**
Less:															
Rehabilitation costs															
& other non-cash costs	-	-	-	-	-	(1)	(1)	-	(2)	(1)	(1)	-	(2)	-	-
Plus:															
Inventory movement	-	-	-	-	-	(1)	-	(3)	-	-	(1)	-	(1)	(1)	-
Royalties	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Related party transactions [1]	4	-	7	3	-	12	6	3	5	4	2	2	4	2	-
Adjusted for:															
Minority interests [2]	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-gold producing companies and															
adjustments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(36)
Total cash costs	**82**	**7**	**96**	**60**	**4**	**122**	**88**	**58**	**95**	**68**	**44**	**44**	**71**	**24**	**4**
Plus:															
Depreciation, depletion and amortization	20	-	15	24	1	12	11	13	11	14	29	9	13	10	2
Employee severance costs	1	-	1	1	-	1	1	-	3	1	10	3	-	-	-
Rehabilitation and other non-cash costs	-	-	-	-	-	1	1	-	2	1	1	-	2	-	-
Adjusted for:															
Minority interests [2]	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3)
Total production costs	**103**	**7**	**112**	**85**	**5**	**136**	**101**	**71**	**111**	**84**	**84**	**56**	**86**	**34**	**3**
Gold produced (000' ounces) [3]	**366**	**20**	**622**	**240**	**13**	**1,004**	**494**	**286**	**412**	**383**	**188**	**127**	**332**	**182**	-
Total cash costs per ounce [4]	**223**	**362**	**154**	**248**	**331**	**122**	**178**	**203**	**230**	**178**	**236**	**345**	**215**	**132**	-
Total production costs per ounce [4]	**281**	**362**	**180**	**354**	**385**	**135**	**204**	**248**	**269**	**219**	**447**	**441**	**259**	**187**	-

For the year ended December 31, 2001

East and West African, North American, South American and Australian operations
(in $ millions, except as otherwise noted)

	EAST AND WEST AFRICA					NORTH AMERICA		SOUTH AMERICA			AUSTRALIA			
	Sadiola	Navachab	Geita	Morila	Yatela	Cripple Creek & Victor	Jerritt Canyon	Cerro Vanguardia	Morro Velho	Serra Grande	Sunrise Dam	Boddington	Union Reefs	Tanami
Production costs	**22**	**14**	**41**	**22**	**8**	**37**	**65**	**17**	**33**	**21**	**49**	**16**	**29**	**7**
Less:														
Rehabilitation costs & other non-cash costs	-	-	(1)	-	-	3	(2)	-	(3)	-	(1)	-	(1)	-
Plus:														
Inventory movement	1	-	(2)	-	(1)	12	-	-	(3)	-	(4)	(2)	(2)	(1)
Royalties	4	-	2	4	1	-	-	3	-	-	1	1	-	-
Related party transactions [1]	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted for:														
Minority interests [2]	-	-	-	-	-	-	-	(2)	-	(11)	-	-	-	-
Total cash costs	**27**	**14**	**40**	**26**	**8**	**52**	**63**	**18**	**27**	**10**	**45**	**15**	**26**	**6**
Plus:														
Depreciation, depletion and amortization	16	7	13	22	4	22	19	14	13	15	16	3	17	6
Employee severance costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs	-	-	1	-	-	(3)	2	-	3	-	1	-	1	-
Adjusted for:														
Minority interests [2]	-	-	-	-	-	-	-	-	-	(6)	-	-	-	-
Total production costs	**43**	**21**	**54**	**48**	**12**	**71**	**84**	**32**	**43**	**19**	**62**	**18**	**44**	**12**
Gold produced (000' ounces) [3]	**204**	**87**	**273**	**252**	**52**	**214**	**282**	**136**	**209**	**96**	**295**	**78**	**114**	**22**
Total cash costs per ounce [4]	**131**	**164**	**147**	**103**	**149**	**[6] 187**	**223**	**133**	**127**	**107**	**153**	**190**	**230**	**278**
Total production costs per ounce [4]	**211**	**241**	**198**	**190**	**231**	**332**	**298**	**235**	**206**	**198**	**210**	**231**	**386**	**545**

For the year ended December 31, 2001

AngloGold operations - Total

(in $ millions, except as otherwise noted)

	Total
Production costs per financial statements	**1,245**
Less:	
Rehabilitation costs & other non-cash costs	(13)
Plus:	
Inventory movement	(9)
Royalties	16
Related party transactions [(1)]	54
Adjusted for:	
Minority interests [(2)]	(13)
Non-gold producing companies and adjustments	(36)
Total cash costs	**1,244**
Plus:	
Depreciation, depletion and amortization	371
Employee severance costs	22
Rehabilitation and other non-cash costs	13
Adjusted for:	
Minority interests [(2)]	(6)
Non-gold producing companies and adjustments	(3)
Total production costs	**1,641**
Gold produced (000' ounces) [(3)]	**6,983**
Total cash costs per ounce [(4)]	**178**
Total production costs per ounce [(4)]	**235**

(1) *Related party transactions is a separately disclosed item on AngloGold's consolidated statements of income. However, this expense relates solely to production costs as included in the company's consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.*

(2) *Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.*

(3) *Attributable production only.*

(4) *In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.*

(5) *Corporate includes non-gold producing subsidiaries.*

(6) *Total cash costs per ounce calculation includes inventory change.*

Capital expenditure

Total capital expenditure during the year ended December 31, 2003 was $363 million, compared to $271 million in 2002, which represents a $92 million, or 34 percent, increase in capital expenditure on a group level. In South Africa, capital expenditure increased from $106 million spent in 2002 to $242 in 2003, mainly due to the Moab Khotsong and Mponeng shaft deepening projects, the acquisition of a portion of the Driefontein mining area, known as 1C11, from Gold Fields Limited during September 2003 and the strengthening of the South African rand against the US dollar. Capital expenditure in the North American and Australian regions, decreased from $74 million and $31 million spent in 2002, to $27 million and $21 million, respectively, in 2003. The decrease in North America was mainly due to the completion of the Cresson Mine expansion at Cripple Creek & Victor in the third quarter of 2002. East and West African and South American regions recorded capital expenditure of $26 million and $43 million in 2003, compared to $27 million and $27 million, respectively, in 2002. Capital expenditures on other minor projects decreased from $6 million in 2002 to $4 million in 2003.

Total capital expenditure during the year ended December 31, 2002 was $271 million compared with $298 million in 2001, which represents a $27 million, or 9 percent, decrease in capital expenditure on a group level. In South Africa, capital expenditure increased from $96 million spent in 2001 to $106 million for 2002, mainly due to the construction of the Vaal River number 8 mill which was mainly completed in 2003 to be used by both Great Noligwa and Moab Khotsong. Capital expenditure in the North American and Australian regions, decreased from $93 million and $42 million spent in 2001 to $74 million and $31 million spent in 2002, respectively, mainly due to the completion of the expansion projects at Cripple Creek and Victor (in the US) during 2002 and Sunrise Dam in the Australian region in May 2001. East and West African and South American regions recorded capital expenditures of $27 million and $27 million in 2002, compared to $34 million and $23 million, respectively, in 2001. Capital expenditures on other minor projects decreased from $10 million in 2001 to $6 million in 2002.

A more detailed review of capital expenditure at each of AngloGold's operations is provided under "Item 4B.: Business overview".

Comparison of financial performance on a segment basis for 2003, 2002 and 2001

AngloGold produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of five different geographic segments.

Revenues

	Year ended December 31					
	2003		2002		2001	
(in millions)	**$**	**%**	**$**	**%**	**$**	**%**
Category of activity						
Total revenues						
Product sales	2,026		1,761		2,041	
Interest, dividends and other	36		38		25	
Total revenues	**2,062**		**1,799**		**2,066**	
Geographical area data						
Total revenues						
South Africa	1,206	58	966	54	1,308	63
East and West Africa	343	17	333	19	258	12
North America	129	6	153	9	163	8
South America	227	11	192	11	182	9
Australia	157	8	155	7	155	8
Total revenues	**2,062**	**100**	**1,799**	**100**	**2,066**	**100**

In 2003, 58 percent of AngloGold's total revenues were derived from its operations in South Africa, compared to 54 percent in 2002, mainly as a result of a higher unit price of gold during 2003. Operations in East and West Africa and North America contributed 17 percent and 6 percent of AngloGold's total revenues during 2003, compared to 19 percent and 9 percent, respectively, in 2002. This decrease in East and West African and North American revenues as a percentage of total revenues was mainly due to lower gold production during 2003 and the disposal of AngloGold's 70 percent interest in the Jerritt Canyon Joint Venture with effect from June 30, 2003. In 2003, South America and Australia accounted for approximately 11 percent and 8 percent of total revenues compared with 11 percent and 7 percent, respectively, in 2002.

In 2002, 54 percent of AngloGold's total revenues were derived from its operations in South Africa, compared to 63 percent in 2001. Operations in East and West Africa accounted for 19 percent of AngloGold's total revenues during 2002, compared to 12 percent in 2001. This decrease in South African and increase in East and West African revenues as a percentage of total revenues is due to three reasons: first, the divestiture at the beginning of 2002 of the Free State assets situated in South Africa; second, revenue derived from the Yatela project in Mali where gold production commenced in the third quarter of 2001; and third, revenue derived from the Morila operations as mining intersected a localized area of high grade ore in the third quarter of 2002. During the year ended December 31, 2002, revenues generated from Yatela and Morila amounted to $33 million and $130 million, compared to $16 million and $69 million in 2001. In 2002, North America, South America and Australia accounted for approximately 9 percent, 11 percent and 7 percent of total revenues compared with 8 percent, 9 percent and 8 percent, respectively, in 2001. The increase in revenues from the South American operations as a percentage of total revenues is due mainly to the full year impact of the additional 46.25 percent interest acquired in July 2002 in the Cerro Vanguardia mine located in Argentina.

Assets

	Year ended December 31					
	2003		**2002**		**2001**	
(in millions)	**$**	**%**	**$**	**%**	**$**	**%**
Geographical area data						
Total segment assets						
South Africa	3,120	56	2,243	49	1,731	46
East and West Africa	810	15	837	18	769	20
North America	416	7	557	12	546	14
South America	584	10	455	10	310	8
Australia	649	12	485	11	432	12
Total segment assets	**5,579**	**100**	**4,577**	**100**	**3,788**	**100**

At December 31, 2003, 56 percent of AngloGold's total assets were located in South Africa, compared with 49 percent at the end of 2002. The increase in the value of the South African assets as a percentage of total assets was mainly due to the strengthening of the South African rand relative to the US dollar in 2003 by 22 percent (based on the exchange rates of R8.58 and R6.67 per US dollar on January 1, 2003 and December 31, 2003, respectively). East and West African assets of AngloGold represented 15 percent of AngloGold's total assets at December 31, 2003 while at the end of the same period in 2002 this share was 18 percent. North American assets accounted for 7 percent of total assets at December 31, 2003 compared with 12 percent at December 31, 2002. The decrease in the value of North American assets relative to the total assets is largely due to the disposal of AngloGold's 70 percent interest in the Jerritt Canyon Joint Venture with effect from June 30, 2003. South American and Australian assets accounted for 10 percent and 12 percent, respectively, of total assets at December 31, 2003 compared with 10 percent and 11 percent, respectively, at December 31, 2002.

At December 31, 2002, 49 percent of AngloGold's total assets were located in South Africa, compared with 46 percent at the end of 2001. East and West African assets of AngloGold represented 18 percent of AngloGold's total assets at December 31, 2002 while at the end of the same period in 2001 this share was 20 percent. The increase in the value of the South African assets as a percentage of total assets was mainly due to the strengthening of the South African rand relative to the US dollar in 2002, when compared with 2001, which increased the value of South African assets relative to the value of total assets in US dollar terms. The increase in the value of the South African assets is partially offset by the absolute decrease in South African assets consequent on divestiture of the Free State assets at the beginning of 2002. As part of this transaction, as at December 31, 2001, the value of the Free State assets was written down by $173 million to the net selling price as negotiated with Harmony and African Rainbow Minerals Gold Limited.

North American, South American and Australian assets accounted for 12 percent, 10 percent and 11 percent, respectively, of total assets at December 31, 2002 compared with 14 percent, 8 percent and 12 percent, respectively, at December 31, 2001. The increase in the value of South American assets relative to the total assets is largely due to the acquisition during the third quarter of 2002 of an additional 46.25 percent interest in the Cerro Vanguardia mine located in Argentina.

Comparison of financial performance in 2003 with 2002

Revenues

Revenues from product sales and other income increased from $1,799 million in 2002 to $2,062 million in 2003 representing a 15 percent increase over the period. This increase was mainly the result of a higher unit price of gold during 2003, as the average spot price of gold was $363 per ounce, $53 per ounce, or 17 percent, higher than $310 per ounce, the average spot price in 2002. The increase in revenue was partly offset by a 5 percent decrease in gold production from 2002. The majority of product sales consisted of US dollar-denominated gold sales. Revenues from the South African operations increased by $249 million to $1,179 million from $930 million realized in 2002, a 27 percent increase, mainly as a result of the higher gold price. The increase in revenues was partly offset by reduced gold production at the South African operations (4 percent lower in 2003 compared with 2002). Revenues derived from the East and West African operations in 2003, increased by $9 million or 3 percent to $338 million from $329 million being recorded in 2002. Revenues from the North American operations decreased by $24 million or 16 percent from $152 million in 2002 to $128 million in 2003, primarily due to the disposal of AngloGold's 70 percent interest in the Jerritt Canyon Joint Venture with effect from June 30, 2003. The South American operations recorded revenues of $224 million in 2003 compared to $195 million in 2002. The increase of $29 million revenues from the South American operations over 2002 is mainly due to the impact of the additional 46.25 percent interest acquired during July 2002 in the Cerro Vanguardia mine in Argentina as well as an increase in production at Morro Velho (11 percent) and Serra Grande (1 percent). Revenues from the Australian operations amounted to $157 million during 2003, compared to $155 million in 2002.

Production costs

Production costs increased by 33 percent from $910 million in 2002 to $1,206 million in 2003. This increase was a result of the strengthening of local currencies against the US dollar in most of the countries in which AngloGold operates and lower gold grade ore mined or recovered at certain operations.

Production costs in AngloGold’s South African operations, increased by $253 million to $787 million in 2003 from $534 million in 2002, primarily due to the strengthening of the South African rand relative to the US dollar. About 65 percent of AngloGold’s total production costs were denominated in South African rands in 2003.

Wages constituted approximately half of South African production costs in 2003 and negotiated pay increases, as part of a two-year wage and productivity agreement, resulted in an increase of 10 and 9.5 percent effective from July 2003. This agreement covers a significant majority of AngloGold’s employees in South Africa and will expire June 30, 2005. Approximately 87 percent of AngloGold's workforce is located in South Africa, of which approximately 86 percent belong to registered and unregistered trade unions in South Africa.

Production costs at Ergo in the South African operations were negatively impacted by an increased loss on acid by-products from the lower-than-planned sulphur grades and the impact of lower production (23 percent).

Production costs relating to East and West Africa increased from $128 million in 2002 to $156 million in 2003, mainly as a result of: throughput being affected by damage to the SAG mill motor causing a 39-hour plant shutdown, delays in the commissioning of the plant expansion project at Morila, increased reagent costs associated with increased treatment of sulphide material and increased metallurgical plant maintenance costs at Sadiola and at Yatela, where the installation in June 2003 of new crushers to replace the mineral sizers led to increased throughput in the second half of the year, despite the initial problems experienced with the commissioning of the new crusher circuit. Production costs relating to the North American operations decreased from $91 million in 2002 to $80 million in 2003, mainly as a result of the disposal of AngloGold's 70 percent interest in the Jerritt Canyon Joint Venture with effect from June 30, 2003. The South American and Australian operations recorded production costs of $79 million and $104 million in 2003, compared to $63 million and $94 million in 2002, respectively.

Exploration costs

Exploration costs increased from $28 million in 2002 to $40 million in 2003. During 2003, the exploration focus continued in countries in which AngloGold already has operations, namely in Argentina, Australia, Brazil, Tanzania, Mali, Namibia, South Africa and the United States. In addition, exploration was pursued in highly prospective areas in Alaska, Canada and Peru. Exploration commenced within the "frontier" area of Mongolia, while exploration activities was terminated in Nevada and Tanzania and curtailed within Australia, where further exploration expenditure is considered to have reached the point of diminishing returns. For a discussion of AngloGold's exploration activities in 2003, see "Item 4B.: Business overview – Global exploration".

Related party transactions

Related party transactions in 2003 amounted to $36 million compared with $40 million recorded in 2002. Of the total charges recorded in 2003, transactions with subsidiaries of Anglo American plc (AA plc) and with associates of AngloGold amounted to $36 million, an increase of $6 million, or 20 percent, from $30 million in 2002. The additional charges of $10 million included under related party transactions for 2002 relate to the settlement by AngloGold of a claim in respect of an alleged breach of contract. For a detailed discussion of related party transactions, see "Item 5B.: Liquidity and capital resources – Related party transactions".

General and administrative

General and administrative expenses increased from $30 million in 2002 to $43 million in 2003, mainly as a result of the strengthening of the South African rand relative to the US dollar, which negatively impacted on general and administrative expenses as approximately 86 percent of these costs are South African rand denominated.

Royalties

Royalties paid increased from $25 million in 2002 to $27 million in 2003, with royalties in East and West Africa, North America, South America and Australia amounting to $16 million, $2 million, $6 million and $3 million, respectively, in 2003 compared with $16 million, $2 million, $4 million and $3 million, respectively, in 2002. In East and West Africa royalties are payable to the Malian (for Semos, Morila and Yatela) and Tanzanian (for Geita) governments calculated as a percentage of revenues. In addition, at Yatela royalties are paid to the Government of Mali based on ounces produced from the Sadex license area calculated at $2.50 per ounce produced. The Sadex license area is estimated to contain 35 percent of the total Yatela life of mine ounces. In North America royalties are payable to a small number of private claim holders based on ounces produced and percentage ownership of the specific claim being mined. In South America royalties are payable to Fomicruz a State owned company in the Santa Cruz Province, being the minority shareholder of the Cerro Vanguardia operation calculated as a percentage of revenues. Australian royalties are payable to the Government as specified in the relevant legislation in each State of Territory based on ounces produced.

Market development costs

Market development costs increased from $17 million in 2002 to $19 million in 2003. During 2003, approximately 55 percent (2002: 73 percent) of these costs were spent through the World Gold Council (WGC). For a detailed discussion on market development costs, see "Item 4B. : Business overview – Gold marketing".

Research and development

Research and development decreased from $1 million in 2002 to $nil million in 2003. For a detailed discussion on research and development, see "Item 4B. : Business overview – Research and development".

Depreciation, depletion and amortization

Depreciation, depletion and amortization expense decreased by 4 percent from $333 million in 2002 to $321 million in 2003. Lower depreciation, depletion and amortization charges were recorded in the South African, East and West African and Australian operations ($118 million, $70 million and $30 million, respectively, in 2003 compared with $120 million, $73 million and $33 million, respectively, in 2002) in line with lower production. In North America, depreciation, depletion and amortization expense decreased by 19 percent from $58 million in 2002 to $47 million in 2003, principally due to the disposal of AngloGold's 70 percent interest in the Jerritt Canyon Joint Venture with effect from June 30, 2003. The South American operations recorded an increase in depreciation, depletion and amortization expense during 2003 to $56 million compared to $49 million in 2002. This was mainly due to the full year impact of the additional 46.25 percent interest acquired during July 2002 in the Cerro Vanguardia mine in Argentina.

Impairment of assets

An impairment of assets of $78 million was recorded in 2003 which consists of: the Savuka assets in South Africa ($59 million), various exploration assets in the Australian region ($9 million), mining equipment in South America ($1 million) and $9 million relating to investments. The Savuka assets were impaired as a result of the lower rand gold price achieved by the South African operations during 2003 when compared with 2002. No impairment of assets was recorded in 2002.

Interest expense

Interest expense increased by $5 million from $44 million recorded in 2002 to $49 million in 2003, an 11 percent increase. The increase in interest expense from 2002 was mainly due to finance charges paid on the senior unsecured bonds issued in August 2003 (the corporate bond), being partly offset by lower prevailing LIBOR rates to which most of AngloGold’s debt is pegged. Approximately 99 percent (2002: 99 percent) of AngloGold’s debt (exclusive of the rand denominated corporate bond) is denominated in US dollars in 2003.

Accretion expense

Accretion expense of $2 million was recorded in 2003 relating to the adoption of SFAS 143 “Accounting for Asset Retirement Obligations (ARO’s)”, with effect from January 1, 2003. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.

Employment severance cost

Employment severance costs increased to $4 million in 2003 from $3 million in 2002. The 2003 expense related to retrenchments in the South African region reflecting mainly downsizing at Savuka mine.

Profit/loss on sale of assets

The profit on sale of assets of $55 million recorded in 2003 comprises: a profit on the sale by AngloGold of its 70 percent interest in the Jerritt Canyon Joint Venture in North America to Queenstake Resources USA Inc. ($10 million), a profit on the sale of the Queenstake investment held by North America ($3 million), a profit on the sale of shares held in East African Gold Mines Limited ($25 million), a gain on the sale of shares held in Randgold Resources Limited ($17 million), a profit on sale of a helicopter at Vaal River ($3 million) and a loss of $3 million on the sale of its wholly owned Amapari Project to Mineração Pedra Branca do Amapari located in the State of Amapá, North Brazil. The loss on the sale of assets of $11 million recorded in 2002 relates to the sale of the investment in Normandy, during January 2002. See note 4 to the consolidated financial statements “Costs and expenses – (Profit)/loss on sale of assets”.

Non-hedge derivative gain/loss

A gain on non-hedge derivatives of $119 million was recorded in 2003 compared to a gain of $73 million in 2002 relating to the use of commodity instruments that are not classified as hedging instruments for financial reporting purposes.

Deferred income and mining tax expense

Deferred income and mining tax expense increased by $84 million from a net tax charge of $62 million recorded in 2002 to a net tax charge of $146 million in 2003. Deferred income and mining tax expense includes both charges for current tax and deferred tax. Charges for current tax decreased from $124 million in 2002 to $67 million in 2003 owing to the reduced earnings for the year and a lower mining tax formula in South Africa. Charges for deferred tax in 2003 amounted to a net tax charge of $79 million compared to a net tax benefit of $62 million in 2002. Deferred tax charges in 2003 included tax charges of $40 million related to non-hedge derivatives and tax benefits of $26 million related to asset impairments compared with tax benefits related to non-hedge derivatives of $5 million and $nil million related to asset impairments, respectively, during 2002.

Cumulative effect of accounting change

The cumulative effect of a change in accounting policy on adoption of SFAS 143 “Accounting for Asset Retirement Obligations (ARO’s)” with effect from January 1, 2003 amounts to $3 million (net of provision for deferred taxation).

Net income/loss

As a result of the factors discussed above, net income decreased by $109 million to $247 million in 2003 from $356 million recorded in 2002.

Comparison of financial performance in 2002 with 2001

Revenues

Revenues from product sales and other income decreased from $2,066 million in 2001 to $1,799 million in 2002 representing a 13 percent reduction over the period mainly as a result of lower gold production from South Africa, partially offset by a higher unit price of gold and increase in revenues from East and West Africa. The majority of product sales consisted of US dollar-denominated gold sales. Revenues from the South African operations decreased by $368 million to $930 million from $1,298 million realized in 2001, a 28 percent decrease. This decrease was mainly the result of reduced gold production at the South African operations (27 percent lower in 2002 compared with 2001) due to the sale of the Free State assets effective from January 1, 2002. The Free State assets recorded revenues of $341 million in 2001. At AngloGold’s Ergo operations, revenues decreased by 21 percent, from $91 million to $72 million over the same period, mainly as a result of a decrease in grade and production being sourced from clean-up operations where high tonnages were more difficult to sustain. Revenues derived from East and West African operations increased by $79 million (32 percent) to $329 million over 2002 from $250 million in 2001, as a result of a $61 million increase in revenue from Morila due to an unusually high increase in recovered grade, and a $17 million increase in revenue from Yatela where gold production commenced in the third quarter of 2001. Revenues from North America, South America and Australia amounted to $152 million, $195 million and $155 million during 2002, compared to $161 million, $177 million and $155 million in 2001. The increase of $18 million revenues from the South American operations over 2001 is mainly due to revenues attributable to the additional 46.25 percent interest in the Cerro Vanguardia mine that AngloGold acquired during the third quarter of 2002. Lower revenues at the North American operations are mainly the result of lower production in 2002 compared to 2001 (7 percent).

Production costs

Production costs decreased by 27 percent from $1,245 million in 2001 to $910 million in 2002. This decrease is primarily due to lower production costs in AngloGold’s South African operations, which decreased by $330 million to $534 million in 2002 from $864 million in 2001. This decrease is due to the sale of the Free State assets located in South Africa, effective from January 1, 2002, which recorded production costs of approximately $243 million in 2001 and the devaluation of the South African rand against the US dollar during the first six months of 2002. In the second half of the current year, the South African rand did however, strengthen against the US dollar, which negatively impacted on production costs. To a lesser extent, the devaluation of the Brazilian real and Argentinean peso has also contributed to the overall decrease in AngloGold’s production cost. About 76 percent of AngloGold’s total production costs were denominated in South African rands and these other currencies in 2002.

Wages constituted approximately half of South African production costs in 2002. In South Africa, negotiated pay increases were settled at a minimum of 8 percent as part of a two-year wage and productivity agreement for 2002. This agreement covers a significant majority of AngloGold’s employees in South Africa and will expire in July 2003. In addition, on January 22, 2003, AngloGold signed a two-year salary agreement with the United Association of South Africa (UASA) and the National Union of Mineworkers (NUM) which provides for an annual pay increase of 9 percent to all employees under this agreement, plus merit increases ranging from 0.5 - 2 percent annually, with effect from January 2003 and an annual pay increase of 8 percent to all employees under this agreement with effect from January 2004. There was no decision reached on payment of merit increases for 2004. This agreement covers 4,500 employees in AngloGold’s South African operations.

In addition, the cumulative effects of a number of damaging seismic events during the second quarter of 2002 at the Great Noligwa mine continued to be felt in the third and fourth quarters of 2002. Consequently, production costs were negatively impacted due to costs incurred following the seismic events. Production costs relating to East and West Africa increased from $107 million in 2001 to $128 million in 2002, mainly as a result of increased production costs at the Geita operations. At Geita, transport costs increased over 2002 because mining increased at the Kukuluma pit, which is located at a greater distance from the Geita plant than the other pits. At the Yatela operations, production costs increased in 2002, largely as a result of higher maintenance costs on the mineral sizers as a result of harder materials being treated. In addition, gold production only commenced in the third quarter of 2001. The North and South American and Australian operations recorded production costs of $91 million, $63 million and $94 million in 2002, compared to $102 million, $71 million and $101 million in 2001, respectively.

Exploration costs

Exploration costs increased from $26 million in 2001 to $28 million in 2002. During 2002, the exploration focus continued in countries in which AngloGold already has operations, namely in Argentina, Australia, Brazil, Tanzania, Mali, Namibia, South Africa and the United States. In addition, exploration was pursued in highly prospective areas in Alaska, Canada and Peru. For a discussion of AngloGold's exploration activities in 2002, see "Item 4B.: Business overview – Global exploration".

Related party transactions

In 2002, charges for related party transactions were $40 million, compared to $54 million in 2001. Of the total charges recorded in 2002, transactions with subsidiaries of Anglo American plc (AA plc) and with associates of AngloGold amounted to $30 million, a decrease of $24 million, or 44 percent, from $54 million in 2001, primarily because the value of transactions with Mondi Limited decreased by approximately $7 million, when compared to 2001 due to lower contract work generated by AngloGold's development activities, as well as a decrease of $12 million in transactions with Shaft Sinkers (Proprietary) Limited from 2001 which is no longer considered to be a related party of AngloGold. The additional charges of $10 million included under related party transactions for 2002 relate to the settlement by AngloGold of a claim in respect of an alleged breach of contract. For a detailed discussion of related party transactions, see "Item 5B.: Liquidity and capital resources – Related party transactions".

General and administrative

General and administrative expenses increased from $24 million in 2001 to $30 million in 2002, mainly as a result of once off consulting fees and fees associated with AngloGold's review of the corporate office structure in South Africa.

Royalties

Royalties paid increased from $16 million in 2001 to $25 million in 2002, with royalties in East and West Africa, North and South America and Australia amounting to $16 million, $6 million and $3 million, respectively, in 2002 compared with $11 million, $3 million and $2 million, respectively, in 2001. This increase over 2001 is due in part to the increase in production and higher gold prices and resultant increase in revenues in East and West Africa, with royalties payable to the Malian and Tanzanian governments, calculated at a percentage of revenues.

Market development costs

Market development costs increased from $16 million in 2001 to $17 million in 2002. For a detailed discussion on market development costs, see "Item 4B. : Business overview – Gold marketing".

Research and development

Research and development decreased from $2 million in 2001 to $1 million in 2002. For a detailed discussion on research and development, see "Item 4B. : Business overview – Research and development".

Depreciation, depletion and amortization

Depreciation, depletion and amortization expense decreased by 10 percent from $371 million in 2001 to $333 million in 2002. In South Africa, depreciation, depletion and amortization expense decreased by 10 percent from $184 million in 2001 to $120 million in 2002 principally for two reasons: first, the disposal of the Free State assets in respect of which AngloGold incurred deprecation, depletion and amortization expense of $63 million in 2001 and, second, the devaluation of the South African rand against the US dollar. Lower depreciation, depletion and amortization expense recorded at the South African operations during 2002 was partially offset by higher depreciation, depletion and amortization charges for the East and West African and North American operations ($73 million and $58 million, respectively, in 2002 compared with $62 million and $41 million, respectively, in 2001). Higher depreciation, depletion and amortization charges were mainly due to increased production at the East and West African operations and accelerated depreciation charges on old crusher assets at the North American operations. The South American and Australian operations recorded depreciation, depletion and amortization expenses of $49 million and $33 million, respectively, in 2002, compared to $42 million and $42 million, respectively, in 2001.

Impairment of assets

AngloGold did not record any impairment charge in 2002, compared with $173 million in 2001. The $173 million recorded in 2001 reflected the write-down of the value of the Free State assets to the net selling price agreed with Harmony Gold and African Rainbow. The write down was recorded in 2001 based on the net selling price, despite the fact that the sale became effective on January 1, 2002 and the transaction closed in April 2002.

Goodwill amortized

AngloGold adopted SFAS 142 “Accounting for Goodwill and Intangible assets” with effect from January 1, 2002. In accordance with the provisions of SFAS 142, no amortization of goodwill is recorded for 2002, compared to $27 million recorded in 2001.

Interest expense

Interest expense decreased by $28 million, or 39 percent, to $44 million in 2002 compared to $72 million in 2001. The decrease from 2001 was due to both lower prevailing LIBOR rates to which most of AngloGold’s debt is pegged and the refinancing by AngloGold over 2002 of its debt with lower interest rate facilities. During 2002, AngloGold used $128 million of the $158 million proceeds received on the sale of the investment in Normandy, during January 2002, to repay indebtedness. Approximately 99 percent, compared to 96 percent in 2001, of AngloGold’s debt is denominated in US dollars in 2002.

Employment severance cost

Employment severance costs decreased to $3 million in 2002 from $22 million in 2001. The 2001 expense related to retrenchments in the South African region reflecting mainly rationalization of operations, including closure of ageing shafts at Matjhabeng and downsizing at Joel, in AngloGold’s Free State operations.

Loss on sale of mining assets

The loss on sale of mining assets of $4 million recorded in 2001, related to the disposal of Deelkraal and Elandsrand and Vaal Reefs No. 2 Shaft. See note 24 to the consolidated financial statements “Sales of shafts”.

Profit/loss on sale of assets

The loss on sale of assets of $11 million recorded in 2002 relates to the sale of the investment in Normandy, during January 2002. See note 4 to the consolidated financial statements “Costs and expenses – (Profit)/loss on sale of assets”.

Non-hedge derivative gain/loss

A gain on non-hedge derivatives of $73 million was recorded in 2002, compared to a loss on non-hedge derivatives of $5 million in 2001, relating to the use of commodity instruments that are not classified as hedging instruments for financial reporting purposes. The gains were partly due to the higher US dollar market price of gold and the strengthening of the South African rand against the US dollar in the second half of 2002.

Deferred income and mining tax expense

Deferred income and mining tax expense was $62 million in 2002 compared to $163 million in 2001. Deferred income and mining tax expense includes both charges for current tax and deferred tax. Charges for current tax in 2002 amounted to $124 million compared to $154 million recorded in 2001. The 2001 expense included an amount of $52 million relating to tax charges which arose for tax obligations resulting from the sale of the Free State assets. Charges for deferred tax in 2002 amounted to a net tax benefit of $62 million compared to a net tax charge of $9 million in 2001. Charges for deferred tax in 2002 included net tax benefits of $20 million related to derivatives.

Cumulative effect of accounting change

AngloGold adopted SFAS133 "Accounting for derivative instruments and hedging activities" and SFAS138 "Accounting for certain derivative instruments and certain hedging activities" with effect from January 1, 2001. This resulted in a cumulative change in accounting policy effect of $10 million (net of provision for deferred taxation of $2 million) reflected in the year ended December 31, 2001.

Net income/loss

As a result of the factors discussed above, net income increased from a loss of $173 million in 2001 to a profit of $356 million in 2002.

5B. Liquidity and capital resources

Operating activities

2003

Net cash provided by operating activities was $453 million in 2003, 24 percent lower than the 2002 amount of $594 million. The decrease in net cash provided by operating activities over 2002 is mainly the result of a decrease in AngloGold's profitability due to higher unit cash costs per ounce, being offset by higher unit prices of gold during 2003 when compared with 2002.

Net cash outflow from operating working capital items amounted to $106 million in 2003, compared with net cash outflow from operating working capital items of $16 million in 2002. The increase in cash outflow from operating working capital items over 2002 is mainly due to the impact of exchange rate fluctuations in South Africa and Australia relative to the US dollar, as well as inventory build-up at Cripple Creek & Victor and Nufcor International Limited.

A detailed discussion of the movement in net income is included in the comparison of 2003 with 2002 under "Item 5A. Operating results".

2002

Net cash provided by operating activities was $594 million in 2002, 19 percent higher than the 2001 amount of $501 million. The increase in net cash provided by operating activities over 2001 is mainly the result of the increase in AngloGold's profitability due to higher unit prices of gold and lower unit cash costs per ounce during 2002 compared with 2001.

Net cash outflow from operating working capital items amounted to $16 million in 2002, compared with net cash inflow from operating working capital items of $26 million in 2001.

A detailed discussion of the movement in net income is included in the comparison of 2002 with 2001 under “Item 5A. Operating results”.

Investing activities

2003

Investing activities in 2003 resulted in a net cash outflow of $307 million compared with a net cash outflow of $91 million in 2002. This increase in cash outflows was the net result of additions to property, plant and equipment which included capital expenditure of $363 million, compared to $271 in 2002, as a result of major capital projects, including Moab Khotsong, the Mponeng deepening project and four projects at TauTona mine including the purchase of the mining area of Gold Fields Limited's Driefontein mine known as 1C11 during September 2003. The proceeds of $56 million on sale of investments were the result of the sale of the investment in East African Gold Mines Limited, RandGold Resources Limited and the shares held in Queenstake Resources USA Inc. The disposal of subsidiaries includes the sale of a 70 percent interest in the Jerritt Canyon Joint Venture, which was sold to Queenstake Resources USA Inc. effective June 30, 2003. The consideration of $12 million received for the sale was paid in the form of $1 million in cash and 32 million shares of Queenstake Resources USA Inc. common stock valued at $5 million and $6 million in deferred payments.

2002

Investing activities in 2002 resulted in a net cash outflow of $91 million compared with an outflow of $148 million in 2001. This decrease in cash outflows was the net result of acquisitions and disposals of operations and investments and the additions to property, plant and equipment. The disposals include, during 2001 the sale of Deelkraal and Elandsrand to Harmony Gold Mining Company Limited for a net cash consideration of $109 million in February 2001 and during 2002, the net cash consideration of $140 million received by AngloGold in April 2002 for the disposal of the Free State assets and proceeds of $158 million received by AngloGold for the Normandy investment it sold in January 2002. The effect of cash received from these transactions on cash used in investing activities during 2002 was partially offset by the acquisition of an additional 46.25 percent interest in the Cerro Vanguardia mine in Argentina in July 2002 for a net cash consideration of $97 million, excluding cash of $8 million acquired as part of this acquisition. During 2002, $34 million (2001: $4 million) was paid for acquiring non-current investments of which the major portion related to the Normandy investment.

Additional cash outflows for investing activities during 2002 were additions to property, plant and equipment which included capital expenditure in the amount of $271 million compared to $298 million in 2001. The main part of total capital expenditure in 2002 relates to the following capital projects: Moab Khotsong $36 million; Mponeng $33 million; TauTona $11 million; Cripple Creek & Victor Expansion $66 million; and Sunrise Dam Project $26 million.

Financing activities

2003

Net cash used in financing activities decreased by $249 million from an outflow of $356 million in 2002 to an outflow of $107 million in 2003. This net decrease in cash used in financing activities was the result of lower borrowings repaid, partly offset by lower borrowings drawn. Repayments comprised normal scheduled payments in terms of other loan facilities of $135 million and the repayment of $30 million under the $400 million unsecured syndicated loan facility (repayable in May 2004). No further drawings or repayments were made under the $600 million borrowing facility which AngloGold entered into in 2002. In addition, on August 21, 2003, AngloGold issued a senior unsecured fixed rate corporate bond in an aggregate principle amount of R2 billion ($300 million), with semi-annual coupons payable at a rate of 10.5 percent per annum. The corporate bond will be repayable on August 28, 2008. The corporate bond is listed on the Bond Exchange of South Africa. During 2003, the loan facility of A$50 million arranged with the Australia and New Zealand Banking Group Limited, at 0.35 percent over the Bank Bill Swap Reference Rate on October 14, 2002, and originally repayable by September 2003, was extended to September 2004. At December 31, 2003, A$10 million ($7 million) had been drawn under this facility.

During 2003, AngloGold issued 514,320 ordinary shares, of which 508,020 ordinary shares were issued pursuant to the AngloGold Share Incentive Scheme and 6,300 ordinary shares were issued in terms of the Acacia Employee Option Plan. Proceeds from the above issuances amounted to $10 million in 2003.

Dividends paid increased from $260 million (113 US cents or 1,225 South African cents per share) in 2002 to $314 million (133 US cents or 1,050 South African cents per share) in 2003. AngloGold declares interim dividends at the time of announcing its interim results and declares and pays final dividends in the following year based on the previous year's results.

2002

Net cash used in financing activities increased by $58 million from $298 million in 2001 to $356 million in 2002. This net increase in cash used in financing activities was the result, on the one hand, of the repayment of $654 million of maturing debt, including $121 million to Credit Agricole and $355 million on the matured unsecured syndicated loan facility, while the balance of loan repayments comprised normal scheduled payments in terms of loan agreements. On the other hand, $585 million was drawn and $120 million was repaid under the $600 million unsecured syndicated borrowing facility which AngloGold entered into on February 7, 2002 and $175 million was drawn and $120 million was repaid under the existing $400 million unsecured syndicated loan facility during 2002. In addition, on October 14, 2002, a new loan facility of A$50 million was arranged with the Australia and New Zealand Banking Group Limited for AngloGold. The loan is repayable by September 2003. At December 31, 2002, A$15 million ($9 million) had been drawn under this facility.

During 2002, AngloGold issued 7,353,906 ordinary shares as follows: 478,720 ordinary shares were issued pursuant to the AngloGold Share Incentive Scheme, 66,598 ordinary shares were issued in terms of the Acacia Employee Option Plan, 278,196 ordinary shares were issued as part of the odd-lot offer by AngloGold, 6,403,236 ordinary shares were issued in terms of the Normandy offer and 127,156 ordinary shares were issued in respect of the top-up facility in terms of the Normandy offer in 2001. Proceeds from the above issuances of common stock amounted to $18 million in 2002.

Dividends paid increased from $167 million in 2001 to $260 million in 2002. AngloGold declares interim dividends at the time of announcing the interim results and declares and pays final dividends in the following year based on the previous year's results. The increase is due to a total dividend payment of 113 US cents (1,225 South African cents) per ordinary share in 2002, compared with 84 US cents (675 South African cents) per ordinary share in 2001.

Liquidity

AngloGold's revenues are derived primarily from the sale of gold produced at its mines. Cash generated by operating activities is therefore, the function of gold produced sold at a specific price. As the market price of gold can fluctuate widely, this may negatively impact on the profitability of AngloGold's operations and the cash flows generated by these operations. AngloGold uses a number of products, including derivatives to manage gold price and foreign exchange risks, that arise out of the group's core business activities to limit the impact on the profitability of AngloGold's operations and generated cash flows.

AngloGold's cash and cash equivalents increased to $505 million at December 31, 2003 compared with $413 million at December 31, 2002. In accordance with South African Reserve Bank regulations, cash generated by South African operations is held in rands. At December 31, 2003, approximately 28 percent of AngloGold's cash and cash equivalents were held in US dollars, 62 percent were held in South African rands, 1 percent were held in Australian dollars and 9 percent were held in other currencies.

AngloGold's short-term debt increased to $351 million at December 31, 2003 from $84 million at December 31, 2002. The amount of short-term debt is the portion of long-term debt that falls due in 2004. Included in the short-term debt at December 31, 2003, was:

- the drawn portion of a $400 million US dollar-based syndicated loan facility, repayable in May 2004;
- a loan of $10 million repayable in monthly installments commencing March 2004 and terminating in September 2004; and
- a US dollar-based syndicated project finance loan terminating in December 2004.

AngloGold's long-term debt decreased to $807 million at December 31, 2003 compared with $842 million at December 31, 2002. As at December 31, 2003, AngloGold had the following attributable borrowings outstanding:

Unsecured loans:

- $469 million is repayable under the $600 million syndicated loan facility (interest charged at LIBOR plus 0.7 percent per annum; the loan is repayable in February 2005 and is US dollar-based);
- $308 million is outstanding on the corporate bond (fixed semi-annual coupon of 10.5 percent per annum; the corporate bond is repayable on August 28, 2008 and is ZAR-based);
- $233 million is repayable under the $400 million syndicated loan facility (interest charged at LIBOR plus 0.75 percent per annum; the loan is repayable in May 2004 and is US dollar-based);
- A loan of $40 million from RMB International (Dublin) Limited (interest charged at LIBOR plus 0.82 percent per annum; the loan is of a short-term nature and has no fixed repayment date and is US dollar-based);
- A loan of $10 million from Banco Europeu para a América Latina-Brussels (interest charged at LIBOR plus 1.75 percent per annum; the loan is repayable in monthly installments commencing March 2004 and terminating in September 2004 and is US dollar-based);
- $7 million is repayable under the A$50 million syndicated loan facility from Australia and New Zealand Banking Group Limited (interest charged at Bank Bill Swap Reference Rate plus 0.35 percent per annum; the loan is repayable by September 2004 and is Australian dollar-based); and
- A loan of $2 million from the Government of Mali (interest charged at LIBOR plus 2 percent per annum; there are no fixed repayment terms and the loan is US dollar-based).

Secured loans:

- $33 million is repayable under the Geita syndicated project finance loan (interest charged at LIBOR plus 1.7 percent per annum, the loan is repayable half-yearly until 2007, is US dollar-based and the loan is secured by a pledge over the shares of the project company);
- $24 million is repayable under the Cerro Vanguardia syndicated project finance loan (interest charged at LIBOR plus 1.75 percent per annum, the loan is repayable in half-yearly installments terminating in December 2004, is US dollar-based and the loan is secured by a fixed and floating charge over the project assets, the major project contracts and a pledge over the shares in the project company);
- $7 million is repayable under the Morila syndicated project finance loan (interest charged at LIBOR plus 2 percent per annum, the loan is repayable in half-yearly installments terminating in December 2004, is US dollar-based and the loan is secured by a fixed and floating charge over the project assets, the hedging contracts and a pledge over the shares in the project company);
- $15 million is repayable under the Senstar Capital Corporation loans (interest charged at an average rate of 6.89 percent per annum, the loans are repayable in monthly installments terminating in November 2009, are US dollar-based and the equipment financed is used as security for these loans);
- $7 million is repayable under the Rolls Royce loan (interest is index linked to the United Kingdom Consumer Price Index (CPI), the loan is repayable in monthly installments terminating in December 2010, is US dollar-based and the equipment financed is used as security for this loan);
- $2 million is repayable under the Investec loan (interest charged at 6.5 percent per annum, the loan is repayable in half-yearly installments terminating in June 2006, is US dollar-based and the loan is guaranteed by AngloGold); and
- $1 million is repayable under the Kudu Finance Company loan (interest charged at LIBOR plus 2 percent per annum, the loan is repayable in monthly installments terminating in December 2010, is US dollar-based and the equipment financed is used as security for this loan).

On August 21, 2003, AngloGold issued a senior unsecured fixed rate corporate bond of an aggregate principle amount of R2 billion ($300 million), with semi-annual coupons payable at a rate of 10.5 percent per annum. The corporate bond will be repayable on August 28, 2008, subject to early redemption at AngloGold's option. The corporate bond is listed on the Bond Exchange of South Africa. The net proceeds of the bond are for general corporate purposes. At the time of this bond issue, AngloGold received a favorable credit rating (AA) from Fitch Southern Africa (Proprietary) Limited. AngloGold is not aware of any events which may have a negative impact on this rating.

As at December 31, 2003, AngloGold's total long-term debt, including the short-term portion maturing within 2004, was made up as follows:

	$ (million)
Unsecured loans	1,069
Secured loans	89
Total	1,158
Less: Short-term maturities	351
Long-term debt	**807**

Debt repayments are scheduled as follows:

	$ (million)
2004	351
2005	482
2006	15
2007	5
2008	300
2009 onwards	5
Total	**1,158**

AngloGold currently expects to repay debt maturing in 2004 from existing cash resources, cash generated by operations, other debt facilities and the proceeds of the launch of $1 billion 2.375 percent Convertible Bonds which are due in 2009, as announced on February 19, 2004 and exercised on February 25, 2004.

At December 31, 2003 the currencies in which the borrowings were denominated were as follows:

	$ (million)
Australian dollars	7
South African rands	308
United States dollars	843
Total	**1,158**

Repayments of short-term and long-term borrowings amounted to $125 million and $40 million, respectively, in 2003.

At December 31, 2003 and January 31, 2004, AngloGold had the following undrawn borrowing facilities:

	at December 31, 2003 $ (million)	**at January 31, 2004 $ (million)**
Syndicated loan ($400 million) – US dollar(1)	168	168
Syndicated loan ($600 million) – US dollar(2)	135	135
Australia and New Zealand Banking Group Limited – Australian dollar	30	27
Total	**333**	**330**

(1) Expires May 2004.

(2) Expires February 2005.

AngloGold had no other committed lines of credit as of December 31, 2003 or January 31,2004.

On October 14, 2002, AngloGold arranged a loan facility of A$50 million with the Australia and New Zealand Banking Group Limited, at 0.35 percent over the Bank Bill Swap Reference Rate. This facility, originally repayable by September 2003, was extended to September 2004. The undrawn portion of the facility as at January 31, 2004 was $27 million which is reflected in the table above.

AngloGold's acquisitions during the past three years, including the acquisition of an additional 46.25 percent interest in Cerro Vanguardia in 2002, were financed with debt. As a result of the increase in cash from $413 million as at December 31, 2002 to $505 million as at December 31, 2003 resulting from operating, investing and financing activities, AngloGold reported total net indebtedness of $653 million (net of cash) at December 31, 2003, compared to $513 million as at December 31, 2002.

On February 27, 2004, AngloGold Holdings plc, a wholly-owned subsidiary of AngloGold, issued $1,000,000,000 2.375 per cent guaranteed Convertible Bonds due 2009, (the "Convertible Bonds"), convertible into AngloGold ADSs and guaranteed by AngloGold.

Subject to certain restrictions, holders of Convertible Bonds are entitled to convert each Convertible Bond into one AngloGold ADS at the then applicable conversion price, at any time from April 8, 2004 to February 20, 2009, or, if the Convertible Bonds are called for redemption earlier than February 27, 2009, the seventh business day prior to the date of early redemption.

If the Convertible Bonds have not been converted by February 20, 2009, they will be redeemed at par on February 27, 2009. AngloGold Holdings plc has the option of calling an early redemption of all the Convertible Bonds 3 years after their issuance, if the price of the ADSs exceeds 130 percent of the conversion price for more than 20 days during any period of 30 consecutive trading days.

The initial conversion price for the Convertible Bonds is $65.00 per AngloGold ADS. The conversion premium to the reference volume weighted average price of the ADSs on the New York stock exchange of $40.625 on February 19, 2004, when the issue of the Convertible Bonds was announced, was 60 per cent. If all holders of Convertible Bonds exercise the option to convert their Convertible Bonds into ADSs and assuming no adjustments are made to the initial conversion price, up to 15,384,615 new ADSs will be issued. The conversion ratio is subject to adjustment for various corporate events, including share splits and capital distributions.

The proceeds of the offering of the Convertible Bonds will be used to repay outstanding indebtedness, to pay transaction costs relating to the proposed Business Combination with Ashanti Goldfields Company Limited and for general corporate purposes, including planned capital expenditure. As at March 15, 2004, $432 million was used to repay existing drawings against AngloGold's two revolving credit facilities.

The Convertible Bonds have been admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange's market for listed securities.

AngloGold expects net capital expenditure to be $477 million for 2004, excluding Ashanti's capital expenditure for the same year which is expected to be $119 million. AngloGold expects to finance this expenditure from existing cash resources, cash generated by operations and its debt facilities. The costs, charges and expenses of, and incidental to, the Business Combination are estimated to amount to approximately $85 million. Included in this amount is $5 million which AngloGold has agreed to pay to the Government of Ghana in cash, promptly after the implementation of the Business Combination. Furthermore, in consideration for the various regulatory undertakings as part of the Stability Agreement as approved by the Ghanaian Parliament, AngloGold agreed to issue 2,658,000 New AngloGold ordinary shares and to pay the Government an additional $5 million in cash. This amount is not included in the transaction costs of the Business Combination of $85 million.

With the agreement of AngloGold, a $30 million distribution was paid by the Geita mine to Ashanti in order to finance its cash commitments with respect to the expansion of the Siguiri mine until the completion of the Business Combination. AngloGold has also agreed to provide an additional $14.1 million to Ashanti by purchasing at face value a residual intercompany loan provided by Ashanti in respect of the Geita Joint Venture and to provide an additional unsecured facility of up to $20 million to Ashanti. These arrangements are not conditional upon the completion of the Business Combination.

As at January 31, 2004 AngloGold estimated its total cash on December 31, 2004 to be as follows:

Cash balance	At December 31, 2003	Operating activities	Investing activities	Financing activities	Translation [(1)]	Forecast balance at December 31, 2004 [(2)]
(in millions)	$	$	$	$	$	$
South Africa	305	336	(298)	135	(14)	464
East and West Africa	96	131	(31)	(116)	1	81
North America	9	(45)	(16)	81	–	29
South America	92	12	(84)	53	–	73
Australia	3	34	(26)	(7)	(1)	3
Total	505	468	(455)	146	(14)	650

(1) *Represents effect on exchange rate changes on cash.*

(2) *Includes net proceeds from the issuance of the $1 billion Convertible Bond offering. Estimated cash flows of Ashanti after implementation of the Business Combination have been excluded.*

The management of AngloGold believes that working capital is sufficient for the company's present requirements.

Capital commitments and contingencies

The following significant capital commitments and contingencies are applicable to AngloGold over the periods shown below:

- Capital commitments and contingent liabilities of AngloGold include total contracted capital expenditure of approximately $98 million and total authorized capital expenditure not yet contracted of approximately $627 million. The expenditure is expected to be financed from existing cash resources, cash generated by operations and debt facilities.
- AngloGold has given collateral to certain bankers for satisfactory contract performance in relation to exploration and development tenements and mining operations in Australia amounting to $12 million.
- AngloGold has signed as surety in favor of the bankers on the Yatela loan for $6 million. This loan is included in Long-term debt in AngloGold's consolidated balance sheet as at December 31, 2003.
- Pursuant to US environmental regulations, gold mining companies are obliged to close their operations and rehabilitate the lands that they mine in accordance with these regulations. AngloGold North America has posted rehabilitation bonds aggregating approximately $45 million with various federal and governmental agencies to cover potential environmental obligations. AngloGold has provided a guarantee for these obligations which would be payable in the event of AngloGold North America not being able to meet their environmental obligations. The environmental obligations will expire upon completion of such rehabilitation. There are no recourse provisions that would enable AngloGold to recover from third parties any of the amounts paid under the guarantee.
- Pursuant to the assignment of equipment leases to Queenstake Resources USA Inc., as a result of the sale of Jerritt Canyon effective June 30, 2003, AngloGold North America has become secondarily liable in the event of a default by Queenstake Resources USA Inc. in the performance of any of the lessee's obligations arising under the lease. These agreements have an approximate term of 3 years and the maximum potential amount of future payments amounts to $1 million.
- AngloGold has provided a letter of credit for $19 million, in favor of the Geita project finance lenders. The letter of credit may be called if Geita Mining Company Limited fails to perform under the relevant project finance agreement. See note 15 to the consolidated financial statements – "Long-term debt – Geita Project Finance". In this event, Geita Gold Mining Company Limited would be liable to AngloGold.
- AngloGold North America has a potential liability of $2 million in respect of preference claims of a third party for gold shipments returned by the third party to AngloGold North America, which the bankruptcy trustee is claiming should not have been returned and final shipments that should not have been paid as the third party had filed for protection under Chapter 11 of the U.S. Bankruptcy Code.
- During September 2003, AngloGold Offshore Investments Limited a wholly-owned subsidiary of AngloGold increased its existing guarantee of 50 percent of the Nufcor International Limited loan facility with RMB International (Dublin) Limited from $25 million to $40 million. AngloGold has a 50 percent interest in its subsidiary Nufcor International Limited. This loan is included in Long-term debt in AngloGold's consolidated balance sheet as at December 31, 2003.
- Discussions are underway with the Mali Government as to the validity of tax claims, the final outcome of which cannot be determined at present. The claims including interest and penalties amount to $6 million and have arisen due to new legislation that is in conflict with AngloGold's prior mining convention stability agreements and different interpretations of the legislation.
- Various equipment tax claims in South America amounting to $3 million.

These capital commitment and contingencies can be summarized as follows:

Commitment		**Expiration per Period**			
	Total amount	**Less than 1 year**	**1 - 3 years**	**4 - 5 years**	**Over 5 years**
(in millions)	**$**	**$**	**$**	**$**	**$**
Capital expenditure					
(contracted and not yet contracted)	725	632	74	19	–
Guarantees	104	47	20	10	27
Standby letters of credit	19	19	–	–	–
Other commercial commitments	11	1	10	–	–
Line of credit	–	–	–	–	–
Total	**859**	**699**	**104**	**29**	**27**

Derivatives accounted for at fair value

The group does not acquire, hold or issue derivatives for economic trading purposes. A number of products, including derivatives, are used to manage gold price and foreign exchange risks that arise out of the group's core business activities.

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The following table represents the change in fair value of all derivatives used as a financial instrument:

	$ (million)
Fair value of derivatives at January 1, 2003	(447)
Derivatives realized or otherwise settled during the year	138
Fair value of new contracts entered into during the year	(1)
Change in fair value of derivatives during the year [(1)]	(349)
Fair value of all derivatives at December 31, 2003	**(659)**

[(1)] *Net losses on revaluation of derivatives.*

The fair value of the on-balance sheet derivatives at December 31, 2003 included:

	$ (million)
Derivatives – current assets	377
Derivatives – long term assets	94
Derivatives – current liabilities	(441)
Derivatives – long term liabilities	(329)
Derivatives – net liabilities	**(299)**

The difference between the fair value of all derivatives and the fair value of on-balance sheet derivatives represents the fair value of off-balance sheet derivatives totalling negative $360 million.

The maturity of the fair value of derivatives as at December 31, 2003 was as follows:

Source of fair value	**Fair value of derivatives at December 31**				
	Maturity less than 1 year	**Maturity 1 – 3 years**	**Maturity 4 – 5 years**	**Maturity excess of 5 years**	**Total Fair Value**
(in millions)	**$**	**$**	**$**	**$**	**$**
Prices actively quoted	–	–	–	–	–
Prices provided by other external sources	–	–	–	–	–
Prices based on models and other valuation methods [(1)]	(119)	(221)	(177)	(142)	(659)

[(1)] *Fair value is calculated using the Black - Scholes option formulas and other formula, using ruling market prices and interest rates which are obtained from international banks and are liquid and actively quoted across the full time horizon of the tenor of the hedging contracts.*

- **Sensitivity analysis**

The following table shows the approximate sensitivities of the $ marked-to market value of the hedge book at December 31, 2003 (actual changes in the timing and amount of the following variables may differ from the assumed changes below):

Sensitivity analysis Variables	Change in Rate (+)	Change in Fair value [1]	Change in Rate (-)	Change in Fair value [1]
Currency (R/$)	+1.0	(62.5)	-1.0	69.7
Currency (A$/$)	+0.05	40.3	-0.05	(38.7)
Gold price ($/oz)	+10	(84.8)	-10	83.8
US Interest Rate (%)	+0.1	(5.8)	-0.1	5.8
ZAR Interest Rate (%)	+0.1	(1.0)	-0.1	1.0
Aus Interest Rate (%)	+0.1	(1.5)	-0.1	1.5
Gold Interest Rate (%)	+0.1	7.6	-0.1	(7.7)

(1) In $ million.

Related party transactions

As at December 31, 2003 Anglo American plc (AA plc) and its subsidiaries held an effective 54.45 percent (2002: 51.41 percent) interest in AngloGold.

The group had the following transactions with related parties during the years ended December 31, 2003 and 2002:

	December 31, 2003		December 31, 2002	
(in millions)	**Purchases from related party $**	**Amounts owed to related party $**	**Purchases from related party $**	**Amounts owed to related party $**
Related party transactions with fellow subsidiaries of AA plc				
Boart Longyear Limited – mining services	11	1	9	-
Mondi Limited – forestry	11	1	18[1]	1
Scaw Metals – A division of Anglo Operations Limited – steel and engineering	12	1	11	1
Related party transactions with associates				
Rand Refinery Limited – gold refinery	2	-	2	-

(1) Includes $10 million as settlement by AngloGold of a claim in respect of an alleged breach of contract.

These related party transactions were concluded in the ordinary course of business of AngloGold. Transaction prices are agreed upon, predetermined and stipulated in agreements with related parties. These agreements are the responsibility of AngloGold's procurement department, which is tasked with ensuring that contractual obligations, as per agreements concluded, are fulfilled. Renewals and discontinuation of existing contracts, as well as new contracts, are handled by the procurement department. Contractual and any other commitments are stipulated in the agreements, and expire/cease upon conclusion/discontinuation of a service/contract.

Recently adopted accounting policies and pending adoption of new accounting standards

AngloGold's accounting policies are described in note 3 to the consolidated financial statements "Significant accounting policies". New accounting policies and recent pronouncements are described in note 3.19 to the consolidated financial statements "Recent pronouncements".

Accounting for Asset Retirement Obligations (AROs)

As described in note 4 to the consolidated financial statements "Asset retirement obligations", AngloGold has adopted SFAS143, "Accounting for Asset Retirement Obligations (AROs)" with effect from January 1, 2003 as follows:

The statement provides accounting and reporting guidance for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction or normal operations of long-lived assets. SFAS143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction and/or the normal operation of a long-lived asset.

Under SFAS143 the fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Where the obligation is operational of nature, and does not give rise to future economic benefit, the capitalized cost is amortized in the period incurred. Upon settlement of the liability, a gain or loss will be recorded if the actual cost incurred is different than the liability recorded.

The adoption of SFAS143 on January 1, 2003 resulted in an increase in Property, plant and equipment of $1 million, an increase in Provision for environmental rehabilitation of $4 million and a cumulative effect of adoption which decreased net income and stockholder's equity by $3 million. No increase in Deferred income and mining tax was recorded upon the adoption of SFAS143.

Recent pronouncements

In January 2003, the FASB issued FASB interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51". FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

In December 2003, the FASB revised FIN 46 ("the Revised Interpretation").
In the Revised Interpretation the FASB agreed to a revised model for adoption of the Interpretation's provisions. Effective dates now differ based on whether variable interests (1) are held by public companies and the entities under evaluation were previously evaluated using the provisions of EITF Topic No. D-14, "Transactions involving Special-Purpose Entities", or EITF Issue No. 90-15, "Impact of Nonsubstantive Lessors, Residual Value Guarantees, and Other Provisions in Leasing Transactions" (such interests were generally held in entities previously commonly referred to as SPEs), (2) are held by public companies that are filers under Regulation S-B and (3) are held by non-public companies.

Based on the FASB's decisions, all public companies must apply the provisions of Interpretation or the Revised Interpretation to variable interests in SPEs (created before February 1, 2003) no later than the end of periods ending after December 15, 2003 (December 31, 2003 for calendar year end companies). Public companies may choose to apply the provisions of the Interpretation or the Revised Interpretation to interests held in SPEs created prior to February 1, 2003 in financial statements for periods ending after December 15, 2003 (that is, December 31, 2003 financial statements). However, if a Company chooses to report using the Interpretation's provisions, it must apply the Revised Interpretation's provisions to those variable interests in financial statements for periods ending after March 15, 2004.

Public companies that have applied the Interpretation's provisions to variable interests in entities newly created subsequent to January 31, 2003, or have early adopted the Interpretation's provisions for some or all variable interests in entities created prior to February 1, 2003 may continue to apply the Interpretation's provisions in financial statements for periods ending after December 15, 2003, or may choose to early adopt the Revised Interpretation's provisions. AngloGold does not have any SPE's as defined in the Interpretation or the Revised Interpretation that were created prior to February 1, 2003. AngloGold has not created any variable interest entities between January 31, 2003 and December 31, 2003. AngloGold does not expect to identify any variable interest entities that were created prior to February 1, 2003, for which the adoption date is the first interim or annual reporting period after March 15, 2004.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS149").
SFAS149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The statement requires that contracts with comparable characteristics be accounted for similarly to achieve more consistent reporting of contracts as either derivative or hybrid instruments. The company adopted SFAS149 for contracts entered into or modified after June 30, 2003, and hedging relationships designated after June 30, 2003.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS150").
SFAS150 provides guidance regarding classification of freestanding financial instruments as liabilities (or assets in some circumstances). SFAS150 is generally effective for financial instruments entered into or modified after May 31, 2003, otherwise at the beginning of the first interim period beginning after June 15, 2003 and is to be applied prospectively. Nonpublic companies originally were not required to apply the provisions of SFAS150 to mandatorily redeemable financial instruments until the first fiscal period for which GAAP financial statements are prepared beginning after December 15, 2003.

The provisions of SFAS150 that are not yet effective for AngloGold are not expected to have a material impact on AngloGold's earnings and financial position.

In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits an amendment of FASB Statements No. 87, 88, and 106" ("SFAS132") (revised 2003).
SFAS132 (revised 2003) revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, "Employers' Accounting for Pensions", No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This Statement retains the disclosure requirements contained in FASB Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", which it replaces. It requires additional disclosures to those in the original SFAS132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans.

The provisions of the original SFAS132 remain in effect until the provisions of SFAS132 (revised 2003) are adopted. Except as noted below, SFAS132 (revised 2003) is effective for financial statements with fiscal years ending after December 15, 2003. The interim-period disclosures required by this Statement are effective for interim periods beginning after December 15, 2003. Disclosure of information about foreign plans, estimated future benefit payments and certain information for nonpublic entities is effective for fiscal years ending after June 15, 2004. The disclosures for earlier annual periods presented for comparative purposes should be restated for (a) the percentages of each major category of plan assets held, (b) the accumulated benefit obligation, and (c) the assumptions used in the accounting for the plans. The disclosures for earlier interim periods presented for comparative purposes should be restated for the components of net benefit cost. As at December 31, 2003, AngloGold has adopted the disclosures as required by SFAS132 (revised 2003).

Critical accounting policies

AngloGold's accounting policies are described in note 3 to the consolidated financial statements "Significant accounting policies". The preparation of AngloGold's financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The following are considered to be the accounting policies that are most critical to AngloGold's results of operations, financial condition and cash flows.

Using of estimates and making of assumptions

The most critical accounting estimates upon which AngloGold's financial reporting depends are those requiring estimates of Proven and Probable Reserves, recoverable ounces therefrom, and/or assumptions of future gold prices. Such estimates and assumptions affect the value of inventories (which are stated at the lower of average cost or net realizable value) and the potential impairment of long-lived assets and intangibles as detailed below. These estimates and assumptions also affect the rate at which depreciation and amortization are charged to earnings. Commodity prices significantly affect AngloGold's profitability and cash flow. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ significantly due to the ultimate conclusion of uncertainties.

Ore reserves and life of mines

AngloGold estimates on an annual basis its ore reserves at its mining operations. There are a number of uncertainties inherent in estimating quantities of reserves, including many factors beyond AngloGold's control. Ore reserve estimates are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. Additionally, declines in the market price of gold may render certain reserves containing relatively lower grades of mineralization uneconomic to mine. Further, availability of permits, changes in operating and capital costs, and other factors could materially and adversely affect ore reserves. AngloGold uses its ore reserve estimates in determining the unit basis for mine depreciation and closure rates, as well as in evaluating mine asset impairments. Changes in ore reserve estimates could significantly affect these items. At least annually, AngloGold reviews mining schedules, production levels and asset lives in AngloGold's life of mine planning for all of AngloGold's operating and development properties. Significant changes in the life of mine plans may occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investment in new equipment and technology and gold prices. Based on the life of mine analysis AngloGold reviews its accounting estimates and adjusts depreciation, amortization, deferred mining and reclamation costs and evaluation of each mine for impairment where necessary. Accordingly, this analysis and the estimates made therein have a significant impact on AngloGold's operating results.

Accounting for derivatives

In accordance with the provisions of SFAS133 AngloGold accounts for derivatives as follows:

- Commodity based ("normal purchases or normal sale") contracts that meet the requirements of SFAS138 are recognized in earnings when they are settled by physical delivery.
- Where the conditions in SFAS133 for special hedge accounting are met, the derivative is recognized on the balance sheet as either a derivative asset or derivative liability, and recorded at fair value. The group enters into cash flow hedges whereby the effective portion of fair value gains or losses are recognized in equity (other comprehensive income) until the underlying transaction occurs, then the gains or losses are recognized in earnings. The ineffective portion of change in fair value is reported in earnings as gains or losses on derivatives in the period in which they occur.
- All other derivatives are measured at their estimated fair value, with the changes in estimated fair value at each reporting date being reported in earnings as gains or losses on derivatives in the period in which they occur.

The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using the Black - Scholes option formulas and other industry standard valuation techniques.

AngloGold does not acquire, hold or issue derivative instruments for economic trading purposes. A number of products, including derivatives, are used to manage gold price and foreign exchange risks, that arise out of the group's core business activities. Forward sales contracts and call and put options are used by the group to manage its exposure to gold price and currency fluctuations.

Revenue recognition

AngloGold's revenues are derived primarily from the sale of gold produced at its mines. Revenue from product sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable and collectability is reasonably assured. Gold is a liquid commodity that is dealt with on the international markets, and gold produced by AngloGold's mining operations is processed to saleable form at various precious metals refineries.

Contingencies

AngloGold accounts for contingencies in accordance with SFAS No. 5, “Accounting for Contingencies”. SFAS No. 5 requires the recording of an estimated loss for a loss contingency when information available indicates that it is probable that an asset has been impaired or a liability has been incurred, and the amount of the loss can be reasonably estimated. Accounting for contingencies such as legal and income tax matters requires the use of judgement to determine the amount to be recorded in the financial statements. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur and typically those events will occur a number of years in the future. AngloGold assess such contingent liabilities, which inherently involves the exercise of significant management judgement and estimates of the outcome of future events. Also see “Deferred income and mining tax” discussed below.

Mining joint ventures

Interests in mining joint ventures in which AngloGold has joint control are reported using the proportionate consolidation method. Where the excess purchase price of a business acquisition cannot be attributed to assets acquired, including acquired properties, it is included in goodwill and reviewed for impairment in accordance with the provisions of SFAS142. If any other than temporary diminution in the value of the assets occurs in the future, the impaired asset will be written down in accordance with the provisions of SFAS142 as discussed below under “Impairment of long-lived assets”.

Impairment of long-lived assets

AngloGold’s long-lived assets include property, plant and equipment, acquired properties, goodwill and other tangible assets. Subsequent to January 1, 2002, goodwill is analyzed for impairment in accordance with SFAS142 as discussed below. In assessing the potential impairment of its long-lived assets held for use AngloGold must make assumptions regarding estimated future cash flows and other factors relating to the respective assets. To the extent that the carrying value of the long-lived asset as recorded in the consolidated financial statements exceeds the undiscounted cash flows, an impairment charge is recognized in the consolidated financial statements based on the fair value of the asset.

When AngloGold has assets held for sale, AngloGold must record the asset at the lower of the carrying value or estimated fair value less costs to sell.

During the year ending December 31, 2003 AngloGold recorded an impairment charge of $78 million relating to long-lived assets and investments as described in note 4 to the consolidated financial statements “Cost and expenses – Impairment of assets”.

Impairment of goodwill and other intangible assets

Beginning January 1, 2002, SFAS142 requires goodwill to be reviewed for impairment rather than amortized and that intangible assets with finite useful lives other than goodwill be amortized over their useful lives. In accordance with the provisions of SFAS142 AngloGold performed a transitional impairment test for each reporting unit and performed its annual impairment review during the fourth quarter of 2002. AngloGold perform impairment tests at least annually during the fourth quarter and whenever certain indicators of impairment exist. AngloGold’s reporting units are generally consistent with the operating mines underlying the segments identified in note 25 to the consolidated financial statements “Segment and Geographical Information”.

Deferred income and mining tax

AngloGold follows the liability method of accounting for deferred income and mining tax whereby the company recognizes the tax consequences of temporary differences by applying current statutory tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year. When a deferred tax asset arises AngloGold reviews the asset for recoverability and establishes a valuation allowance where AngloGold determines it is more likely than not that such an asset will not be realized. These determinations are based on the projected realization of tax allowances and tax losses. If these tax assets are not to be realized, an adjustment to the valuation allowance would be required, which would be charged to income in the period that the determination was made. If AngloGold determines that it would be able to realize tax assets in the future, in excess of the recorded amount thereof, an adjustment to reduce the valuation allowance would be recorded as a credit to income in the period that the determination is made.

Pension plans and post-retirement medical aid obligations

The determination of AngloGold's obligation and expense for pension and provident funds, as well as post-retirement health care liabilities, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions are described in note 23 to the consolidated financial statements "Employee benefit plans" and include, among others, the discount rate, the expected long term rate on return of plan assets, health care inflation costs and rates of increase in compensation costs. While AngloGold believes that these assumptions are appropriate, significant changes in the assumptions may materially affect pension and other post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in the assumptions occur.

AngloGold makes the following significant assumptions in respect of its pension plans as disclosed in note 23 to the consolidated financial statements "Employee benefit plans".

The main assumptions for 2003 were the discount rate and the compensation and pension plan inflation rates. The discount rate was determined using the South African bond yield rate (on the "benchmark" R153 bond) as a guide and adjusted for the taxation effects on pension plans.

The assumed level of salary increases relative to inflation were advised by the AngloGold directors as well as the AngloGold Human Resources department. For inflation targets the published Consumer Price Index (CPI) by the Department of Statistics as well as the South African Reserve Bank inflation target were used as a guide. Pension increases were assumed to be at 90 percent of the assumed inflation rate, based on the respective Fund's pension increase policy.

- ***Effects on results of operations***

Company and plan participants' contributions to the defined benefit fund are disclosed in note 23 to the consolidated financial statements "Employee benefit plans". The total company contributions to both defined benefit and contribution plans for the years ended December 31, 2003, 2002 and 2001 amounted to $25 million, $16 million and $31 million, respectively.

- ***Change in pension trends***

The trend of the return on the plan assets changed in the year ended December 31, 2003 when compared to 2002. Based on an estimated return of 8.5 percent on the defined benefit plan assets, the return for 2003 would amount to $12 million compared to the actual return of $16 million due to improved market conditions. The long-term compensation and pension inflation increases estimated in 2002 at 7.75 percent and 6.1 percent respectively, have been reduced in 2003 to 5.0 percent and 3.6 percent respectively, in line with current economic indicators.

- ***Sensitivity analysis***

It is not the policy of AngloGold to consider the sensitivity of the accounting figures to different assumptions. The actual short-term salary inflation rate used for the 2003 valuation was a rate of 5.0 percent, which is generally in line with the actual average increases granted. For each 1 percent point variance in the actual return on the plan assets, the value in growth will vary by $1.0 million.

Stripping costs

Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of mine per tonne of ore mined. The average life of mine cost per tonne is calculated as the total expected costs to be incurred to mine the orebody divided by the number of tonnes expected to be mined. The average life of mine stripping ratio and the average life of mine cost per tonne is recalculated annually in the light of additional knowledge and changes in estimates. The cost of the "excess stripping" is capitalized as mine development costs when the actual mining costs exceed the sum of the adjusted ore tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne. When the actual mining costs are below the sum of the adjusted ore tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne, previously capitalized costs are expensed to increase the cost up to the average. Thus, the cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole.

The actual stripping ratio(A) calculated as (total tonnes mined - ore tonnes mined)/ore tonnes mined, and average life of mine stripping ratio(B), for AngloGold’s main open-pit operations is as follows, for the years in the period ending December 31, 2003:

	East and West African operations						North American operation	South American operations		Australian operations			
Ratio	Geita[1]	Morila[2]	Navachab[3]	Sadiola[4]	Yatela[5]	Yatela-Alamoutala[6]	Cripple Creek & Victor[7]	Cerro Vanguardia[8]	Morro Velho[9]	Boddington[10]	Sunrise Dam[11]	Union Reefs[12]	Tanami[10]
2003 – (A)	9.53	4.77	1.89	2.25	9.31	6.34	2.06	18.49	24.36	-	15.92	-	-
2003 – (B)	7.79	3.68	2.40	3.10	6.56	3.10	2.20	14.79	16.43	-	9.07	-	-
2002 –(A)	7.36	7.15	1.79	1.63	7.25	-	2.31	13.61	9.22	-	15.58	3.21	-
2002 –(B)	7.20	3.68	2.16	1.83	5.99	-	2.48	14.79	5.55	-	9.07	2.68	-
2001 –(A)	6.02	5.86	2.54	2.23	3.18	-	1.73	12.18	-	0.72	20.10	5.60	8.05
2001 –(B)	5.70	4.26	1.26	1.95	5.35	-	2.46	13.99	-	1.00	9.52	3.31	8.50

Comments on the actual average life of mine stripping ratio as presented in the table above:

As a general comment it should be noted that the stripping ratio each year throughout the life of mine will normally differ from the average life of mine stripping ratio as the waste stripping required to expose the ore progressively increases as the ore-body deepens. It therefore could be expected that during the early life of the mine the stripping ratios will be less than the average as the ore close to surface is exploited. As the mine expands increasing amounts of waste are removed to expose ore at greater depths and the stripping ratios during these periods will normally be greater than the average. Waste must always be mined in advance of associated ore below it and thus when stripping is complete the exposed ore results in a much lower stripping ratio than the average, for the remaining mine life. Thus the difference between the actual stripping ratio for any year and the average life of mine stripping ratio will reflect the position in the mines life cycle. In the case of production scheduled from multiple pits for example at the Geita and Cerro Vanguardia mines, greater flexibility of scheduling will limit any stripping ratio variations.

With regards to the specific operations:

(1) Differences in actual stripping ratio compared with the life of mine ratio are due to flexibility of scheduling from multiple pits. Actual stripping ratio in 2003 higher than the life of mine ratio due to increased sulphide waste being mined.

(2) Actual stripping ratio progressively higher than the average life of mine ratio due to accessing ore at greater depths.

(3) Actual stripping ratio is progressively lower than the life of mine ratio as stripping in-pit is completed and more ore is exposed.

(4) There are no material differences between the actual stripping ratio and the life of mine ratio as the Sadiola deposit in general has a low stripping ratio. Actual stripping ratio in 2003 increased from 2002 due to waste stripping in the South and Central parts of the Sadiola Main Pit during 2003.

(5) The first gold was produced on May 9, 2001 and attributable production commenced during third quarter of 2001. The actual stripping ratio is progressively higher in 2003 than the life of mine ratio as the starter pit has been completed and stripping of the third cutback is accelerated.

(6) Actual stripping ratio in 2003 higher than the life of mine ratio due to pre-production stripping which commenced in the third quarter of 2003. The first ore was delivered in the final quarter of 2003.

(7) There are no material differences between the actual stripping ratio and the life of mine ratio due to flexibility obtained from scheduling of multiple pits.

(8) Actual stripping ratio in 2003 higher than in 2002 due to larger deepening of the current pits being mined and the inclusion of multiple pits in the mining program.

[9] The Santa Cruz open-pit mine was mined out in 2001 and production was replaced with ore from Engenho D'agua mine. For 2002 and 2003 reflects the operations at Engenho D'agua mine only. The actual stripping ratio is higher than the average life of mine ratio due to re-establishment of old workings.

[10] Operations closed during the end of 2001.

[11] The actual stripping ratio exceeds the average life of mine ratio due to increased stripping as a result of the completion of the mine expansion projects in 2001 and 2002.

[12] Union Reefs stopped producing and was closed in 2003.

Ore on Leach Pads

The recovery of gold from certain oxide ores is achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is permeated with a chemical solution, which dissolves the gold contained in the ore. The resulting "pregnant" solution is further processed in a process plant where the gold is recovered. For accounting purposes, costs are added to leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from the leach pad as ounces are recovered in circuit at the leach plant based on the average cost per recoverable ounce of gold on the leach pad.

The engineering estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on metallurgical testing and ore type). Leach pad production cycles vary from several months to multiple years. In operations with multiple year leach cycles, the majority (greater than 65 percent) of the placed recoverable ounces are recovered in the first year of leaching, with declining amounts each year thereafter until the leaching process is complete.

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Historically, AngloGold's operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads. For operations with long-term leach production cycles, variations in recovery estimates from new metallurgical data or production variances would be accounted for as an adjustment to the recoverable ounces and the average cost per recoverable ounce of gold on the leach pad. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from a pad will not be known until the leaching process has been concluded. Based on current mine plans, AngloGold expects that current leaching operations will terminate at dates ranging from 2006 to 2015.

As at December 31, 2003, AngloGold's materials on leach pads had a carrying value of $108 million of which $101 million was classified as short-term as AngloGold expects the related gold to be recovered within twelve months. The short-term portion of materials on the leach pad is determined by multiplying the average cost per ounce in inventory, by the expected production ounces for the next twelve months. As at December 31, 2003, $7 million was classified as long-term.

Funding and treasury policies

For discussion on the funding and treasury policies of AngloGold, See "Item 11: Quantitative and qualitative disclosures about market risk – Gold price risk management activities".

5C. Research and development, patents and licenses, etc

For a detailed discussion, see "Item 4B.: Business overview – Research and development".

5D. Trend information

Outlook. On a stand-alone basis, AngloGold anticipates its attributable production in 2004 to decrease to around 5.3 million ounces, following the closure and sale in 2003 by AngloGold of Union Reefs and its 70 percent interest in the Jerritt Canyon Joint Venture. In 2003, Union Reefs and Jerritt Canyon collectively contributed 180,000 ounces towards AngloGold's attributable production of approximately 5.6 million ounces. On the assumption that the Business Combination is completed during April 2004, AngloGold expects to achieve attributable production (including Ashanti's production) of around 6.9 million ounces for 2004.

AngloGold will implement a change in the accounting treatment of Ore Reserve development expenditure with effect from January 1, 2004. Previously, a portion of this expenditure was expensed in the period that such expenditure was incurred. In line with many major gold producers, from 2004 AngloGold will capitalize Ore Reserve development expenditure and amortize this over the life of the relevant mining area to which such expenditure applies.

Assuming that the US dollar exchange rates of the currencies in the countries where AngloGold operates remain at similar levels in 2004 to the average exchange rates achieved in 2003, and allowing for the change in treatment of Ore Reserve development expenditure outlined above, AngloGold anticipates that its total cash costs per ounce will increase to $245 per ounce in 2004 compared with $229 per ounce in 2003. Capital expenditure for 2004 is expected to be higher than in 2003, primarily as a result of the inclusion of Ore Reserve development expense as discussed above.

Growth opportunities. In addition to continuously monitoring and evaluating prospective acquisitions, including the Business Combination, AngloGold's management has identified a number of medium- to long-term organic growth opportunities. In South Africa, approved projects include the Mponeng deepening project (at a projected capital cost of ZAR1.3 billion, which is anticipated to yield 4.0 million ounces between 2004 and 2016), the development of the Moab Khotsong Mine (at a projected capital cost of ZAR4.2 billion) where initial mining commenced in November 2003 and commercial production is expected to be achieved in 2006, which is anticipated to yield in excess of 4.0 million ounces over the anticipated life of Moab Khotsong Phase 1, as well as four projects at TauTona Mine (at an aggregate projected capital cost of ZAR1.6 billion and which are anticipated to yield 4.1 million ounces over the next 11 years), in particular, the TauTona expansion project, the TauTona Carbon Leader below 120 level project and the TauTona VCR pillar and Area A projects. Another approved project is the Vaal River surface project, which, at a projected capital cost of ZAR182 million, is anticipated to yield 1.1 million ounces from 2004. In the United States the Cripple Creek & Victor Expansion was approved and has been fully commissioned. In addition, a number of other projects are under consideration. These include the Cuiaba expansion project in Brazil, the Moab Khotsong Phase 2 and the Mponeng VCR 120 to 125 level projects in South Africa, as well as the Sunrise Dam underground project and the Boddington expansion project in Australia.

AngloGold will also continue brownfields and greenfields exploration in accordance with its global exploration strategy. Exploration will continue in the countries in which AngloGold already has operations, namely in Argentina, Australia, Brazil, Tanzania, Mali, Namibia, South Africa and the United States. AngloGold's greenfields exploration program targets the addition of approximately 13 million new ounces to AngloGold's production between 2001 and 2015, at a discovery cost of below $30 per ounce. This program comprises projects in Australia, Canada, Mali, Mongolia, Peru and the United States.

5E. Off-balance sheet items

AngloGold does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, special purpose entities or unconsolidated affiliates. Interests in mining joint ventures in which AngloGold has joint control are reported using the proportionate consolidation method and AngloGold's proportionate interest in these joint ventures is equivalent to the economic returns to which AngloGold are entitled as a joint venture partner. The most significant off-balance sheet items are normal purchase and sales contracts, unaccrued future rehabilitation obligations and guarantee contracts required to be initially recorded at fair value under FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), each of which is discussed below.

Normal purchase and sales contracts

A number of derivatives are used to manage gold price risks that arise out of the group's core business activities. Gold pricing contracts that meet the SFAS138 exemption for Normal Purchase and Sale do not appear on the balance sheet. These agreements are accounted for as sales contracts with the proceeds under the contract being recorded in earnings at the date of settlement by physical delivery. These off-balance sheet contracts are managed as part of AngloGold's gold price risk management activities and, at December 31, 2003 had a marked-to-market value of negative $360 million. All other derivatives are recognized on the balance sheet at fair value. See "Item 11.: Quantitative and qualitative disclosures about market risk" and note 21 to the consolidated financial statements "Gold price and currency risk management activities".

Future rehabilitation liability

The unaccrued portion of the future rehabilitation liability is an off-balance sheet obligation. See "Item 4D.: Property, plants and equipment" and note 16 to the consolidated financial statements "Provision for environmental rehabilitation". It is an objective of AngloGold to improve operating procedures at its mines to reduce its ultimate liability. AngloGold believes that the annual review of future obligations is conservative.

FIN 45 guarantees

The letter of credit provided by AngloGold in favor of the Geita project finance lenders of $19 million as at December 31, 2003 meets the definition of a financial guarantee under FIN 45. This guarantee would be subject to the recognition requirements of FIN 45 if the terms of the guarantee were to change. See note 19 to the consolidated financial statements "Commitments and contingencies" and note 15 to the consolidated financial statements "Long-term debt".

5F. Tabular disclosure of contractual obligations

As at December 31, 2003 AngloGold had the following known contractual obligations:

	Payments due by period				
Contractual Obligations (in millions)	**Total $**	**Less than 1 year $**	**1-3 years $**	**3-5 years $**	**More than 5 years $**
Long-term debt obligations	1,158	351	497	305	5
Capital lease obligations	–	–	–	–	–
Operating lease obligations	–	–	–	–	–
Purchase obligations					
- Contracted capital expenditure[(1)]	98	98	–	–	–
- Other purchase obligations[(2)]	171	150	9	7	5
Reclamation and closure costs[(3)]	249	19	3	–	227
Total	**1,676**	**618**	**509**	**312**	**237**

(1) Represents contracted capital expenditure for which contractual obligations exist.

(2) Other purchase obligations represents contractual obligations for purchase of power, supplies, consumables, inventories, explosives and activated carbon.

(3) Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of operations by AngloGold. Pursuant to environmental regulations, AngloGold is also obligated to close their operations and reclaim and rehabilitate the lands upon which it conducted its mining and gold recovery operations. The present estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information of environmental rehabilitation obligations, see "Item 4D.: Property, plants and equipment – Sustainable development : Environment and social investment".

Item 6: Directors, senior management and employees

6A. Directors and senior management

Directors

AngloGold has a unitary board structure which currently comprises four executive directors and thirteen non-executive directors, three of whom are alternates. Certain information with respect to AngloGold's current directors is set forth below:

Name	Age	Position	Year first appointed [(1)]
Robert (Bobby) M. Godsell [(2)]	51	Director and chief executive officer	1989 [(3)]
Jonathan G. Best [(4)]	55	Executive director, finance	1994 [(3)]
David (Dave) L. Hodgson [(5)]	56	Executive director and chief operating officer	2001
Kelvin H. Williams [(6)]	55	Executive director, marketing	1990 [(3)]
Russell P. Edey [(7)(8)]	61	Non-executive director and chairman	1998
Thokoana J. (James) Motlatsi [(9)]	52	Non-executive director and deputy chairman	1998
Frank B. Arisman [(7)]	59	Non-executive director	1998
Elisabeth le R. Bradley [(7)]	65	Non-executive director	1998
Colin B. Brayshaw [(7)]	68	Non-executive director	1997 [(3)]
Anthony (Tony) W. Lea	55	Non-executive director	2001
William (Bill) A. Nairn [(10)]	59	Non-executive director	2001
Julian Ogilvie Thompson	70	Non-executive director	1998
Nicholas F. Oppenheimer [(11)]	58	Non-executive director	1998
Anthony (Tony) J. Trahar	54	Non-executive director	2000
David D. Barber	51	Alternate director	2002
Arthur H. (Harry) Calver	56	Alternate director	2001
Peter G. Whitcutt	38	Alternate director	2001

(1) *Directors serve for a period of three years unless re-elected. At each annual general meeting, directors appointed since the previous annual general meeting are required to retire, but are eligible for re-election. In addition, one-third of the board of directors must retire according to seniority or by lot but may be re-elected.*

(2) *Appointed to the board in 1989, appointed as chief executive officer in April 1998 and chairman in December 2000. Resigned as chairman on April 30, 2002 but remains chief executive officer and an executive director.*

(3) *Date appointed to the board of Vaal Reefs Exploration and Mining Company Limited, prior to the formation of AngloGold Limited.*

(4) *Appointed as finance director in 1998.*

(5) *Appointed as chief operating officer in 2001.*

(6) *Appointed as marketing director in 1998.*

(7) *Member of the audit and corporate governance committee.*

(8) *Appointed as chairman with effect from May 1, 2002.*

(9) *Appointed as deputy chairman with effect from May 1, 2002.*

(10) *Appointed to board in January 2000, resigned from board and appointed as alternate in October 2000. Re-appointed to the board in May 2001.*

(11) *Resigned as non-executive chairman in 2000 but remains a non-executive director.*

Executive directors

Robert (Bobby) M. Godsell, BA, MA. Mr Godsell was appointed to the AngloGold board as chief executive officer in April 1998 and as chairman in December 2000. He relinquished his role as chairman of AngloGold in May 2002. He has in excess of 30 years of service with companies associated with the mining industry, and has served as a non-executive director of Anglo American plc since March 1999. He is also a past chairman of the World Gold Council.

Jonathan G. Best, ACIS, ACIMA, MBA. Mr Best was appointed finance director in April 1998. He has had 35 years of service with companies associated with the mining industry.

David (Dave) L. Hodgson, BSc (Mining Engineering), BSc (Civil Engineering), BCom, AMP (Harvard). Mr Hodgson was appointed to the AngloGold board in November 2001 as chief operating officer. He was previously executive officer responsible for AngloGold's South Africa region. He has more than 30 years of mining experience.

Kelvin H. Williams, BA (Hons). Mr Williams was appointed marketing director in April 1998. He has had 28 years of service with companies associated with the mining industry, and is the chairman of Rand Refinery and is a director of the World Gold Council.

Non-executive directors

Russell P. Edey, FCA. Mr Edey was appointed to the AngloGold board in April 1998 and as deputy chairman in December 2000. In May 2002 he was appointed chairman when Bobby Godsell relinquished this office. Based in the United Kingdom, he is deputy chairman of N M Rothschild Corporate Finance and a director of a number of other companies.

Thokoana J. (James) Motlatsi, Hon D Soc Sc (Lesotho). Dr Motlatsi was appointed to the AngloGold board in April 1998 and as deputy chairman in May 2002 upon Russell Edey being appointed chairman. He has been associated with the South African mining industry since 1970, and is a past president of the National Union of Mineworkers (NUM). He is chief executive officer of TEBA Limited.

Frank B. Arisman, MSc (Finance). Mr Arisman was appointed to the AngloGold board in April 1998. He resides in New York and recently retired, after 32 years of service, from JP Morgan Chase, where he held the position of managing director.

Elisabeth le R. Bradley, BSc, MSc. Mrs Bradley was appointed to the AngloGold board in April 1998. She is non-executive chairman of Wesco Investments Limited, Metair Investments Limited and Toyota SA (Proprietary) Limited and deputy chairman of the South African Institute of International Affairs.

Colin B. Brayshaw, CA(SA), FCA. Mr Brayshaw was appointed to the AngloGold board in April 1998. He is a retired managing partner and chairman of Deloitte & Touche, and is a non-executive director of a number of other companies including Anglo Platinum Corporation, Datatec and Johnnic Holdings. He has been chairman of AngloGold's audit committee (now the audit and corporate governance committee) since April 1997.

Anthony (Tony) W. Lea, BA (Hons). Mr Lea was appointed a director of AngloGold in July 2001. He is finance director of Anglo American plc.

William (Bill) A. Nairn, BSc (Mining Engineering). Mr Nairn has been a member of the AngloGold board since January 2000. He was re-appointed a director in May 2001, having previously been alternate director to Tony Trahar. He is group technical director of Anglo American plc.

Julian Ogilvie Thompson, MA. Mr Ogilvie Thompson was appointed to the AngloGold board in April 1998. He is a non-executive director of Anglo American Corporation (a wholly-owned South African subsidiary of Anglo American plc), having resigned as chairman of Anglo American plc in November 2002. He is a non-executive director of De Beers Consolidated Mines and a director of a number of other companies.

Nicholas F. Oppenheimer, MA. Mr Oppenheimer was appointed to the AngloGold board in April 1998 and is a former non-executive chairman of the company. He is chairman of De Beers Consolidated Mines, a non-executive director of Anglo American plc and a director of a number of other companies.

Anthony (Tony) J. Trahar, BCom, CA (SA). Mr Trahar was appointed to the AngloGold board in October 2000. He is chief executive officer of Anglo American plc.

Alternate directors

David D. Barber, FCA, AMP (Harvard). Mr Barber was appointed alternate director to Julian Ogilvie Thompson in April 2002. He is finance director of Anglo American Corporation.

Arthur H. (Harry) Calver, BSc (Hons) Engineering, MDP (UNISA), PMD (Harvard). Mr Calver was appointed alternate director to Bill Nairn in May 2001. He is Head of Engineering at Anglo American plc.

Peter G. Whitcutt, BCom (Hons), CA(SA), MBA. Mr Whitcutt was appointed alternate director to Tony Lea in October 2001. He is Head of Finance at Anglo American plc.

In accordance with the articles of association of AngloGold, all directors must retire at least once every three years by rotation and may be re-elected by shareholders. At the next annual general meeting to be held on April 29, 2004, Mr J G Best, Mrs E le R Bradley, Mr J Ogilvie Thompson, Mr N F Oppenheimer and Mr A J Trahar will retire by rotation. Other than Mr Ogilvie Thompson and Mr Oppenheimer, who have advised that they wish to retire from the board, all directors will offer themselves for re-election at such annual general meeting.

Executive committee

The board of directors of AngloGold has delegated authority to run the day-to-day affairs of the company to an executive committee comprising the four executive directors. The executive committee meets regularly under the chairmanship of the chief executive officer and is mandated to assist in reviewing operations and performance by the AngloGold group, developing strategy and policy proposals for consideration by the board of directors and implementing the directives of the board. Members of the executive committee are:

Name	Age	Position	Year first appointed
Robert (Bobby) M. Godsell	51	Chief executive officer	1989
Jonathan G. Best	55	Executive director, finance	1994
David (Dave) L. Hodgson	56	Executive director and chief operating officer	2001
Kelvin H. Williams	55	Executive director, marketing	1990

For a description of the business experience and functions of the members of the executive committee, see “Directors” above.

To assist in the execution of certain of its duties and functions, the executive committee has established an operations sub-committee, a treasury committee and a finance committee, all described below. For information on the other committees established by the board of directors, see “Item 6C.: Board practices”.

Operations sub-committee

The objective of this sub-committee is to oversee and monitor the performance of AngloGold’s operational activities, implement the strategic objectives of the company and to report to the executive committee on important areas of concern. Members of the sub-committee are appointed by the executive committee and include the executive officers responsible for the various regional operations, together with the executive officers responsible for human resources, corporate affairs, business planning and any senior managers of the company as determined by the executive committee. The sub-committee meets under the chairmanship of the chief operating officer on a regular basis.

Treasury committee

The committee meets monthly to discuss and evaluate market conditions, treasury operations and future hedging strategies. The committee operates within clearly defined parameters set by the board.

The members of this committee are:

C B Brayshaw – chairman – non-executive director
S Cassim – East & West Africa region – financial manager
Ms D Earp – manager – corporate accounting
Ms H H Hickey – group internal audit manager
M P Lynam – treasurer
J G Best – executive director – finance
R N Duffy – executive officer – business planning
R P H Hayes – treasury manager
Ms C A Hoad – risk manager
K H Williams – executive director – marketing

Finance committee

This committee, which meets on a regular basis and is responsible for strategy and monitoring of all financial and administrative aspects of the company, comprises:

J G Best (chairman) – executive director – finance
R C Croll – manager – mining valuations
R N Duffy – executive officer – business planning
Ms H H Hickey – group internal audit manager
M P Lynam – treasurer
Ms Y Z Simelane – managing secretary
S Barua – manager – legal compliance
P J G Dennison – manager – mergers and acquisitions
Ms D Earp – manager – corporate accounting
S J Lenahan – executive officer – corporate affairs
O C Murphy – corporate taxation manager

The company secretary attends meetings of the committee.

Executive officers

The executive officers of AngloGold are:

Name	Age	Position	Year first appointed
Roberto Carvalho Silva	52	South America region	2000
Richard N. Duffy	40	Business planning	1998
Steven J. Lenahan	48	Corporate affairs	1998
Neville F. Nicolau	44	South Africa region	2001
Nigel W. Unwin	51	Human resources and information technology	1999
Office of corporate administration			
Yedwa Z. Simelane	38	Managing secretary	2000
Christopher (Chris) R. Bull	57	Company secretary	1998

The business experience and functions of the executive officers of AngloGold are as follows.

Roberto Carvalho Silva, BAcc, BCorp Admin, holds a degree in Accounting (from the Commerce and Business School, Federal University of Paraná, Brazil) and in Corporate Administration (from the Bennett Methodist University, Brazil). He joined the Anglo American Group in Brazil in 1973, having held the position of controller and being involved in all group business. He became administrative and financial manager of De Beers Brazil in 1982, financial and commercial director of Anglo American Corporation's gold division in 1986, and vice president of Minorco Brazil in 1990. In January 1999 he was designated president and CEO of AngloGold South America, and became a member of the executive of AngloGold in February 2000.

Richard Duffy, BCom, MBA (Henley Management College – UK), holds a commerce degree from the University of the Witwatersrand. He joined Anglo American Corporation in 1987, in its computer services division. He has spent time at Anglo American Corporation's Zambian office and with companies forming part of its small and medium business development initiatives. In 1996 he became purchasing manager at Anglo American Corporation. He joined the executive of AngloGold in the capacity as managing secretary of the company in 1998 and was appointed to his current position in November 2000.

Steve Lenahan, BSoc Sc, MSc, graduated in Social Sciences from Natal University. He also holds a Master of Science degree in Industrial Relations from London University. He started his career with De Beers in 1978 and moved subsequently to Anglo American Corporation, where he worked in the industrial relations department, the diamond services division, the public policy department and the corporate office. He became AngloGold's investor relations officer in 1998 and assumed responsibility for corporate affairs in early 2001.

Neville Nicolau, B-TeCh (Mining Engineering), MBA (UCT), along with these qualifications, has completed the MDP and DPLR programs at UNISA and the AMP at Templeton College. He joined Anglo American Corporation in 1979 and has worked at various managerial levels in all the major areas of the South Africa region. He was appointed General Manager of Great Noligwa in 1996. In December 1999 he was appointed technical director of AngloGold South America region and on his return to South Africa in November 2001, he was appointed executive officer – South Africa region.

Nigel Unwin, BA, holds a Bachelor of Arts degree from the University of the Witwatersrand. He began his career with Anglo American Corporation in 1974 in the human resources department and in 1977 transferred to the gold and uranium division. He was appointed manpower consultant in 1987. He moved to Edgars Stores Limited as human resources executive in 1991. He was appointed AngloGold's executive officer for strategic planning and labor relations in January 1999 and assumed responsibility for the Australia region in November 1999, for information technology in November 2000 and for human resources in January 2001. He relinquished his executive officer responsibilities for AngloGold's Australia region during 2002.

Office of corporate administration

Yedwa Simelane, BA, LLB, FILPA (Fellow of the Institute of Life and Pension Advisors), MAP, was appointed managing secretary, with effect from November 1, 2000 to provide guidance to the board of directors and executive officers in the execution of their duties. She was previously with the Mineworkers Provident Fund, where she was the senior manager of the fund, advising on employee benefits, retirement funding options and risk insurance. Prior to that, she was employed as an Employee Benefits Consultant at Old Mutual Employee Benefits and at the then Alexander Forbes NBC.

Chris Bull, BCom, has been employed by the Anglo American Corporation group for the past 38 years in various company secretarial positions. He was appointed company secretary of AngloGold in 1998 and is responsible for ensuring compliance with statutory and corporate governance requirements and the regulations of the stock exchanges on which AngloGold is listed.

Competent persons

The schedule below presents the details of those persons who manage AngloGold's ore reserves and mineral resources:

Name	Age	Position	Year first appointed
Ben W. Guenther	51	Head of mining	1999
David (Dave) L. Worrall	53	Manager surface mining	1999
Jurgens van Zyl Visser	49	Manager survey and planning – South African region	2001
Vaughan A. Chamberlain	41	Manager evaluation	1998
Michael (Mike) F. O'Brien	46	Manager evaluation	1999

The following persons take corporate responsibility for the reporting of ore reserves:

Ben Guenther, BSc (Mining Engineering), MAusIMM, holds a Bachelor of Science degree in Mining Engineering from the Colorado School of Mines. He joined Minorco in 1995. He was appointed Vice President and General Manager AngloGold (Jerritt Canyon) in 1999 and in September 2000 was appointed head of mining at the corporate office.

Dave Worrall, ACSM, MAusIMM, is an Associate of the Camborne School of Mines in Cornwall, England. He joined Anglo American Corporation in 1981 as a senior mine planning engineer in the technical director's office and AngloGold in 1999 as manager surface mining in the corporate office, the position he currently holds.

Jurgens van Zyl Visser, BSc (Minerals Resource Management), PLATO, holds a Bachelor of Science degree in Mineral Resource Management from the University of the Witwatersrand. He started his career with Anglo American Corporation in 1975 as a surveyor at President Steyn Mine (now Bambanani mine). He joined AngloGold in 1998 as a divisional valuator and in 1999 was appointed as manager survey and planning – South African region.

The following persons, as defined under the JORC Code, take corporate responsibility for the reporting of AngloGold's mineral resources:

Vaughan Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM, holds a Bachelor of Science (Honors) degree in Geology from the University of Natal and a Masters degree in Mining Engineering from the University of the Witwatersrand. He started his career with Anglo American Corporation in 1987 as a geologist at Western Deep Levels East Mine (now TauTona mine). He joined AngloGold in 1998 as manager evaluation in the mineral resource department, the position he currently holds.

Mike O'Brien, MSc (Engineering), BSc (Hons) (Geology), Dip Data, Pr.Sci.Nat., MAusIMM, holds a Bachelor of Science degree in Geology from the University of Natal, a Masters degree in engineering from the University of Witswaterrand and a Dip Data diploma from UNISA. He joined Anglo American Corporation in 1981 as a geologist at Vaal Reefs Mine and AngloGold in 1999 as manager evaluation in the mineral resource department, the position he currently holds.

6B. Compensation

Policy

AngloGold has a Remuneration Policy which seeks to:
- attract, reward and retain executives of the highest caliber;
- align the behavior and performance of executives with the company's strategic goals and in the overall interests of shareholders;
- ensure the appropriate mix of short-, medium- and long-term rewards and incentives, with the latter being closely linked to structured company performance targets and strategic objectives;
- ensure that, within regions, management is competitively rewarded within a global remuneration policy, which recognizes both local and global markets.

This policy and its application is reviewed at least annually by the Remuneration Committee. See "Item 6C.: Board practices – Remuneration committee".

Compensation of directors

Under the Listings Requirements of the JSE Securities Exchange South Africa (JSE), AngloGold discloses the compensation paid to each of the members of the board of directors.

Compensation of executive directors

The following principles are used in the determination of executive remuneration:

- annual remuneration should be a combination of base pay and short-, medium- and long-term incentives, with salary comprising about 50 percent of annual remuneration;
- salary should be set at the median for the relevant competitive markets;
- all incentive plans should align performance targets with shareholder interests.

Salary: All salaries are subject to annual review by the remuneration committee and are set at the median of salaries in the relevant competitive markets in South Africa and globally. The individual salaries of executive directors are reviewed in the light of their own performance, experience, responsibility and company performance.

Annual bonus: The annual bonus is determined by the achievement of a set of company and individual performance targets. The company targets include earnings per share, cost control and global production. The weighting of the respective contribution of company and individual targets is 70 percent for company and 30 percent for individuals. The remuneration committee has the right to adjust the overall level of bonus of executive directors, particularly in the light of the company's annual safety performance and of the specific contribution of individual executive directors to the company's success.

***Share Incentive Scheme*:** The scheme provides for an annual grant of share options based on the achievement of pre-determined performance targets similar to those used for the annual bonus. Options granted are subject to the achievement of a performance condition set by the remuneration committee and are subject to a maximum equivalent to annual salary for any executive director. Each tranche of options can only be exercised if earnings per share increase by 5 percent plus US inflation per year, over a three-year period. Options must be exercised within 10 years from date of grant.

Until December 31, 2001, the scheme allowed for options to be granted in three tranches over a five-year period, subject to a maximum of 200,000 in respect of the chief executive officer and 100,000 for other executive directors. The number of options held by executive directors is reflected on page 163.

See "Item 6E.: Share ownership" for more information on the Share Incentive Scheme.

***Pensions*:** All executive directors are members of the AngloGold Pension Fund, a defined benefit fund which guarantees a pension on retirement equivalent to 2 percent of final basic salary per year of service. Death and disability cover is reflective of best practice among comparable employers in South Africa.

Other benefits: Executive directors are members of the AngloGold Medical Scheme, which covers the director and his immediate family.

***Executive directors' service contracts*:** Service contracts of executive directors are reviewed annually. The contractual notice period in respect of Mr R M Godsell, as chief executive officer, is 12 months, and for the other three executive directors, six months. The contracts also deal with compensation if employment is terminated or in the event of a material change in role, responsibilities or remuneration occurs. Compensation in these circumstances is pegged at twice the notice period.

The following table presents the compensation paid by AngloGold to each executive director during 2003 and 2002. Executive directors have elected not to receive payment of directors fees, committee fees and travel allowances.

All figures in $000 [(1)]	Salary	Perform-ance related payments	Pension scheme contri-butions	Other benefits [(2)]	Sub-total	Pre-tax gain on share options exercised	Total
Remuneration 2003							
R M Godsell (Chief Executive Officer)	713	326	91	16	1,145	–	1,145
J G Best	379	113	48	7	548	653	1,201
D L Hodgson	379	113	48	8	549	244	793
K H Williams	394	123	50	14	580	39	618
Total	**1,865**	**675**	**238**	**44**	**2,822**	**936**	**3,758**
Remuneration 2002							
R M Godsell (Chief Executive Officer)	402	124	47	27	600	–	**600**
J G Best	236	89	29	3	357	203	**560**
D L Hodgson	236	65	29	10	339	283	**622**
K H Williams	255	86	32	14	387	205	**592**
Total	**1,129**	**364**	**137**	**54**	**1,683**	**691**	**2,374**

NB: Rounding may result in computational differences

(1) *Directors' compensation is paid principally in South African rands. However, for the purpose of this annual report, the rand values have been converted to US dollars using the following year-to-date average rate of exchange: 2003: $1 = R7.5516; and 2002: $1 = R10.4835.*

(2) *Includes health care and reimbursement of travel expenses.*

Compensation of non-executive directors

Non-executive directors receive no compensation from AngloGold other than their fees which are determined by shareholders in general meeting. Under the company's articles of association, the annual fees payable to directors, with effect from May 1, 2003, are R100,000 for each director other than the chairman and deputy chairman, R200,000 for the chairman and R150,000 for the deputy chairman. Remuneration of non-executive directors for their services on the committees concerned is determined by the board. Currently, this comprises in the case of each committee: Chairman R50,000 per annum; members R30,000 per annum each. In addition, payment of a travel allowance of $2,000 per meeting is made to non-executive directors who travel internationally to attend board meetings. In addition, AngloGold is liable for the payment of all travel costs.

No benefits in kind were granted to the non-executive directors during 2003 and 2002.

There are no contracts of service between the non-executive directors and the company or any of its subsidiaries. All directors are subject to retirement by rotation and re-election by shareholders at least once every three years.

The following table presents the compensation paid by AngloGold to each non-executive director during 2003 and 2002.

All figures in $000 [(1)]	2003 Directors' fees	2003 Committee fees	2003 Travel allowance	2003 Total	2002 Directors' fees	2002 Committee fees	2002 Travel allowance [(2)]	2002 Total
R P Edey (Chairman)	26	17	6	49	15	12	4	31
Dr T J Motlatsi (Deputy Chairman)	20	15	2	37	11	10	2	23
F B Arisman	13	10	6	29	8	6	4	18
Mrs E le R Bradley	13	15	2	30	8	10	-	18
C B Brayshaw	13	9	2	24	8	4	-	12
Dr V K-K Fung [(3)]	4	2	-	6	8	3	2	13
A W Lea	13	4	-	17	8	3	-	11
W A Nairn	13	15	-	28	8	10	-	18
J Ogilvie Thompson	13	4	-	17	8	3	-	11
N F Oppenheimer	13	4	-	17	8	3	-	11
A J Trahar	13	4	-	17	8	3	-	11
Total	**154**	**99**	**18**	**271**	**98**	**67**	**12**	**177**
Alternates [(4)]								
D D Barber	-	-	2	2	-	-	-	-
A H Calver	-	-	-	-	-	-	-	-
P G Whitcutt	-	2	-	2	-	3	-	3
Total	-	**2**	**2**	**4**	**-**	**3**	**-**	**3**
Fees paid to a former non-executive director								
D M J Ncube	-	-	-	-	-	6 [(5)]	-	6
Total	-	-	-	-	**-**	**6**	**-**	**6**
Grand total	**154**	**101**	**20**	**275**	**98**	**76**	**12**	**186**

NB: Rounding may result in computational differences

(1) *Directors' compensation is paid principally in South African rands. However, for the purpose of this annual report, the rand values have been converted to US dollars using the following year-to-date average rate of exchange: 2003: $1 = R7.5516; and 2002: $1 = R10.4835.*

(2) *Travel allowance was introduced with effect from May 1, 2002.*

(3) *Resigned as a director with effect from April 30, 2003.*

(4) *Messrs Barber and Calver are not members of any sub-committee and are therefore not entitled to payment of fees.*

(5) *Prior years' adjustment.*

Compensation of senior management

AngloGold's senior management comprises its executive directors and executive officers. Under the Listings Requirements of the JSE AngloGold is not required to, and it does not otherwise, disclose compensation paid to individual senior managers other than executive directors. However, the aggregate compensation paid to executive officers, excluding compensation paid to executive directors, in 2003 was $1.774 million (2002: $1.494 million), representing 5 executive officers in 2003 and 7 executive officers in 2002.

The contributions by AngloGold to post-retirement benefits for the year ended December 31, 2003 in respect of executive officers, excluding contributions paid to executive directors, was $122,978 (2002: $155,243).

AngloGold pays compensation principally in South African rands. However, for the purpose of this annual report, the rand values have been converted to US dollars using the following year-to-date average rate of exchange: 2003: $1 = R7.5516; and 2002: $1 = R10.4835.

6C. Board practices

The board of directors

The company has a unitary board structure comprising four executive directors and 10 non-executive directors (excluding alternate directors). The board consists of a group of directors which together possesses the necessary knowledge, expertise and experience to contribute actively to the deliberations of the board, and are committed to principles of corporate discipline, accountability, transparency, independence, fairness and social responsibility.

The executive directors are appointed by the board to oversee the day-to-day running of the company through effective supervision of management. Executive directors are held accountable by regular reporting to the board, and their performance is measured against pre-determined criteria as well as the performance of their respective business units. The performances of the executive directors are considered relative to the prevailing business climate. Bonuses paid to executive directors are a reflection of the performance of each of the directors and the company as a whole. Executive directors have elected to receive no remuneration as directors of the company.

The four executive directors have service contracts with AngloGold that provide for benefits if the executive director's appointment is terminated or if he resigns in circumstances contemplated by section 186(e) of the South African Labor Relations Act, namely where an employee terminates a contract of employment with or without notice because the employer made continued employment intolerable for the employee, within twelve months of a change of control of the company. Each executive director's contract entitles him to payment of 12 months' gross salary (24 months' gross salary in the case of Mr Godsell), less tax and national insurance contributions, and the value of any pension contributions that would have been made to him by AngloGold in the six months following his date of termination.

All directors are subject to retirement by rotation and re-election by shareholders at least once every three years. In addition, all directors are subject to re-election by shareholders at the first annual general meeting following their appointment. The appointment of new directors is approved by the board as a whole.

Currently, five of the 10 non-executive directors (excluding alternate directors) of AngloGold are affiliated with AngloGold's ultimate parent company, Anglo American plc, namely Messrs A W Lea, W A Nairn, N F Oppenheimer, J Ogilvie Thompson and A J Trahar. The five remaining non-executive directors, being Mr R P Edey, Dr T J Motlatsi, Mr F B Arisman, Mrs E le R Bradley and Mr C B Brayshaw, are all independent of management and free from any business relationship which could materially interfere with the exercise of their independent judgement.

The board meets at least on a quarterly basis to discuss and review issues of strategy, planning, operational and financial performance, acquisitions and disposals, major capital expenditure, stakeholder communications and other material issues reserved for its decision. Further meetings are held as and when required.

An agenda, the minutes of the previous meeting and supporting documentation to assist directors in making informed decisions are provided to all board and board committee members prior to meetings being held. Furthermore, all directors have unrestricted access to, and may inspect all documentation and property held by the company.

The articles of association of AngloGold provide for the following:

- AngloGold may in a general meeting elect any person to be a director to fill a casual vacancy;
- The directors have the power to appoint any person as a director, either to fill a casual vacancy or as an addition to the board. The articles of association contain no provision for a maximum number of directors;
- The articles of association contain no provision for directors to hold qualification shares;
- The directors are entitled to remuneration as determined by AngloGold, by ordinary resolution in a general meeting; and
- The directors may, from time to time, borrow or raise sums of money for the purposes of AngloGold.

A managing secretary and company secretary advise the board on compliance with procedural and regulatory aspects of a legal nature, and are active in guiding the board on all corporate governance issues.

Policies and procedures are in place to allow directors to seek independent professional advice at the company's expense. This enables the directors and board committees to act independently of management where deemed necessary.

Board committees

The company's activities span a wide range of disciplines and activities. Board committees have been established to have oversight of management in key areas and to report to the board on important issues facing the company. The committees play a vital role in enhancing the effectiveness of the board and assist the board in discharging its duties and responsibilities. The committees comprise members of the board, are chaired (in the main) by a non-executive director, and meet a number of times each year. Each committee fulfils a specific mandate entrusted to it by the board and has written terms of reference governing its particular sphere of activity, membership requirements and reporting procedures, together with details of its powers, rights and obligations. Members of each committee are chosen having regard to each member's knowledge, experience and ability to provide a meaningful contribution to the committee's particular mandate. Management, who attend the meetings by invitation, report to the committees on their activities, and important issues requiring a decision are raised with the members of the committees. An agenda, supporting documentation and full justification for decisions required are provided prior to each committee meeting. Minutes of each committee meeting are circulated to members and the board. The chairperson of each committee prepares reports for each board meeting detailing the committee's activities for the preceding period, and attends the annual general meeting to answer any questions raised by shareholders.

The following information reflects the composition and activities of these committees other than the executive committee which is discussed above under "Item 6A.: Directors and senior management":

Audit and corporate governance committee

Members of the committee, which is comprised exclusively of non-executive directors, are:

C B Brayshaw – chairman
Mrs E le R Bradley
F B Arisman
R P Edey

The primary responsibility of the committee is to assist the board of AngloGold in carrying out its duties relating to accounting policies, internal control, financial reporting practices, identification of exposure to significant risks and all corporate governance issues.

To assist the committee in discharging its responsibilities, internal audits are performed at all of the operating units of the company under the auspices and direction of the group internal audit manager. Teams of suitable, qualified and experienced employees perform the internal audits. The primary mandate of the group's internal auditors is to provide an independent, objective assurance and consulting activity designed to add value and improve the organization's operations. This is done by a systematic, disciplined approach to review, evaluate and improve the effectiveness of risk management, internal control and governance processes. This process would bring material deficiencies, instances of non-compliance, high-risk exposure and development needs to the attention of the group internal audit manager and operational management for resolution.

The committee is responsible for the appointment and removal of the group internal audit manager. This committee and the executive committee consider it unnecessary for the group internal audit manager to report administratively to the chief executive officer and has determined that she report administratively to the finance director and functionally to the committee. The group's internal audit manager has unrestricted access to the chief executive, the board chairman and the chairman of the audit committee, and is invited to attend and report on her department's activities at every committee meeting.

The committee has access to all records of the internal audit team. The group's external audit partner has unrestricted access to the chairman of the audit committee and, where necessary, to the chairman of the board and chief executive officer. Important findings arising from audit procedures are brought to the attention of the committee and reported to the board.

The committee is responsible for the appointment, removal and oversight of the activities of the external auditors. In addition, the committee has set the principles for recommending the use of the external auditors for non-audit services. The committee approves all external consulting services and other charges levied by the external auditors.

The committee met five times during 2003 with the external audit partner, the group's internal audit manager and the corporate accounting manager, to review the audit plans for the internal and external auditors, to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in internal controls and to review the quarterly and half-yearly financial results, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.

A sub-committee met on March 16, 2004 to review the company's annual report on Form 20-F prior to approval by the board and subsequent submission to the SEC in Washington.

Employment equity and development committee

The members are:

Dr T J Motlatsi – chairman
R M Godsell
W A Nairn
F B Arisman
D L Hodgson

The committee is chaired by the board deputy chairperson. It comprises three non-executive directors, as well as the chief executive and chief operating officers. The purpose of the committee is to facilitate the development of opportunities in the company for all employees and to encourage employees to achieve their optimal levels of career development in the company, with due recognition being given to the diversity of the society in which the company operates. The committee met on four occasions during 2003.

Investment committee

The members are:

R P Edey – chairman
Mrs E le R Bradley
W A Nairn
J G Best
A W Lea
K H Williams

Chaired by a non-executive director, the committee is composed of four non-executive directors, as well as the executive directors for finance and marketing, and meets as and when required. The mandate of the committee is to assess and evaluate capital projects, and ensure that investments, disinvestments and financing proposals are in accordance with the company's primary objective of creating wealth for its shareholders on a sustainable long-term basis. Four meetings were held during 2003.

Market development committee

The members are:

Mrs E le R Bradley – chairman
R M Godsell
K H Williams
F B Arisman
Dr T J Motlatsi

AngloGold is committed both to the production of gold and the development of the market for gold itself. To this end the committee has been established to extend the influence of AngloGold as a major global gold company, in the development of a broader gold business both nationally and internationally. Dr V K Fung, who had been a member of this committee, did not stand for re-election to the board and accordingly, ceased to be a member of the board after April 30, 2003. The committee is composed of three non-executive directors, the chief executive officer and the executive director for marketing. The committee held two meetings during the course of 2003.

Nominations committee

The members are:

R P Edey – chairman
Mrs E le R Bradley
Dr T J Motlatsi
F B Arisman
C B Brayshaw
A J Trahar

The committee was established during 2003 and has yet to meet. It is chaired by the board chairman, and is composed solely of non-executive directors, the majority of whom are independent directors as defined in the JSE Securities Exchange Listings Requirements. The mandate of the committee is to assist the board in determining the criteria for new appointments to the board, to select and advise the board on eligible candidates, and to put in place succession plans particularly for the chairman of the board and the chief executive officer.

Remuneration committee

The members are:

R P Edey – chairman
N F Oppenheimer
A J Trahar
C B Brayshaw
J Ogilvie Thompson

The remuneration committee, which comprises exclusively non-executive directors, is primarily responsible for approving the remuneration policies of the company. Mr C B Brayshaw was appointed as a member of the committee on July 30, 2003. The committee meets as and when required, with a minimum of one meeting per annum. Three meetings of the committee were held during 2003.

Safety, health and sustainable development committee

Members are:

W A Nairn – chairman
Dr T J Motlatsi
R M Godsell

The committee's objective is to ensure that AngloGold undertakes and conducts its operations in a responsible manner and achieves a sustainable balance between economic and social development, with due regard to the safety and health of its employees, and the impact of its operations on the environmentThe committee conducts on-site inspections in regard to matters of serious concern. The committee, which comprises two non-executive directors and the chief executive officer, met on four occasions during 2003.

Company secretarial function

The company secretarial function consists of both a managing secretary and a company secretary. The managing secretary bears overall responsibility for the company secretarial function. Appointment and removal of the managing secretary and company secretary are matters for the board.

The managing secretary and company secretary advise the directors, both collectively and individually, on compliance with procedural and regulatory aspects of a legal nature, ensuring awareness of applicable laws and regulations, guiding the board on all corporate governance and ethical issues, as well as advising the directors on their rights, duties and powers. The in-house legal department reports to the managing secretary and assists the company secretarial function should any questions or issues arise. In addition the company secretarial function has access to a legal counsel who reports to the managing secretary on all compliance and corporate governance issues affecting the company. The company secretarial function also plays a crucial role in the induction of new directors.

Policies and procedures affecting directors and the board as a whole are developed by the company secretarial function in consultation with the executive committee, prior to submission and approval by the board. During 2003 policies and procedures were developed, or are being developed, for directors and the board including directors' right to seek independent professional advice, the induction of new directors, and the development of fit and proper standards for appointment of directors. Terms of reference of the various board committees are either developed by, or in consultation with, the company secretarial function prior to submission to the board for formal approval.

Together with the investor relations department, the company secretarial function also provides a direct communications link with investors, and liaises with the company's share registrars on all issues affecting shareholders. The company secretarial function, in consultation with other departments, also provides mandatory information required by various regulatory bodies and stock exchanges on which the company is listed.

The managing secretary and company secretary are also responsible for compliance with all the statutory requirements in regard to the administration of the Share Incentive Scheme. Directors and officers report dealing in ordinary shares of the company to the company secretarial function who in turn report the dealings to the board. The managing secretary and company secretary are also required to ensure that minutes of all shareholders', board and board committees' meetings are properly recorded in accordance with the South African Companies Act of 1973.

6D. Employees

The average number of employees in the AngloGold group over the last 3 financial years was:

	2003	**2002**	**2001**
South Africa	48,078	47,602	64,881
East & West Africa	2,724	2,276	1,627
North America	741	909	854
South America	3,356	2,656	2,292
Australia	540	599	726
Total	**55,439**	**54,042**	**70,380**

South African employee numbers includes corporate office and health services employees.

For details of employees, including outside contractors, by geographical region, see "Item 4B.: Business overview – Products, operations and geographic locations".

Worker participation

The company has in place a variety of strategies and structures that are designed to promote employee participation. These strategies and structures are further developed and adapted from time to time to meet variations in operational requirements and to accommodate changing circumstances. Management and employee representatives meet in formal and informal forums at company and operational levels to share information and to address matters of mutual interest.

South African operations

The South African gold mining industry continues to remain labor intensive. However, ongoing technology innovation is making the workplaces safer and more productive and hence continues to be a strategic drive.

A significant number of South Africa's workers belong to either registered or unregistered trade unions, and most of the major industries are unionized. Approximately 86 percent of AngloGold's workforce at its South African operations are members of South Africa's registered trade unions. Trade unions have, with the adoption of the amendments to legislation, a significant influence in South Africa as vehicles for social and political reform and in the collective bargaining process. There have been no major disruptions at AngloGold since inception. Significant labor disruptions could have a material adverse effect on AngloGold's results and financial condition.

The Labor Relations Act entrenches the rights of employees to belong to trade unions and the rights of trade unions to have access to the workplace. It also guarantees the right to strike and the right to participate in secondary strikes in certain prescribed circumstances. The right to picket has also been recognized. This Act recognizes the right of employees to participate in the decision-making of companies by providing for the compulsory establishment of workplace forums to represent the interests of employees where a company employs more than 100 employees. The range of issues on which the workplace forum must be consulted includes restructuring of the workplace, partial or total plant closures, mergers and transfers of ownership, insofar as these affect employees, and terminations. The effect of the recent promulgation of amendments to specific labor laws last year is predominantly visible in the requirement for a more consultative retrenchment process as well as the broadening of the definition of an "employee" under the legislation. In addition to compliance with a spectrum of labor legislation, further compliance is necessary with the newly released Mining Charter.

The implementation of the Labor Relations Act's provisions have not had, and management believes will continue not to have, a material adverse effect on AngloGold's cost of labor and consequently on its results and financial condition, although there can be no assurance of this. See "Item 3D.: Risk factors – Labor disruptions could have an adverse effect on operating results and financial condition".

With the highly regulated South African market, the costs of employment are substantial and labor costs at AngloGold's South African operations constituted approximately half of South African production costs in 2003. Wage agreements differ across bargaining units. In South Africa, negotiated pay increases were finalized at 10 and 9.5 percent for the majority of South African employees belonging to categories 3 to 8 and Miners and Artisans bargaining units respectively. The category 3 to 8 agreement was entered into between the Chamber of Mines (COM) and the National Union of Mineworkers (NUM) in July 2003. The Miners and Artisans agreement was also subsequently signed between NUM, United Association of South Africa (UASA), South African Equity Workers Union (SAEWA), Solidarity unions and COM as at July 2003. Increases for 2004 will be equivalent to average CPIX plus one, but not less than 7 percent for both bargaining units. Both these agreements will expire at the end of June 2005. In addition, on January 22, 2003, AngloGold signed a two-year salary agreement for the officials bargaining unit with UASA and the NUM which provides for an annual pay increase of 9 percent to all employees under this agreement with a merit component ranging from 0.5 - 2 percent for 2003. In regard to 2004 an annual pay increase of 8 percent for all employees under this agreement was agreed to, with a merit increase of 0.75 percent as at January 2004 and 0.25 percent effective in July 2004. The officials agreement covers 3,806 employees at AngloGold's South African operations.

Due to the high cost of labor, productivity and efficiency improvements are paramount to AngloGold's success. There are multiple efforts to improve productivity through various training and development initiatives, which have importantly included the raising of literacy and numeracy levels. AngloGold's training facilities are accredited with the Mining Qualifications Authority as well as the British Standards Institute ISO 9002 accreditation. Importantly as well, AngloGold continues to pilot a project aimed at achieving best work practices in deep-level mining.

East and West African operations

The East and West African operations are divided across three countries, namely Namibia, Mali and Tanzania. Operations in Mali and Tanzania are jointly owned and managed through Joint Venture agreements. In Mali, AngloGold has a joint venture arrangement with Iamgold at Sadiola and Yatela Mines, and at Morila Mine our joint venture partner is RandGold Resources. In Tanzania, the Geita Mine is a joint venture with Ashanti. In the event that the Business Combination is achieved, this mine will be wholly-owned. In Namibia, Navachab Mine is wholly-owned and managed by AngloGold. At Navachab Mine the Mine Workers Union of Namibia (MUN) is recognized and bargains on behalf of employees. The MUN are represented on forums of joint interest e.g. Safety and Health, Equity etc.

In Tanzania Geita Mine recently entered into a code of conduct and excess agreement with the Tanzanian Mines and Construction Workers Union. The union has commenced with the recruitment of members on the mine. As a result of non-union presence, various worker participation and consultative forums exist.

In Mali labor relations is governed by an Industry Collective Agreement that sets minimum employee conditions. Decentralized bargaining structures exist whereby individual mines negotiate conditions with their union committees. The union movement is relatively young in Mali, which leads to a great deal of time being spent on capacity building at a national and operational level.

The Industrial Relations climate at all of the operations has been stable and sound relationships exist with organized labor.

Close relationships are being maintained with local and national government in all the African countries of operation.

North American operations

Employees on AngloGold's North American operations are not unionized. Labor relations are satisfactory and no disruptions were experienced in 2002 or 2003.

South American operations

AngloGold's operations in South America have union representation, although this figure is below 50 percent at each of the operations. Good relations exist with employees and the union; the labor environment has been relatively peaceful, with wage negotiations having been concluded without any disruptions.

Australian operations

Employees on AngloGold's Australian operations are not represented by a labor union, which is typical of the gold mining sector in that country. The Australian operations have not experienced any labor disruptions in past years.

6E. Share ownership

Share ownership of directors

Directors hold the following number of ordinary shares of the company at December 31, 2003 and 2002, which did not individually or in the aggregate exceed 1 percent of the company's issued ordinary share capital:

	December 31, 2003 Beneficial			December 31, 2002 Beneficial		
	Direct	**Indirect**	**Non-beneficial [(1)]**	**Direct**	**Indirect**	**Non-beneficial [(1)]**
Executive directors						
J G Best	–	–	–	–	–	–
R M Godsell	460	–	–	460	–	–
D L Hodgson	–	430	–	–	–	–
K H Williams	–	920	–	–	920	–
Total	**460**	**1,350**	**–**	**460**	**920**	**–**
Non-executive directors						
F B Arisman	–	2,000	–	–	2,000	–
Mrs E le R Bradley	–	23,423	33,027	–	23,423	33,027
C B Brayshaw	–	–	–	–	–	–
R P Edey	–	1,000	–	–	1,000	–
A W Lea	–	–	–	–	–	–
Dr T J Motlatsi	–	–	–	–	–	–
W A Nairn	–	–	–	–	–	–
J Ogilvie Thompson	–	–	478	–	–	478
N F Oppenheimer	–	–	8,726	–	–	6,426
A J Trahar	–	–	–	–	–	6,426
Total	**–**	**26,423**	**42,231**	**–**	**26,423**	**39,931**
Alternate directors						
D D Barber	–	–	–	–	–	–
A H Calver	–	46	–	–	–	–
P G Whitcutt	–	–	–	–	–	–
Total	**–**	**46**	**–**	**–**	**–**	**–**
Grand Total	**460**	**27,819**	**42,231**	**460**	**27,343**	**39,931**

(1) *The director derives no personal benefit from the ordinary shares declared, for example by holding the ordinary shares in trust for another.*

As of March 15, 2004, there has been no change in the directors' ownership of ordinary shares, set forth above.

Share ownership of executive officers

Under the Listings Requirements of the JSE, AngloGold is not required to disclose, and it does not otherwise disclose or ascertain, share ownership of individual executive officers in the share capital of AngloGold. However, to the best of its knowledge, AngloGold believes that AngloGold ordinary shares held by executive officers, in aggregate, do not exceed 1 percent of the company's issued ordinary share capital. See “Item 6E.: Share ownership – Share ownership of directors” for details of ordinary shares held by executive directors.

AngloGold Share Incentive Scheme

AngloGold operates a share incentive scheme for the purpose of providing an incentive to executive directors, executive officers and managers to identify themselves more closely with the fortunes of the group and its continued growth, and also to promote the retention of such employees by giving them an opportunity to acquire ordinary shares in the company.

Under the terms of the scheme, which was approved by the shareholders at general meeting, up to 2.75% of AngloGold’s ordinary shares in issue may be allocated to eligible scheme participants. As of December 31, 2003 and 2002, this amounted to 6,136,249 ordinary shares and 6,122,106 ordinary shares, respectively.

The maximum aggregate number of ordinary shares which may be acquired by any one participant in the scheme is 300,000.

Non-executive directors are not eligible for participation in the scheme.

All options which have not been exercised within ten years from the date on which they were granted automatically lapse, unless otherwise stated.

The scheme provides for the granting of options, based on two separate criteria:

Time related options were approved by shareholders at the general meeting held on June 4, 1998, and amended by shareholders at the annual general meeting held on April 30, 2002. No further options will be granted under this plan which will terminate on February 1, 2012, being the date on which the last options may be exercised or will expire.

Each *time related* option entitles the holder to acquire one ordinary share at a price equal to the closing price of ordinary shares on the JSE on the day before granting of the option.

Time related options granted, may be exercised as follows:

Percentage	Period after date of grant of options
20	2 years
40	3 years
60	4 years
100	5 years

Performance related options were approved by shareholders at the annual general meeting held on April 30, 2002.

Each *performance related* option entitles the holder to acquire one ordinary share at a price equal to the closing price of ordinary shares on the JSE on the day before granting of the option.

Performance related options may be exercised in full, three years after date of grant, provided that the conditions on which the options were granted, namely the performance of the company as determined by the directors at date of grant, are met.

The movement in respect of options granted and the ordinary shares issued as a result of the exercise of options during the period January 1, 2003 to December 31, 2003 was as follows:

	Options				
	Time related	**Performance related**	**Total**	**Average exercise price per ordinary share**	**Ordinary shares issued**
At January 1, 2003	2,159,280	1,179,100	3,338,380	R186.45	1,539,320
Movements during year					
– Granted	–	1,239,700	1,239,700	R221.90	
– Exercised	508,020	–	508,020	R123.10	508,200
– Lapsed – terminations	47,600	102,500	150,100	R236.32	
At December 31, 2003	1,603,660	2,316,300	3,919,960	R203.96	2,047,340

Option ownership of directors, executive officers and management

Under the Listing Requirements of the JSE, AngloGold is required to disclose the option ownership of individual directors. Under those requirements, AngloGold is not required to, and it does not otherwise, disclose option ownership of individual executive officers and senior management.

The table below shows the movement in respect of options held by executive directors on an individual basis, and by executive officers and managers, each as a group, during 2003. Non-executive directors are not eligible to participate in the scheme and therefore own no options:

	Executive directors							
	R M Godsell	**J G Best**	**D L Hodgson**	**K H Williams**	**Total**	**Executive officers**	**Other managers**	**Total**
Granted as at January 1, 2003								
Number	194,300	74,100	83,700	82,100	434,200	225,600	2,678,580	**3,338,380**
Average exercise price per shares – R	123.80	141.10	152.15	129.98	133.39	173.74	196.12	**186.45**
Granted during year								
Number	16,000	10,500	10,500	10,500	47,500	24,000	1,168,200	**1,239,700**
Average exercise price per share – R	221.90	221.90	221.90	221.90	221.90	221.90	221.90	**221.90**
Exercised during year								
Number	–	25,800	9,600	1,500	36,900	58,200	412,920	**508,020**
Average exercise price per share – R	–	104.96	104.00	104.00	104.67	163.21	119.10	**123.10**
Average market price per share at date of exercise – R	–	296.11	296.18	297.87	296.20	271.97	285.82	**284.99**
Pre-tax gain at date of exercise – R value	–	4,931,703	1,844,955	290,808	7,067,465	6,329,730	68,841,924	**82,239,119**
– R per share	–	191.15	192.18	193.87	191.53	108.76	166.72	**161.88**
Lapsed during year								
Number	–	–	–	–	–	16,000	134,100	**150,100**
Average exercise price per share – R	–	–	–	–	–	159.60	245.47	**236.32**
Held as at December 31, 2003								
Number	210,300	58,800	84,600	91,100	444,800	175,400	3,299,760	**3,919,960**
Average exercise price per share – R	131.27	171.38	166.27	141.00	145.22	185.12	212.88	**203.96**
Latest expiry date	May 2, 2013	May 2, 2013	May 2, 2013	May 2, 2013		May 2, 2013	May 2, 2013	

Acacia Employee Option Plan

The company's wholly-owned subsidiary, AngloGold Australia Limited (originally Acacia Resources Limited) operated the Acacia Employee Option Plan for certain of its employees. In terms of this plan, on exercising of options, a ratio of 7 AngloGold ordinary shares for every 100 Acacia options held was applicable. The issue price of the AngloGold ordinary shares was calculated using the A$/R exchange rate as of the date of allotment. At December 31, 2003, all options granted in terms of the Acacia Employee Option Plan had been exercised or lapsed and the plan has now been terminated.

The movement in respect of options during the period January 1, 2003 to December 31, 2003 was as follows:

	Number of options	Equivalent AngloGold ordinary shares	Ordinary shares issued	Average issue price of AngloGold ordinary shares
At January 1, 2003	90,000	6,300	91,700	R161.02
Movements during year				
Issued	–	–	–	–
Exercised	90,000	6,300	6,300	R138.61
Lapsed	–	–	–	–
Held as at December 31, 2003	–	–	98,000	R159.58

Item 7: Major shareholders and related party transactions

Overview

Description of AngloGold's share capital

AngloGold's share capital consists of three classes of stock:

- Ordinary shares, par value 25 cents each (the "ordinary shares");
- A redeemable preference shares, par value 50 cents each (the "A preference shares"); and
- B redeemable preference shares, par value 1 cent each (the "B preference shares").

At a general meeting on December 5, 2002, shareholders approved, *inter alia*, a special resolution for the sub-division of the company's authorized and issued ordinary share capital on a 2 for 1 basis, with effect from close of business on December 24, 2002. The special resolution was registered on December 10, 2002.

There was no change to the authorized share capital of the company during 2003.

The authorized and issued share capital of AngloGold at December 31, 2003, is set out below:

Title of class	Authorized	Issued
Ordinary shares	400,000,000	223,136,342
A preference shares	2,000,000	2,000,000
B preference shares	5,000,000	778,896

All the issued ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold. For a discussion of rights attaching to the ordinary shares, the A redeemable preference shares and the B redeemable preference shares, see "Item 10B.: Memorandum and Articles of Association".

The following are the movements in the issued ordinary share capital from the beginning of the accounting period to the date of this report:

	2003		2002		2001	
Issued	**Number of ordinary shares**	**Rand**	**Number of ordinary shares**	**Rand**	**Number of ordinary shares**	**Rand**
At January 1,	222,622,022	56,655,506	215,268,116	53,817,029	214,042,174	53,510,544
Issues during year						
Issue of shares in terms of						
– Normandy top-up facility [(1)]	–	–	127,156	31,789	16,474	4,118
– Normandy share-swap [(1)]	–	–	6,403,236	1,600,809	466,366	116,592
– AngloGold odd-lot offer [(2)]	–	–	278,196	69,549	–	–
Exercise of options by participants in the						
– AngloGold Share Incentive Scheme	508,020	127,005	478,720	119,680	718,000	179,500
– Acacia Employee Option Plan	6,300	1,575	66,598	16,650	25,102	6,275
At December 31,	223,136,342	55,784,086	222,622,022	55,655,506	215,268,116	53,817,029

(1) *Arising from an offer by AngloGold to shareholders of Normandy Mining Limited to acquire the entire issued share capital of Normandy. As acceptances in respect of this offer constituted only 7.16 percent of Normandy's issued share capital, with no possibility of AngloGold obtaining majority control of Normandy, the offer closed on January 18, 2002. The company's holding of Normandy shares was disposed of in January 2002 and the proceeds applied towards repaying debt owed by the AngloGold group.*

(2) *On November 11, 2002, AngloGold issued a circular to shareholders in which, inter alia, an offer was made to shareholders with holdings of less than 50 ordinary shares (pre sub-division) in AngloGold ("odd-lots") to either increase their odd-lot holdings to 50 ordinary shares (pre sub-division), retain or sell their odd-lot holdings. The rationale behind the offer was to reduce the substantial administrative costs connected with the large number of odd-lot shareholders (approximately 15,555 shareholders) in an equitable manner. The odd-lot offer was not available to holders of AngloGold ADSs and CDIs and to shareholders whose registered addresses were, or who were located, in the United States or to shareholders who were US persons.*

7A. Major shareholders

According to information available to the directors, the following are the only shareholders beneficially holding, directly or indirectly, more than 5 percent of the ordinary share capital of the company:

Ordinary shares held at	**December 31, 2003**		**December 31, 2002**		**December 31, 2001**	
Shareholder	**Number**	**% voting rights**	**Number**	**% voting rights**	**Number**	**% voting rights**
Anglo American plc	121,502,197	54.45	114,457,368	51.41	114,457,368	53.17
The Bank of New York*	36,753,386	16.47	39,879,957	17.91	30,104,646	13.98

* *Ordinary shares held through various custodians in respect of American Depositary Shares issued by The Bank of New York. At December 31, 2003 the number of persons who were registered holders of ADSs was reported at 4,994. AngloGold is aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by these persons.*

The company's major shareholders have the same voting rights as other holders of AngloGold ordinary shares and do not have any different or special voting rights.

As at December 31, 2003, there were 12,748 holders of record of AngloGold ordinary shares. Of these holders 308 had registered addresses in the United States and held a total of 40,749 ordinary shares, approximately 0.018 percent of the total outstanding ordinary shares. In addition, certain accounts of record with registered addresses outside the United States, including The Bank of New York, hold AngloGold ordinary shares, in whole or in part, beneficially for United States persons.

At March 15, 2004, 34,378,146 ADSs, or approximately 15.40 percent of the total issued ordinary share capital, were issued and outstanding and held of record by 4,967 registered holders.

Insofar as is known to AngloGold, except as described below, as of December 31, 2003 there was no person who, directly or indirectly, jointly or severally, exercised or could exercise control over AngloGold, nor is AngloGold aware of any arrangements which might result in a change in control of AngloGold.

All the issued A and B preference shares are held by Eastvaal Gold Holdings Limited, AngloGold's wholly-owned subsidiary. The articles of association of AngloGold provide that the A redeemable preference shares and the B redeemable preference shares are not transferable.

Relationship with Anglo American plc (AA plc) and its subsidiaries

AA plc is the largest shareholder of AngloGold with an equity interest and voting rights of 54.45 percent as at December 31, 2003 (2002: 51.41 percent). Currently, five members of the board of directors of AngloGold are affiliated with AA plc. AA plc has informed AngloGold that it does not currently intend to have more than five members affiliated with AA plc on the AngloGold board of directors at any time. However, currently there is no agreement between AngloGold and AA plc concerning membership on the AngloGold board of directors by AA plc.

AngloGold is an important strategic investment for AA plc as it represents AA plc's principal investment in the global gold industry. AngloGold is an operating gold company independent of AA plc. In this regard:

- AngloGold has a fully dedicated and entirely independent management. This includes its chief executive officer. The management is remunerated by AngloGold and incentivized by an AngloGold share incentive scheme;
- A majority of AngloGold's board of directors are non-executive directors and, including AngloGold's non-executive chairman, the majority of these non-executive directors are not affiliated with AA plc;
- AngloGold has the management, financial capacity and resources to carry out all aspects of its ongoing business activities independent of AA plc;
- Where appropriate, AngloGold may purchase selected specialized services from AA plc on normal commercial and arm's length terms. However, any such contract with AA plc is subject to the approval of a board sub-committee consisting entirely of AngloGold directors independent of AA plc; and
- AngloGold has no service agreements or other contracts in terms of which any turnover or profit related fees are payable to AA plc.

Anglo American Corporation (AAC), a wholly-owned subsidiary of AA plc, has the right to participate in future profits of certain greenfield mineral rights that were transferred by AAC to AngloGold at the time of its formation. No value can be attached to these greenfield mineral rights, until such time as these rights are developed.

7B. Related party transactions

At December 31, 2003, AA plc and its subsidiaries held an effective 54.45 percent interest in AngloGold. In 1997, AAC controlled the board of directors and provided various managerial, technical and administrative services as and when required by the company under the terms of a service agreement. This service agreement was cancelled at the end of the first quarter of 1998.

The group had the following transactions with related parties during the years ended December 31, 2003, 2002 and 2001:

	December 31, 2003		December 31, 2002		December 31, 2001	
(in millions)	**Purchases from related party $**	**Amounts owed to related party $**	**Purchases from related party $**	**Amounts owed to related party $**	**Purchases from related party $**	**Amounts owed to related party $**
Related party transactions with fellow subsidiaries of AA plc						
Boart Longyear Limited – mining services	11	1	9	–	11	1
Mondi Limited – forestry	11	1	18 [1]	1	15	1
Scaw Metals – A division of Anglo Operations Limited – steel and engineering	12	1	11	1	13	1
Shaft Sinkers (Proprietary) Limited – mining services [2]	–	–	–	–	12	1
Related party transactions with associates						
Rand Refinery Limited – gold refinery	2	–	2	–	3	–

[1] Includes $10 million as settlement by AngloGold of a claim in respect of an alleged breach of contract.
[2] No longer considered to be a related party of AngloGold, as no longer a subsidiary of AA plc.

Since January 1, 2004, AngloGold has not been, and as of the date of this annual report is not, a party to any material transaction or proposed transaction by which any director, any other executive officer, any spouse or relative of any of the foregoing or any relative of such spouse had or was to have direct or indirect material interest. In addition, no such persons had any indebtedness to AngloGold during this period, and as of the date of this annual report.

7C. Interests of experts and counsel

Not applicable.

Item 8: Financial information

8A. Consolidated financial statements and other financial information

See “Item 18: Financial statements”.

Legal proceedings

No director or officer of AngloGold has either a direct or indirect position adverse to AngloGold.

There are no legal or arbitration proceedings, including any such proceedings which are active, pending or threatened against, or being brought by or against AngloGold or any member company of AngloGold, of which AngloGold is aware, which may have a significant effect on the financial position, results of operations or liquidity of AngloGold, or which have had such an effect since January 1, 2003.

Ashanti, Sam Jonah (Ashanti’s Chief Executive and Group Managing Director) and Mark Keatley (Ashanti’s former Chief Financial Officer) have been named as defendants in a consolidated class action under the United States federal securities laws in the United States District Court for the Eastern District of New York alleging nondisclosures and misstatements concerning Ashanti’s hedging position and program. The plaintiffs contend that Ashanti’s and the individual defendants’ actions violated Sections 10(b) and 20(a) of the Securities Exchange Act and Rule 10b-5 promulgated thereunder. Two of the proposed class actions that were consolidated purported to be brought on behalf of investors who purchased Ashanti shares during the period July 28, 1999 through October 5, 1999, while the third purported to be brought on behalf of investors who purchased Ashanti shares during the period April 21, 1997 through October 5, 1999. The plaintiffs seek unspecified damages, attorneys’ and experts’ fees and other relief. The three actions were consolidated for all purposes by the court and the court appointed lead plaintiffs and lead counsel under the US Private Securities Litigation Reform Act of 1995. Depositions of key witnesses have been taken.

The damages sought by the plaintiffs have not yet been specified, as is common practice in US securities fraud litigation at the current stage of the proceedings. Ashanti is vigorously defending the claims.

Dividend policy

Dividends are proposed by, and approved by the board of directors of AngloGold, based on the interim and year-end financial statements. Dividends paid are recognized when declared by the board of directors of AngloGold. Dividends may be paid in South African rands or US dollars. Dividends declared to foreign stockholders are not subject to the approval by the South African Reserve Bank (SARB). Dividends are freely transferable to foreign stockholders from both trading and non-trading profits earned in South Africa by publicly listed companies. In situations where a South African company has a calculated tax loss without a concomitant accounting loss, the SARB requires that a notional tax charge be deducted from current profits before the profit available for distribution to stockholders is determined.

AngloGold expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the Board’s ongoing assessment of AngloGold’s earnings, financial condition, including its cash needs, future earnings prospects and other factors.

8B. Significant changes

Business Combination with Ashanti. For a detailed discussion of AngloGold’s Business Combination with Ashanti, including an overview of the Business Combination, a description of the contractual arrangements in connection with the Business Combination and an overview of Ashanti’s business, see Item “4A.: History and development of the company–Overview of the AngloGold-Ashanti Business Combination”.

Convertible Bonds. On February 27, 2004, AngloGold Holdings plc, a wholly-owned subsidiary of AngloGold, issued $1,000,000,000 2.375 per cent guaranteed Convertible Bonds due 2009, convertible into AngloGold ADSs and guaranteed by AngloGold. For a detailed discussion of the issue of the Convertible Bonds, see Item “5B.: Liquidity and capital resources–Liquidity”.

Item 9: The offer and listing

9A. Offer and listing details

The following table sets out, for the periods indicated, the reported high and low market quotations for AngloGold's ordinary shares on the JSE and for its sponsored ADSs on the NYSE:

	JSE [1]		NYSE [2]	
	High	Low	High	Low
Year ended December 31	**(South African cents per ordinary share)**		**(US dollars per ADS)**	
Annual information				
1999	21,400	11,250	37.000	18.31
2000	19,250	9,300	28.69	12.25
2001	24,800	10,420	22.34	13.15
2002	34,700	20,000	35.33	17.62
2003	33,900	19,100	49.95	27.10
Quarterly information				
2002				
First quarter	29,500	20,000	26.02	17.62
Second quarter	34,700	25,200	34.66	22.50
Third quarter	30,350	20,200	30.20	19.750
Fourth quarter	30,760	23,450	35.33	22.50
2003				
First quarter	33,900	21,200	38.69	27.10
Second quarter	26,500	19,100	33.56	27.22
Third quarter	30,700	23,000	41.57	29.89
Fourth quarter	31,800	24,150	49.95	35.83
Monthly information				
September 2003	30,700	25,700	41.57	36.80
October 2003	28,200	24,150	40.20	35.83
November 2003	30,700	26,600	47.97	38.10
December 2003	31,800	28,201	49.95	43.70
January 2004	31,900	28,300	48.25	39.28
February 2004	30,000	27,000	44.86	39.90

(1) *The JSE share price information has been adjusted to give effect to the two-for-one stock split which took effect from the close of business on December 24, 2002.*

(2) *Prior to December 24, 2002, each ADS represented 0.5 of one ordinary share. With effect from the close of business on December 24, 2002, each ADS represents one ordinary share.*

See "Item 7A.: Major shareholders" for number of ADSs outstanding at December 31, 2003.

9B. Plan of distribution

Not applicable.

9C. Markets

Nature of trading market

Prior to June 29, 1998, the date on which AAC's gold mining interests were consolidated into a single, focused, independent, global gold mining company, ordinary shares of AngloGold (formerly Vaal Reefs) were listed on the Johannesburg Stock Exchange (JSE), the London Stock Exchange (LSE) and the Paris bourse, were quoted in Brussels in the form of International Depositary Receipts and were listed under grandfathered unsponsored American Depositary Receipts (ADR) programs on the Nasdaq SmallCap Market. Shares of Freegold, Western Deep Levels and Southvaal were also listed under grandfathered unsponsored ADR programs on the Nasdaq SmallCap Market. Historically, the principal trading market for such shares (as well as for shares of Freegold, Western Deep Levels and Southvaal) had been the JSE and Nasdaq. As part of the consolidation, shares of AngloGold, Freegold, Western Deep Levels and Southvaal were delisted from Nasdaq and shares of all participating companies were delisted from the JSE.

With effect from the implementation of the consolidation, the ordinary shares were listed on the JSE, the LSE and the Paris bourse and were quoted in Brussels in the form of International Depositary Receipts. In addition, American Depositary Shares (ADSs) each representing half of one ordinary share and evidenced by ADRs issued by The Bank of New York under a program sponsored by AngloGold were listed on the New York Stock Exchange (NYSE) on August 5, 1998.

The company was admitted to the official list of the Australian Stock Exchange (ASX) on November 15, 1999. The ordinary shares of the company issued in connection with the acquisition of the entire issued share capital of Acacia Resources Limited trade on the ASX. On November 28, 2001, AngloGold implemented a 10-for-1 split of the AngloGold CHESS Depositary Interests (CDIs), which trade on the Australian Stock Exchange.

Effective at the close of business on December 24, 2002, AngloGold undertook a 2-for-1 stock split and a corresponding change in the ratio of ordinary shares to ADSs from 0.5 ordinary shares per one ADS to one ordinary share per one ADS. At the same time, the ratio of ordinary shares to CDIs changed from one ordinary share equivalent to ten CDIs to one ordinary share equivalent to five CDIs.

9D. Selling shareholders

None.

9E. Dilution

None.

9F. Expenses of the issue

None.

Item 10: Additional information

10A. Share capital

AngloGold's Ordinary Shares and Preference Shares

AngloGold’s authorized share capital is ZAR101,050,000, consisting of three classes of shares: ordinary shares of par value ZAR0.25 each, A redeemable preference shares of par value ZAR0.50 each and B redeemable preference shares of par value ZAR0.01 each. The ordinary shares and the A redeemable preference shares have voting rights, while the B redeemable preference shares have voting rights only under certain circumstances and, in respect of each of these classes of shares, there is no provision in the Articles of Association for cumulative voting. There is no limitation imposed by the Articles of Association or by South African law on the rights of any persons, including non-residents, to own AngloGold ordinary shares or to exercise voting rights in respect of AngloGold ordinary shares. AngloGold’s authorized and issued share capital as of December 31, 2003 and March 15, 2004 (being the latest practicable date prior to the publication of this document) is set out below:

Title of Class	Authorized	Issued	
		March 15, 2004	December 31, 2003
Ordinary shares	400,000,000	223,251,342	223,136,342
A redeemable preference shares	2,000,000	2,000,000	2,000,000
B redeemable preference shares	5,000,000	778,896	778,896

All of the issued ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold.

All of the A redeemable preference shares and B redeemable preference shares are held by Eastvaal Gold Holdings Limited, AngloGold’s wholly-owned subsidiary. AngloGold’s Articles of Association provide that the A redeemable preference shares and B redeemable preference shares are not transferable.

AngloGold is incorporated under the laws of South Africa and the rights of its shareholders are governed by the South African Companies Act 61 of 1973, as amended, the South African Securities Regulation Code and the Listings Requirements of the JSE, as well as AngloGold’s Articles of Association. AngloGold is registered in South Africa with registration number 1944/017354/06.

At AngloGold’s annual general meeting held on April 30, 2003, its shareholders approved ordinary resolutions which gave authority to the directors to allot and issue, at their discretion, all the remaining authorized but unissued ordinary shares in the capital of AngloGold for such purposes as they may determine, after setting aside so many ordinary shares as may be required to be allotted and issued by AngloGold pursuant to the Share Incentive Scheme. However, insofar as this authority relates to the issue of shares for cash, it is subject to the following conditions:

(a) that the authority shall only be valid until the next annual general meeting and in no case shall extend beyond 15 months,
(b) that a paid press announcement giving full details, including the impact on net asset value and earnings per share, be published after any issue representing, on a cumulative basis within one financial year, 5 percent or more of the number of shares in issue prior to the issue concerned,
(c) that the issues in the aggregate in any one financial year shall not exceed 15 perent of the number of shares of AngloGold’s issued ordinary share capital, and
(d) that, in determining the price at which an issue of shares for cash will be made in terms of this authority, the maximum discount permitted shall be 10 percent of the weighted average traded price of the ordinary shares on the JSE (adjusted for any dividend declared but not yet paid or for any capitalization award made to shareholders) over the 30 business days prior to the date that the price of the issue is determined or agreed by AngloGold’s directors.

The number of authorized but unissued ordinary shares in the capital of AngloGold at December 31, 2003 and March 15, 2004 (being the latest practicable date prior to the publication of this document) is 176,760,458 and 176,748,658 respectively.

By a special resolution passed at a general meeting held on December 5, 2002, all of AngloGold's ordinary shares of ZAR 0.50 each were sub-divided into ordinary shares of ZAR 0.25 each, with effect from close of business on December 24, 2002.

The table below details changes in the ordinary issued share capital of AngloGold since December 31, 2000. All references to ordinary shares in the table below are given as if the sub-division described above had taken place on December 31, 2000.

Period to	Description	Number of Ordinary Shares
December 31, 2000	Balance brought forward	214,042,174
Ordinary shares issued during 2001	Normandy bid – swap shares	466,366
	Normandy bid – top-up shares	16,474
	AngloGold Share Incentive Scheme	718,000
	Acacia Employee Option Plan	25,102
December 31, 2001		215,268,116
Ordinary shares issued during 2002	Normandy bid – swap shares	6,403,236
	Normandy bid – top-up shares	127,156
	AngloGold odd-lot offer	278,196
	AngloGold Share Incentive Scheme	478,720
	Acacia Employee Option Plan	66,598
December 31, 2002		222,622,022
Ordinary shares issued during 2003	AngloGold Share Incentive Scheme	508,020
	Acacia Employee Option Plan	6,300
December 31, 2003		223,136,342
Ordinary shares issued to March 15, 2004	AngloGold Share Incentive Scheme	115,000
		223,251,342

There has been no change in the issued preference share capital of AngloGold since December 31, 2000.

Save as disclosed in this paragraph and under "AngloGold Share Incentive Scheme" below, no share or loan capital of AngloGold or any of its subsidiary undertakings is under option or is agreed conditionally or unconditionally to be put under option.

All existing ordinary shares are in registered form. The holding of ordinary shares in uncertificated form is permitted under AngloGold's Articles of Association and the transfer of ordinary shares is permitted through STRATE. Ordinary shares are not eligible for settlement within CREST.

New Ordinary Shares to be issued in the AngloGold-Ashanti Business Combination

The allotment of new ordinary shares, ADSs and other securities to Ashanti shareholders pursuant to the Business Combination will be implemented in full in accordance with the terms of the Transaction Agreement and the Scheme of Arrangement. The new ordinary shares issued pursuant to the Scheme will be issued credited as fully paid.

Based on the issued share capital of Ashanti as at March 15, 2004 (being the latest practicable date prior to publication of this document), being 131,235,947 Ashanti ordinary shares, and on the assumption that no further Ashanti shares are issued between March 15, 2004 and the date of completion of the Business Combination, the aggregate number of new ordinary shares to be issued, pursuant to the Business Combination excluding shares to be issued from outstanding Ashanti warrants and share options, is 38,058,425. In addition, under the Stability Agreement 2,658,000 new ordinary shares are to be issued to the Government of Ghana on the date of completion of the Business Combination. The authorized, issued and fully paid share capital of AngloGold immediately following the completion of the Business Combination, based on the issued share capital of AngloGold as at March 15, 2004 (being the last practicable date prior to the publication of this document) and following the issue by AngloGold of new securities to Ashanti's securityholders in accordance with the Business Combination, assuming no issue of ordinary shares or Ashanti ordinary shares between that date and the date of completion of the Business Combination, will be as follows:

Authorized number	Authorized amount	Type	Issued number	Issued amount
400,000,000	ZAR100,000,000	Ordinary shares	263,967,767	ZAR65,991,942
2,000,000	ZAR1,000,000	A redeemable preference shares	2,000,000	ZAR1,000,000
5,000,000	ZAR50,000	B redeemable preference shares	778,896	ZAR7,789

The ordinary shares to be issued pursuant to the Business Combination will be issued credited as fully paid and will rank pari passu in all respects with the existing issued ordinary shares, including the right to receive any dividends made, declared or paid after the date of completion of the Business Combination, and will be issued free and clear from all liens.

The ordinary shares to be issued pursuant to the Business Combination have not been sold and are not being made available to the public in conjunction with the application for admission to the Official List of the UKLA and admission to trading on the LSE's market for listed securities.

Guaranteed Convertible Bonds

On February 27, 2004, AngloGold Holdings plc, a wholly-owned subsidiary of AngloGold, issued $1,000,000,000 2.375 per cent guaranteed Convertible Bonds due 2009, convertible into AngloGold ADSs and guaranteed by AngloGold.

Subject to certain restrictions, holders of Convertible Bonds are entitled to convert each Convertible Bond into an AngloGold ADSs at the then applicable conversion price at any time from April 8, 2004 to February 20, 2009, or, if the Convertible Bonds are called for redemption earlier than February 27, 2009, the seventh business day prior to the date of early redemption.

If the bonds have not been converted by February 20, 2009, they will be redeemed at par on February 27, 2009. AngloGold Holdings plc has the option of calling an early redemption of all the bonds 3 years after their issuance, if the price of the ADSs exceeds 130 percent of the conversion price for more than 20 days during any period of 30 consecutive trading days.

The initial conversion price for the Convertible Bonds is $65.00 per AngloGold ADS. The conversion premium to the reference volume weighted average price of the ADSs on the New York Stock Exchange of $40.625 on February 19, 2004, when the issue of the Convertible Bonds was announced, was 60 per cent. If all holders of Convertible Bonds exercise their option to convert their Convertible Bonds into ADSs and assuming no adjustments are made to the initial conversion price, up to 15,384,615 new ADSs will be issued. The conversion ratio is subject to adjustment in case of various corporate events including share splits and capital distributions.

10B. Memorandum and Articles of Association

Registration

AngloGold is incorporated under the laws of the Republic of South Africa (registration number 1944/017354/06). AngloGold's memorandum of association provides that the company's main business is to carry on gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold. AngloGold's main object is to engage in all aspects of the business of gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold.

Set out below is a summary of the provisions of the Articles of Association of AngloGold, which are available for inspection as set out in "Item 10.H.: Documents On Display".

Directors

The management and control of any business of AngloGold shall be vested in the directors who, in addition to their powers under the Articles, may exercise all powers and do all such acts and things as may be exercised or done by AngloGold.

Board Meetings

The directors may regulate board meetings and determine the quorum necessary for the transaction of business as they think fit. Unless otherwise determined by the directors, two directors form a quorum. Issues arising at meetings are decided by majority vote with the chairman having a second or casting vote where there are more than two directors present at the meeting.

A director who is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with AngloGold or any of AngloGold's subsidiaries must declare the nature of his interest to AngloGold in accordance with the Companies Act. A director shall not vote nor be counted in the quorum on any resolution in respect of any contract or arrangement in which he is interested. This provision does not apply in relation to any contract by a director to subscribe for or underwrite securities and where the contract or arrangement is with a company in which he is interested by reason only of being a director, officer, creditor or member of such company. These provisions may be altered or suspended by AngloGold in a general meeting.

Borrowing Powers

AngloGold may create and issue secured or unsecured debentures and the directors may borrow or secure the payment of such sums as they think fit and may secure the repayment of any indebtedness by bond, mortgage or charge provided that no special privileges as to allotment of shares, attending and voting at meetings, appointment of directors or otherwise shall be given to the holders of AngloGold's debentures without the sanction of AngloGold in a general meeting.

Directors' Remuneration

The directors are entitled to such remuneration as AngloGold may determine by ordinary resolution in a general meeting. If a director performs services that, in the opinion of the board of directors, are outside the scope of the ordinary duties of a director, he may be paid such extra remuneration as the directors determine. For more information on the remuneration of directors, see "Item 6B: Compensation."

Retirement and Removal of Directors

A director must retire from office if he becomes insolvent or subject to insolvency procedures, is found to be of unsound mind, is requested to resign by at least three-quarters of the directors, is removed by a resolution of AngloGold or is absent from board meetings without representation for six consecutive months. A director can resign with one month's written notice unless he obtains the permission of the directors to shorten his notice period.
At every annual general meeting at least one-third of the longest serving directors must retire from office but are eligible for re-election. Where more than one director has served for an equal length of time, unless they agree between themselves, the director to resign will be determined by lot.

Interests of directors/Restriction on voting/Indemnity of officers

A director shall not vote nor be counted in the quorum and if he shall do so his vote shall not be counted on any resolution for his own appointment to any other office or position under AngloGold or in respect of any contract or arrangement in which he is interested, but this prohibition shall not apply to

(i) any arrangement for giving to any director any security or indemnity in respect of money lent by him to, or obligations undertaken by him for the benefit of, AngloGold,
(ii) any arrangement for the giving by AngloGold of any security to a third party in respect of a debt or obligation of AngloGold which the director has himself guaranteed or secured,
(iii) any contract by a director to subscribe for or underwrite securities, or
(iv) any contract or arrangement with a company in which he is interested by reason only of being a director, officer, creditor or member of such company (and note that these prohibitions may at any time be suspended or relaxed to any extent either generally, or in respect of any particular contract or arrangement, by AngloGold in general meeting).

Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more directors to offices or employments with AngloGold or any company in which AngloGold is interested, such proposals may be divided and considered in relation to each director separately and in such cases each of the directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

If any question arises at any meetings as to the entitlement of any directors to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question must be referred to the chairman of the meeting and his ruling in relation to any other director must be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed.

The directors may exercise the voting powers conferred by the shares in any other company held or owned by AngloGold in such manner and in all respects as they think fit, including the exercise thereof in favor of any resolution appointing themselves or any of them to be directors or officers of such other company or voting or providing for the payment of remuneration to the directors or officers of such other company.

The articles of association contain no provision for directors to hold qualification shares or for an age limit requirement for the retirement or non-retirement of directors.

Share Rights, Preferences and Restrictions

AngloGold is incorporated under the laws of South Africa and rights of holders of AngloGold's ordinary shares are governed by the South African Companies Act 61 of 1973 as amended, the South African Securities Regulation Code on Take-Overs and Mergers and the JSE Listings Requirements, as well as AngloGold's articles of association. In addition, rights of holders of AngloGold ADSs are also governed by the deposit agreement between AngloGold and The Bank of New York which governs the AngloGold ADS program.

Rights of holders of AngloGold's ordinary shares are summarized below. The following summary does not contain all the information concerning rights of holders of ordinary shares and is qualified in its entirety by reference to the laws of South Africa and AngloGold's governing corporate documents.

Allotment and Issue of Ordinary Shares

Any unissued ordinary shares can be disposed of or dealt with in such manner as AngloGold may direct in a general meeting. AngloGold may resolve that all or any of such ordinary shares are at the disposal of the directors who may allot, grant options over or otherwise deal with or dispose of the ordinary shares to such persons at such times and on such terms and conditions and for such consideration as they may think proper. No ordinary shares may be issued at a discount except in accordance with section 81 of the South African Companies Act. Section 81 of the Companies Act states that a company can issue at a discount to par value shares of a class already in issue, if such issue is authorized by a special resolution, that company has been trading for at least one year, the issue is sanctioned by the court and occurs within one month of the sanction and the prospectus contains details of the discount.

Any ordinary shares may be issued with such rights or restrictions as AngloGold in a general meeting may from time to time determine. In addition, AngloGold may resolve to grant to the directors the power to issue ordinary shares on such terms and conditions and with such rights attached as the directors may determine

Dividends, rights and distributions

The ordinary shares participate fully in all dividends, other distributions and entitlements as and when declared by AngloGold in respect of fully paid ordinary shares. Under South African law, AngloGold may declare and pay dividends from any reserves included in total shareholders' equity calculated in accordance with SA GAAP, subject to its solvency and liquidity. No larger dividend shall be declared by shareholders in general meeting than is recommended by the directors. Dividends are payable to shareholders registered at a record date that is after the date of declaration.

Under the terms of the articles of association, dividends may be declared in any currency at the discretion of the board of directors. Currently, dividends are declared in South African rands and paid in Australian dollars, South African rands or United Kingdom pounds. Dividends paid to registered holders of AngloGold ADSs are paid in US dollars converted from South African rands by The Bank of New York, as depositary, in accordance with the deposit agreement. For details on exchange controls applicable to holders of ordinary shares or ADSs, see "Item 10D.: Exchange controls".

The holder of B preference shares is entitled to an annual dividend amounting to the lesser of five percent of the issue price of the B preference shares, or the after-tax profits from income from mining the Moab Lease Area (which is part of the Vaal River operations in South Africa) as determined by the directors in each financial year. This annual dividend is a first charge on any profit available for distribution from the Moab Lease Area but is not payable from any of AngloGold's other profits.

The holder of A preference shares is not entitled to dividends until after AngloGold has paid the annual dividend on the B preference shares in full. Then, it is entitled to an annual dividend equivalent to the balance of the after-tax profits from income from mining the Moab Lease Area as determined by AngloGold's directors in each financial year.

Any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets, or in paid-up securities of AngloGold or of any other company, or in cash, or in any one or more of such ways as the directors or AngloGold in general meeting may at the time of declaring the dividend determine and direct.

The directors may from time to time make such regulations as they may think fit in regard to the payment of dividends to members having registered addresses outside South Africa, and such regulations may provide for the payment of such dividends in any foreign currency and the rate of exchange at which such payment shall be made and such other matters as the directors may think fit.

All dividends remaining unclaimed for a period of not less than three years from the date on which they became payable may be forfeited by resolution of the directors for the benefit of the company.

All of the issued ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold.

Voting rights

Each ordinary share confers the right to vote at all general meetings. Each member present in person or, in the case of a corporate entity, represented, has one vote on a show of hands. If a poll is held, members present or any duly appointed proxy will have one vote for each ordinary share held. Holders of ADSs are not entitled to vote in person at meetings, but may vote by way of proxy through The Bank of New York as the ADS issuer. Holders of CDIs are not entitled to vote in person at meetings, but may vote by way of proxy.

There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any of the ordinary shares.

The A redeemable preference shares have voting rights that are very similar to those of ordinary shares. The B redeemable preference shares have limited voting rights, except in the event that a dividend on this class of share has not been paid and remains unpaid for six months, or in connection with issues directly affecting these preference shares or AngloGold as a whole, such as disposal of substantially all of the company's assets, winding up AngloGold or reducing the company's share capital.

The articles of association do not provide for cumulative voting in respect of any of the classes of AngloGold's shares.

The articles of association specify that one-third of the directors or, if their number is not a multiple of three, then the number nearest to, but not less than, one-third, must retire from office at each annual general meeting. Any director who has served as a director for three years since his last election must retire at the next annual general meeting even if, as a result, more than one-third of the directors retire. Retiring directors are eligible for re-election.

The articles of association specify that if new classes of ordinary or preference shares are issued, the rights relating to any class of shares may be modified or abrogated either with the consent in writing of the holders of at least three-fourths of the issued shares of that class, or with the sanction of a resolution passed as if it were a special resolution of the company at a separate general meeting of the holders of the shares of that class.

Transfer of Ordinary Shares

Subject to any statutory restrictions on transfer any member may transfer all or part of his certificated securities, to the extent it is not prevented by section 91A of the Companies Act. Every transfer must be in writing in the usual common form or in such other form as the directors may approve and must be left at the transfer office where the register of transfers is kept or at such other place as the directors prescribe and must be accompanied by the share certificate and such other evidence as the directors or registrar may require to prove title and capacity of the intending transferor or transferee.

The directors may refuse to register any transfer of certificated securities unless the instrument of transfer, duly stamped, is lodged with AngloGold accompanied by the share certificate, the transfer is in respect of only one class of securities or the transfer is permitted within any of AngloGold's incentive schemes.

Conversion of Ordinary Shares into Stock

AngloGold may by special resolution convert any paid-up shares into stock and may reconvert any stock into paid-up shares of any denomination. The holders of stock may transfer their respective interests but the directors may fix the minimum amount of stock transferable. The holders of stock have the same rights, privileges and advantages as regards participation in profits and voting at general meetings of AngloGold as if they held the shares from which the stock arose. All of the provisions of the Articles apply equally to stock as to shares.

Increase and Reduction of Capital

AngloGold can by special resolution resolve to increase its capital by any sum divided into shares of any amount.

Subject to the requirements of the Companies Act and the rules and requirements of the stock exchange on which the securities are listed, AngloGold may by ordinary resolution reduce, dispose of, distribute or otherwise deal with in any manner its share capital, share premium, stated capital, reserves and capital redemption reserve fund.

By special resolution and in accordance with the provisions of the Companies Act, AngloGold can resolve to consolidate and divide all or any part of its share capital into shares of larger amounts or consolidate and reduce the number of any issued no par value shares; increase the number of any issued no par value shares without increasing its stated capital; cancel any shares which have not been subscribed for; sub-divide its shares or any of them into shares of smaller amounts than fixed by the memorandum of association; vary, modify or amend any rights attached to any shares whether issued or not, including the conversion of any shares into preference shares; and convert any of its shares whether issued or not into shares of another class.

Share Premium Account and Capital Redemption Reserve Fund

AngloGold may by ordinary resolution authorize the directors to distribute or deal with, in any way recommended by the directors, all or any part of the amount outstanding to the credit of any share premium account or capital redemption reserve fund of AngloGold.

Rights upon liquidation

In the event of a winding up of the company, the B redeemable preference shares confer the right, in priority to any payment in respect of the ordinary shares or the A preference shares in the capital of AngloGold, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is available for distribution, but not exceeding a return for each B redeemable preference share of the capital paid up on that share and any share premium paid on the issue of the B redeemable preference shares outstanding at that time. The B redeemable preference shares do not confer the right to participation in the surplus funds of AngloGold arising in any other manner.

Upon winding up of AngloGold, the A redeemable preference shares confer the right, in priority to any payment in respect of the ordinary shares but after any payment in respect of the B preference shares, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is then available for distribution. The A redeemable shares do not confer the right to participation in the surplus funds of AngloGold arising in any other manner.

The ordinary shares confer the right to any surplus arising from the liquidation of any other assets of AngloGold.

Redemption provisions

The A redeemable preference shares may be redeemed for their nominal value, plus a premium per share of an amount equal to the net proceeds available from the disposal of the assets relating to the Moab Lease Area, after redemption in full of the B preference shares and payment of the nominal value of the A preference shares, divided by 2,000,000.

The B redeemable preference shares may be redeemed for their nominal value, plus a premium of up to R249.99 per share, but limited to an amount equal to the net proceeds available from the disposal of the assets relating to the Moab Lease Area after payment of the nominal value of the B preference shares.

The ordinary shares are not redeemable.

Description of AngloGold ADSs

The Bank of New York issues AngloGold's American Depositary Shares, or ADSs. One ADS represents the ownership interest of one ordinary share of AngloGold.

The Unrestricted ADS Deposit Agreement and Restricted ADS Deposit Agreement

This section provides a summary description of AngloGold's ADSs.

AngloGold has entered two Deposit Agreements with The Bank of New York as depositary and the owners and beneficial owners of American Depositary Receipts (the "Deposit Agreements"):

Under the Deposit Agreement amended and restated as of August 5, 1998, filed with the SEC as an exhibit to AngloGold's registration statement on Form F-6 (Registration Statement No. 333-14066) (the "Unrestricted ADS Deposit Agreement") The Bank of New York as depositary issues ADSs which are not subject to transfer restrictions under the Securities Act and are listed and trade on the New York Stock Exchange (the "Unrestricted ADSs"). The forms of the Unrestricted ADS Deposit Agreement and the Unrestricted ADSs, are exhibits to AngloGold's registration statement on Form F-6 (Registration Statement No. 333-14066).

Under the Deposit Agreement dated February 27, 2004 (the "Restricted ADS Deposit Agreement") The Bank of New York as depositary issues ADSs which are considered "restricted securities" within the meaning of Rule 144 of the Securities Act (the "Restricted ADSs"). AngloGold has entered a Registration Rights Agreement pursuant to which it has undertaken to file a registration statement with the SEC covering resales of Restricted ADSs. Any holder of Convertible Bonds which were offered and sold in the United States to Qualified Institutional Buyers ("QIBs") in reliance on Rule 144A under the Securities Act exercising its right to convert its Convertible Bonds into ADSs prior to the later of February 27, 2006 and the date that is two years after the last date on which AngloGold or any affiliate of AngloGold was the owner of such Convertible Bonds, will receive Restricted ADSs issued under the Restricted ADS Facility. Any holder of Convertible Bonds which were offered and sold outside the United States in accordance with Regulation S under the Securities Act exercising its right to convert its Convertible Bonds into ADSs will receive Unrestricted ADSs issued under the Unrestricted ADS Facility.

The description below generally applies to the ADSs issued under both the Restricted and the Unrestricted ADS Facility. The material differences between the two Facilities are:

- prior to the later of February 27, 2006 and the date that is two years after the last date on which AngloGold or any affiliate of AngloGold was the owner of such Convertible Bonds, only Restricted ADSs will be issued upon conversion of Convertible Bonds offered and sold in the United States to QIBs in reliance on Rule 144A under the Securities Act;
- holders of Restricted ADSs under the Restricted ADS Facility are required to give certain certifications upon deposit or withdrawal of the ordinary shares underlying their Restricted ADSs as described generally in "—Description of the ADSs—Deposit, Withdrawal and Cancellation" below.
- Restricted ADSs will carry a transfer restrictions legend; and
- Restricted ADSs generally may be held in book–entry form.

As this section is a summary, it may not contain all the information that may be important to a holder of ADSs. For more complete information, see "Item 10.H.: Documents On Display". Copies of the Deposit Agreements for each Facility are also available for inspection at the Corporate Trust Office of The Bank of New York currently located at 101 Barclay Street, New York, New York, 10286.

Description of the ADSs

Each ADS represents one ordinary share. It is possible to hold ADSs either directly or indirectly through a broker or other financial institution.

AngloGold ordinary shares (or the right to receive AngloGold ordinary shares) are deposited with The Bank of New York's custodians in South Africa: The Standard Bank of South Africa Limited, Société Générale South Africa Limited, FirstRand Bank Limited, National Australia Bank Limited and Australia and New Zealand Banking Group Limited (each, a "custodian"). Each ADS also represents securities, cash or other property deposited with The Bank of New York but not distributed to AngloGold's ADS holders. The Bank of New York's Corporate Trust Office is located at 101 Barclay Street, New York, NY 10286. The principal executive office of The Bank of New York is located at One Wall Street, New York, NY 10286. The Bank of New York, as the depositary in respect of the ADSs, will issue the new ADSs following the completion of the Business Combination.

ADSs may be held either directly or indirectly through a broker or other financial institution. If ADSs are held indirectly, such holders must rely on the procedures of their broker or other financial institution to assert the rights of ADS holders described in this sectionand should consult with their broker or financial institution in this regard.

Because The Bank of New York actually holds AngloGold ordinary shares, holders of ADSs may, in certain circumstances, not be treated by AngloGold as shareholders of AngloGold. The rights of ADS holders and the rights of and obligations of The Bank of New York as depositary are set out in the Deposit Agreements among The Bank of New York, the registered holders and beneficial owners of ADSs, and AngloGold. The Deposit Agreements and the ADSs are generally governed by the laws of the State of New York. As this section is a summary, it may not contain all the information and may be important to you. For more complete information, you should read the entire text of the Deposit Agreements and the ADS, the forms of which are exhibits to AngloGold's registration statements on Form F-6 (Registration Statement No. 333-14066) filed with the Securities and Exchange Commission. Directions on how to obtain copies of AngloGold's filings with the Securities and Exchange Commission are provided under "Item 10.H.: Documents On Display".

Dividends and Other Distributions

The Bank of New York has agreed to pay to holders of ADSs the cash dividends or other distributions it or a custodian receives on AngloGold ordinary shares or other deposited securities after deducting any fees and expenses and any applicable withholding taxes. Holders of ADSs will receive these distributions in proportion to the number of AngloGold's ordinary shares that their ADSs represent.

Cash

The Bank of New York will convert any cash dividend or other cash distribution AngloGold pays on AngloGold's ordinary shares into US dollars (unless AngloGold pays it in US dollars), if it can do so on a reasonable basis and can transfer the US dollars to the United States. Currently, AngloGold pays dividends on ordinary shares in South African rand. AngloGold may declare dividends and distributions on ordinary shares in any currency that the board of directors or shareholders at a general meeting approve.

In accordance with the Deposit Agreements, The Bank of New York, via its appointed South African bank, will convert the South African rand it receives from AngloGold to US dollars and distribute dividends in US dollars to registered holders of ADSs. If that is no longer possible or if any approval from any government is needed and cannot be obtained, the The Bank of New York may distribute non-US currency only to those ADS holders to whom it is possible to make this type of distribution. The Bank of New York may hold the non-US currency it cannot convert for the account of holders of ADSs who have not been paid, unless a holder of ADSs requests in writing to receive the non-US currency distribution. It will not invest the non-US currency, and it will not be liable for the interest.

Before making a distribution, any withholding taxes that must be paid will be deducted. See “Payment of Taxes” below. The Bank of New York will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the non-US currency, holders of ADSs may lose some or all of the value of the distribution.

Ordinary shares

The Bank of New York may distribute to holders of ADSs additional ADSs representing ordinary shares that AngloGold distributes as a dividend or free distribution, if AngloGold provides it promptly with satisfactory evidence that it is legal to do so. If The Bank of New York does not distribute additional ADSs, the outstanding ADSs will also represent the newly distributed AngloGold ordinary shares. The Bank of New York will only distribute whole ADSs. It will sell AngloGold ordinary shares that would require it to deliver a fraction of an ADS and distribute the net proceeds in the same way as it distributes cash.

Rights to subscribe for additional ordinary shares

If AngloGold offers holders of its ordinary shares any rights to subscribe for additional AngloGold ordinary shares or any other rights, The Bank of New York, after consultation with AngloGold, may make these rights available to holders of ADSs or sell the rights and distribute the proceeds in the same way as it distributes cash. If The Bank of New York cannot do either of these things for any reason, it may allow these rights to lapse. In that case, holders of ADSs will receive no value for them.

If The Bank of New York makes these types of subscription rights available to holders of ADSs upon instruction from holders of ADSs, it will exercise the rights and purchase AngloGold’s ordinary shares on their behalf. The Bank of New York will then deposit the AngloGold ordinary shares and deliver ADSs to the holders of ADSs. It will only exercise these rights if holders of ADSs pay it the exercise price and any other charges the rights require them to pay.

US securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. For example, holders of ADSs may not be able to trade the ADSs freely in the United States. In this case, The Bank of New York may deliver ADSs which are "restricted securities" within the meaning of Rule 144 (including Restricted ADSs, as defined herein) which will have the same provisions as the ADSs described here, except for the changes needed to put the restrictions in place.

Other distributions

The Bank of New York will send to holders of ADSs any other distributions that AngloGold makes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York may decide to sell what AngloGold distributes, and then distribute the net proceeds in the same way as it distributes cash, or it may decide to hold what AngloGold distributes, in which case the outstanding ADSs will also represent the newly distributed property.

The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. AngloGold has no obligation to register ADSs, AngloGold ordinary shares, rights or other securities under the US Securities Act of 1933. AngloGold also has no obligation to take any other action to permit the distribution of ADSs, AngloGold ordinary shares, rights or anything else to ADS holders. This means that the holders of ADSs may not receive the distribution AngloGold makes on its ordinary shares or any value for them if it is illegal or impractical for AngloGold to make them available to the holders of ADSs.

Deposit, Withdrawal and Cancellation

The Bank of New York will deliver ADSs, if a holder of AngloGold’s ordinary shares or their broker deposits AngloGold’s ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of ADSs in the names such holder of AngloGold ordinary shares requests and will deliver the ADSs at its Corporate Trust office to the persons such holders request.

Holders of ADSs may turn in their ADSs at The Bank of New York's Corporate Trust Office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver (1) the underlying ordinary shares to an account designated by the relevant holder of ADSs and (2) any other deposited securities underlying the ADSs at the office of the Custodian. Or, at the request, risk and expense of ADS holders, The Bank of New York will deliver the deposited securities at its Corporate Trust Office.

Any deposit of ordinary shares into the Restricted ADS Facility, including a deposit upon conversion of the Convertible Bonds, must be accompanied by a written certificate and agreement by or on behalf of the person who will be the beneficial owner of the Restricted ADSs to be issued upon deposit of such ordinary shares to the effect that each such beneficial owner: (i) understands that the ordinary shares and the Restricted ADSs have not been and will not be registered under the Securities Act, (ii) is not an affiliate of AngloGold or a person acting on behalf of such an affiliate, (iii) is a QIB and will be the beneficial owner of such Restricted ADSs upon the issuance thereof and (iv) agrees not to offer, sell, pledge or otherwise transfer such ordinary shares, such Restricted ADSs or the Restricted ADRs evidencing such Restricted ADSs except: (a)(1) to a person who the beneficial owner reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A, (2) in an offshore transaction meeting the requirements of Regulation S, (3) pursuant to the exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) or (4) pursuant to an effective registration statement under the Securities Act and (b) in accordance with all applicable securities laws of the United States.

Holders of Restricted ADSs are subject to further requirements as to certification of their status upon surrender of Restricted ADSs for the purpose of withdrawing the underlying ordinary shares. Those holders must deliver a written certificate and agreement by or on behalf of the person surrendering such Restricted ADSs who, after withdrawal, will be the beneficial owner of the ordinary shares to be withdrawn, acknowledging that the ordinary shares underlying the Restricted ADSs have not been registered under the Securities Act, certifying as to whether or not those ordinary shares will remain restricted upon withdrawal and, in the case of ordinary shares that will remain restricted, agreeing: (a) not to offer, sell, pledge or otherwise transfer such ordinary shares except in a transaction that complies with the applicable transfer restrictions and (b) not to deposit or cause to be deposited such ordinary shares into any unrestricted depositary receipt facility established or maintained by a depositary bank (including another facility maintained by The Bank of New York) unless the ordinary shares are no longer deemed to be restricted securities within the meaning of Rule 144(a)(3) under the Securities Act.

Voting Rights

Holders of ADSs may instruct The Bank of New York to vote the ordinary shares underlying their ADSs, but only if AngloGold asks, in writing, The Bank of New York to request their instruction. Otherwise, holders of ADSs will not be able to exercise their right to vote unless they withdraw the AngloGold ordinary shares. However, the holders of ADSs may not know about the meeting enough in advance to withdraw the ordinary shares.

If AngloGold asks for the instructions of holders of ADSs, The Bank of New York will notify them of the upcoming vote and arrange to deliver AngloGold voting materials to them. The materials will (1) describe the matters to be voted on and (2) explain how holders of ADSs, on or before a certain date, may instruct The Bank of New York to vote the ordinary shares or other deposited securities underlying their ADSs as they direct. For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, as far as practical, to vote or to have its agents vote the ordinary shares or other deposited securities as holders of ADSs instruct, but this is subject to South African law, the provisions of AngloGold's Memorandum and Articles of Association and of the deposited securities and any applicable rule of the JSE. The Bank of New York will only vote or attempt to vote as such holders of ADSs instruct. However, if and to the extent that The Bank of New York does not receive their voting instructions, it will give a proxy to vote the relevant ordinary shares to a person designated by AngloGold, unless AngloGold does not wish the proxy to be given, or substantial opposition exists, or the issue at hand materially and adversely affects the rights of holders of ordinary shares.

AngloGold cannot assure the holders of ADSs that they will receive the voting materials in time for them to instruct The Bank of New York to vote their ordinary shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that holders of ADSs may not be able to exercise their right to vote and there may be nothing they can do if their ordinary shares are not voted as they requested.

Fees and Expenses

AngloGold ADS holders must pay:	***For*:**
$5.00 (or less) per 100 ADSs*	Each issuance of an ADS, including as a result of a distribution of AngloGold ordinary shares or rights or other property Each cancellation of an ADS, including if the Deposit Agreement terminates
$0.02 (or less) per ADS	Any cash payment
Registration or transfer fees	Transfer and registration of AngloGold ordinary shares on the AngloGold share register to or from the name of The Bank of New York or its agent when AngloGold ordinary shares are deposited or withdrawn
Expenses of The Bank of New York	Conversion of non-US currency to US dollars Cable, telex and facsimile transmission expenses
Taxes and other governmental charges The Bank of New York or any custodian has to pay on any ADS or AngloGold ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
A fee equivalent to the fee that would have been payable if the securities distributed had been ordinary shares deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities that are distributed by The Bank of New York to ADS holders

**With respect only to the initial issuance of Unrestricted and Restricted ADSs issued upon conversion of the Convertible Bonds, AngloGold will pay the applicable issuance fee of $5.00 (or less) per 100 ADSs.*

Payment of Taxes

Holders of ADSs will be responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities underlying their ADSs. The Bank of New York may refuse to transfer their ADSs or allow them to withdraw the deposited securities underlying their ADSs until such taxes or other charges are paid. It may apply payments owed to holders of ADSs or sell deposited securities underlying their ADSs to pay any taxes they owe, and they will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to holders of ADSs any proceeds, or send to them any property, remaining after it has paid the taxes.

Reclassifications

***If AngloGold*:**	***Then*:**
Changes the nominal or par value of the ordinary shares; Reclassifies, splits up or consolidates any of the deposited securities; Distributes securities on the ordinary shares that are not distributed to holders of ADSs; or Recapitalizes, reorganizes, merges, liquidates, sells all or substantially all of AngloGold's assets, or takes any similar action.	The cash, ordinary shares or other securities received by The Bank of New York will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities. The Bank of New York may, and will if AngloGold asks it to, distribute some or all of the cash, AngloGold ordinary shares or other securities it receives. It may also issue new ADSs or ask holders of ADSs to surrender their outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

Amendment and Termination

AngloGold may agree with The Bank of New York to amend the Deposit Agreement and the ADSs without the consent of holders for any reason. If the amendment adds or increases fees or charges (except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses) or if the amendment prejudices an important right of ADS holders, it will only become effective 30 days after The Bank of New York notifies holders of ADSs of the amendment. At the time an amendment becomes effective, holders of ADSs are considered, by continuing to hold their ADSs, to agree to the amendment and to be bound by the ADSs and the agreement as amended.

The Bank of New York may terminate the Deposit Agreements by mailing notice of termination to ADS holders at least 30 days prior to the date fixed in the notice if AngloGold asks it to do so. The Bank of New York may also terminate the Deposit Agreement if The Bank of New York has told AngloGold that it would like to resign and AngloGold has not appointed a new depositary bank within 90 days. In both cases, The Bank of New York must notify holders of AngloGold ADSs at least 30 days before termination.

After termination, The Bank of New York and its agents will be required to do only the following under the Deposit Agreement: collect distributions on the deposited securities, sell rights, and, upon surrender of ADSs, deliver AngloGold ordinary shares and other deposited securities. One year after the date of termination or later, The Bank of New York may sell any remaining deposited securities by public or private sale and will hold the proceeds of the sale, as well as any other cash it is holding under the Deposit Agreement, for the pro rata benefit of the ADS holders who have not surrendered their ADSs. It will not invest the money and will have no liability for interest. The Bank of New York's only obligations will be to account for the proceeds of the sale and other cash. After termination, AngloGold's only obligations will be with respect to indemnification of, and payment of certain amounts to, The Bank of New York.

Limitations on Obligations and Liability to ADS Holders

The Deposit Agreements expressly limit AngloGold's obligations and the obligations of The Bank of New York, and they limit AngloGold's liability and the liability of The Bank of New York. AngloGold and The Bank of New York:

- are only obligated to take the actions specifically set forth in the applicable Deposit Agreement without negligence or bad faith;
- are not liable if either of AngloGold or The Bank of New York is prevented or delayed by law or circumstances beyond AngloGold's control from performing AngloGold's obligations under the applicable Deposit Agreement;
- are not liable if either of AngloGold or The Bank of New York exercises discretion permitted under the applicable Deposit Agreement;

- have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the agreement on behalf of the holders of ADS holders or on behalf of any other party;
- may rely on advice of or information from legal counsel, accountants, and any persons presenting AngloGold's ordinary shares for deposit, any registered holder or any other person believed by AngloGold in good faith to be competent to give such advice or information; and
- pursuant to the Deposit Agreements, AngloGold and The Bank of New York agree to indemnify each other under certain circumstances.

Requirements for Depositary Action

Before The Bank of New York will issue, transfer or register the transfer of an ADS, make a distribution on an ADS, or allow withdrawal of AngloGold ordinary shares, The Bank of New York may require:

- payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;
- production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
- compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents.

The Bank of New York may refuse to deliver, transfer or register transfers of ADSs generally when the books of The Bank of New York or AngloGold's books are closed, or at any time if either AngloGold or The Bank of New York thinks it advisable to do so.

Holders of Unrestricted ADSs have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

- when temporary delays arise because: (1) either AngloGold or The Bank of New York have closed AngloGold's transfer books; (2) the transfer of the ordinary shares is blocked in connection with voting at a general meeting of shareholders; or (3) AngloGold is paying a dividend on the ordinary shares
- when ADS holders seeking to withdraw the ordinary shares owe money to pay fees, taxes and similar charges; or
- when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of the ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Unrestricted Deposit Agreement.

Pre-release of ADSs

In certain circumstances, subject to the provisions of the Deposit Agreement, The Bank of New York may deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADS. The Bank of New York may also deliver AngloGold ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying AngloGold ordinary shares are delivered to The Bank of New York. The Bank of New York may receive ADSs instead of ordinary shares to close out a pre-release.

The Bank of New York may pre-release ADSs only under the following conditions:

- before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer: (a) owns the ordinary shares or ADSs to be remitted, (b) assigns all beneficial rights, title and interest in such ADSs or ordinary shares, as the case may be, to The Bank of New York in its capacity as the depositary and for the benefit of the ADS holders, and (c) will not take any action with respect to such ADSs or ordinary shares, as the case may be, that is consistent with the transfer of beneficial ownership (including, without the consent of The Bank of New York, disposing of such ADSs or ordinary shares, as the case may be) other than satisfaction of such pre-release;
- the pre-release must be fully collateralized with cash, US government securities, or other collateral that The Bank of New York considers appropriate; and

- The Bank of New York must be able to close out the pre-release on not more than five business days' notice. Each pre-release will be subject to any further indemnities and credit regulations that The Bank of New York deems appropriate. The Bank of New York will normally limit the number of AngloGold ordinary shares not deposited but represented by ADSs outstanding at any time as a result of pre-release so that they do not exceed 30% of the ordinary shares deposited, although The Bank of New York may disregard this limit from time to time, if it thinks it is appropriate to do so

Shareholders' meetings

An AngloGold annual general meeting and a meeting of AngloGold shareholders for the purpose of passing a special resolution may be called by giving 21 clear days' notice in writing of that shareholders' meeting. For any other meeting of AngloGold shareholders, 14 clear days' notice must be given. "Clear days" means calendar days excluding the day on which the notice is given and the date of the meeting. All shareholders are entitled to attend.

AngloGold's articles of association provide that a quorum for a general members' meeting (other than a meeting at which a special resolution will be passed) consists of three members present personally, or if the member is a corporate entity, represented and entitled to vote. One of the three members present or represented has to be AngloGold's holding company, which is currently Anglo South Africa Capital (Proprietary) Limited, a wholly-owned subsidiary of Anglo American plc. If a general meeting is not quorate, the meeting is dissolved and a new meeting will have to be called following the relevant notice provision.

The quorum of a members' meeting convened for the purpose of passing a special resolution consists of members holding at least 25 percent of the total member votes and present in person or by proxy. If the meeting is not quorate, it will be adjourned to a date between seven and 21 days after the adjourned meeting, and the members present at the second meeting shall constitute a quorum as long as there are at least three of them at the second meeting. A special resolution must be passed by a vote of 75 percent of the members present, at the meeting, personally or by proxy and entitled to vote or by a vote of 75 percent of the total votes to which these members are entitled.

If the meeting is not quorate and is convened upon the requisition of members, the meeting is dissolved.

10C. Material contracts

For a detailed discussion of AngloGold's contractual arrangements in connection with its Business Combination with Ashanti, see Item "4A.: History and development of the company–Overview of the AngloGold-Ashanti Business Combination–Description of Agreements related to the Business Combination". AngloGold is not party to any further material contracts other than contracts entered into in the ordinary course of business.

10D. Exchange controls

Exchange controls and other limitations affecting security holders

The following is a general outline of South African exchange controls and such outline may not apply to former residents of South Africa. Investors should consult a professional advisor as to the exchange control implications of their particular investments.

South African law provides for exchange control regulations, which restrict the export of capital from the Common Monetary Area, which comprises South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia. The exchange control regulations, which are administered by the Exchange Control Department of the SARB, are applied throughout the Common Monetary Area and regulate transactions involving South African residents, including natural persons and legal entities.

Governmental officials have from time to time stated their intentions to lift South Africa's exchange control regulations when economic conditions permit such action. In his budget speech in March 1998, the Minister of Finance announced that restrictions relating to offshore investments by South African companies and individuals subject to South African exchange control would, to a limited extent, be lifted. Since then, the government has incrementally relaxed aspects of exchange control for financial institutions and individuals. However, it is impossible to predict with any certainty when the government will remove exchange controls in their entirety.

The comments below relate to exchange controls in force at the date of this annual report.

Investments in South African companies

A foreign investor may invest freely in shares in a South African company. Any foreign investor may also sell shares in a South African company and transfer the proceeds out of South Africa without restriction. Acquisitions of shares or assets of South African companies by non-South African purchasers are not generally subject to review by the SARB when the consideration is in cash, but may require SARB review in certain circumstances, including when the consideration is equity in a non-South African company or when the acquisition is financed by a loan from a South African lender.

Dividends

Dividends declared to foreign stockholders are not subject to the approval by the South African Reserve Bank (SARB). Dividends are freely transferable to foreign stockholders from both trading and non-trading profits earned in South Africa by publicly listed companies.

Interest

Interest on foreign loans is freely remittable abroad, provided the loans received prior SARB approval.

Voting rights

There are no limitations imposed by South African law or by the memorandum and articles of association of AngloGold on the rights of non-South African shareholders to vote the ordinary shares.

Overseas financing and investments

AngloGold and its South African subsidiaries require SARB approval to raise debt from and repay debt to non-residents of the Common Monetary Area, mainly in respect of the interest rate and terms of repayment applicable to the loan.

Debt raised outside the Common Monetary Area by AngloGold’s non-South African subsidiaries is not restricted under South African exchange control regulations and can be used for overseas investment, subject to any conditions imposed by the SARB in connection with establishing such a subsidiary. AngloGold and its South African subsidiaries would, however, require SARB approval in order to provide guarantees for the obligations of any of its subsidiaries with regard to funds obtained from non-residents of the Common Monetary Area.

Debt raised outside the Common Monetary Area by AngloGold’s non-South African subsidiaries must be repaid or serviced by AngloGold’s foreign subsidiaries.

A listing by a South African company on any stock exchange other than the JSE Securities Exchange in connection with raising capital requires permission from the SARB.

Under current exchange control regulations, offshore investments by AngloGold and its South African subsidiaries require the approval of the SARB. On application to the SARB, use of South African funds for such investments may be allowed for up to R2 billion for an investment within the Africa continent and up to R1 billion for investments elsewhere. In addition, SARB permission may also be requested to utilize total cash holdings to finance up to 10 percent of any excess cost of a new investment if the total cost of the investment exceeds the above fund export limits. Any amount in excess of the above limits must be financed overseas.

10E. Taxation

South African taxation

The following discussion summarizes South African tax consequences of the ownership and disposition of shares or ADSs by a US holder (as defined below). This summary is based upon current South African tax law and South African Inland Revenue practice, the convention between the Government of the United States of America and the Republic of South Africa for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains, signed February 17, 1997 (the "Treaty"), and in part upon representations of the depositary, and assumes that each obligation provided for in, or otherwise contemplated by, a deposit agreement and any related agreement will be performed in accordance with its respective terms.

The following summary of South African tax considerations does not address the tax consequences to a US holder that is resident in South Africa for South African tax purposes, whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which such US holder carries on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein, or who is otherwise not entitled to full benefits under the Treaty.

The statements of law set forth below are subject to any changes (which may be applied retroactively) in South African law or in the interpretation thereof by the South African tax authorities, or in the Treaty, occurring after the date hereof. It should be expressly noted that South African tax law does not specifically address the treatment of ADSs. However, it is reasonable to assume (although no assurance can be made) that the tax treatment of US holders of shares is also applicable to US holders of ADSs.

Holders are strongly urged to consult their own tax advisors as to the consequences under South African, US federal, state and local, and other applicable laws, of the ownership and disposition of shares or ADSs.

Taxation of dividends

South Africa imposes a corporate tax known as Secondary Tax on Companies (STC) on the distribution of earnings in the form of dividends. Under the terms of an option granted to gold mining corporations, AngloGold has elected not to be subject to STC. As a result, although AngloGold's dividend payments are not subject to STC, AngloGold pays corporate income tax at a slightly higher rate than would otherwise have been the case. This election resulted in the overall tax paid by AngloGold being lower than the tax payable using the standard corporate tax rate together with STC.

South Africa does not impose any withholding tax or any other form of tax on dividends paid to US holders with respect to shares.

Should South Africa decide in the future to impose a withholding tax on dividends paid to a US holder with respect to shares, the Treaty would limit the rate of this tax to 5 percent of the gross amount of the dividends if a US holder holds directly at least 10 percent of the voting stock of AngloGold and 15 percent of the gross amount of the dividends in all other cases. The above provisions shall not apply if the beneficial owner of the dividends is resident in the US, carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base.

Taxation of gains on sale or other disposition

Prior to October 1, 2001, gains realized on the sale or other disposition of shares held by a US holder as a capital asset were not be subject to taxation in South Africa. From October 1, 2001, South Africa imposed a tax on capital gains, which only applies to South African residents. The meaning of the word "residents" is different for individuals and corporations and is governed by the South African Income Tax Act of 1962 and by the Treaty. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US holder will not be subject to income tax unless the US holder carries on business in South Africa through a permanent establishment situated therein. In such a case, this gain may be subject to tax in South Africa, but only so much as is attributable to that permanent establishment.

United States taxation

The following is a general summary of the material US federal income tax consequences of the ownership and disposition of shares or ADSs to a US holder (as defined below) that holds its shares or ADSs as a capital asset. This summary is based on South African and US tax laws, as applicable, including the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, rulings, judicial decisions, administrative pronouncements, and the Treaty, all as currently in effect as of the date of this annual report, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, this summary is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement relating to the ADSs and any related agreement will be performed in accordance with its terms.

This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, insurance companies, tax-exempt entities, banks, financial institutions, persons subject to the alternative minimum tax, regulated investment companies, securities broker dealers, traders in securities who elect to apply a mark-to-market method of accounting, investors that own (directly, indirectly or by attribution) 10 percent or more of the outstanding share capital or voting stock of AngloGold, persons holding their shares or ADSs as part of a straddle, hedging or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.

As used herein, the term "US holder" means a beneficial owner of shares or ADSs that is (a) a citizen or individual resident of the United Sates for US federal income tax purposes; (b) a corporation (or other entity treated as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate, the income of which is subject to US federal income taxation regardless of its source; or (d) a trust if a court within the United States can exercise primary supervision over the administration of the trust and one or more US persons are authorized to control all substantial decisions of the trust. If a partnership (including for this purpose, any entity treated as a partnership for US federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US holder is a partner in a partnership that holds shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.

US holders should consult their own tax advisors regarding the specific South African and US federal, state and local tax consequences of owning and disposing of shares or ADSs in light of their particular circumstances as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, US holders are urged to consult their own tax advisors regarding whether they are eligible for benefits under the Treaty.

For South African and US federal income tax purposes, a US holder of ADSs should be treated as owning the underlying shares represented by those ADSs. The following discussion (except where otherwise expressly noted) applies equally to US holders of shares and US holders of ADSs.

Taxation of dividends

The gross amount of any distribution (including the amount of any South African withholding tax thereon) paid to a US holder by AngloGold generally will be taxable as ordinary income to the US holder for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of AngloGold, as determined for US federal income tax purposes, based on the US dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by the US holder, in the case of shares, or by the depositary, in the case of ADSs. Distributions by AngloGold in excess of current and accumulated earnings and profits will be treated first as a tax-free return on capital to the extent of a US holder's adjusted tax basis in the shares, thus reducing the holder's adjusted tax basis in such shares, and, thereafter, the balance of the distribution in excess of the adjusted tax basis is taxed as a capital gain recognized on a sale or exchange. Corporate US holders will not be eligible for the dividends received deduction in respect of dividends paid by AngloGold. For foreign tax credit limitation purposes, dividends paid by AngloGold will be income from sources outside the United States. At present, South Africa does not impose a withholding tax or any other form of tax on dividends paid to US holders with respect to shares. Should South Africa decide in the future to impose a withholding tax on dividends paid to a US holder with respect to shares, holders who are eligible for benefits under the Treaty would be subject to a maximum tax of 15 percent on the gross amount of dividend distributions paid by AngloGold.

The amount of any distribution paid in foreign currency generally will be includible in the gross income of a US holder of shares in an amount equal to the US dollar value of the foreign currency calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the foreign currency is converted into US dollars. If the foreign currency is converted into US dollars on the date of receipt, a US holder of shares generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into US dollars on the date of receipt, a US holder of shares generally will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of the foreign currency will be treated as US source ordinary income or loss. In the case of a US holder of ADSs, the amount of any distribution paid in a foreign currency will be converted into US dollars by the depositary upon its receipt. Accordingly, a US holder of ADSs generally will not be required to recognize foreign currency gain or loss in respect of the distribution.

Recent US Tax Law Changes Applicable to Individuals

Under 2003 US tax legislation, some US holders (including individuals) are eligible for reduced rates of US federal income tax (currently a maximum of 15 percent) in respect of “qualified dividend income” received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by non-US corporations if, among other things, certain minimum holding periods are met and either (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities markets in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Treaty) which provides for the exchange of information. AngloGold currently believes that dividends paid with respect to its ordinary shares and ADSs will constitute qualified dividend income for US federal income tax purposes, provided the individual US holders of its shares and ADSs meet certain requirements. Some of the eligibility requirements for non-US corporations are not entirely certain, however, and further guidance from the IRS is anticipated. In addition, the IRS is expected to issue certification procedures in 2004 whereby a non-US corporation will be required to certify as to the eligibility of its dividends for the reduced US federal income tax rates.

Taxation of capital gains

If a holder is a resident of the United States for purposes of the Treaty, such holder will not be subject to South African tax on any capital gain if it sells or disposes of its shares. Special rules apply to individuals who are residents of more than one country.

In general, upon a sale, exchange or other disposition of shares, a US holder will recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized on the disposition and the holder's tax basis, determined in US dollars, in the shares. Such gain or loss generally will be US source gain or loss, and will be treated as a long-term capital gain or loss if the holder’s holding period in the shares exceeds one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met.

Deposits or withdrawals of shares by a US holder for ADSs will not be subject to US federal income tax.

Passive foreign investment company considerations

A non-US corporation will be classified a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. AngloGold believes that it did not classify as a PFIC for the 2003 taxable year for US federal income tax purposes. If AngloGold were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares. Furthermore, dividends paid by AngloGold would not be “qualified dividend income” and would be taxed at the higher rates applicable to other items of ordinary income. US holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of the shares.

US information reporting and backup withholding

Dividend payments made to a holder and proceeds paid from the sale, exchange, or other disposition of shares may be subject to information reporting to the IRS. US federal backup withholding generally is imposed at a current rate of 28 percent on specified payments to persons who fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, these holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

10F. Dividends and paying agents

Not applicable.

10G. Statement by experts

Not applicable.

10H. Documents on display

The documents referred to in this report can be read at the US Securities and Exchange Commission's public reference facilities at Room 1024, 4550 Fifth Street, N.W., Washington, D.C. 20549.

10I. Subsidiary information

Not applicable.

Item 11: Quantitative and qualitative disclosures about market risk

Treasury Policy

The board of directors of AngloGold has approved a “treasury and risk management policy” that governs the group’s treasury activities, including the setting of hedging and dealing limits, approval of hedging instruments and counterpart approval and limits.

Under the “treasury and risk management policy”, hedges may be put in place using approved instruments to a target level of 30 percent of the next five years planned gold production and resultant gold sales currency exposures. The tenor of the hedges may extend out to ten years. The “treasury and risk management policy” sets limits on the extent to which the hedge position may change for the various levels of treasury management from dealer, through treasurer, executive management and board.

The board of directors has delegated the approval of hedge instruments to AngloGold’s treasury committee. The treasury committee must approve all hedging instruments, treatment of the instruments in the treasury system, reporting on the instruments and the accounting treatment for such instruments.

Under the “treasury and risk management policy”, treasury reports that include all open hedging transactions are produced at the following minimum intervals for review by management and the board of directors.

Daily	Treasurer
Monthly	Executive committee
Monthly	Treasury committee
Quarterly	Audit committee
Quarterly	Board of directors
Quarterly	Quarterly shareholder reports

The Treasury risk manager is responsible for monitoring all reports for completeness and accuracy. The reports include stress testing of all hedge positions for changes in gold prices, currency exchange rates, interest rates, and gold and exchange rate volatilities.

At AngloGold, all front office (dealing), middle office (risk reporting), back office (deal confirmations) and payment (treasury settlements) activities are segregated. All treasury transactions are captured on a third party developed treasury and risk management system that is widely used in corporate treasuries. The internal audit group conducts regular and ad-hoc reviews of the activities of the treasury and the company’s treasury system.

Gold price risk management activities

AngloGold does not acquire, hold or issue derivative instruments for economic trading purposes. A number of products, including derivatives, are used to manage gold price and foreign exchange risks, that arise out of the group’s core business activities. Forward sales contracts and purchased or sold call and put options are used by the group to manage its exposure to gold price and currency fluctuations. Gold hedging instruments are denominated in South African rands, US dollars and Australian dollars. The hedging instruments utilized are forward sales contracts, purchased and sold put options and purchased and sold call options. The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continuously reviewed in light of changes in operational forecasts, market conditions and the group’s hedging policy. AngloGold’s reserves and financial strength have allowed it to arrange unmargined credit lines of up to ten years with counterparties.

Forward sales contracts establish the price of future gold sales at a specified price. A number of these contracts are intended by AngloGold for delivery against production in a future period. The notional amount of outstanding forward sales type contracts at the end of 2003 was 180,693kg compared with 235,111kg at the end of the previous year for AngloGold.

A put option gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date. A call option gives the call buyer the right, but not the obligation, to buy gold from the call seller at a predetermined price on a predetermined date.

SFAS133 requires that derivative instruments be accounted for as follows:

- Commodity based ("normal purchase or normal sale") contracts that meet the requirements of SFAS138 are recognized in earnings when they are settled by physical delivery.
- Where the conditions in SFAS133 for special hedge accounting are met, the derivative is recognized on the balance sheet as either a derivative asset or derivative liability, and recorded at fair value. The group enters into cash flow hedges whereby the effective portion of fair value gains or losses are recognized in equity (other comprehensive income) until the underlying transaction occurs, then the gains or losses are recognized in earnings. The ineffective portion of changes in fair value is reported in earnings as gains or losses on derivatives in the period in which they occur. Of the contracts accounted for as cash flow hedges, contracts with a carrying value, net of tax, of $97 million at December 31, 2003 are expected to be removed from other comprehensive income and the fair value at the time of maturity, included in income during 2004.
- All other derivatives are measured at their estimated fair value, with the changes in estimated fair value at each reporting date being reported as gains or losses on derivatives in earnings in the period in which they occur.

The table below indicates AngloGold's gold hedge position at a weighted average settlement price as at December 31, 2003. The total net delta tonnage of the hedge on this date was 8.59 million ounces or 267.1 tonnes.

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $663.7 million (negative R4.40 billion) as at December 31, 2003 (as at December 31, 2002: negative $446.6 million – negative R3.81 billion). These values were based on a gold price of $415.75 per ounce, exchange rates of R/$6.6376 and A$/$0.7525 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are in no way predictive of the future value of the hedge position nor of future impact on the revenue of the company. The marked-to-market represents the current profit/loss value of the hedge book at market prices and rates available at that time.

	Year	2004	2005	2006	2007	2008	2009-2013	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)	18,374	26,576	19,862	18,974	15,801	10,078	109,665
	$ per oz	$315	$324	$333	$337	$352	$360	$334
Put options purchased	Amount (kg)	5,772	2,624	4,918	728			14,042
	$ per oz	$382	$363	$363	$292			$367
	*Delta (kg)	1,703	637	1,102	49			3,491
Put options sold	Amount (kg)	13,997	2,799	4,354				21,150
	$ per oz	$362	$345	$339				$355
	*Delta (kg)	2,800	441	681				3,922
Call options purchased	Amount (kg)	7,112						7,112
	$ per oz	$330						$330
	*Delta (kg)	6,990						6,990
Call options sold	Amount (kg)	14,413	18,227	16,547	14,308	14,183	40,061	117,739
	$ per oz	$376	$338	$346	$336	$347	$369	$355
	*Delta (kg)	10,973	15,419	13,564	12,201	11,911	33,244	97,312
RAND GOLD								
Forward contracts	Amount (kg)	6,249	8,145	4,500	2,830	2,799	933	25,456
	Rand per kg	R73,930	R119,409	R96,436	R118,197	R120,662	R116,335	R104,074
Put options purchased	Amount (kg)	933	2,808	2,808				6,549
	Rand per kg	R99,346	R95,511	R95,511				R96,057
	*Delta (kg)	614	964	721				2,299
Put options sold	Amount (kg)	2,333	1,400	1,400				5,133
	Rand per kg	R89,250	R88,414	R88,414				R88,794
	*Delta (kg)	1,061	364	280				1,705
Call options purchased	Amount (kg)							
	Rand per kg							
	*Delta (kg)							
Call options sold	Amount (kg)	4,679	5,620	5,621	1,493	2,986	8,958	29,357
	Rand per kg	R118,661	R130,321	R131,389	R173,119	R187,586	R216,522	R162,971
	*Delta (kg)	384	1,694	2,188	294	615	2,396	7,571

	Year	2004	2005	2006	2007	2008	2009-2013	Total
AUD DOLLAR GOLD								
Forward contracts	Amount (kg)	8,279	6,221	9,331	8,398	3,110	10,233	45,572
	A$ per oz	A$533	A$680	A$661	A$633	A$647	A$651	A$632
Put options purchased	Amount (kg)							
	A$ per oz							
	*Delta (kg)							
Put options sold	Amount (kg)							
	A$ per oz							
	*Delta (kg)							
Call options purchased	Amount (kg)		3,110	6,221	3,732	3,110	8,087	24,260
	A$ per oz		A$724	A$673	A$668	A$680	A$710	A$692
	*Delta (kg)		714	2,985	2,013	1,843	4,996	12,551
Call options sold	Amount (kg)	933						933
	A$ per oz	A$506						A$506
	*Delta (kg)	933						933
Total net gold:	Delta (kg)	36,658	58,137	47,322	40,733	32,393	51,888	267,131
	Delta (oz)	1,178,572	1,869,146	1,521,446	1,309,585	1,041,466	1,668,226	8,588,441
Hedge delta as a percentage of current production levels (%)		23%	36%	28%	23%	18%	6%	15%

* *The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at December 31, 2003.*

Gold borrowing cost associated with forward contracts [(1)]	Amount (oz)	175,000	200,000	300,000	270,000	100,000	350,000
	Interest rate %	0.1%	0.5%	0.8%	1.0%	1.2%	1.4%
Gold lease rate swaps [(2)]	Amount (oz)	923,301	638,363	702,507	758,678	441,000	299,000
	Interest rate %	1.5%	1.4%	1.5%	1.8%	1.8%	2.0%

[(1)] The Australian dollar denominated gold forward contract prices are shown on a net basis where the final price of the contract is *determined by the cost of borrowing gold over the full duration of the contract. The net prices shown in the table above have been adjusted to take account of the total expected future cost of all accumulated costs incurred to date and the expected future borrowing cost based on ruling market prices at the financial statement date. The amount shown under "Gold borrowing cost associated with forward contracts" in the table above is the face value of the borrowing amount and the period in which it matures. The interest rates shown are the future market rates prevailing at the time of the financial statement.*

[(2)] *The gold lease rate swaps are contracts where the company receives a fixed percentage of the outstanding amount in gold and pays a floating market determined percentage in gold, quarterly in arrears. The amount shown in the table above is the number of ounces outstanding at the beginning of each period. The interest rate shown is the weighted average fixed rate that the company will receive for that period.*

As at December 31, 2003 none of the hedging positions reported in the above table were governed by "right-to-break" clauses.

Foreign exchange price risk protection agreements

The group periodically enters into forward exchange and currency option contracts to hedge certain recorded transactions, firm commitments and other anticipated transactions denominated in foreign currencies. The objective of the group's foreign currency hedging activities is to protect the group from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.

The following table indicates the group's currency hedge position at December 31, 2003

	Year	2004	2005	2006	2007	2008	2009-2013	Total
RAND DOLLAR (000)								
Forward contracts	Amount ($)							
	Rand per $							
Put options purchased	Amount ($)	35,000						35,000
	Rand per $	R7.20						R7.20
	*Delta ($)	27,689						27,689
Put options sold	Amount ($)	35,000						35,000
	Rand per $	R6.74						R6.74
	*Delta ($)	17,417						17,417
Call options purchased	Amount ($)							
	Rand per $							
	*Delta ($)							
Call options sold	Amount ($)	50,000						50,000
	Rand per $	R7.21						R7.21
	*Delta ($)	14,318						14,318
AUD DOLLAR (000)								
Forward contracts	Amount ($)	29,275	29,267					58,542
	$ per A$	$0.59	$0.55					$0.57
Put options purchased	Amount ($)	10,000						10,000
	$ per A $	$0.63						$0.63
	*Delta ($)	9,269						9,269
Put options sold	Amount ($)	10,000						10,000
	$ per A $	$0.68						$0.68
	*Delta ($)	7,491						7,491
Call options purchased	Amount ($)							
	$ per A $							
	*Delta ($)							
Call options sold	Amount ($)	20,000						20,000
	$ per A$	$0.60						$0.60
	*Delta ($)	582						582

* *The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at December 31, 2003.*

For a more detailed presentation of the investment maturity profile, borrowings maturity profile and interest rate risk profile of these agreements, see note 21 to the consolidated financial statements "Gold price and currency risk management activities".

Credit risk

Realization of all these contracts is dependent upon the counterparties performing in accordance with the terms of the contracts. AngloGold generally does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties. AngloGold spreads its business over a number of predominantly international, credit worthy counterparties and believes that no concentration of credit risk exists. Limits for each counterpart are based on the assessed credit quality of each counterpart. The Treasury Committee makes recommendations for board approval of all counterparts and the limits to be applied against each counterpart.

The table below provides a summary of the number, type and credit quality of AngloGold's hedge counterparts.

Number of Counterparts	Type	Credit Rating (Fitch)
2	International Bank	AAA
15	International Bank	AA
6	International Bank	A
1	International Bank	BBB
4	South African Bank	AA(zaf) (International BBB-)
1	South African Bank	A+(zaf) (International BBB)
1	Brazilian Bank	AA(bra)
1	Trade Finance House	Not rated

AngloGold does not anticipate non-performance by any counterparts.

Fair value

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of AngloGold's financial instruments at December 31, 2003 and 2002 are as follows:

	December 31, 2003		December 31, 2002	
	Carrying amount	Fair value	Carrying amount	Fair value
(in millions)	**$**	**$**	**$**	**$**
Cash and cash equivalents [(1)]	505	505	413	413
Receivables	225	225	255	255
Short term debt [(2)]	351	351	84	84
Long-term debt [(2)]	807	807	842	842
Accounts payable and accrued liabilities	385	385	282	282
Derivatives [(3)]	(299)	(659)	(241)	(447)
Forward sales type agreements [(3)]	(233)	(332)	(153)	(196)
Option contracts [(3)]	(84)	(319)	(73)	(236)
Foreign exchange contracts [(3)]	3	3	(17)	(17)
Foreign exchange option contracts [(3)]	2	2	–	–
Interest rate swaps – Gold[(3)]	8	(18)	2	2
Sub total – Hedge derivatives	(304)	(664)	(241)	(447)
Interest rate swaps – Non-gold[(3)]	5	5	-	-

[(1)] The carrying amounts approximate fair value because of the short-term duration of these instruments.

[(2)] Fair value reflects the net present value of the future cash flows, discounted at the prevailing market rate. The fair value of listed fixed rate debt is shown at its market value. The remainder of debt re-prices on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

[(3)] The fair value of the above instruments is calculated based on market prices, volatilities and interest rates, as at December 31, 2003 and 2002.

Sensitivity analysis

The following table shows the approximate sensitivities of the $ marked-to-market value of the hedge book at December 31, 2003 (actual changes in the timing and amount of the following variables may differ from the assumed changes below):

Sensitivity analysis	Change in Rate(+)	Change in Fair value [(1)]	Change in Rate (-)	Change in Fair value [(1)]
Currency (R/$)	+1.0	(62.5)	-1.0	69.7
Currency (A$/$)	+0.05	40.3	-0.05	(38.7)
Gold price ($/oz)	+10	(84.8)	-10	83.8
US Interest Rate (%)	+0.1	(5.8)	-0.1	5.8
ZAR Interest Rate (%)	+0.1	(1.0)	-0.1	1.0
Aus Interest Rate (%)	+0.1	(1.5)	-0.1	1.5
Gold Interest Rate (%)	+0.1	7.6	-0.1	(7.7)

[(1)] *In $ million.*

Hedge levels

AngloGold employs hedging as an element of its risk management strategy. While AngloGold's hedge policy has remained unchanged, the absolute level of gold hedges has decreased considerably over the last two years. This is as a result of:

- the sale of mining assets and the resultant reduction of the hedge in line with reduced production;
- a more favorable outlook on gold prices; and
- the higher profit margin, requiring less price certainty.

A summary of the hedge position as at December 31, 2001, 2002 and 2003 is as follows. The "years of production hedged" is calculated as the hedge net delta position at year-end divided by the annual production for that year.

As at December 31,	Hedge Net Delta kg's	Annual Production for Year kg's	Years of Production Hedge
2001	453,192	217,203	2.08
2002	319,722	184,711	1.73
2003	267,131	174,668	1.53

While AngloGold may reduce its net delta hedge position further in line with a positive price outlook, it will continue to actively manage the hedge in order to protect margins and to ensure the company's ability to service debt requirements.

Hedge performance

The following table provides a summary of the average received gold price for AngloGold and the average spot gold price over the last five years. The table provides an indication of past hedge performance.

Year	Sales Thousand ounces	Average Price Received US dollar per ounce	Spot Price US dollar per ounce
1999	6,918	315	278
2000	7,241	308	285
2001	7,004	286	271
2002	5,941	303	310
2003	5,635	363	363

Item 12: Description of securities other than equity securities

Not applicable.

PART II

Item 13: Defaults, dividend arrearages and delinquencies

None.

Item 14: Material modifications to the rights of security holders and use of proceeds

None.

Item 15: Controls and procedures

(a) *Disclosure Controls and Procedures*. The Chief Executive Officer and the Executive Director, Finance, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in US Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the Company's disclosure controls and procedures were effective.

(b) *Internal Control Over Financial Reporting*. There were no changes in the Company's internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16: Corporate Governance

16A. Audit committee financial expert

The Board of Directors has determined that Mr Colin Brayshaw is an "audit committee financial expert" as defined in Item 16A. of Form 20-F. Mr Brayshaw and each of the other members of the Audit and Corporate Governance Committee (being Mr F B Arisman, Mrs E le R Bradley and Mr R P Edey) is an "independent director" as defined in the JSE Securities Exchange Listings Requirements and NYSE rules.

16B. Code of ethics

The Board of Directors have adopted a code of ethics that applies to the Chief Executive Officer, Executive Director: Finance and all financial officers. This code of ethics is posted on our website, www.anglogold.com, and may be found as follows:

1. From our main web page, first hold the cursor over the "About" tab.
2. Scroll down and highlight the "Corporate Governance" tab.
3. Click on the "Guidelines" tab.
4. Scroll down and double click on "Code of Ethics for the Chief Executive Officer, Principal Financial Officer and Senior Financial Officers".

The code of ethics is also available on request from the company secretary.

16C. Principal accountant fees and services

Ernst & Young has served as AngloGold's independent public accountants for each of the financial years in the three-year period ended December 31, 2003, for which audited financial statements appear in this annual report on Form 20-F. The Annual General Meeting elects the auditors annually.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young to AngloGold in 2003 and 2002.

(in millions)	2003 $	2002 $
Audit Fees [1]	1	1
Audit-related Fees [2]	1	-
Tax Fees [3]	-	-
All Other Fees [4]	-	-
Total	2	1

(1) The Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

(2) Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews of new systems, programs and projects; review of security controls and operational effectiveness of systems; review of plans and controls for shared service centers; due diligence related to acquisitions; accounting assistance and audits in connection with proposed or completed acquisitions; and employee benefit plan audits.

(3) Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax planning and services.

(4) All Other Fees include fees billed for services relating to financial information technology.

Audit Committee Pre-approval Policies and Procedures

Below is a summary of the current Policies and Procedures:

The terms of reference for the Audit and Corporate Governance Committee were amended during 2003 to incorporate the corporate governance discipline within the committee's mandate. The committee comprises only independent non-executive directors and its mandate covers the sphere of duties relating to accounting policies, internal control, financial reporting practices, identification of exposure to significant risks and all corporate governance issues.

The committee is responsible for the appointment, removal and oversight of the activities of the external auditors. In addition the committee sets the principles for recommending the use of external auditors for non-audit services. The committee approves all external consulting services and other charges levied by the external auditors.

The committee met five times during 2003, with the external audit partner, the group's internal audit manager and the corporate accounting manager, to review the audit plans of the internal and external auditors, to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in internal controls and to review the quarterly and half-yearly financial results, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.

During 2003, all Audit-related Fees provided to AngloGold by Ernst & Young were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

No work was performed by persons other than the principal accountant's full-time, permanent employees on the principal accountant's engagement to audit AngloGold's financial statements for 2003.

16D. Exemptions from the listing standards for audit committees

Not applicable.

16E. Purchases of equity securities by the issuer and affiliated purchasers

None.

PART III

Item 17: Financial statements

Not applicable.

Item 18: Financial statements

ANGLOGOLD LIMITED

Report of the independent auditors to the board of directors and stockholders of AngloGold Limited

We have audited the accompanying consolidated balance sheets of AngloGold Limited as of December 31, 2003 and 2002 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in South Africa and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AngloGold Limited at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 3.12 to the consolidated financial statements, in 2001 the company changed its method of accounting for derivative financial instruments. As discussed in note 4 to the consolidated financial statements, in 2002 the company changed its method of accounting for amortization of goodwill in accordance with SFAS142 and in 2003 the company changed its method of accounting for Asset Retirement Obligations (AROs) in accordance with SFAS143.

Ernst & Young
Registered Accountants and Auditors
Chartered Accountants (S.A.)

Johannesburg, Republic of South Africa
February 13, 2004

ANGLOGOLD LIMITED

Consolidated statements of income

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 and 2001

(In millions, except share and per share information)

	Notes	2003 $	2002 $	2001 $
Sales and other income		2,062	1,799	2,066
Product sales		2,026	1,761	2,041
Interest, dividends and other		36	38	25
Costs and expenses		1,651	1,369	2,059
Production costs		1,206	910	1,245
Exploration costs		40	28	26
Related party transactions	5	36	40	54
General and administrative		43	30	24
Royalties		27	25	16
Market development costs		19	17	16
Research and development		-	1	2
Depreciation, depletion and amortization		321	333	371
Impairment of assets	4	78	-	173
Goodwill amortized	4	-	-	27
Interest expense	4	49	44	72
Accretion expense	4	2	-	-
Employment severance costs	4	4	3	22
Loss on sale of mining assets		-	-	4
(Profit)/loss on sale of assets	4	(55)	11	-
Non-hedge derivative (gains)/loss	21	(119)	(73)	5
Other		-	-	2
Income before equity income and income tax		411	430	7
Equity income in affiliates		2	4	1
Income before income tax provision		413	434	8
Deferred income and mining tax expensed	6	(146)	(62)	(163)
Income/(loss) before minority interest		267	372	(155)
Minority interest		(17)	(16)	(8)
Income/(loss) before cumulative effect of accounting change		250	356	(163)
Cumulative effect of accounting change	4 / 3.12	(3)	-	(10)
Net income/(loss) applicable to common stockholders		247	356	(173)
Basic earnings/(loss) per common share (cents)				
Before cumulative effect of accounting change	7	112	160	(76)
Cumulative effect of accounting change	7	(1)	-	(5)
Net income/(loss) – applicable to common stockholders		111	160	(81)
Diluted earnings/(loss) per common share (cents)				
Before cumulative effect of accounting change	7	112	160	(76)
Cumulative effect of accounting change	7	(1)	-	(5)
Net income/(loss) – applicable to common stockholders		111	160	(81)
Weighted average number of common shares used in computation	7	222,836,574	221,883,567	214,278,892
Dividend per common share (cents)		133	113	84

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD LIMITED
Consolidated balance sheets
AT DECEMBER 31, 2003 and 2002
(In millions, except share information)

	Notes	2003 $	2002 $
ASSETS			
Current Assets		1,410	1,038
Cash and cash equivalents		505	413
Receivables		602	488
Trade		47	48
Derivatives	21	377	233
Value added taxes		27	26
Other		151	181
Inventories	8	202	137
Materials on the leach pad	8	101	-
Property, plant and equipment, net	9	2,555	2,015
Acquired properties, net	10	936	902
Goodwill	11	410	345
Derivatives	21	94	64
Materials on the leach pad	8	7	79
Other long-term assets	12	167	134
Total assets		5,579	4,577
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities		1,202	799
Accounts payable and accrued liabilities	13	385	282
Derivatives	21	441	302
Short-term debt	14	351	84
Income and mining tax payable		25	131
Long-term debt	15	807	842
Derivatives	21	329	236
Deferred income and mining tax	6	845	561
Provision for environmental rehabilitation	4 / 16	134	140
Other accrued liabilities	17	12	12
Provision for post-retirement medical benefits	18	130	127
Minority interest		52	40
Commitments and contingencies	19	-	-
Stockholders' equity	20	2,068	1,820
Common stock			
400,000,000 (2002 – 400,000,000) authorized common stock of 25 ZAR cents each			
Stock issued 2003 – 223,136,342 (2002 – 222,622,022)		9	9
Additional paid in capital		3,415	3,403
Accumulated deficit		(616)	(567)
Accumulated other comprehensive income		(740)	(1,025)
Total liabilities and stockholders' equity		5,579	4,577

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD LIMITED

Consolidated statements of cash flows

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 and 2001

(In millions, except share information)

	Notes	2003 $	2002 $	2001 $
Net cash provided by operating activities		453	594	501
Income/(loss) before cumulative effect of accounting change		250	356	(163)
Reconciled to net cash provided by operations:				
Loss on sale of mining assets		-	-	4
(Profit)/loss on sale of assets		(55)	-	-
Depreciation, depletion and amortization		321	333	371
Deferred stripping costs		(43)	(11)	1
Impairment of assets		78	-	173
Deferred income and mining tax		79	(62)	9
Other non cash items		17	11	55
Net (decrease)/increase in provision for environmental rehabilitation and post-retirement medical benefits		(88)	(17)	25
Effect of changes in operating working capital items:				
Receivables		(53)	(5)	65
Inventories		(87)	(54)	22
Accounts payable and accrued liabilities		34	43	(61)
Net cash used in investing activities		(307)	(91)	(148)
Cash acquired in acquisitions	2	9	8	-
Increase in non-current investments		(1)	(34)	(4)
Additions to property, plant and equipment		(363)	(271)	(298)
Proceeds on sale of mining assets		6	1	6
Proceeds on sale of investments		56	158	-
Cash effects of acquisitions or disposals		1	35	109
- Proceeds		1	59	109
- Contractual obligations		-	(24)	-
Loans receivable advanced		(19)	(5)	(4)
Loans receivable repaid		4	17	43
Net cash used in financing activities		(107)	(356)	(298)
Short-term debt repaid		(125)	(654)	(383)
Short-term debt raised		79	38	36
Issuance of stock		10	18	7
Long-term debt repaid		(40)	(258)	(31)
Long-term debt raised		283	760	240
Dividends paid		(314)	(260)	(167)
Net increase in cash and cash equivalents		39	147	55
Effect of exchange rate changes on cash		53	75	(59)
Cash and cash equivalents – January 1,		413	191	195
Cash and cash equivalents – December 31,		505	413	191

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD LIMITED

Consolidated statements of stockholders' equity

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 and 2001

(In millions, except share information)

	Common stock	Common stock $	Additional paid in capital $	Other comprehensive income* $	Accumulated deficit $	Total $
Balance – January 1, 2001	214,042,174	9	3,232	(602)	(332)	2,307
Net loss before cumulative effect of accounting change					(163)	(163)
Effect of adoption of SFAS133, net of tax				49	(10)	39
Translation loss				(509)		(509)
Net gain on cash flow hedges removed from other comprehensive income and reported in income, net of tax				(1)		(1)
Net loss on cash flow hedges, net of tax				(171)		(171)
Comprehensive income						(805)
Stock issue as part of acquisition	482,840	-	9			9
Stock issues as part of Share Incentive Scheme	743,102	-	10			10
Dividends					(167)	(167)
Balance – December 31, 2001	215,268,116	9	3,251	(1,234)	(672)	1,354
Net income					356	356
Translation gain				278		278
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax				102		102
Net loss on cash flow hedges, net of tax				(175)		(175)
Net gain on available for sale financial assets arising during the period, net of tax				7		7
Other comprehensive income on acquisition of 46.25% interest in Cerro Vanguardia, in respect of cash flow hedges, net of tax				(3)		(3)
Comprehensive income						565
Stock issue as part of acquisition	6,530,392	-	138			138
Stock issue as part of odd-lot offer	278,196	-	7			7
Stock issues as part of Share Incentive Scheme	545,318	-	7			7
Dividends					(251)	(251)
Balance – December 31, 2002	222,622,022	9	3,403	(1,025)	(567)	1,820
Net income					247	247
Translation gain				378		378
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax				45		45
Net loss on cash flow hedges, net of tax				(131)		(131)
Net gain on available for sale financial assets arising during the period, net of tax				15		15
Net gain on available for sale financial assets removed from other comprehensive income and reported in income, net of tax				(22)		(22)
Comprehensive income						532
Stock issues as part of Share Incentive Scheme	514,320	-	8			8
Variable compensation awards compensation expense			4			4
Dividends					(296)	(296)
Balance – December 31, 2003	223,136,342	9	3,415	(740)	(616)	2,068

* *The cumulative translation loss included in other comprehensive income amounted to $519 million (2002: $833 million). The translation loss has no tax effect. The cumulative charge, net of deferred taxation of $56 million (2002: $49 million), included in other comprehensive income in respect of cash flow hedges amounted to $285 million (2002: $199 million). The cumulative gain included in other comprehensive income in respect of available for sale financial assets amounted to $nil million (2002: $7 million). This gain has no tax effect. The cumulative gain included in other comprehensive income in respect of the hedge of a net investment in foreign entities amounted to $64 million (2002: $nil million). This gain is offset by $64 million (2002: $nil million) arising from translation of a net investment in foreign entities.*

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD LIMITED
Notes to the consolidated financial statements
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 and 2001

(In millions, except share information)

1. **NATURE OF OPERATIONS**

AngloGold Limited, (the "company") formerly Vaal Reefs Exploration and Mining Company Limited (Vaal Reefs), was incorporated on May 29, 1944 and conducts gold-mining operations in South Africa, Mali, Namibia, Tanzania, North and South America and Australia. The company also produces uranium oxide and sulphuric acid.

2. **ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS**

2003 acquisitions

AngloGold made the following acquisitions during the year:

- **Purchase of a portion of the Driefontein mining area from Gold Fields Limited**

On September 18, 2003 AngloGold and Gold Fields Limited jointly announced that agreement had been reached on the sale by Gold Fields Limited of a portion of the Driefontein mining area in South Africa to AngloGold for a cash consideration of R315 million ($48 million). The purchase price including the related deferred taxation thereon, has been capitalized as mining assets.

- **Overview of the AngloGold Ashanti Business Combination**

On May 16, 2003, AngloGold and Ashanti confirmed that they were in discussions regarding a proposed Business Combination of the two companies and on August 4, 2003 the companies announced that they had agreed the terms of a recommended Business Combination at an exchange ratio of 0.26 ordinary shares for every Ashanti share. On the same date, AngloGold entered into the Lonmin Support Deed, pursuant to which Lonmin, which currently holds 27.6 percent of Ashanti's issued share capital, agreed, amongst other things, to vote its Ashanti shares in favor of the Business Combination. After further discussions with AngloGold and detailed, careful consideration of a competitive proposal, and following the increase by AngloGold in the offer consideration from 0.26 to 0.29 ordinary shares, the Ashanti Board announced on October 14, 2003 that it was recommending the improved final offer from AngloGold.

On October 28, 2003, the Government of Ghana, which currently holds 16.8 percent of Ashanti's issued share capital, announced its support for the AngloGold offer, as well as the principal terms of a stability undertaking which the Government of Ghana intended to enter into with AngloGold. On December 12, 2003, AngloGold and the Government of Ghana entered into the Government Support Deed, pursuant to which the Government of Ghana agreed, amongst other things, to vote its Ashanti shares in favor of the Business Combination. Following the approval by the Parliament of Ghana of the terms of the Stability Agreement on February 18, 2004, AngloGold and the Government of Ghana executed the Stability Agreement.

The Business Combination is to be effected by means of a scheme of arrangement under Ghanaian law which requires the approval of not less than three-fourths of the votes cast by Ashanti shareholders present and entitled to vote either in person or by proxy, and the confirmation of the High Court of Ghana. The extraordinary meeting of Ashanti's shareholders required to approve the scheme of arrangement is set to take place on April 7, 2004. Under the terms of the Business Combination, holders of Ashanti securities will receive for every Ashanti share or Ashanti GDS, 0.29 ordinary shares or 0.29 ADSs of AngloGold.

Following the Business Combination, Ashanti will become a private company and a wholly-owned subsidiary of AngloGold. AngloGold has agreed to convene a general meeting of its shareholders to consider a special resolution to change its name to AngloGold Ashanti Limited as of completion of the Business Combination. This special resolution will need to be passed at a general meeting of AngloGold at which shareholders representing no less than one-fourth of the total votes of all of the shareholders entitled to vote thereat are present in person or by proxy, and the resolution will need to be approved, on a show of hands, by no less than three-fourths of AngloGold's shareholders present in person or by proxy or, where a poll has been demanded, by no less than three-fourths of the total votes that shareholders present in person or by proxy are entitled to cast. The board of directors of AngloGold has recommended that its shareholders vote in favor of this special resolution. AngloGold has received an undertaking from its largest shareholder, AA plc, which currently holds approximately 56 percent of AngloGold's issued share capital, to vote its shares in favor of this special resolution.

2. **ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS** *(continued)*

The Business Combination is subject to a number of conditions including the approval by the requisite majority of Ashanti shareholders of the Ghanaian Scheme of Arrangement and the relevant special resolution proposed at its extraordinary general meeting, the confirmation of the Scheme by the High Court of Ghana, the receipt of certain regulatory approvals and third party consents and the absence of any material adverse change to the business, financial condition, results of operations, assets or liabilities of Ashanti since December 31, 2002 (other than as publicly disclosed or announced by Ashanti prior to the date of the Transaction Agreement). If the conditions to the Business Combination are not satisfied or (if permissible) waived on or before May 31, 2004 or such later date as may be agreed by AngloGold or Ashanti, AngloGold and Ashanti may terminate the Transaction Agreement, in which case the Ghanaian Scheme of Arrangement will not become effective and the Business Combination will not be completed. AngloGold and Ashanti are not obliged to extend the period for the satisfaction or (if permissible) waiver of the conditions to the Business Combination beyond May 31, 2004. At this stage there is no guarantee that the conditions to the Business Combination will be satisfied and that the Business Combination will be completed.

2003 disposals

AngloGold's disposals during the year included:

- **Sale of Amapari project located in the State of Amapá, North Brazil**

  On May 23, 2003, AngloGold announced that it had signed an agreement to sell its wholly-owned Amapari Project to Mineração Pedra Branca do Amapari, for the total consideration of $18.2 million. The effective date of the transaction was May 19, 2003. The Amapari project is located in the State of Amapá, North Brazil. Since acquiring the property as part of the Minorco transaction, the Company has sought to prove up additional reserve ounces in order to get it to a size and life that would justify the management resources needed to run it effectively. This was not achieved and AngloGold, on receiving an offer from a purchaser who could constructively turn this orebody to account, agreed to sell. AngloGold realized a loss of $3 million on the disposal of the Amapari project. Refer to Note 4 – (Profit)/loss on sale of assets.

- **Sale of stake in the Gawler Craton Joint Venture to Helix Resources Limited**

  On June 6, 2003, AngloGold announced that it had finalized the sale of its 49 percent stake in the Gawler Craton Joint Venture, including the Tunkillia project located in South Australia to Helix Resources Limited. Consideration for the sale comprised cash of $500,000 (A$750,000), 1.25 million fully-paid Helix shares issued at A$0.20 per share and 1.25 million Helix options exercisable at A$0.25 per option before November 30, 2003 with an additional payment of $335,000 (A$500,000) deferred to the delineation of a mineable resource of 350,000 ounces. Helix's proposed acquisition of AngloGold's rights to the Tarcoola Project, 60 kilometres to the south, was excluded from the final agreement. This resulted in a restructure of the original agreement terms, as announced on April 8, 2003.

- **Sale of stake in Jerritt Canyon Joint Venture to Queenstake Resources USA Inc.**

  On July 2, 2003, AngloGold announced that it had concluded the sale of its interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA Inc. effective June 30, 2003. This followed negotiations originally announced on February 27, 2003. Queenstake paid the Jerritt Canyon Joint Venture partners, AngloGold and Meridian Gold, $1.5 million in cash and 32 million shares of Queenstake stock, with $6 million in deferred payments and $4 million in future royalty payments. Queenstake accepted full closure and reclamation liabilities. The shares acquired by AngloGold in this transaction were issued by Queenstake Resources Limited, a subsidiary of Queenstake, and represents approximately 9.2 percent of that company's issued share capital. AngloGold disposed of its entire interest in Queenstake during November 2003. AngloGold realized a profit of $10 million and $3 million, respectively, on sale of the Jerritt Canyon Joint Venture and the investment held in Queenstake. Refer to Note 4 – (Profit)/loss on sale of assets.

- **Sale of investments held in East African Gold Mines Limited and Randgold Resources Limited**

  On July 8, 2003 AngloGold disposed of its entire investment of 8,348,600 shares held in East African Gold Mines Limited for a consideration of $25 million and in the second half of 2003 AngloGold disposed of 952,481 shares in Randgold Resources Limited, for a consideration of $23 million. AngloGold realized a profit of $42 million on sale of these investments. Refer to Note 4 – (Profit)/loss on sale of assets.

- **Sale of shafts**

  For a description of sale of shafts during 2003, refer to Note 30 for subsequent events.

2002 acquisitions

AngloGold made one acquisition during the year.

2. **ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS** *(continued)*

- **Acquisition of 46.25% interest in Cerro Vanguardia S.A. ("CVSA")**

  During July, 2002 an agreement was reached with Pérez Companc International SA ("Pérez Companc") to acquire its entire 46.25% equity interest in Cerro Vanguardia S.A. ("CVSA"), including a loan, for a net cash consideration of $97 million, which was paid from AngloGold's existing but undrawn debt facilities. The transaction was effective from July 1, 2002.

  Pérez Companc and AngloGold each owned a 46.25% equity interest in CVSA prior to the transaction. CVSA owns the exclusive right to exploit the Cerro Vanguardia mine, which is located in Patagonia in the Santa Cruz Province of Argentina. AngloGold acquired its initial interest in CVSA from Minorco in 1999 and participated in the completion of the development and the commissioning of the Cerro Vanguardia mine, as well as its operation since that time. AngloGold is the sole operator of the Cerro Vanguardia mine.

2002 disposals

- **Sale of investment in Normandy**

  On September 5, 2001, AngloGold announced that it was to make a takeover offer for Normandy Mining Limited (Normandy), Australia's largest listed gold mining company. The offer was to be settled in AngloGold shares in the ratio of 4.30 AngloGold shares for every 100 Normandy shares. The final offer to Normandy shareholders comprised 4.30 AngloGold shares plus a cash consideration of A$30 for every 100 Normandy shares. At the close of the offer on January 18, 2002, AngloGold had received acceptances totaling 159,703,481 Normandy shares (7.16 percent of the Normandy issued share capital). Arising out of the offer, a total of 6,869,602 AngloGold ordinary shares were issued. This excludes 143,630 AngloGold ordinary shares issued under the top-up facility to Normandy shareholders. The Normandy shares acquired were sold on the market on January 21, 2002 realizing a total of $158 million. AngloGold realized a loss of $11 million on the disposal of the investment in Normandy. Refer to Note 4 – (Profit)/loss on sale of assets.

- **Sale of wholly-owned subsidiary**

  The company disposed of its wholly-owned subsidiary, Stone and Allied Industries (O.F.S.) Limited, to a joint venture of that company's existing management and a group of black entrepreneurs, with effect from October 1, 2002, for a consideration of R5 million, comprising R1.4 million in respect of the equity interest and R3.6 million, a loan claim. In respect of the equity interest R450,000 was paid in cash and the outstanding balance of R950,000 together with the loan of R3.6 million is payable in five equal annual instalments together with interest commencing on October 1, 2003. The agreement of sale provides for a 10% interest in Stone and Allied Industries (O.F.S.) Limited to be held by Masakhisane Investment Limited, a wholly-owned subsidiary established by AngloGold in terms of its Small and Medium Enterprises Development Initiative, which company will render technical and administrative assistance to the purchasers until the total amount of the consideration has been settled.

- **Sale of shafts**

  For a description of sale of shafts during 2002, refer to Note 24.

2001 acquisitions

AngloGold made no acquisitions during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

2. **ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS** *(continued)*

2001 disposals

For a description of sale of shafts during 2001, refer to Note 24.

Fair value of acquisitions and (disposals) of businesses

	2003 Jerritt Canyon Joint Venture[2]	2003 Other	2003 Total	2002 Total Cerro Vanguardia, Free State and other
	$	$	$	$
Cash	-	9	9	8
Property, plant and equipment	(26)	23	(3)	(133)
Acquired properties	-	-	-	29
Long-term liabilities	25	(2)	23	10
Current assets	(3)	9	6	(11)
Current liabilities	-	(7)	(7)	15
Long-term debts	2	-	2	(38)
Minority interest	-	(15)	(15)	(4)
Net value of assets acquired/(disposed)	(2)	17	15	(124)
Profit on sale of assets	(10)	-	(10)	-
Purchase/(sale) consideration	(12)	17	5	(124)
Investment in affiliates	-	(17)	(17)	-
Shares acquired in Queenstake Resources USA Inc.[1]	5	-	5	-
Recoupment taxation	-	-	-	63
Deferred purchase consideration	6	-	6	26
Cash flow on acquisition/(disposal)	(1)	-	(1)	(35)
Purchase price (paid)/received	1	-	1	35
- Cash consideration	1	-	1	59
- Contractual obligations	-	-	-	(24)
Share issue expenses	-	-	-	-

[1] *AngloGold disposed of its entire interest in Queenstake Resources USA Inc. during November 2003. Refer to Note 4 – (Profit)/loss on sale of assets.*

[2] *Situated in Nevada, North America. The Jerritt Canyon Joint Venture was reported under North American operations. For more information on AngloGold's business segments see Note 25 – Segment and geographical information.*

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. AngloGold presents its consolidated financial statements in United States dollars. The functional currency of the majority of the group's operations is the South African rand. Other main subsidiaries have functional currencies of US dollars and Australian dollars. The translation of amounts into US dollars was in accordance with the provisions of SFAS52, "Foreign Currency Translation".
Use of estimates: The preparation of the financial statements requires the company's management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Comparatives: Comparatives have been reclassified, where necessary to comply with the current year's presentation. The following are accounting policies used by the company which have been consistently applied except for the adoption of SFAS133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" on January 1, 2001 and for the adoption of SFAS142, "Accounting for Goodwill and Intangible assets" and for the adoption of SFAS143, "Accounting for Asset Retirement Obligations (AROs)" on January 1, 2003.

3.1 Consolidation

The consolidated financial information includes the financial statements of the company and its subsidiaries. Where the company has a direct, or indirect through its subsidiary, controlling interest in an entity, the entity is classified as a subsidiary. Interests in mining joint ventures in which AngloGold has joint control are reported using the proportionate consolidation method.

Where the excess purchase price of a business acquisition cannot be attributed to assets acquired, including acquired properties, it is included in goodwill and reviewed for impairment in accordance with the provisions of SFAS142.

3.2 Cash and cash equivalents

Cash and cash equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Due to the short maturity of cash equivalents, their carrying amounts approximate their fair value.

3.3 Non-marketable equity investments

Non-marketable equity investments, in which the company does not have significant influence or a controlling interest, are carried at acquisition cost. Realized gains and losses are included in net income or loss. Unrealized losses are included in net income or loss when a significant decline in the value of the investment, which is other than temporary, has occurred. Investments in companies in which the company's ownership is 20 percent to 50 percent and the company is deemed to have significant but not controlling influence, are accounted for by the equity method and are included in other long-term assets. Equity method investments are reviewed for impairment in accordance with APB18, "The Equity Method of Accounting for Investments in Common Stock". Income from such investments net of amortization of goodwill is included in equity income of affiliated companies.

3.4 Marketable equity investments

Marketable equity investments and debt securities which are considered available-for-sale, are carried at fair value, and the net unrealized gains and losses computed in marking these securities to market are reported within other comprehensive income in the period in which they arise. These amounts are removed from other comprehensive income and reported in income when the asset is derecognized or when there is evidence that the asset is impaired in accordance with the provisions of SFAS115, "Accounting for Certain Investments in Debt and Equity Securities".

3.5 Inventories

Inventories, including gold in process, gold on hand, uranium oxide, sulphuric acid, ore stockpiles and supplies, are stated at the lower of cost or market value. Gold in process is valued at the average total production cost at the relevant stage of production. The cost of gold, uranium oxide and sulphuric acid is determined principally by the weighted average cost method using related production costs. A portion of the related depreciation, depletion and amortization charge is included in the cost of inventory. Ore stockpiles are valued at the average moving cost of treating and processing the ore. Supplies are valued at the lower of weighted average cost or market value.

3. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

3.5 **Inventories** *(continued)*

The costs of materials currently contained on the leach pad is reported as a separate line item apart from inventory. As at December 31, 2003, $101 million was classified as short term compared with $nil million as at December 31, 2002 as AngloGold expects the related gold to be recovered within twelve months. The short term portion of materials on the leach pad is determined by multiplying the average cost per ounce in inventory, by the expected production ounces for the next twelve months. As at December 31, 2003, $7 million was classified as long term compared with $79 million as at December 31, 2002.

3.6 **Development costs and stripping costs**

Development costs relating to major programs at existing mines are capitalized. Development costs consist primarily of expenditures to initially establish a mine and to expand the capacity of operating mines. Ordinary mine development costs to maintain production are expensed as incurred.

Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of mine per tonne of ore mined. The average life of mine cost per tonne is calculated as the total expected costs to be incurred to mine the orebody divided by the number of tonnes expected to be mined. The average life of mine stripping ratio and the average life of mine cost per tonne is recalculated annually in the light of additional knowledge and changes in estimates. The cost of the "excess stripping" is capitalized as mine development costs when the actual mining costs exceed the sum of the adjusted ore tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne. When the actual mining costs are below the sum of the adjusted ore tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne, previously capitalized costs are expensed to increase the cost up to the average. Thus, the cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole.

The deferred stripping costs are included in the calculations of the impairment tests performed in accordance with the provisions of SFAS144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

The practice of deferring stripping costs, has the effect of smoothing the cost of waste ore removal over the expected life of mine rather than exposing actual waste ore removal cost incurred in each period presented.

The current accounting practice of accounting for deferred stripping in the mining industry are mixed and if waste ore is expensed rather than capitalized, this may result in the reporting of greater volatility in period to period results of operations.

Deferred stripping costs are classified as a component of Property, plant and equipment and are considered to be insignificant to the balance sheet on a cumulative basis and the amounts deferred or amortized are included in production costs in the consolidated statements of income for all periods presented.

3.7 **Depreciation, depletion and amortization**

Depreciation, depletion and amortization of mine development costs are computed principally by the units-of-production method based on estimated proven and probable mineral reserves. Proven and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. Mine plant facilities are amortized using the lesser of their useful life or units-of-production method based on estimated proven and probable mineral reserves. Acquired properties are carried at amortized cost. Acquired properties are amortized using the unit-of-production method based on estimated proven and probable mineral reserves. Other fixed assets comprising vehicles and computer equipment, are depreciated by the straight-line method over their estimated useful lives.

3.8 **Mining costs**

In general, mining costs are charged to operations as incurred. However, certain of the company's deposits have diverse grades over the mine's life. Mining costs for these deposits, to the extent that they do not relate to current gold production, are capitalized and then charged to operations when the applicable gold is produced, see note 3.6.

3. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

3.9 **Asset impairment**

The company evaluates its held-for-use long lived assets for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the sum of estimated future cash flows on an undiscounted basis is less than the carrying amount of the related asset, an asset impairment is considered to exist. The related impairment loss is measured by comparing estimated future cash flows on a discounted basis to the carrying amount of the asset. Changes in significant assumptions underlying future cash flow estimates may have a material effect on the company's financial position and results of operations. A low gold price market, if sustained for an extended period of time, may result in asset impairments. In addition an asset impairment is considered to exist where the net selling price of an asset held for sale is below its carrying amount.

3.10 **Asset retirement obligations and rehabilitation costs**

AngloGold adopted SFAS143, "Accounting for Asset Retirement Obligations (AROs)" with effect from January 1, 2003 as follows:

Under SFAS143 the fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Where the obligation is operational of nature, and does not give rise to future economic benefit, the capitalized cost is amortized in the period incurred. Upon settlement of the liability, a gain or loss will be recorded if the actual cost incurred is different than the liability recorded.

The adoption of SFAS143 on January 1, 2003 resulted in an increase in Property, plant and equipment of $1 million, an increase in Provision for environmental rehabilitation of $4 million and a cumulative effect of adoption which decreased net income and stockholder's equity by $3 million. No increase in Deferred income and mining tax was recorded upon the adoption of SFAS143. Refer to Note 4 – Asset retirement obligations and to Note 16.

Rehabilitation costs and related liabilities are based on AngloGold's interpretation of current environmental and regulatory requirements.

Based on current environmental regulations and known rehabilitation requirements, management has included its best estimate of these obligations in its rehabilitation accrual. However, it is reasonably possible that the company's estimates of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

Environmental liabilities other than rehabilitation costs which relate to liabilities from specific events are accrued when they are known, probable and reasonably estimable.

3.11 **Product sales**

Revenue from product sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable and collectability is reasonably assured.

3.12 **Financial instruments**

Financial instruments recognized on the balance sheet include investments, loans receivable, trade and other receivables, cash and cash equivalents, borrowings, derivatives, and trade and other payables. Financial instruments are initially measured at cost, including transaction costs, when the group becomes a party to the contractual arrangements. The subsequent measurement of financial instruments is dealt with below.

Derivatives

The company accounts for derivative contracts in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS133") as amended.

SFAS133 requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Gains or losses arising from remeasuring derivatives to fair value each period are to be accounted for either in the income statement or in other comprehensive income, depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion which must be met in order to qualify for hedge accounting, is that the derivative must be highly effective in offsetting the change in the fair value or cash flows of the hedged item.

3. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

3.12 **Financial instruments** *(continued)*

AngloGold adopted SFAS133 effective January 1, 2001 as follows:
Forward sales and gold pricing contracts are used to reduce AngloGold's exposure to weakening precious metal prices and AngloGold intends to fulfill its obligations under these contracts by physically delivering the specified quantity of metal from its production at contract maturity. Under SFAS133 as amended by SFAS138 normal purchases and normal sales commodity-based contracts that qualify for exemption would be excluded from the scope of the statement provided that the contracts are settled by physical delivery. As a result the accounting for these contracts is not impacted by the adoption of SFAS133 and 138.

Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of AngloGold's production into the spot market, and are classified as cash flow hedges under SFAS133. Where a derivative qualifies as the hedging instrument in a cash flow hedge under SFAS133, gains and losses on the derivative, to the extent effective, are deferred in other comprehensive income and reclassified to income when the hedged transaction is recorded in income. The ineffective portion of changes in fair value is reported in earnings as gains or losses on derivatives in the period in which they occur. As of January 1, 2001, these contracts were recorded on the balance sheet at their fair market value of $83 million with $49 million, net of deferred taxation of $34 million, deferred in other comprehensive income.

All other contracts not meeting the criteria for the normal purchases and sales or hedge accounting are recorded at their fair market value, with changes in value at each reporting period being recorded in income. AngloGold recorded a SFAS133 transition adjustment representing the cumulative effect of an accounting change of $10 million loss (net of provision for deferred taxation of $2m) on January 1, 2001 equal to the difference between the fair market value and carrying value of these contracts at that date.

The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

Certain derivative instruments are designated as hedges of foreign currency denominated borrowings and investments in foreign entities. This designation is reviewed at least quarterly, or as borrowing and investment levels change. The hedge amounts (to the extent effective) are recorded as an offset to the translation gains/losses that are being hedged.

3.13 **Post-retirement benefits**

The costs of post-retirement benefits are made up of those obligations which the group has towards current and retired employees. These obligations can be separated into the following categories, and are determined as follows:

Defined contribution plans

Pension and provident funds

Contributions to defined contribution plans in respect of services during a current year are recognized as an expense in that year.

Defined benefit plans

Pension funds

The current service cost in respect of defined benefit plans is recognized as an expense in the current year. Past service costs, experience adjustments, the effect of changes in actuarial assumptions and the effects of plan amendments in respect of existing employees are recognized as an expense or income systematically over the expected remaining service period of those employees.

Post-retirement medical aid obligation

The cost of providing benefits to the post-retirement medical benefit plan is determined using the projected unit credit actuarial valuation method. Actuarial gains and losses arising in the plan are recognized as income or expense over the expected average remaining service lives of employees participating in the plan.

3.14 **Deferred income and mining tax**

AngloGold follows the liability method of accounting for deferred income and mining tax whereby the company recognizes the tax consequences of temporary differences by applying current statutory tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year.

3. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

3.15 **Dividends paid**

Dividends paid are recognized when declared by the board of directors. Dividends are payable in Australian dollars, South African rands or United Kingdom pounds. Dividends declared to foreign stockholders are not subject to approval by the South African Reserve Bank in terms of South African foreign exchange control regulations. Dividends are freely transferable to foreign stockholders from both trading and non-trading profits earned in South Africa by publicly listed companies. Under South African law, AngloGold may declare and pay dividends from any reserves included in total shareholders' equity calculated in accordance with South African Statements of Generally Accepted Accounting Practice (SA GAAP), subject to its solvency and liquidity. As at December 31, 2003 AngloGold's total shareholders' equity as calculated under SA GAAP amounted to R8,409 million ($1,261 million).

3.16 **Earnings per common share**

Earnings and diluted earnings per common share have been calculated in accordance with SFAS128, "Earnings per Share".

3.17 **Exploration expenditures**

Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, future costs incurred to develop such property are capitalized. Capitalization of pre-production costs ceases when the mining property is capable of commercial production.

3.18 **Stock-based compensation plans**

The company has adopted the disclosure-only provisions of SFAS123, "Accounting for Stock-Based Compensation" and applies Accounting Principles Board Opinion No. 25 (APB No. 25) and related interpretations in accounting for its employee stock-based compensation plans.

At December 31, 2003, the company has two stock-based employee compensation plans, which are described more fully in Note 26 the "AngloGold Limited share incentive scheme". During the years ended December 31, 2003, 2002 and 2001 there was no compensation expense recognized related to time-based awards as the exercise price of all awards was greater than or equal to the fair market value of the underlying stock on the date of grants. As of December 31, 2003 compensation expense of $4 million was recognised and recorded in additional paid in capital, related to the performance awards under APB No. 25, of which the fair market value was greater than or equal to the exercise price at the end of the reporting period. The performance related options are accounted for as variable compensation awards, accordingly the compensation expense is calculated at the end of each reporting period until the performance obligation has been met or waived. Compensation expense will vary based on the fluctuations of the underlying stock price in excess of the exercise price. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS123 to stock-based employee compensation.

	Year Ended December 31,		
(in millions, except per share data)	**2003 $**	**2002 $**	**2001 $**
Net income/(loss), as reported	247	356	(173)
Add: Variable compensation awards expense, expensed under APB No. 25	4	-	-
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(12)	(7)	(2)
Pro forma net income/(loss)	239	349	(175)
Earnings per share (cents)			
Basic – as reported	111	160	(81)
Basic – pro forma	107	157	(82)
Diluted – as reported	111	160	(81)
Diluted – pro forma	107	157	(82)

The calculation of diluted earnings/(loss) per common share for 2001 did not assume the effect of shares issuable upon the exercise of stock and debenture incentive options as their effects are anti-dilutive for this period.

3.19 **Recent pronouncements**

In January 2003, the FASB issued FASB interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51". FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

In December 2003, the FASB revised FIN 46 ("the Revised Interpretation").
In the Revised Interpretation the FASB agreed to a revised model for adoption of the Interpretation's provisions. Effective dates now differ based on whether variable interests (1) are held by public companies and the entities under evaluation were previously evaluated using the provisions of EITF Topic No. D-14, "Transactions involving Special-Purpose Entities", or EITF Issue No. 90-15, "Impact of Nonsubstantive Lessors, Residual Value Guarantees, and Other Provisions in Leasing Transactions" (such interests were generally held in entities previously commonly referred to as SPEs), (2) are held by public companies that are filers under Regulation S-B and (3) are held by non-public companies.

Based on the FASB's decisions, all public companies must apply the provisions of Interpretation or the Revised Interpretation to variable interests in SPEs (created before February 1, 2003) no later than the end of periods ending after December 15, 2003 (December 31, 2003 for calendar year end companies). Public companies may choose to apply the provisions of the Interpretation or the Revised Interpretation to interests held in SPEs created prior to February 1, 2003 in financial statements for periods ending after December 15, 2003 (that is, December 31, 2003 financial statements). However, if a Company chooses to report using the Interpretation's provisions, it must apply the Revised Interpretation's provisions to those variable interests in financial statements for periods ending after March 15, 2004.

Public companies that have applied the Interpretation's provisions to variable interests in entities newly created subsequent to January 31, 2003, or have early adopted the Interpretation's provisions for some or all variable interests in entities created prior to February 1, 2003 may continue to apply the Interpretation's provisions in financial statements for periods ending after December 15, 2003, or may choose to early adopt the Revised Interpretation's provisions. AngloGold does not have any SPE's as defined in the Interpretation or the Revised Interpretation that were created prior to February 1, 2003. AngloGold has not created any variable interest entities between January 31, 2003 and December 31, 2003. AngloGold does not expect to identify any variable interest entities that were created prior to February 1, 2003, for which the adoption date is the first interim or annual reporting period after March 15, 2004.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS149").
SFAS149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The statement requires that contracts with comparable characteristics be accounted for similarly to achieve more consistent reporting of contracts as either derivative or hybrid instruments. The company adopted SFAS149 for contracts entered into or modified after June 30, 2003, and hedging relationships designated after June 30, 2003.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS150").
SFAS150 provides guidance regarding classification of freestanding financial instruments as liabilities (or assets in some circumstances). SFAS150 is generally effective for financial instruments entered into or modified after May 31, 2003, otherwise at the beginning of the first interim period beginning after June 15, 2003 and is to be applied prospectively. Nonpublic companies originally were not required to apply the provisions of SFAS150 to mandatorily redeemable financial instruments until the first fiscal period for which GAAP financial statements are prepared beginning after December 15, 2003.

3. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

3.19 **Recent pronouncements** *(continued)*

The provisions of SFAS150 that are not yet effective for AngloGold are not expected to have a material impact on AngloGold's earnings and financial position.

In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits an amendment of FASB Statements No. 87, 88, and 106" ("SFAS132") (revised 2003).
SFAS132 (revised 2003) revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, "Employers' Accounting for Pensions", No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This Statement retains the disclosure requirements contained in FASB Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", which it replaces. It requires additional disclosures to those in the original SFAS132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans.

The provisions of the original SFAS132 remain in effect until the provisions of SFAS132 (revised 2003) are adopted. Except as noted below, SFAS132 (revised 2003) is effective for financial statements with fiscal years ending after December 15, 2003. The interim-period disclosures required by this Statement are effective for interim periods beginning after December 15, 2003. Disclosure of information about foreign plans, estimated future benefit payments and certain information for nonpublic entities is effective for fiscal years ending after June 15, 2004. The disclosures for earlier annual periods presented for comparative purposes should be restated for (a) the percentages of each major category of plan assets held, (b) the accumulated benefit obligation, and (c) the assumptions used in the accounting for the plans. The disclosures for earlier interim periods presented for comparative purposes should be restated for the components of net benefit cost. As at December 31, 2003, AngloGold has adopted the disclosures as required by SFAS132 (revised 2003).

4. **COSTS AND EXPENSES**

Employment Severance Costs

During 2001, AngloGold sold Vaal Reefs No. 2 Shaft to African Rainbow Minerals & Exploration (Proprietary) Limited (ARM) (currently Harmony Gold Mining Company Limited), effectively cancelling the existing tributing agreement, which was in place between AngloGold and ARM up and until the sale. Refer to Note 24. Total employee severance costs amounted to $4 million for 2003 (2002: $3 million, 2001: $22 million) and were due to retrenchments in the South Africa region reflecting mainly closure of aging shafts at Matjhabeng and downsizing at Joel in 2001, rationalization of operations in 2002 and downsizing at Savuka in 2003.

Interest Expense

	2003	**2002**	**2001**
	$	**$**	**$**
Finance costs on bank loans and overdrafts	30	36	72
Finance costs on corporate bond[(1)]	11	-	-
Other	8	8	1
	49	44	73
Less : Amounts capitalized	-	-	1
	49	44	72

[(1)] *On August 21, 2003 AngloGold issued unsecured bonds in the aggregate principal amount of R2 billion ($300 million). Refer to Note 15.*

4. **COSTS AND EXPENSES** *(continued)*

Impairment of Assets

The impairment loss in respect of the cash generating units arose from the declining values of the remaining ore reserves and is based on negotiations to sell the assets or the estimated remaining cashflows computed at a discount. The impairment is made up as follows:

	2003 $	2002 $	2001 $
Australia			
Impairment of various exploration assets based on net realizable value	9	-	-
South America			
Impairment of equipment based on value in use	1	-	-
South Africa			
Impairment of Savuka based on the value in use and at the relevant discount rate	59	-	-
Decline in value of non-marketable equity investments	6	-	-
Other than temporary decline in the value of investments in affiliates	3	-	-
Free State assets based on the net selling price per the agreement with Harmony Gold Mining Company Limited and ARM effective from January 1, 2002	-	-	173
	78	-	173

Asset retirement obligations

The adoption of SFAS143 on January 1, 2003 resulted in an increase in Property, plant and equipment of $1 million, an increase in Provision for environmental rehabilitation of $4 million and a cumulative effect of adoption which decreased net income and stockholder's equity by $3 million. No increase in Deferred income and mining tax was recorded upon the adoption of SFAS143.

The following is a reconciliation of the total liabilities for asset retirement obligations:	(in US Dollars, millions)
Balance as at December 31, 2002	140
Impact of adoption of SFAS143	4
Additions to liabilities	12
Liabilities settled	(32) [1]
Accretion expense	2
Revisions	(14) [2]
Translation	22
Balance as at December 31, 2003	134

[1] *Includes $27 million relating to the disposal of Jerritt Canyon to Queenstake Resources USA Inc. effective June 30, 2003. Refer to Note 4 - (Profit)/loss on sale of assets.*

[2] *Represents changes in estimates and timing of cash flows.*

Upon adoption of SFAS143, the total amount of recognized liabilities for asset retirement obligations was $144 million. These liabilities mainly relate to obligations at the Group's active and inactive mines to perform reclamation and remediation activities in order to meet applicable existing environmental laws and regulations. Using the principles of SFAS143, current information, assumptions and interest rates, the comparative amount of these total liabilities would have been $135 million at December 31, 2001.

Certain amounts have been contributed to an irrevocable rehabilitation trust under AngloGold's control. The monies in the trust are invested primarily in interest bearing debt securities. As at December 31, 2003 and 2002 the monies held in this trust amounted to $53 million and $32 million, respectively. Besides these assets there were no other assets that were legally restricted for purposes of settling asset retirement obligations as at December 31, 2003.

4. **COSTS AND EXPENSES** *(continued)*

The results for the years ended December 31, 2002 and 2001 on an historical basis, do not reflect the provisions of SFAS143. Had AngloGold adopted SFAS143 on January 1, 2002, the historical net income/(loss) and basic and diluted net income/(loss) per common share before cumulative effect of accounting change, would have been changed to the adjusted amounts indicated below:

	Year ended December 31, 2002 (in US Dollars, millions, except for share data)			Year ended December 31, 2001 (in US Dollars, millions, except for share data)		
	Net income/ (loss) before cumulative effect of accounting change	**Pro forma Net income/ (loss) per basic common share (cents)**	**Pro forma Net income/ (loss) per diluted common share (cents)**	**Net income/ (loss) before cumulative effect of accounting change**	**Pro forma Net income/ (loss) per basic common share (cents)**	**Pro forma Net income/ (loss) per diluted common share (cents)**
As reported – historical basis	356	160	160	(163)	(76)	(76)
Less: Impact on earnings before tax	-	-	-	-	-	-
Income tax impact	-	-	-	-	-	-
Adjusted	356	160	160	(163)	(76)	(76)

Goodwill amortized

AngloGold adopted SFAS 142 “Accounting for Goodwill and Intangible assets” with effect from January 1, 2002. SFAS 142 requires goodwill to be reviewed for impairment rather than amortized and that intangible assets other than goodwill be amortized over their useful lives. In accordance with the provisions of SFAS142 AngloGold performed a transitional impairment test for each reporting unit and performed its annual impairment review during the fourth quarter of each year, commencing in the fourth quarter of 2002. AngloGold’s reporting units are generally consistent with the operating mines underlying the segments identified in Note 25 – Segment and Geographical Information. For the years ended December 31, 2003 and 2002 no amortization of goodwill expense is recorded in the consolidated income statement.

The results for the year ended December 31, 2001 on an historical basis, does not reflect the provision of SFAS 142. Had AngloGold adopted SFAS 142 on January 1, 2001, the historical net (loss)/income, basic and diluted net (loss)/income per common share would have been changed to the adjusted amounts indicated below:

	Year ended December 31, 2001 (in US Dollars, millions, except for share data)		
	Net (loss)/ income	**Net (loss)/ income per basic common share (cents)**	**Net (loss)/ income per diluted common share (cents)**
As reported – historical basis	(173)	(81)	(81)
Add: Goodwill amortization	27	13	13
Income tax impact [1]	-	-	-
Adjusted	(146)	(68)	(68)

[1] *Goodwill is non-deductible for tax purposes.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

4. **COSTS AND EXPENSES** *(continued)*

(Profit)/loss on sale of assets

	2003 $	2002 $	2001 $
Loss on sale of Amapari project in Northern Brazil[1]	3	-	-
Sale of Jerritt Canyon Joint Venture[2]	(10)	-	-
Profit on sale of Queenstake Resources USA Inc. shares[2]	(3)	-	-
Profit on sale of shares held in East African Gold Mines Limited[3]	(25)	-	-
Gain on disposal of available-for-sale financial assets – Randgold Resources Limited[4]	(17)	-	-
Profit on sale of helicopter at Vaal River operations	(3)	-	-
Loss on sale of Normandy shares[5]	-	11	-
	(55)	11	-

(1) The sale of the Amapari project in Northern Brazil was announced on May 23, 2003.

(2) Jerritt Canyon Joint Venture was disposed of effective June 30, 2003 and the shares acquired by AngloGold in Queenstake Resources USA Inc., as part of this transaction, were disposed of during November 2003.

(3) On July 8, 2003 AngloGold disposed of its investment of 8,348,600 shares held in East African Gold Mines Limited for a consideration for $25 million.

(4) In the second half of 2003, AngloGold disposed of 952,481 shares in Randgold Resources Limited, for a consideration of $23 million.

(5) As described in Note 2 – Acquisitions and disposals of businesses and assets, the Company disposed of its holding of 159,703,481 Normandy shares during January 2002, for a gross amount of $158 million. The carrying amount was $158 million and costs related to the transaction amounted to $11 million, resulting in a loss of $11 million. The Company exchanged $147 million of its own stock for Normandy shares.

Results of operations for Jerritt Canyon Joint Venture (assets disposed of):

	2003 $	2002 $	2001 $
Revenue	35[1]	78	91
Net (loss)/income before tax	(5)[1]	(5)	8

(1) The Jerritt Canyon Joint Venture was disposed of effective June 30, 2003. Refer to Note 4 – (Profit)/loss on sale of assets. Figures for 2003 are for the six months ended June 30, 2003.

Results of operations for the Free State (assets disposed of):

	2003 $	2002 $	2001 $
Revenue	-	-	341
Net loss before tax	-	-	(175)

The 2001 loss includes an impairment of $173 million. These assets were disposed of as per Note 24.

Results of operations for Elandsrand and Deelkraal (assets disposed of):

	2003 $	2002 $	2001 $
Revenue	-	-	9
Net loss before tax	-	-	(3)

These assets were disposed of as per Note 24.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

4. **COSTS AND EXPENSES** *(continued)*

Results of operations for Union Reefs Gold Mine (assets to be disposed of):

	2003 $	2002 $	2001 $
Revenue	27	36	35
Net income before tax	3	4	3

As at December 31, 2003 and 2002 the carrying amount of major assets and liabilities to be disposed of, included:

Inventories	1	3
Provision for environmental rehabilitation	(1)	(1)
Net assets	-	2

The Union Reefs Gold Mine is to be disposed of subsequent to December 31, 2003. Refer to Note 30.

Results of operations for the Western Tanami Project (assets to be disposed of):

	2003 $	2002 $	2001 $
Revenue	-	-	6
Net income before tax	5	-	-

As at December 31, 2003 and 2002 the carrying amount of major assets and liabilities to be disposed of, included:

Property, plant and equipment	8	10
Net assets	8	10

The Western Tanami Project was disposed of subsequent to December 31, 2003. Refer to Note 30.

5. **RELATED PARTY TRANSACTIONS**

As at December 31, 2003 Anglo American plc (AA plc) and its subsidiaries held an effective 54.45 percent (2002: 51.41 percent) interest in AngloGold. The group had the following transactions with related parties during the years ended December 31, 2003, 2002 and 2001:

	December 31, 2003		December 31, 2002		December 31, 2001
(in millions)	**Purchases from related party $**	**Amounts owed to related party $**	**Purchases from related party $**	**Amounts owed to related party $**	**Purchases from related party $**
Related party transactions with subsidiaries of AA plc					
Boart Longyear Limited – mining services	11	1	9	-	11
Mondi Limited – forestry	11	1	18 [1]	1	15
Scaw Metals – A division of Anglo Operations Limited – steel and engineering	12	1	11	1	13
Shaft Sinker (Proprietary) Limited - mining services [2]	-	-	-	-	12
Related party transactions with associates					
Rand Refinery Limited – gold refinery	2	-	2	-	3

[1] Includes $10 million as settlement by AngloGold of a claim in respect of an alleged breach of contract.

[2] No longer considered to be a related party of AngloGold, as no longer a subsidiary of AA plc.

	2003 $	2002 $	2001 $
6. **DEFERRED INCOME AND MINING TAX**			
Pretax income/(loss) from continuing operations was derived from the following jurisdictions:			
South Africa	198	241	(84)
East and West Africa	138	111	49
North America	1	-	2
South America	60	49	47
Australia	16	33	(6)
	413	434	8
Charge for income taxes attributable to continuing operations is as follows:			
Current:			
South Africa	43	110	145
East and West Africa	7	9	5
North America	-	-	-
South America	17	6	2
Australia	-	(1)	2
Total current	67	124	154
Deferred:			
South Africa	89	(65)	19
East and West Africa	(4)	(5)	(7)
North America[1]	-	-	-
South America[2]	(9)	(1)	(1)
Australia	3	9	(2)
Total deferred	79	(62)	9
Total income and mining tax expensed	146	62	163

(1) Net of valuation allowances of $8 million (2002: $2 million, 2001: negative $13 million).

(2) Includes a change in estimate resulting in a reversal of a valuation allowance of $16 million in 2003. This relates to mining operations in Argentina where deferred tax assets are now considered to be recoverable due to an improved gold price achieved and the stabilization of the local economy during 2003. Figures for 2002 and 2001 are net of valuation allowances of $12 million and $4 million, respectively.

Mining tax on mining income in South Africa is determined according to a formula which adjusts the tax rate in accordance with the ratio of profit to revenue from mining operations. This formula also allows an initial portion of mining income to be free of tax. Deferred tax is provided at the current mining cost formula rate of 46 percent (2002: 46 percent and 2001: 46 percent) for temporary differences relating to mining operations. Non-mining income is taxed at a standard rate.

The unutilized tax losses of the North American operations which are available for offset against future profits earned in the United States of America, amount to $209 million (2002: $182 million, 2001: $177 million).

The unutilized tax losses of the South American operations which are available for offset against future profits earned in these countries, amount to $67 million (2002: $86 million, 2001: $49 million).

Analysis of tax losses	2003 $
Assessed losses utilized during the year	-
Utilized tax losses remaining to be used against future profits can be split into the following periods:	
Utilization required within one year	-
Utilization required within one and two years	-
Utilization required within two and five years	-
Utilization in excess of five years	276
	276

	2003 Amount	%	2002 Amount	%	2001 Amount	%
6. **DEFERRED INCOME AND MINING TAX** *(continued)*						
Reconciliation between corporate income tax and statutory income tax is as follows:						
Corporate income tax at statutory rates	173	42	182	42	3	42
Formula variation in mining taxation rate for current period	(5)	(1)	(103)	(23)	(15)	(188)
Disallowable expenditure[1]	24	6	55	12	151	1,888
Non-taxable income	(32)	(8)	(23)	(5)	(25)	(313)
Effect of income tax rates of other countries	(22)	(5)	(71)	(16)	(25)	(313)
Sale of Free State assets	-	-	-	-	100	1,250
Other, net	8	1	22	4	(26)	(325)
Total income and mining tax expense	146	35	62	14	163	2,041

[1] Disallowable expenditure includes the impact of different tax rates applied to assets that are impaired.

	2003 $	2002 $
Deferred income and mining tax liabilities and assets on the balance sheet as of December 31, 2003 and 2002, relate to the following:		
Deferred tax liabilities:		
Depreciation, depletion and amortization	987	707
Product inventory not taxed	15	12
Derivatives	23	5
Other	12	5
Total	1,037	729
Deferred tax assets:		
Provisions, including rehabilitation accruals	(99)	(83)
Derivatives	(6)	(24)
Other comprehensive income deferred tax	(52)	(52)
Tax loss carry forwards	(86)	(84)
Total	(243)	(243)
Less: Valuation allowances	86	97
Total	(157)	(146)
Net deferred income and mining tax liabilities	880	583
Short-term portion classified as accounts payable and accrued liabilities	35	22
	845	561

The classification of deferred income and mining tax assets is based on the related asset or liability creating the deferred tax. Deferred taxes not related to a specific asset or liability are classified based on the estimated period of reversal. As at December 31, 2003, the company had no unredeemed capital expenditure, in South Africa, available for deduction against future taxable mining income. This future deduction is utilizable against taxable mining income generated only from the company's current mining operations and does not expire unless the company ceased to operate for a period of longer than one year.

	2003 $	2002 $	2001 $
7. EARNINGS/(LOSS) PER COMMON SHARE			
The following table sets forth the computation of basic and diluted earnings/(loss) per common share (in millions, except per share data):			
Numerator			
Income/(loss) before cumulative effect of accounting change	250	356	(163)
Cumulative effect of accounting change	(3)	-	(10)
Net income/(loss) – applicable to common stockholders	247	356	(173)
Denominator for basic earnings/(loss) per common share			
Weighted average number of common shares	222,836,574	221,883,567	214,278,892
Basic earnings/(loss) per common share (cents)			
Before cumulative effect of accounting change	112	160	(76)
Cumulative effect of accounting change	(1)	-	(5)
	111	160	(81)
Dilutive potential common shares			
Weighted average number of common shares	222,836,574	221,883,567	214,278,892
Dilutive potential of stock incentive options	881,001	1,016,359	436,914
Dilutive potential of debenture incentive options	-	-	- [1]
Denominator for diluted earnings/(loss) per common share			
Adjusted weighted average number of common shares and assumed conversions	223,717,575	222,899,926	214,715,806
Diluted earnings/(loss) per common share (cents)			
Before cumulative effect of accounting change	112	160	(76)
Cumulative effect of accounting change	(1)	-	(5)
	111	160	(81)

The calculation of diluted earnings/(loss) per common share for 2001 did not assume the effect of shares issuable upon the exercise of stock and debenture incentive options as their effects are anti-dilutive for this period.

[1] The Debenture incentive options were cancelled on June 30, 2001 in exchange for stock incentive options. Refer to Note 26.

8. INVENTORIES

	2003 $	2002 $
Gold in process	146	115
Gold on hand	14	3
Ore stockpiles	35	26
Uranium oxide and sulphuric acid	49	13
Supplies	66	59
	310	216
Less: Heap leach inventory [1]	(108)	(79)
	202	137

[1] Long-term and short-term portions relating to heap leach inventory classified separately as materials on the leach pad.

	2003 $	2002 $
9. PROPERTY, PLANT AND EQUIPMENT, NET		
Mine development	2,112	1,617
Deferred stripping	57	5
Mine infrastructure	1,400	1,138
Mineral rights	176	96
Land	15	15
	3,760	2,871
Accumulated depreciation, depletion, amortization and impairment	(1,205)	(856)
Net book value December 31	2,555	2,015

Mining assets with a net book value of $161 million (2002: $254 million) are encumbered by project finance. Refer to Note 15.

Deferred stripping

Stripping costs incurred during the production phase to remove additional waste ore are deferred and charged to operating costs on the basis of the average life of mine stripping ratio. Refer to Note 3.6.

Movements in the deferred stripping costs balance were as follows:

	2003	2002
Opening balance	5	(6)
Net amount deferred/(amortized)	43	11
Other movements	2	-
Translation	7	-
Closing balance	57	5

Production costs for the years ending December 31, 2003, 2002 and 2001 as disclosed in the consolidated statements of income, would have increased by $52 million, $11 million and $nil million, respectively, if stripping costs were expensed rather than capitalized in these periods.

The full amount of stripping costs incurred during the production phase will not be expensed until the end of the life of the respective mines.

Under the current assumptions used, the following is an indication when the cumulative deferred stripping balance is expected to be fully amortized.

	Open-pit operations Year
East and West African operations	
- Geita	2014
- Morila	2009
- Navachab	2011
- Sadiola	2009
- Yatela	2006
- Yatela (Alamoutala)	2004
North American operations	
- Cripple Creek & Victor	2012
South American operations	
- Cerro Vanguardia	2012
- Morro Velho	2007
Australian operations	
- Sunrise dam	2009

Total stripping costs net of amoritzation included in production costs in the consolidated statements of income for the periods ended December 31, 2003, 2002 and 2001 amounted to $109 million, $87 million and $94 million, respectively.

		2003 $	2002 $
10.	**ACQUIRED PROPERTIES, NET**		
	Acquired properties, at cost	2,366	1,927
	Accumulated amortization and impairment	(1,430)	(1,025)
	Net book value December 31	936	902
11.	**GOODWILL**		
	Goodwill arising on consolidation		
	At acquisition	495	414
	Accumulated amortization[1]	(85)	(69)
		410	345

[1] The movement in accumulated amortization reflects the strengthening of the South African rand and the Australian dollar relative to the US dollar.

		2003 $	2002 $
12.	**OTHER LONG-TERM ASSETS**		
	Investments in affiliates		
	Unlisted		
	Oro Group (Proprietary) Limited	5	6
	Rand Refinery Limited	-	13
	Carrying value of investments in affiliates (see below)	5	19
	Investment in marketable equity securities	-	13
	Investment in non-marketable equity securities	9	15
	Other non-current assets	100	55
	Investment in Environmental Rehabilitation Trust Fund	53	32
		167	134

Investments in affiliates

AngloGold holds a 26.6 percent (2002: 25.0 percent) interest in Oro Group (Proprietary) Limited which is involved in the manufacture and wholesale of jewellery. The year end of Oro Group (Proprietary) Limited is March. Results are included for the twelve months ended September 30, 2003.

AngloGold holds a 53.03 percent (2002: 53.03 percent) interest in Rand Refinery Limited which is involved in the refining of bullion and by-products which are sourced inter alia from South Africa and foreign gold producing mining companies.

The difference between the carrying value of the investments in affiliates and the underlying equity in net assets is as follows:

	2003 $	2002 $
Carrying value of investments in affiliates	5	19
Cost of affiliates	7	10
Undistributed earnings since acquisition	1	9
Other than temporary decline in the value of investments in affiliates	(3)	-
Investment in marketable equity securities	-	13[1]

[1] In the second half of 2003 AngloGold disposed of 952,481 shares in Randgold Resources Limited. Refer to Note 4 – (Profit)/loss on sale of assets.

	2003 $	2002 $
12. **OTHER LONG-TERM ASSETS** *(continued)*		

Investment in non-marketable equity securities
Investments in unlisted common stock comprise investments in various companies in South Africa for which a fair value is not readily determinable. The directors of the company perform independent valuations of the investments on an annual basis to ensure that no decline other than a temporary diminution in the value of the investment has occurred. For the year ended December 31, 2003 a decline of $6 million (2002: $nil million) was recorded and charged to income. Refer to Note 4 –Impairment of assets.

	2003 $	2002 $
Other non-current assets		
Unsecured		
Loans to joint venture partners[1]	12	13
Deferred purchase consideration in respect of sale of Jerritt Canyon[2]	3	-
Other	73	42
	88	55
Secured		
Deferred purchase consideration in respect of sale of the Amapari project[2]	8	-
Other	4	-
	100	55

[1] These loans have no fixed terms of repayment, are denominated in $ and accrue interest at LIBOR plus 2 percent per annum.
[2] See Note 2 – Acquisition and disposals of businesses and assets.

Joint Ventures
Joint ventures for which the income statements and balance sheets have been proportionately consolidated are as follows :

	2003 percentage held	2002 percentage held
Sadiola	38.00	38.00
Geita	50.00	50.00
Morila	40.00	40.00
Yatela	40.00	40.00
Nufcor International Limited	50.00	50.00

Summarized financial statements of the joint ventures which have been proportionately consolidated are as follows (Cerro Vanguardia[1] – income for the six months ended June 30, 2002 included) (100 percent shown):

	2003	2002
Statements of income for the period		
Gross revenue	734	742
Operating income	231	262
Interest and other income, net	(14)	(22)
Income before taxes	217	240
Taxes	16	11
Net income	201	229
Balance sheets at December 31		
Mining assets	1,112	1,147
Current assets	448	332
	1,560	1,479
Long-term liabilities	(136)	(95)
Loans from shareholders	(130)	(196)
Current liabilities	(403)	(236)
Net assets	891	952

[1] During July 2002 AngloGold acquired an additional 46.25 percent interest in the Cerro Vanguardia mine in Argentina doubling its interest in this operation to 92.50 percent.

		2003 $	2002 $
13.	**ACCOUNTS PAYABLE AND ACCRUED LIABILITIES**		
	Trade accounts payable	101	81
	Deferred income and mining tax. Refer to Note 6.	35	22
	Related parties	3	2
	Payroll and related benefits	62	46
	Accrual for power	13	6
	Other (including accrued liabilities)	171	125
		385	282
14.	**SHORT-TERM DEBT**		
	Current maturities of long-term debt. Refer to Note 15.	351	84
15.	**LONG-TERM DEBT**		
	Unsecured		
	Syndicated loan facility ($600 million)	469	470
	Interest charged at LIBOR plus 0.7% per annum. Loan is repayable in February 2005 and is US dollar-based.		
	Corporate Bond[1]	308	-
	Fixed semi-annual coupon of 10.50% per annum. The bond is repayable on August 28, 2008 and is ZAR-based.		
	Syndicated loan facility ($400 million)	233	264
	Interest charged at LIBOR plus 0.75% per annum. Loan is repayable in May 2004 and is US dollar-based.		
	RMB International (Dublin) Limited	40	2
	Interest charged at LIBOR plus 0.82% per annum. Loan is of a short-term nature, and has no fixed repayment date and is US dollar-based.		
	Banco Europeu para a América Latina-Brussels	10	10
	Interest charged at LIBOR plus 1.75% per annum. Loan is repayable in monthly installments commencing March 2004 and terminating in September 2004 and is US dollar-based.		
	Australia and New Zealand Banking Group Limited	7	9
	Interest charged at Bank Bill Swop Reference Rate plus 0.35% per annum. Loan is repayable by September 2004 and is Australian dollar-based.		
	Government of Mali	2	2
	Interest charged at LIBOR plus 2% per annum. There are no fixed repayment terms and the loan is US dollar-based.		
	Santander Bank	-	8
	Itau Bank	-	6
	HSBC Bamerindus	-	5
	Total unsecured borrowings	1,069	776

	2003 $	2002 $
15. **LONG-TERM DEBT** *(continued)*		
Secured		
Geita Syndicated Project finance Interest charged at LIBOR plus 1.7% per annum. Loan is repayable half-yearly until 2007 and is US dollar-based. The loan is secured by a pledge over the shares in the project company.	33	51
Cerro Vanguardia Syndicated Project finance Interest charged at LIBOR plus 1.75% per annum. Loan is repayable in half-yearly installments terminating in December 2004 and is US dollar-based. The loan is secured by a fixed and floating charge over the project assets (Refer to Note 9), the major project contracts and a pledge over the shares in the project company.	24	54
Morila Syndicated Project finance Interest charged at LIBOR plus 2% per annum. Loan is repayable in half-yearly installments terminating in December 2004 and is US dollar-based. The loan is secured by a fixed and floating charge over the project assets (Refer to Note 9), the hedging contracts and a pledge over the shares in the project company.	7	15
Senstar Capital Corporation Interest charged at an average rate of 6.89% per annum. Loans are repayable in monthly installments terminating in November 2009 and are US dollar-based. The equipment financed is used as security for these loans.	15	18
Rolls Royce Interest is index linked to the United Kingdom Consumer Price Index (CPI). Loan is repayable in monthly installments terminating in December 2010 and is US dollar-based. The equipment financed is used as security for this loan.	7	8
Investec Interest charged at 6.5% per annum. Loan is repayable in half-yearly installments terminating in June 2006 and is US dollar-based. The loan is guaranteed by AngloGold.	2	3
Kudu Finance Company Interest charged at LIBOR plus 2% per annum. Loan is repayable in monthly installments terminating in December 2010 and is US dollar-based. The equipment financed is used as security for this loan.	1	1
Total long-term debt	1,158	926
Current maturities included in short-term debt. Refer to Note 14.	351	84
	807	842
Scheduled minimum long-term debt repayments are:		
2004	351	
2005	482	
2006	15	
2007	5	
2008	300	
2009 onwards	5	
	1,158	
The currencies in which the borrowings are denominated are as follows:		
Australian dollars	7	9
South African rands	308	-
United States dollars	843	917
	1,158	926
Undrawn borrowing facilities as at December 31, 2003 are as follows:		
Syndicated loan ($400 million) – US dollar	168	138
Syndicated loan ($600 million) – US dollar	135	135
Australia and New Zealand Banking Group Limited – Australian dollar	30	20
	333	293

On February 7, 2002, the group entered into a new three year $600m unsecured syndicated borrowing facility, at a margin of 0.7% over LIBOR, that was used in part to refinance near-term maturing debt. The loan is repayable in February 2005. The amount drawn under this facility was $469 million as at December 31, 2003.

		2003 $	2002 $
15.	**LONG-TERM DEBT** *(continued)*		

On October 14, 2002, a new loan facility of A$50 million was arranged with the Australia and New Zealand Banking Group Limited, at 0.35% over the Bank Bill Swop Reference Rate. During 2003 the facility, originally repayable by September 2003, was extended to September 2004. The amount drawn under this facility was $7 million as at December 31, 2003.

	2003 $	2002 $
[(1)] Corporate Bond		
Senior unsecured fixed rate bond	300	-
Less: Unamortized discount and bond issue costs	3	-
	297	-
Add: Accrued interest	11	-
	308	-

On August 21, 2003, AngloGold issued unsecured bonds in the aggregate principle amount of R2 billion ($300 million) at a fixed semi-annual coupon of 10.50 percent per annum. The bond is repayable on August 28, 2008, subject to early redemption at AngloGold's option and is listed on the Bond Exchange of South Africa. The net proceeds of the bond are for general corporate purposes.

16. PROVISION FOR ENVIRONMENTAL REHABILITATION

	2003 $	2002 $
Accrued environmental rehabilitation costs	134	140

Long-term environmental obligations comprising decommissioning and restoration are based on the group's environmental management plans, in compliance with the current environmental and regulatory requirements.

Decommissioning costs
The provision for decommissioning represents the cost that will arise from rectifying damage caused from establishing mining operations.

Decommissioning costs, representing obligations associated with the retirement of long-lived assets that result from the acquisition, construction or normal operations of long-lived assets, are accounted for in accordance with the provisions of SFAS143. The effect of adoption of SFAS143 in respect of decommissioning is described in Note 4 – Asset retirement obligations.

Restoration costs
The provision for restoration represents the closure cost for restoration of site damage. Rehabilitation of site damage only commences at the closure stage of the mine. Site damage are not costs associated with the construction or normal operations of long-lived assets and do not create probable future economic benefits.

At each reporting balance sheet date, gross restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

While the ultimate amount of rehabilitation cost to be incurred in the future is uncertain, AngloGold has estimated that the total cost for mine rehabilitation and closure, in current monetary terms, will be $249 million. Certain amounts have been contributed to an irrevocable rehabilitation trust under AngloGold's control. The monies in the trust are invested primarily in interest bearing debt securities. AngloGold North America has posted reclamation bonds with various federal and governmental agencies to cover environmental obligations. Refer to Note 19.

AngloGold intends to finance the ultimate rehabilitation costs from the monies invested with the rehabilitation trust fund as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure.

		2003 $	2002 $
17.	**OTHER ACCRUED LIABILITIES**		
	Other accrued liabilities[1]	12	12
	[1] Including civil claims arising from former employees for medical costs, other civil claims and retirement benefit provisions. Refer to Note 23.		
18.	**PROVISION FOR POST-RETIREMENT MEDICAL BENEFITS**		
	Accrued liability at December 31	130	127
	The provision for post-retirement medical funding represents the provision for health care benefits for employees, retired employees and their dependants. The post-retirement medical liability is assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit actuarial valuation method. The above accrued liability includes the North America Retiree Medical Plan. AngloGold has not incurred material expenses related to the plan during 2003. Refer to Note 23. South American and Australian governments provide post-retirement health care benefits. The costs of post-retirement benefits are made up of those obligations which the group has towards current and retired employees.		
19.	**COMMITMENTS AND CONTINGENCIES**		
	Capital expenditure commitments		
	Contracts for capital expenditure	98	107
	Authorized by the directors but not yet contracted for	627	377
		725	484
	Allocated for:		
	Expansion of operations		
	- within one year	389	166
	- thereafter	83	176
		472	342
	Maintenance of operations		
	- within one year	243	133
	- thereafter	10	9
		253	142
	The group has given collateral to certain bankers for satisfactory contract performance in relation to exploration and development tenements and mining operations in Australia amounting to:	12	17
	AngloGold has signed as surety in favor of the bankers on the Yatela loan for: This loan is included in Long-term debt in the Company's consolidated balance sheet.	6	8
	Pursuant to US environmental regulations, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these regulations. AngloGold North America has posted reclamation bonds with various federal and governmental agencies to cover potential environmental obligations in amounts aggregating approximately:	45	59

AngloGold has provided a guarantee for these obligations which would be payable in the event of AngloGold North America not being able to meet their environmental obligations. As at December 31, 2003 the carrying value of these environmental obligations relating to AngloGold North America amounted to $22 million and are included in the Provision for environmental rehabilitation. Refer to Note 16. The environmental obligations will expire upon completion of such rehabilitation. There are no recourse provisions that would enable AngloGold to recover from third parties any of the amounts paid under the guarantee.

		2003 $	2002 $
19.	**COMMITMENTS AND CONTINGENCIES** (*continued)*		
	Pursuant to the assignment of equipment leases to Queenstake Resources USA Inc., as a result of the sale of Jerritt Canyon effective June 30, 2003, AngloGold North America has become secondarily liable in the event of a default by Queenstake Resources USA Inc. in performance of any of the lessee's obligations arising under the Lease. These agreements have an approximate term of 3 years and the maximum potential amount of future payments amounted to:	1	-
	AngloGold has provided a letter of credit in favour of the Geita project finance lenders for:	19	19
	The letter of credit may be called if Geita Gold Mining Limited fails to perform under their project finance agreement and has a potential maximum tenor in accordance with this agreement. See Note 15 – Long-term debt – Geita Project Finance. In this event, Geita Gold Mining Limited would be liable to AngloGold.		
	AngloGold North America has a potential liability in respect of preference claims from a third party amounting to:	2	-
	The potential liability is in respect of gold shipments returned by the third party to AngloGold North America, which the bankruptcy trustee is claiming should not have been returned and final shipments that should not have been paid as the third party had filed for protection under Chapter 11 of the U.S. Bankruptcy Code.		
	AngloGold Offshore Investments Limited increased its existing guarantee of the Nufcor International Limited loan facility:	40	25
	During September 2003, AngloGold Offshore Investments Limited a wholly-owned subsidiary of AngloGold increased its existing guarantee of 50 percent of the Nufcor International Limited loan facility with RMB International (Dublin) Limited from $25 million to $40 million. AngloGold has a 50 percent interest in its subsidiary Nufcor International Limited. This loan is included in Long-term debt in the Company's consolidated balance sheet.		
	Tax claims in Mali including interest and penalties of:	6	-
	Discussions are underway with the Mali Government as to the validity of tax claims including interest and penalties. The claims have arisen due to new legislation that is in conflict with AngloGold's prior mining convention stability agreements and different interpretations of the legislation. The final outcome of these claims cannot be determined at present.		
	Various equipment tax claim guarantees in South America amounting to:	3	7

Contingent assets

Future royalty payments are anticipated from Queenstake Resources USA Inc. in terms of the sale agreement of the Jerritt Canyon Joint Venture, which cannot be estimated at present as these payments are dependent on future production. See Note 2 – Acquisition and disposal of businesses and assets.

Vulnerability from concentrations

The majority of AngloGold's 55,439 employees (2002: 54,042, 2001: 70,380) are subject to collective bargaining agreements. These agreements are established in negotiations between the Chamber of Mines, the body which represents the gold mining industry in South Africa, and representative groups of labor. The agreements have a two-year validity period. The most recent settlement negotiation was completed in July 2003, when the parties reached an agreement covering the period from July 1, 2003 to June 30, 2005.

20. STOCKHOLDERS' EQUITY

The authorized common stock of AngloGold was increased in 1998 to 400,000,000 shares of common stock of 25 ZAR cents each principally to meet its obligations regarding the proposed merger of AAC gold interests through AngloGold. No changes to the authorized shares of common stock of AngloGold were made in 2003.

During 2003, 514,320 shares of common stock in AngloGold were issued as follows:

- 508,020 shares of common stock were issued as part of the share incentive scheme and 6,300 shares of common stock were issued in terms of the Acacia Employee Option Plan for a consideration of $8 million.

During 2002, 7,353,906 shares of common stock in AngloGold were issued as follows:

- 478,720 shares of common stock were issued as part of the share incentive scheme and 66,598 shares of common stock were issued in terms of the Acacia Employee Option Plan for a consideration of $7 million.
- 278,196 shares of common stock in AngloGold were issued as part of the odd-lot offer by AngloGold (Refer to Note 29) for a consideration of $7 million.
- 6,530,392 shares of common stock in AngloGold were issued to facilitate the share swap and top-up facility for the bid for the acquisition of Normandy Mining Limited which closed in 2002, amounting to $138 million.

During 2001, 1,225,942 shares of common stock in AngloGold were issued as follows:

- 718,000 shares of common stock were issued as part of the share incentive scheme and 25,102 shares of common stock were issued in terms of the Acacia Employee Option Plan for a consideration of $10 million.
- 482,840 shares of common stock in AngloGold were issued to facilitate the share swap and top-up facility for the bid for the acquisition of Normandy Mining Limited, amounting to $9 million.

The unissued common stock of 170,727,409 of 25 ZAR cents each is under the control of the directors until the forthcoming annual general meeting. In terms of a specific authority granted at the general meeting of stockholders held on March 29, 1993, the directors are authorized to issue the 4,221,104 unissued B redeemable preferred stock of 1 ZAR cent each to Eastvaal Gold Holdings Limited.

21. GOLD PRICE AND CURRENCY RISK MANAGEMENT ACTIVITIES

The group does not acquire, hold or issue derivatives for economic trading purposes. A number of products, including derivatives are used to manage gold price and foreign exchange risks, that arise out of the group's core business activities. Forward sales contracts and call and put options are used by the company to manage its exposure to gold price and currency fluctuations. The board of directors sets limits for the volume of production to be hedged, the nature of instruments utilized and the maximum tenor of hedging structures.

SFAS133 requires that derivatives be accounted for as follows:

- Commodity based ("normal purchase or normal sale") contracts that meet the requirements of SFAS 138 are recognized in earnings when they are settled by physical delivery.
- Where the conditions in SFAS133 for special hedge accounting are met, the derivative is recognized on the balance sheet as either a derivative asset or derivative liability, and recorded at fair value. The group enters into cash flow hedges whereby the effective portion of fair value gains or losses are recognized in equity (other comprehensive income) until the underlying transaction occurs, then the gains or losses are recognized in earnings. The ineffective portion of changes in fair value is reported in earnings as gains or losses on derivatives in the period in which they occur. Of the contracts accounted for as cash flow hedges, contracts with a carrying value, net of tax, of $97 million at December 31, 2003 are expected to be removed from other comprehensive income and included in income during 2004.
- All other derivatives are measured at their estimated fair value, with the changes in estimated fair value at each reporting date being reported in earnings as gains or losses on derivatives in the period in which they occur.

Gain on non-hedge derivatives of $119 million (2002: $73 million) (2001: $5 million loss) was included in the current year income statement.

Gold hedging instruments are denominated in South African rands, US dollars and Australian dollars. The hedging instruments utilized are forward sales contracts, purchased and sold put options and purchased and sold call options. The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continuously reviewed in the light of changes in operational forecasts, market conditions and the group's hedging policy. The group's reserve and financial strength has allowed it to arrange unmargined credit lines of up to ten years with counterparties.

21. **GOLD PRICE AND CURRENCY RISK MANAGEMENT ACTIVITIES** *(continued)*

Forward sales contracts establish the price of future gold sales at a specified price. A number of these contracts are intended by AngloGold for delivery against production in a future period. The notional volume of outstanding forward sales type contracts at the end of 2003 was 180,693kg (2002: 235,111kg).

A put option gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date. A call option gives the call buyer the right, but not the obligation, to buy gold from the call seller at a predetermined price on a predetermined date. The group's risk as outlined above in purchasing compound options is limited to the premium paid. Net cash receipts received under the option hedging strategies for the year were $33 million (2002: $35 million).

The following table indicates the group's gold hedge position at a weighted average settlement price as at December 31, 2003:

The total net delta tonnage of the hedge on this date was 8.59 million ounces or 267.1 tonnes.

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $663.7 million (negative R4.4 billion) as at December 31, 2003 (as at December 31, 2002: negative $446.6 million – negative R3.81 billion). These values were based on a gold price of $415.75 per ounce, exchange rates of R/$6.6376 and A$/$0.7525 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are in no way predictive of the future value of the hedge position nor of future impact on the revenue of the company. The mark-to-market represents the current profit/loss value of the hedge book at market prices and rates available at that time.

	Year	2004	2005	2006	2007	2008	2009-2013	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)	18,374	26,576	19,862	18,974	15,801	10,078	109,665
	$ per oz	$315	$324	$333	$337	$352	$360	$334
Put options purchased	Amount (kg)	5,772	2,624	4,918	728			14,042
	$ per oz	$382	$363	$363	$292			$367
	*Delta (kg)	1,703	637	1,102	49			3,491
Put options sold	Amount (kg)	13,997	2,799	4,354				21,150
	$ per oz	$362	$345	$339				$355
	*Delta (kg)	2,800	441	681				3,922
Call options purchased	Amount (kg)	7,112						7,112
	$ per oz	$330						$330
	*Delta (kg)	6,990						6,990
Call options sold	Amount (kg)	14,413	18,227	16,547	14,308	14,183	40,061	117,739
	$ per oz	$376	$338	$346	$336	$347	$369	$355
	*Delta (kg)	10,973	15,419	13,564	12,201	11,911	33,244	97,312
RAND GOLD								
Forward contracts	Amount (kg)	6,249	8,145	4,500	2,830	2,799	933	25,456
	Rand per kg	R73,930	R119,409	R96,436	R118,197	R120,662	R116,335	R104,074
Put options purchased	Amount (kg)	933	2,808	2,808				6,549
	Rand per kg	R99,346	R95,511	R95,511				R96,057
	*Delta (kg)	614	964	721				2,299
Put options sold	Amount (kg)	2,333	1,400	1,400				5,133
	Rand per kg	R89,250	R88,414	R88,414				R88,794
	*Delta (kg)	1,061	364	280				1,705
Call options purchased	Amount (kg)							
	Rand per kg							
	*Delta (kg)							
Call options sold	Amount (kg)	4,679	5,620	5,621	1,493	2,986	8,958	29,357
	Rand per kg	R118,661	R130,321	R131,389	R173,119	R187,586	R216,522	R162,971
	*Delta (kg)	384	1,694	2,188	294	615	2,396	7,571

21. **GOLD PRICE AND CURRENCY RISK MANAGEMENT ACTIVITIES** *(continued)*

	Year	2004	2005	2006	2007	2008	2009-2013	Total
AUD DOLLAR GOLD								
Forward contracts [(1)]	Amount (kg)	8,279	6,221	9,331	8,398	3,110	10,233	45,572
	A$ per oz	A$533	A$680	A$661	A$633	A$647	A$651	A$632
Put options purchased	Amount (kg)							
	A$ per oz							
	*Delta (kg)							
Put options sold	Amount (kg)							
	A$ per oz							
	*Delta (kg)							
Call options purchased	Amount (kg)		3,110	6,221	3,732	3,110	8,087	24,260
	A$ per oz		A$724	A$673	A$668	A$680	A$710	A$692
	*Delta (kg)		714	2,985	2,013	1,843	4,996	12,551
Call options sold	Amount (kg)	933						933
	A$ per oz	A$506						A$506
	*Delta (kg)	933						933
Total net gold:	Delta (kg)	36,658	58,137	47,322	40,733	32,393	51,888	267,131
	Delta (oz)	1,178,572	1,869,146	1,521,446	1,309,585	1,041,466	1,668,226	8,588,441
Hedge delta as a percentage of current production levels (%)		23%	36%	28%	23%	18%	6%	15%

* The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at December 31, 2003.

	Year	2004	2005	2006	2007	2008	2009-2013
Gold borrowing cost associated with forward contracts [(1)]	Amount (oz)	175,000	200,000	300,000	270,000	100,000	350,000
	Interest rate %	0.1%	0.5%	0.8%	1.0%	1.2%	1.4%
Gold lease rate swaps [(2)]	Amount (oz)	923,301	638,363	702,507	758,678	441,000	299,000
	Interest rate %	1.5%	1.4%	1.5%	1.8%	1.8%	2.0%

(1) The Australian dollar denominated gold forward contract prices are shown on a net basis where the final price of the contract is determined by the cost of borrowing gold over the full duration of the contract. The net prices shown in the table above have been adjusted to take account of the total expected future cost of all accumulated costs incurred to date and the expected future borrowing cost based on ruling market prices at the financial statement date. The amount shown under "Gold borrowing cost associated with forward contracts" in the table above is the face value of the borrowing amount and the period in which it matures. The interest rates shown are the future market rates prevailing at the time of the financial statement.

(2) The gold lease rate swaps are contracts where the company receives a fixed percentage of the outstanding amount in gold and pays a floating market determined percentage in gold, quarterly in arrears. The amount shown in the table above is the number of ounces outstanding at the beginning of each period. The interest rate shown is the weighted average fixed rate that the company will receive for that period.

As at December 31, 2003 none of the hedging positions reported in the above table were governed by "right-to-break" clauses.

Disclosure of the fair value of financial instruments is as follows:

Foreign exchange price risk protection agreements

The group periodically enters into forward exchange and currency option contracts to hedge certain recorded transactions, firm commitments and other anticipated transactions denominated in foreign currencies. The objective of the group's foreign hedging activities is to protect the group from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.

21. GOLD PRICE AND CURRENCY RISK MANAGEMENT ACTIVITIES *(continued)*

The following table indicates the group's currency hedge position at December 31, 2003:

	Year	2004	2005	2006	2007	2008	2009-2013	Total
RAND DOLLAR (000)								
Forward contracts	Amount ($)							
	Rand per $							
Put options purchased	Amount ($)	35,000						35,000
	Rand per $	R7.20						R7.20
	*Delta ($)	27,689						27,689
Put options sold	Amount ($)	35,000						35,000
	Rand per $	R6.74						R6.74
	*Delta ($)	17,417						17,417
Call options purchased	Amount ($)							
	Rand per $							
	*Delta ($)							
Call options sold	Amount ($)	50,000						50,000
	Rand per $	R7.21						R7.21
	*Delta ($)	14,318						14,318
AUD DOLLAR (000)								
Forward contracts	Amount ($)	29,275	29,267					58,542
	$ per A$	$0.59	$0.55					$0.57
Put options purchased	Amount ($)	10,000						10,000
	$ per A$	$0.63						$0.63
	*Delta ($)	9,269						9,269
Put options sold	Amount ($)	10,000						10,000
	$ per A$	$0.68						$0.68
	*Delta ($)	7,491						7,491
Call options purchased	Amount ($)							
	$ per A$							
	*Delta ($)							
Call options sold	Amount ($)	20,000						20,000
	$ per A$	$0.60						$0.60
	*Delta ($)	582						582

* The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at December 31, 2003.

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risk.

In the ordinary course of business, AngloGold receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market related returns while minimizing risks. AngloGold is able to actively source financing at competitive rates. AngloGold has sufficient undrawn borrowing facilities available to fund working capital requirements.

Investment maturity profile

Maturity date	Currency	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %
Less than one year	$	23	0.9	120	0.9
	ZAR	884	7.9	1,206	7.5
	A$			4	2.8
	EUR			4	1.0
	FCFA			1,375	3.0
	REAIS			98	16.3
	PESOS			3	6.0
Greater than one year	$			20	1.9
	ZAR			396	7.9

21. **GOLD PRICE AND CURRENCY RISK MANAGEMENT ACTIVITIES** *(continued)*

Borrowings maturity profile

	Within one year		Between one and two years		Between two and five years		After five years	
Currency	Borrowings Amount (million)	Effective rate %	Borrowings Amount (million)	Effective rate %	Borrowings Amount (million)	Effective rate %	Borrowings Amount (million)	Effective rate %
$	333	1.9	482	2.0	23	4.2	5	4.9
A$	10	5.9						
ZAR	72[(1)]	-			1,980	10.5		

Interest rate risk

	Fixed for less than one year		Fixed for between one and three years		Fixed for greater than three years		
Currency	Borrowings Amount (million)	Effective rate %	Borrowings Amount (million)	Effective rate %	Borrowings Amount (million)	Effective rate %	Total borrowings amount (million)
$	819	2.0	2	6.5	22	5.3	843
A$	10	5.9					10
ZAR	72[(1)]	-			1,980	10.5	2,052

(1) Represents interest accrual on the Corporate Bond as at December 31, 2003.

Interest rate swaps

AngloGold has interest rate swap agreements to convert $150 million (R1,000 million) of its $300 million (R2,000 million) fixed rate bond to variable rate debt. The interest rate swap runs over the term of the bond and receives interest at a fixed rate of 10.5 percent and pays floating JIBAR (reset quarterly) plus a spread of 0.195 percent.

This transaction matures in August 2008. The swap is subsequently re-measured at fair value, but is not designated as a fair value hedge. The mark-to-market of the transaction was a positive $5 million (R32 million) as at December 31, 2003.

Credit risk

Realization of all these contracts is dependent upon the counterparties performing in accordance with the terms of the contracts. AngloGold generally does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties. AngloGold spreads its business over a number of predominantly international, creditworthy counterparties and believes that no concentration of credit risk exists. Limits for each counterpart are based on the assessed credit quality of each counterpart. The AngloGold Treasury Committee make recommendation for board approval of all counterparts and the limits to be applied against each counterpart.

The table below provides a summary of the number type and credit quality of AngloGold's hedge counterparts.

Number of Counterparts	Type	Credit Rating (Fitch)
2	International Bank	AAA
15	International Bank	AA
6	International Bank	A
1	International Bank	BBB
4	South African Bank	AA(zaf) (International BBB-)
1	South African Bank	A+(zaf) (International BBB)
1	Brazilian Bank	AA(bra)
1	Trade Finance House	Not rated

AngloGold does not anticipate non-performance by any counterparts.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the company's financial instruments, as measured at December 31, 2003 and 2002, are as follows:

21. **GOLD PRICE AND CURRENCY RISK MANAGEMENT ACTIVITIES** *(continued)*

	December 31, 2003		December 31, 2002	
	Carrying amount $	Fair value $	Carrying amount $	Fair value $
Cash and cash equivalents	505	505	413	413
Receivables	225	225	255	255
Short-term debt	351	351	84	84
Long-term debt	807	807	842	842
Accounts payable and accrued liabilities	385	385	282	282
Derivatives	(299)	(659)	(241)	(447)
Forward sales type agreements	(233)	(332)	(153)	(196)
Option contracts	(84)	(319)	(73)	(236)
Foreign exchange contracts	3	3	(17)	(17)
Foreign exchange option contracts	2	2	-	-
Interest rate swaps – Gold	8	(18)	2	2
Sub total – Hedge derivatives	(304)	(664)	(241)	(447)
Interest rate swaps – Non-gold	5	5	-	-

Derivatives maturity profile

		2003	
	Total $	Assets $	Liabilities $
Total	(299)	471	(770)
Less: Amounts to mature within twelve months of balance sheet date	64	(377)	441
Amounts to mature thereafter	(235)	94	(329)

		2002	
	Total $	Assets $	Liabilities $
Total	(241)	297	(538)
Less: Amounts to mature within twelve months of balance sheet date	69	(233)	302
Amounts to mature thereafter	(172)	64	(236)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Receivables, cash and cash equivalents and other current liabilities
The carrying amounts approximate fair value because of the short-term duration of these instruments.

Long-term debt
The fair value of listed fixed rate debt is shown at its market value. The remainder of debt re-prices on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

Derivatives
The fair value of volatility-based instruments are estimated based on market prices, volatilities and interest rates, while the fair value of forward sales and purchases are estimated based on the quoted market price for the contracts at December 31, 2003 and 2002. The amounts include those contracts accounted for as normal purchases and sales.

	2003 $	2002 $
22. ADDITIONAL CASH FLOW INFORMATION		
Non-cash items		
Reported as non-cash items in the statements of consolidated cash flows are the following:		
Amortization:		
Mining assets	200	212
Acquired properties	121	121
	321	333
Impairment:		
Mining assets	44	-
Acquired properties	25	-
Non-marketable equity investments and investment in affiliates	9	-
	78	-
Interest paid during the year	49	44
Taxation paid during the year	102	131

23. EMPLOYEE BENEFIT PLANS

The group has made provision for pension and provident schemes covering substantially all employees.

South Africa region

Eligible employees are members of either AngloGold's defined benefit fund or one of the industry-based defined contribution funds. There is one defined benefit scheme and three defined contribution schemes. The assets of these schemes are held in administered trust funds separated from the group's assets. Scheme assets primarily consist of listed shares, fixed income securities and foreign assets.

Defined Benefit Fund

A statutory valuation of the defined benefit pension fund was performed as at December 31, 2002, which showed that the fund was in deficit. This will require a review of the company's rate of contribution to the fund, with the aim of restoring the fund to a sound financial position over a period of time. In arriving at their conclusions, the actuaries took into account reasonable long-term estimates of inflation, increases in wages, salaries and pension as well as returns on investments. Calculations for the Pension Fund's financial position are carried out in years when a statutory valuation is not performed.

Information with respect to the Defined Benefit Fund, which includes benefits for AngloGold employees, for the year ended December 31, is set forth in the table below:

	Pension benefits		
	2003 $	2002 $	2001 $
Change in benefit obligation			
Benefit obligation at January 1,	100	69	88
Service cost	4	3	4
Interest cost	13	8	10
Plan participants' contributions	2	1	2
Acquisition	-	-	13
Plan amendment	22	-	-
Actuarial (gain)/loss	-	(1)	2
Benefits paid	(10)	(10)	(11)
Translation	31	30	(39)
Benefit obligation at December 31,	162	100	69

23. **EMPLOYEE BENEFIT PLANS** *(continued)*

	Pension benefits		
	2003	**2002**	**2001**
	$	**$**	**$**
Change in plan assets			
Fair value of plan assets at January 1,	93	70	91
Actual return on plan assets	16	1	11
Acquisition	-	-	13
Company contributions	8	3	4
Plan participants' contributions	2	1	2
Benefits paid	(10)	(10)	(11)
Translation	28	28	(40)
Fair value of plan assets at December 31,	137	93	70
Funded status at end of year	(25)	(7)	1
Unrecognized net actuarial loss/(gain)	25	7	(1)
Unrecognized prior service cost benefit	-	-	-
Net amount recognised	-	-	-
Pension projected and accumulated benefit obligation			
Projected benefit obligation	162		
Accumulated benefit obligation	126		
Fair value of plan assets	137		
Components of net periodic benefit cost			
Service cost	4	3	4
Interest cost	13	8	10
Expected return on assets	(12)	(8)	(11)
Amortisation of prior service cost	2	-	-
Amortisation of net (gain)/loss	-	-	2
Net periodic benefit cost	7	3	5
Assumptions			
Weighted-average assumptions used to determine benefit obligations at December 31,			
Discount rate	8.5%	11.5%	10.5%
Rate of compensation increase	5.0%	7.75%	7.5%
Weighted-average assumptions used to determine the net periodic benefit cost for the years ended December 31,			
Discount rate	8.5%	11.5%	10.5%
Expected long-term return on plan assets	8.5%	11.5%	10.5%
Rate of compensation increase	5.0%	7.75%	7.5%
Pension increase	3.6%	6.1%	6.5%

The expected long-term return on plan assets is determined using the after tax return of RSA Government long bond yields as a guide.

Plan assets

AngloGold's pension plan weighted-average asset allocations at December 31, 2003 and 2002, by asset category are as follows:

Asset Category	2003	2002
Equity securities	68%	68%
Debt securities	25%	22%
Real estate	-	3%
Other	7%	7%
	100%	100%

23. **EMPLOYEE BENEFIT PLANS** *(continued)*

Investment Policy

The general policy of the fund is to select investments with the aim of achieving an optimal return taking into account associated risks. The Board of Trustees are in the process of reviewing this policy and will formulate an updated investment strategy during 2004.

The fund is administered by Old Mutual Employee Benefits. The Board of Trustees review the investments tabled at a meeting of Board of Trustees. The allocation of the funds available for investment up to November 2003 has been made to Coronation Asset Management and funds withdrawn were made from Investec Asset Management.
From December 2003 the monthly net cash flow is invested in or disinvested from Old Mutual Asset Managers, Coronation Asset Managers and Investec Asset Managers in the ratio of 50:25:25.

	2003			2002	
	No. of Shares	**Percentage of total assets**	**Fair Value $**	**Percentage of total assets**	**Fair Value $**
Related Parties					
Investments held in related parties are summarized as follows:					
Equity Securities					
With AngloGold and fellow subsidiaries of AA plc					
Anglo American Platinum Group	7,616	0.2%	-	0.7%	1
Anglo American plc	375,664	5.8%	8	5.5%	5
AngloGold	29,760	1.0%	1	1.2%	1
With associates of AA plc					
Gold Fields Limited	96,991	1.0%	1	0.8%	1
Bonds					
AngloGold 2008 10.5%		0.1%	1		
			11		8
Other investments exceeding 5% of total plan assets					
Bonds					
RSA 2010 Government Bonds 13%		5.5%	7	5.3%	5

Cash Flows

Contributions

AngloGold expect to contribute $8 million to its pension plan in 2004.

Estimated future benefit payments

The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:

2004	7
2005	7
2006	6
2007	7
2008	7
thereafter	40

23. **EMPLOYEE BENEFIT PLANS** *(continued)*

Defined Contribution Funds

Contributions to the various retirement schemes are fully expensed during the year in which they are funded and the cost of providing retirement benefits for the year amounted to $25 million (2002: $16 million). All funds are governed by the Pension Funds Act of 1956.

Post-retirement medical benefits

The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.

The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded.

Information with respect to the defined benefit liability, which includes post-retirement medical benefits for AngloGold South Africa employees, for the year ended December 31, is set forth in the table below:

	Other benefits		
	2003	**2002**	**2001**
	$	**$**	**$**
Change in benefit obligation			
Benefit obligation at January 1,	125	93	110
Service cost	1	1	1
Interest cost	12	11	17
Plan participants contributions	10	-	-
Amendments	(28)[1]	(35)	-
Benefits paid	(18)	(7)	(9)
Actuarial gains	(9)	18	24
Translation	35	44	(50)
Benefit obligation at December 31,	128	125	93
Unfunded benefit liability	(128)	(125)	(93)

[1] Amendments include the reversal of the liability of $44 million which in prior years represented the excess liability not covered by members' contributions. With the transfer of the scheme to an outside service provider, this liability will now be borne by the service provider and not by AngloGold.

	2003	2002	2001
Components of net periodic benefit cost			
Service cost	1	1	1
Interest cost	12	11	17
Amortization of prior service cost	18	-	-
	31	12	18
The assumptions used in calculating the above amounts are:			
Discount rate	10.0%	11.5%	11.0%
Expected increase in health care costs	5.5%*	9.2%	10.0%

* The 2003 short-term (1 year) health care inflation costs was 5,5 percent and 5 percent thereafter.

23. **EMPLOYEE BENEFIT PLANS** *(continued)*

	2003	2002	2001
Assumed health care cost trend rates at December 31,			
Health care cost trend assumed for next year	5.5%	9.2%	10.5%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	5.0%	5.0%	7.0%
Year that the rate reaches the ultimate trend	2005	2006	2002

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effect:

	1-percentage point increase	1-percentage point decrease
Effect on total service and interest cost	2	(2)
Effect on post-retirement benefit obligation	11	(9)

Cash flows

Post-retirement medical plan

AngloGold expects to contribute $11 million to the post-retirement medical plan in 2004.

Estimated future benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2004	15
2005	14
2006	14
2007	15
2008	16
Thereafter	201

East and West Africa region

Namibia (Navachab)

Navachab employees are members of a defined contribution provident fund. The fund is administered by the Old Mutual insurance company. Both the company and the employees make contributions to this fund. AngloGold seconded employees at Navachab remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold.

Mali (Sadiola, Yatela and Morila)

The Malian operations do not have retirement schemes for employees. All employees (local and expatriate) contribute towards the Government social security fund, and the company also makes a contribution towards this fund. On retirement, Malian employees are entitled to a retirement benefit from the Malian Government. Expatriate employees are reimbursed only their contributions to the social security fund. AngloGold seconded employees in Mali remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold.

Tanzania (Geita)

Geita does not have a retirement scheme for employees. Tanzanian nationals contribute towards the Government social security fund, and the company also makes a contribution towards this fund. On retirement, employees are entitled to a retirement benefit from the Tanzanian Government. The company makes no contribution towards any retirement schemes for contracted expatriate employees. AngloGold seconded employees in Tanzania remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold.

23. **EMPLOYEE BENEFIT PLANS** *(continued)*

Australia region

The region contributes to the Australian Retirement Fund for the provision of benefits to employees and their dependants on retirement, disability or death. The fund is a multi-industry national fund with defined contribution arrangements. Contribution rates by the operation on behalf of employees varies, with minimum contributions meeting compliance requirements under the Superannuation Guarantee legislation. Members also have the option of contributing to approved personal superannuation funds. The contributions by the operation are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements.

North America region

Retirement plan – Substantially all AngloGold North America employees at December 31, 1999 were covered by the AngloGold North America Inc. Retirement Plan (the "Plan"), a non-contributory defined benefit plan. With effect from December 31, 1999, the benefits of the Plan participants were frozen and the Plan was terminated during 2000. Curtailment accounting was applied to the Plan at December 31,1999 and the liability was extinguished at December 31, 2000 with the termination of the Plan and related distribution of Plan assets to participants. At December 31, 2001, all of the Plan assets had been distributed and the Plan has filed its final termination forms with the Federal government in 2002.

Post retirement medical benefits – AngloGold North America provides health care and life insurance benefits for certain retired employees under the AngloGold North America Retiree Medical Plan (the "Retiree Medical Plan"). With effect December 31, 1999, no additional employees were eligible to receive post-retirement benefits under the Retiree Medical Plan. Curtailment accounting was applied at December 31, 1999.

The Retiree Medical Plan is a non-contributory defined benefit plan. This plan was last evaluated by independent actuaries in December 2002 who took into account reasonable long-term estimates of increases in health care costs and mortality rates in determining the obligations of AngloGold North America under the Retiree Medical Plan. The evaluation of the Retiree Medical Plan reflected liabilities of $2 million (2002: $2 million). The Retiree Medical Plan is an unfunded plan. The Retiree Medical Plan is evaluated on an annual basis using the projected benefit method.

The cost of providing benefits under the Retirement Plan and the Retiree Medical Plan was insignificant in 2003 and 2002.

Information with respect to the Plan and Retiree Medical Plan, which includes benefits for AngloGold North America employees, for the year ended December 31, is set forth in the table below:

	Other benefits 2003 $	Other benefits 2002 $	Other benefits 2001 $
Change in benefit obligation			
Benefit obligations at January 1,	2	2	2
Service cost	-	-	-
Interest cost	-	-	-
Effect of curtailment	-	-	-
Benefits paid	-	-	-
Actuarial gain	-	-	-
Translation	-	-	-
Benefit obligation at December 31,	2	2	2
Change in plan assets			
Fair value of plan assets at January 1,	-	-	-
Actual return on plan assets	-	-	-
Company contribution	-	-	-
Benefits	-	-	-
Translation	-	-	-
Fair value of plan assets at December 31,	-	-	-
Unfunded benefit liability	(2)	(2)	(2)

23. **EMPLOYEE BENEFIT PLANS** *(continued)*

	Other benefits 2003 $	Other benefits 2002 $	Other benefits 2001 $
The assumptions used in calculating the above amounts are:			
Discount rate: retired/all others	6.25%	6.75%	7.25%
Rate of compensation increase	N/A	N/A	N/A
Net periodic pension and post-retirement benefit costs include:			
Service cost	-	-	-
Interest cost	-	-	-
Expected return on assets	-	-	-
Curtailment accounting charge	-	-	-
Actuarial gain	-	-	-
Translation	-	-	-
Net amount recognized	-	-	-
The assumptions used in calculating the above amounts are:			
Discount rate	6.25%	6.75%	7.25%
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A

Defined Contribution Plan – AngloGold North America sponsors a 401(k) savings plan whereby employees may contribute up to 17 percent of their salary, of which up to 5 percent is matched at a rate of 150 percent by AngloGold North America. AngloGold North America's contributions were $2 million (2002: $2 million) during the years ended December 31, 2003 and 2002.

Supplemental Employee Retirement Plan – Certain former employees of Minorco (USA) Inc. were covered under the Minorco (USA) Inc. Supplemental Employee Retirement Plan (the "SERP"), a non-contributory defined benefit plan. The SERP was last evaluated by independent actuaries in 2002 who took into account long-term estimates of inflation, and mortality rates in determining the obligations of AngloGold North America under the SERP. This evaluation of the SERP reflected Plan liabilities of $1 million (2002: $1 million). The SERP is an unfunded plan.

The SERP is evaluated on an annual basis using the projected benefit method. The cost of providing benefits under the SERP for the year ended December 31, 2003 and 2002 were nominal.

South America region

The AngloGold South America operations operate a number of defined contribution arrangements for their employees. These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan) and are embodied in a pension plan entity, Fundambrás Sociedade de Previdéncia Privada, which is responsible for administering the funds and making arrangements to pay the benefits. On conversion of the defined benefit fund to the defined contribution fund on November 30, 1998, an actuarial liability in the amount of $6 million was calculated. This liability is annually revised by Mercer, the plan's actuary, and provided for under other accrued liabilities which as at December 31, 2003 and 2002, amounted to $6 million and $3 million, respectively. (Refer to Note 17).

In December 2001, contributions commenced to a new PGBL fund, a defined contribution plan similar to the American 401 (k) type of plan, administered by Bradesco Previdencia e Seguros. The transfer of funds from Fundambrás to PGBL requires approval from the governmental SPC agency (which is still in the process of being finalized) and is conditional to the full funding of the actuarial liability.

24. **SALES OF SHAFTS**

The Free State assets were disposed of to a joint venture between Harmony Gold Mining Company Limited (Harmony) and ARM with effect from January 1, 2002 for a net consideration of $229 million including tax payable by AngloGold and net of contractual obligations pursuant to the sale. The final condition precedent relative to the sale was fulfilled on April 11, 2002 on which date the agreement of sale became unconditional.

24. **SALES OF SHAFTS** *(continued)*

The Deelkraal and Elandsrand mines were disposed of to Harmony Gold Mining Company Limited with effect from February 1, 2001 for an amount of $109 million. All conditions precedent relative to the sale were fulfilled by April 9, 2001 on which date the agreement of sale became unconditional.
In addition during 2001, the Vaal Reefs No. 2 shaft owned by ARM on a profit share basis was disposed of to ARM for $1 million, effectively cancelling the tribute arrangement which was in place between AngloGold and ARM up and until the sale.

25. **SEGMENT AND GEOGRAPHICAL INFORMATION**

AngloGold produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on a geographical basis. Therefore information regarding separate geographic segments is provided.

Business segment data	**Year ended December 31**		
	2003	**2002**	**2001**
	$	**$**	**$**
Revenues			
Revenues from product sales:			
South Africa	1,179	930	1,298
East and West Africa	338	329	250
North America	128	152	161
South America	224	195	177
Australia	157	155	155
Total revenues from product sales	2,026	1,761	2,041
Depreciation and amortization expense			
South Africa	118	120	184
East and West Africa	70	73	62
North America	47	58	41
South America	56	49	42
Australia	30	33	42
Total depreciation and amortization expense	321	333	371
Segment income/(loss) before deferred income and mining tax			
South Africa	158	236	(26)
East and West Africa	138	112	47
North America	4	(12)	3
South America	68	61	44
Australia	9	22	(5)
Total segment income/(loss)	377	419	63
Reconciliation of segment income/(loss) to Net income			
Segment total	377	419	63
Exploration costs	(40)	(28)	(26)
General and administrative expenses	(43)	(30)	(24)
Non-hedge derivative gains/(loss)	119	73	(5)
Deferred income and mining tax expensed	(146)	(62)	(163)
Minority interest	(17)	(16)	(8)
Cumulative effect of accounting change	(3)	-	(10)
Net income/(loss)	247	356	(173)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

25. **SEGMENT AND GEOGRAPHICAL INFORMATION** *(continued)*

Business segment data	**Year ended December 31**		
	2003	**2002**	**2001**
	$	**$**	**$**
Segment assets			
South Africa	3,120	2,243	1,731
East and West Africa	810	837	769
North America	416	557	546
South America	584	455	310
Australia	649	485	432
Total segment assets	5,579	4,577	3,788
Expenditure for additions to long-lived assets			
South Africa	246	112	106
East and West Africa	26	27	34
North America	27	74	93
South America	43	27	23
Australia	21	31	42
Total expenditure for additions to long-lived assets	363	271	298
Geographical area data			
Total revenues			
South Africa	1,206	966	1,308
East and West Africa	343	333	258
North America	129	153	163
South America	227	192	182
Australia	157	155	155
Total revenues	2,062	1,799	2,066
Long-lived assets by area			
South Africa	2,294	1,669	1,451
East and West Africa	607	624	642
North America	300	412	366
South America	400	429	362
Australia	568	405	367
Total long-lived assets	4,169	3,539	3,188

26. **ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME**

The company has adopted the disclosure-only provisions of SFAS123 and applies Accounting Principles Board Opinion No. 25 (APB No. 25) and related interpretations in accounting for its employee stock-based compensation plans.

At a general meeting held on June 4, 1998, shareholders approved the introduction of the AngloGold Limited Share Incentive Scheme for the purpose of providing an incentive to executive directors and senior employees of the company and its subsidiaries to identify themselves more closely with the fortunes of the group and its continued growth, and also to promote the retention of such employees by giving them an opportunity to acquire shares in the company. Employees participate in the scheme to the extent that they are granted options and accept them.

26. **ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME** *(continued)*

At a general meeting held on April 30, 2002, it was approved that the rules of the Share Incentive Scheme be amended to provide for the exercise of options to be based on a condition, related to the performance of the company, as determined by the directors and which will be objective and specified. An employee would only be able to exercise his options after the date upon which he has received written notification from the directors that the previously specified performance condition has been fulfilled or waived. The options which have been granted prior to May 1, 2002 remained subject to the conditions under which they were granted. Although there are no automatically convertible unsecured debentures[(1)] currently in issue under the rules of the Share Incentive Scheme, consequential amendments were approved to the rules of the scheme which effectively made the conversion of debentures subject to the same terms as the exercise of options.

At December 31, 2003, the maximum number of ordinary shares that may be allocated for the purposes of the scheme is 6,136,249 (December 31, 2002: 6,122,106), equivalent to 2.75 percent of the total number of ordinary shares in issue at that date. The maximum aggregate number of shares which may be acquired by any one participant in the scheme is 300,000.

Ordinary shares issued in terms of the Share Incentive Scheme shall, subject to the provisions of the Share Incentive Scheme, rank *pari passu* with issued shares in all respects, including participation in dividends declared by AngloGold.

Non-executive directors are not eligible for participation in the Share Incentive Scheme.

Options

An option may only be granted to an employee to purchase a certain number of shares, specified by the directors, at the option price payable in accordance with the Share Incentive Scheme. It is personal to the employee to whom it is addressed and may only be accepted by him or his family, or his company or his family trust.

(1) The debenture incentive options were cancelled on June 30, 2001 in exchange for stock incentive options.

The Share Incentive Scheme provides for the granting of options based on two separate criteria:

- *Time related options*

  As approved by shareholders at the general meeting held on June 4, 1998 and amended by shareholders at the general meeting held on April 30, 2002, time related options may be exercised as follows:

Percentage	Period after date of grant of options
20%	2 years
40%	3 years
60%	4 years
100%	5 years

No further options will be granted under this plan which will terminate on February 1, 2012, being the date on which the last options granted under this plan, may be exercised or will expire.

A summary of time related options showing movement from the beginning of the year to the end of the year, is presented below:

	2003 Options (000)	2003 Weighted-average exercise price R	2002 Options (000)	2002 Weighted-average exercise price R
Outstanding at the beginning of the year	2,159	125	2,566	121
Granted	-	-	108	190
Exercised	(508)	123	(479)	119
Forfeited	(47)	128	(36)	146
Outstanding at the end of the year	1,604	125	2,159	125
Exercisable at the end of the year	733	115	1,227	117
Weighted-average fair value of options granted during the year		-		89

26. **ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME** *(continued)*

- *Performance related options*

  Performance related options, as approved by shareholders at the general meeting held on April 30, 2002, granted, may be exercised in full, three year's after date of grant, provided that the condition on which the options were granted, namely related to the performance of the company, as determined by the directors, are met.

  The performance related options are accounted for as variable compensation awards, accordingly the compensation expense is calculated at the end of each reporting period until the performance obligation has been met or waived. Compensation expense will vary based on the fluctuations of the underlying stock price in excess of the exercise price.

  A summary of performance related options showing movement from the beginning of the year to the end of the year, is presented below:

	2003 Options (000)	**2003 Weighted-average exercise price R**	**2002 Options (000)**	**2002 Weighted-average exercise price R**
Outstanding at the beginning of the year	1,179	300	-	-
Granted	1,240	222	1,182	300
Exercised	-	-	-	-
Forfeited	(103)	287	(3)	300
Outstanding at the end of the year	2,316	259	1,179	300
Exercisable at the end of the year	-	-	-	-
Weighted-average fair value of options granted during the year		78		100

All options which have not been exercised within ten years from the date on which they were granted automatically lapse. At the year end, the unallocated balance of shares subject to the Share Incentive Scheme amount to 2,216,289 (2002: 2,783,726).

During the years ended December 31, 2003, 2002 and 2001 there was no compensation expense recognized related to time-based awards as the exercise price of all awards was greater than or equal to the fair market value of the underlying stock on the date of grants. As of December 31, 2003 compensation expense of $4 million was recognised and recorded in additional paid in capital, related to the performance awards under APB No. 25, of which the fair market value was greater than or equal to the exercise price at the end of the reporting period.

During 2003 a total of 508,020 common shares were issued under the share incentive scheme.

The weighted average of all options outstanding as at December 31, 2003 is as follows:

Range of exercise prices R	**Quantity of options within range (000)**	**Weighted average exercise price R**	**Weighted average contractual life Years**
95 – 142	1,352	118	5.72
143 – 214	232	157	7.06
215 – 321	2,336	258	8.86
	3,920[(1)]	204	7.67

(1) Represents a total of 1,603,660 time related options and 2,316,300 performance related options outstanding as at December 31, 2003.

No options expired during the year ended December 31, 2003.

26. **ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME** *(continued)*

Since December 31, 2003, 103,200 options have been exercised and 5,600 options have lapsed.
Pro forma information regarding net income and earnings per share is required by SFAS123, and has been determined as if the company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2003, respectively: risk-free interest rates of 11.00 percent (2002: 11.00 percent); dividend yields of 4.27 percent (2002: 4.27 percent); volatility factors of the expected market price of the company's common stock of 0.390 (2002: 0.390) and a weighted-average expected life of the option of 7 years (2002: 7 years) in respect of time related scheme options and risk-free interest rates of 8.85 percent (2002: 11.00 percent); dividend yields of 3.34 percent (2002: 4.27 percent); volatility factors of the expected market price of the company's common stock of 0.325 (2002: 0.31) and a weighted-average expected life of the option of 6.5 years (2002: 6.5 years) in respect of performance based scheme options.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The pro forma option expense in 2003 may not be indicative of pro forma option expense in future years. The company's pro forma information follows (in millions except for earnings per share information):

	2003	**2002**	**2001**
	$	**$**	**$**
Pro forma net income/(loss)	239	349	(175)
Pro forma earnings(loss) per common share			
Basic (cents)	107	157	(82)
Diluted (cents)	107	157	(82)

The calculation of diluted earnings/(loss) per common share for 2001 did not assume the effect of shares issuable upon the exercise of stock and debenture incentive options as their effects are anti-dilutive for this period.

Acacia Employee Option Plan

The company's wholly-owned subsidiary, AngloGold Australia Limited (formerly AngloGold Australasia Limited and originally Acacia Resources Limited) operates the Acacia Employee Option Plan for certain of its employees. In terms of this plan, on exercising of options, a ratio of 7 AngloGold ordinary shares for every 100 options held will be applied. The issue price of the AngloGold shares is calculated using the A$/R exchange rate ruling on the date of allotment. At December 31, 2003, all options granted in terms of the Acacia Employee Option Plan had been exercised or lapsed and the plan has been terminated.

During 2002 a total of 66,598 shares were issued under the Acacia Employee Option Plan. Since December 31, 2002, 90,000 options, equivalent to 6,300 AngloGold shares have been exercised. No options lapsed.

27. **MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT**

AngloGold's rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of its mineral reserves and deposits are located in South Africa.

27. **MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT** *(continued)*

In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources Development Act ("MPRDA"), which was passed by the parliament of South Africa in June 2002. It will take effect on a date to be proclaimed by the President, which is expected to be during 2004. Until then the existing regulatory regime for mineral rights will remain in place whereby the holder of mineral rights is entitled to mine on obtaining a mining authorization. AngloGold owns substantially all the mineral rights for which it holds mining authorizations.

The MPRDA vests custodianship of South Africa's mineral rights in the State, which will issue prospecting rights or mining rights to applicants in the future. The existing common law prospecting, mining and mineral rights will cease to exist, but transitional arrangements are provided in order to give holders of existing rights the opportunity to convert their current rights into new rights.

Where AngloGold holds mineral rights and mining authorizations and is conducting mining operations on the date on which the MPRDA comes into effect, it will be able, within five years from the date of effectiveness of the MPRDA to submit the old rights and authorizations for conversion to new mining rights. AngloGold will need to submit a mining work programme and thereby substantiate the area and period of the new rights and also to comply with the requirements of the Charter as described below. A similar procedure applies where it holds prospecting rights and a prospecting permit and is conducting prospecting operations, but AngloGold must apply for conversion to new prospecting rights within two years from the date of effectiveness of the MPRDA for which purpose a prospecting work programme must be submitted. Where it holds unused rights, however, AngloGold will have one year to apply for new prospecting rights or mining rights, the requirements in regard to which are more stringent than for conversion, requiring, for example, non-concentration of resources, fair competition, non-exclusionary effects and proof of financial and technical ability.

Even where new rights are obtained under the MPRDA, these rights will not be equivalent to the existing rights. The area covered by the new rights may be reduced by the State if it finds that the prospecting or mining work programme submitted by an applicant does not substantiate the need to retain the area covered by the old rights. The duration of the new rights will no longer be perpetual but rather, in the case of new mining rights, for a maximum of 30 years with renewals of up to 30 years each and, in the case of prospecting rights, up to five years with one renewal of up to three years. The MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition, and non-exclusion of others. In addition, the new rights will only be transferable subject to the approval of the Minister of Minerals and Energy. Mining or prospecting must commence within one year or 120 days, respectively, of the mining right or prospecting right becoming effective, and must be conducted continuously and actively thereafter.

The new rights can be suspended or cancelled by the Minister of Minerals and Energy on breach or, in the case of a mining right, on non-optimal mining in accordance with the mining work programme.

The new rights will be subject to a State royalty calculated on gross revenue as proposed in the draft Mineral and Petroleum Royalty Bill, 2003, which was released in March 2003 for comment and which proposes a royalty payment of three percent of gross revenue per annum, payable quarterly, in the case of gold. As proposed, royalty payments will commence upon the conversion and granting of a new mining right. AngloGold and other members of the South African mining community have submitted comments on the draft bill to the relevant authorities. These comments included recommendations for a profit based, rather than a revenue based, royalty and in order not to delay the conversion of mineral rights from old to new order mining rights, that the proposed royalty should only become payable from a fixed date being five years after the MPRDA takes effect, which date is the final date for the conversion of old order to new order mining rights under the MPRDA. In addition, a reduction in the royalty rate from that proposed in the draft Mineral and Petroleum Royalty Bill has been proposed. On February 18, 2004, in the Budget Speech for the 2004 fiscal year, the South African Minister of Finance proposed several refinements to the draft Mineral and Petroleum Royalty Bill. These include a delay in the introduction of the royalty to five years after the introduction of the MPRDA and confirmation of the South African Government's preference for a revenue based royalty. It was further indicated that the royalty regime would take cognisance of the mining sectors' diverse production and profitability dynamics with differential rates to apply to marginal mining operations. The introduction of the proposed royalty, will have an adverse impact upon AngloGold's profitability, as currently no royalty is payable.

27. **MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT** *(continued)*

The MPRDA calls for a Charter to be developed by the Minister of Minerals and Energy within six months of commencement of the Act, the content of which has largely been agreed with mining industry representatives (including AngloGold), and with representatives of other stakeholders. The Charter's stated objectives include the:

- expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;
- expansion of the skills base of such persons;
- promotion of employment and advancement of the social and economic welfare of mining communities; and
- promotion of beneficiation, or the crushing and separation of ore into valuable substances or waste within South Africa.

The Charter requires that each mining company achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years, and 26 percent ownership within ten years. It contemplates that this will be achieved by, amongst other things, disposals of assets by mining companies to historically disadvantaged persons on a willing seller – willing buyer basis at fair market value. In addition, the Charter requires mining companies to formulate plans for achieving employment equity at management level with a view to achieving 40 percent participation by historically disadvantaged persons in management and 10 percent participation by women in the mining industry, each within five years. When considering applications for the conversion of existing rights, the State will take a "scorecard" approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Charter. The draft scorecard was published by the South African government in February 2003.

AngloGold fully supports the principle that the mining industry and the wider South African economy have to find ways of dealing with the legacy of the country's history in a manner that promotes economic development and growth. AngloGold has made progress in adjusting the ownership structure of its South African mining assets and the composition of its management consistent with the Charter's spirit. It believes that it is well placed to meet the Charter's targets in accordance with the scorecard.

AngloGold has completed a number of asset sales to companies owned by historically disadvantaged persons in the past four years, which meet the requirements of the Charter and the scorecard. According to AngloGold's estimates based on operating data for the twelve months ended September 30, 2003, these transactions transfer 22.4 percent of its attributable units of production in South Africa to historically disadvantaged persons. However, AngloGold would expect the State to conduct its own assessment of these transfers when AngloGold submits its conversions or applications for acquisition of new rights to replace its existing rights. In addition, it is continuing to evaluate alternative ways in which to achieve the objectives of the Charter through, for example, forms of broad-based equity ownership by historically disadvantaged entities, groups or individuals, including employee share ownership and empowerment unit trusts.

AngloGold believes that it has made significant progress towards meeting the requirements of the Charter and the scorecard in human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation. It will also reflect these results when it lodges its conversions or applications for acquisition of new rights to replace its existing rights. Its performance under the criteria set by the Charter and the scorecard will be assessed by the State upon the occurrence of such lodgements or applications. Details of the State's methodology for calculating performance in regard to beneficiation have, however, not yet been made public. Failure on the part of AngloGold to comply with the requirements of the Charter and the scorecard could subject it to negative consequences.

AngloGold may also incur expenses in giving additional effect to the Charter and the scorecard, including costs which it may incur in facilitating the financing of initiatives towards ownership by historically disadvantaged persons as part of the industry-wide commitment to assist such persons in securing R100 billion of financing during the first five years of the Charter's life. There is furthermore no guarantee that any steps AngloGold might take to comply with the Charter would ensure that it could successfully acquire new mining rights in place of its existing rights. In addition, the terms of such new rights may not be as favourable to AngloGold as the terms applicable to its existing rights. Based on present indications, however, AngloGold believes that it should be able to successfully acquire new rights on reasonable terms.

27. **MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT** *(continued)*

The MPRDA also imposes on mining companies additional responsibilities relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. AngloGold has a policy of evaluating, minimising and addressing the environmental consequences of its activities and, consistent with this policy and the MPRDA, has undertaken a review of the environmental costs and liabilities associated with its South African operations in light of the new, as well as the existing, environmental requirements. While this examination could result in an increase in its compliance costs and accruals for environmental remediation, it is not certain at this stage whether these costs or liabilities will have a material adverse effect on its financial condition or results of operations.

28. **SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION**

Proposed transfer of certain of AngloGold's operations located outside South Africa to wholly-owned subsidiary

Subject to the necessary regulatory approvals, it is AngloGold's current intention to transfer certain of its operations and assets located outside South Africa (excluding certain operations and assets in the United States) to AngloGold Holdings plc. (originally SMI Holdings Limited and formerly AngloGold Holdings Limited) ("IOMco"), its wholly-owned subsidiary. IOMco is an Isle of Man registered company.

It is AngloGold's current intention that from time to time IOMco may assume or issue debt securities which may be fully and unconditionally guaranteed by AngloGold Limited (being the "Guarantor"). The following is condensed consolidating financial information for the AngloGold group as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001, with a separate column for each of IOMco as Issuer, AngloGold Limited as Guarantor and the other businesses of the AngloGold group combined (the "Non-Guarantor Subsidiaries"). For the purposes of the condensed consolidating financial information, AngloGold carries its investments under the equity method.

ANGLOGOLD LIMITED
Condensed consolidating statements of income
FOR THE YEAR ENDED DECEMBER 31,
(In millions, except share information)

	2003 $ AngloGold	2003 $ IOMco	2003 $ Other subsidiaries	2003 $ Cons adjustments	2003 $ Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor subsidiaries")		
Sales and other income	1,257	-	865	(60)	2,062
Product sales	1,179	-	847	-	2,026
Interest, dividends and other	78	-	18	(60)	36
Costs and expenses	1,019	-	632	-	1,651
Production costs	782	-	424	-	1,206
Exploration costs	4	-	36	-	40
Related party transactions	35	-	1	-	36
General and administrative	41	-	2	-	43
Royalties paid/(received)	69	-	(42)	-	27
Market development costs	15	-	4	-	19
Research and development	-	-	-	-	-
Depreciation, depletion and amortization	91	-	230	-	321
Impairment of assets	69	-	9	-	78
Goodwill amortized	-	-	-	-	-
Interest expense	26	-	23	-	49
Accretion expense	1	-	1	-	2
Employment severance costs	4	-	-	-	4
Loss on sale of mining assets	-	-	-	-	-
Profit on sale of assets	(2)	-	(53)	-	(55)
Non-hedge derivative gains	(116)	-	(3)	-	(119)
Other	-	-	-	-	-
Income/(loss) before equity income and income tax	238	-	233	(60)	411
Equity income in affiliates	2	-	-	-	2
Equity income/(loss) in subsidiaries	128	-	-	(128)	-
Income/(loss) before income tax provision	368	-	233	(188)	413
Deferred income and mining tax expensed	(113)	-	(33)	-	(146)
Income/(loss) before minority interest	255	-	200	(188)	267
Minority interest	-	-	(17)	-	(17)
Income/(loss) after minority interest	255	-	183	(188)	250
Preferred stock dividends	(8)	-	(52)	60	-
Income/(loss) before cumulative effect of accounting change	247	-	131	(128)	250
Cumulative effect of accounting change	-	-	(3)	-	(3)
Net income/(loss) ¾ applicable to common stockholders	247	-	128	(128)	247

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD LIMITED
Condensed consolidating statements of income
FOR THE YEAR ENDED DECEMBER 31,
(In millions, except share information)

	2002 $ AngloGold (the "Guarantor")	2002 $ IOMco (the "Issuer")	2002 $ Other subsidiaries (the "Non-Guarantor subsidiaries")	2002 $ Cons adjustments	2002 $ Total
Sales and other income	1,027	-	843	(71)	1,799
Product sales	931	-	830	-	1,761
Interest, dividends and other	96	-	13	(71)	38
Costs and expenses	764	-	605	-	1,369
Production costs	527	-	383	-	910
Exploration costs	3	-	25	-	28
Related party transactions	40	-	-	-	40
General and administrative	24	-	6	-	30
Royalties paid/(received)	83	-	(58)	-	25
Market development costs	17	-	-	-	17
Research and development	1	-	-	-	1
Depreciation, depletion and amortization	96	-	237	-	333
Impairment of assets	-	-	-	-	-
Goodwill amortized	-	-	-	-	-
Interest expense	15	-	29	-	44
Accretion expense	-	-	-	-	-
Employment severance costs	3	-	-	-	3
Loss on sale of mining assets	-	-	-	-	-
Loss on sale of assets	11	-	-	-	11
Non-hedge derivative gains	(56)	-	(17)	-	(73)
Other	-	-	-	-	-
Income/(loss) before equity income and income tax	263	-	238	(71)	430
Equity income in affiliates	4	-	-	-	4
Equity income/(loss) in subsidiaries	116	-	-	(116)	-
Income/(loss) before income tax provision	383	-	238	(187)	434
Deferred income and mining tax expensed	(18)	-	(44)	-	(62)
Income/(loss) before minority interest	365	-	194	(187)	372
Minority interest	-	-	(16)	-	(16)
Income/(loss) after minority interest	365	-	178	(187)	356
Preferred stock dividends	(9)	-	(62)	71	-
Income/(loss) before cumulative effect of accounting change	356	-	116	(116)	356
Cumulative effect of accounting change	-	-	-	-	-
Net income/(loss) ¾ applicable to common stockholders	356	-	116	(116)	356

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

28. **SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION** (*continued)*

ANGLOGOLD LIMITED
Condensed consolidating statements of income
FOR THE YEAR ENDED DECEMBER 31,
(In millions, except share information)

	2001 $ AngloGold	2001 $ IOMco	2001 $ Other subsidiaries	2001 $ Cons adjustments	2001 $ Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor subsidiaries")		
Sales and other income	1,377	-	767	(78)	2,066
Product sales	1,298	-	743	-	2,041
Interest, dividends and other	79	-	24	(78)	25
Costs and expenses	1,438	-	621	-	2,059
Production costs	854	-	391	-	1,245
Exploration costs	4	-	22	-	26
Related party transactions	54	-	-	-	54
General and administrative	20	-	4	-	24
Royalties paid/(received)	99	-	(83)	-	16
Market development costs	16	-	-	-	16
Research and development	2	-	-	-	2
Depreciation, depletion and amortization	154	-	217	-	371
Impairment of assets	173	-	-	-	173
Goodwill amortized	1	-	26	-	27
Interest expense	22	-	50	-	72
Accretion expense	-	-	-	-	-
Employment severance costs	22	-	-	-	22
Loss on sale of mining assets	4	-	-	-	4
(Profit)/loss on sale of assets	-	-	-	-	-
Non-hedge derivative loss/(gains)	10	-	(5)	-	5
Other	3	-	(1)	-	2
(Loss)/income before equity income and income tax	(61)	-	146	(78)	7
Equity income in affiliates	1	-	-	-	1
Equity income/(loss) in subsidiaries	21	-	-	(21)	-
(Loss)/income before income tax provision	(39)	-	146	(99)	8
Deferred income and mining tax expensed	(132)	-	(31)	-	(163)
(Loss)/income before minority interest	(171)	-	115	(99)	(155)
Minority interest	-	-	(8)	-	(8)
(Loss)/income after minority interest	(171)	-	107	(99)	(163)
Preferred stock dividends	(8)	-	(70)	78	-
(Loss)/income before cumulative effect of accounting change	(179)	-	37	(21)	(163)
Cumulative effect of accounting change	6	-	(16)	-	(10)
Net (loss)/income ¾ applicable to common stockholders	(173)	-	21	(21)	(173)

The accompanying notes are an integral part of these Consolidated Financial Statements.

28. **SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION** (*continued)*

ANGLOGOLD LIMITED
Condensed consolidating balance sheets
AT DECEMBER 31,
(In millions, except share information)

	2003 $ AngloGold (the "Guarantor")	2003 $ IOMco (the "Issuer")	2003 $ Other subsidiaries (the "Non-Guarantor subsidiaries")	2003 $ Cons adjustments	2003 $ Total
ASSETS					
Current Assets	1,547	-	1,475	(1,612)	1,410
Cash and cash equivalents	280	-	225	-	505
Receivables	1,157	-	1,057	(1,612)	602
Trade	23	-	24	-	47
Inter-group balances	746	-	866	(1,612)	-
Derivatives	316	-	61	-	377
Value added taxes	11	-	16	-	27
Other	61	-	90	-	151
Inventories	110	-	92	-	202
Materials on the leach pad	-	-	101	-	101
Property, plant and equipment, net	1,452	-	1,103	-	2,555
Acquired properties, net	313	-	623	-	936
Goodwill	3	-	666	(259)	410
Derivatives	85	-	9	-	94
Materials on the leach pad	-	-	7	-	7
Other long-term assets	1,542	-	171	(1,546)	167
Total assets	4,942	-	4,054	(3,417)	5,579
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities	1,526	-	1,228	(1,552)	1,202
Accounts payable and accrued liabilities	244	-	106	35	385
Inter-group balances	662	-	925	(1,587)	-
Derivatives	328	-	113	-	441
Short-term debt	284	-	67	-	351
Income and mining tax payable	8	-	17	-	25
Long-term debt	297	-	510	-	807
Derivatives	144	-	185	-	329
Deferred income and mining tax	716	-	164	(35)	845
Provision for environmental rehabilitation	49	-	85	-	134
Other accrued liabilities	-	-	12	-	12
Provision for post-retirement medical benefits	128	-	2	-	130
Minority interest	14	-	38	-	52
Commitments and contingencies	-	-	-	-	-
Stockholders' equity	2,068	-	1,830	(1,830)	2,068
Common stock issued	9	-	451	(451)	9
Additional paid in capital	3,415	-	1,111	(1,111)	3,415
Accumulated deficit	(616)	-	220	(220)	(616)
Accumulated other comprehensive income	(740)	-	48	(48)	(740)
Total liabilities and stockholders' equity	4,942	-	4,054	(3,417)	5,579

The accompanying notes are an integral part of these Consolidated Financial Statements.

28. **SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION** (*continued)*

ANGLOGOLD LIMITED
Condensed consolidating balance sheets
AT DECEMBER 31,
(In millions, except share information)

	2002 $ AngloGold (the "Guarantor")	2002 $ IOMco (the "Issuer")	2002 $ Other subsidiaries (the "Non-Guarantor subsidiaries")	2002 $ Cons adjustments	2002 $ Total
ASSETS					
Current Assets	1,100	-	1,437	(1,499)	1,038
Cash and cash equivalents	184	-	229	-	413
Receivables	858	-	1,129	(1,499)	488
Trade	4	-	44	-	48
Inter-group balances	548	-	951	(1,499)	-
Derivatives	180	-	53	-	233
Value added taxes	10	-	16	-	26
Other	116	-	65	-	181
Inventories	58	-	79	-	137
Materials on the leach pad	-	-	-	-	-
Property, plant and equipment, net	939	-	1,076	-	2,015
Acquired properties, net	294	-	608	-	902
Goodwill	1	-	603	(259)	345
Derivatives	61	-	3	-	64
Materials on the leach pad	-	-	79	-	79
Other long-term assets	1,079	-	131	(1,076)	134
Total assets	3,474	-	3,937	(2,834)	4,577
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities	656	-	1,599	(1,456)	799
Accounts payable and accrued liabilities	159	-	101	22	282
Inter-group balances	126	-	1,352	(1,478)	-
Derivatives	247	-	55	-	302
Short-term debt	2	-	82	-	84
Income and mining tax payable	122	-	9	-	131
Long-term debt	264	-	578	-	842
Derivatives	137	-	99	-	236
Deferred income and mining tax	427	-	156	(22)	561
Provision for environmental rehabilitation	45	-	95	-	140
Other accrued liabilities	-	-	12	-	12
Provision for post-retirement medical benefits	125	-	2	-	127
Minority interest	-	-	40	-	40
Commitments and contingencies	-	-	-	-	-
Stockholders' equity	1,820	-	1,356	(1,356)	1,820
Common stock issued	9	-	451	(451)	9
Additional paid in capital	3,403	-	901	(901)	3,403
Accumulated deficit	(567)	-	92	(92)	(567)
Accumulated other comprehensive income	(1,025)	-	(88)	88	(1,025)
	3,474	-	3,937	(2,834)	4,577

The accompanying notes are an integral part of these Consolidated Financial Statements.

28. **SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION** (*continued*)

ANGLOGOLD LIMITED
Condensed consolidating statements of cash flows
FOR THE YEAR ENDED DECEMBER 31,
(In millions, except share information)

	2003 $ AngloGold (the "Guarantor")	2003 $ IOMco (the "Issuer")	2003 $ Other subsidiaries (the "Non-Guarantor subsidiaries")	2003 $ Cons adjustments	2003 $ Total
Net cash provided by/(used in) operating activities	305	-	208	(60)	453
Income/(loss) after minority interest	255	-	183	(188)	250
Reconciled to net cash provided by/(used in) operations:					
Loss on sale of mining assets	-	-	-	-	-
Profit on sale of assets	(2)	-	(53)	-	(55)
Depreciation, depletion and amortization	91	-	230	-	321
Deferred stripping costs	-	-	(43)	-	(43)
Impairment of assets	69	-	9	-	78
Deferred income and mining tax	96	-	(17)	-	79
Other non cash items	(160)	-	49	128	17
Net decrease in provision for environmental rehabilitation and post-retirement medical benefits	(76)	-	(12)	-	(88)
Effect of changes in operating working capital items:					
Net movement in inter-group receivables and payables	124	-	(124)	-	-
Receivables	(65)	-	12	-	(53)
Inventories	(45)	-	(42)	-	(87)
Accounts payable and accrued liabilities	18	-	16	-	34
Net cash used in investing activities	(236)	-	(71)	-	(307)
Cash acquired in acquisitions	9	-	-	-	9
Increase in non-current investments	-	-	(1)	-	(1)
Additions to property, plant and equipment	(246)	-	(117)	-	(363)
Proceeds on sale of mining assets	2	-	4	-	6
Proceeds on sale of investments	-	-	56	-	56
Cash effects of acquisitions or disposals	-	-	1	-	1
Loans receivable advanced	(1)	-	(18)	-	(19)
Loans receivable repaid	-	-	4	-	4
Net cash (used)/generated in financing activities	(14)	-	(153)	60	(107)
Short-term debt repaid	(69)	-	(56)	-	(125)
Short-term debt raised	79	-	-	-	79
Issuance of stock	10	-	-	-	10
Long-term debt repaid	-	-	(40)	-	(40)
Long-term debt raised	270	-	13	-	283
Dividends paid	(304)	-	(70)	60	(314)
Net increase/(decrease) in cash and cash equivalents	55	-	(16)	-	39
Effect of exchange rate changes on cash	41	-	12	-	53
Cash and cash equivalents – January 1,	184	-	229	-	413
Cash and cash equivalents – December 31,	280	-	225	-	505

The accompanying notes are an integral part of these Consolidated Financial Statements.

28. **SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION** (*continued*)

ANGLOGOLD LIMITED
Condensed consolidating statements of cash flows
FOR THE YEAR ENDED DECEMBER 31,
(In millions, except share information)

	2002 $ AngloGold (the "Guarantor")	2002 $ IOMco (the "Issuer")	2002 $ Other subsidiaries (the "Non-Guarantor subsidiaries")	2002 $ Cons adjustments	2002 $ Total
Net cash provided by/(used in) operating activities	269	-	396	(71)	594
Income/(loss) after minority interest	365	-	178	(187)	356
Reconciled to net cash provided by/(used in) operations:					
Loss on sale of mining assets	-	-	-	-	-
(Profit)/loss on sale of assets	-	-	-	-	-
Depreciation, depletion and amortization	96	-	237	-	333
Deferred stripping costs	-	-	(11)	-	(11)
Impairment of assets	-	-	-	-	-
Deferred income and mining tax	(55)	-	(7)	-	(62)
Other non cash items	(109)	-	4	116	11
Net decrease in provision for environmental rehabilitation and post-retirement medical benefits	(3)	-	(14)	-	(17)
Effect of changes in operating working capital items:					
Net movement in inter-group receivables and payables	(69)	-	69	-	-
Receivables	17	-	(22)	-	(5)
Inventories	(16)	-	(38)	-	(54)
Accounts payable and accrued liabilities	43	-	-	-	43
Net cash generated/(used) in investing activities	161	-	(252)	-	(91)
Cash acquired in acquisitions	-	-	8	-	8
Increase in non-current investments	(28)	-	(6)	-	(34)
Additions to property, plant and equipment	(112)	-	(159)	-	(271)
Proceeds on sale of mining assets	-	-	1	-	1
Proceeds on sale of investments	158	-	-	-	158
Cash effects of acquisitions or disposals	140	-	(105)	-	35
Loans receivable advanced	(1)	-	(4)	-	(5)
Loans receivable repaid	4	-	13	-	17
Net cash (used)/generated in financing activities	(350)	-	(77)	71	(356)
Short-term debt repaid	(141)	-	(513)	-	(654)
Short-term debt raised	-	-	38	-	38
Issuance of stock	18	-	-	-	18
Long-term debt repaid	(138)	-	(120)	-	(258)
Long-term debt raised	180	-	580	-	760
Dividends paid	(269)	-	(62)	71	(260)
Net increase in cash and cash equivalents	80	-	67	-	147
Effect of exchange rate changes on cash	63	-	12	-	75
Cash and cash equivalents – January 1,	41	-	150	-	191
Cash and cash equivalents – December 31,	184	-	229	-	413

The accompanying notes are an integral part of these Consolidated Financial Statements.

28. **SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION** (*continued)*

ANGLOGOLD LIMITED
Condensed consolidating statements of cash flows
FOR THE YEAR ENDED DECEMBER 31,
(In millions, except share information)

	2001 $ AngloGold	2001 $ IOMco	2001 $ Other subsidiaries	2001 $ Cons adjustments	2001 $ Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor subsidiaries")		
Net cash provided by/(used in) operating activities	201	-	378	(78)	501
(Loss)/income after minority interest	(171)	-	107	(99)	(163)
Reconciled to net cash provided by/(used in) operations:					
Loss on sale of mining assets	4	-	-	-	4
(Profit)/loss on sale of assets	-	-	-	-	-
Depreciation, depletion and amortization	154	-	217	-	371
Deferred stripping costs	-	-	1	-	1
Impairment of assets	173	-	-	-	173
Deferred income and mining tax	20	-	(11)	-	9
Other non cash items	9	-	25	21	55
Net increase in provision for environmental rehabilitation and post-retirement medical benefits	25	-	-	-	25
Effect of changes in operating working capital items:					
Net movement in inter-group receivables and payables	(54)	-	54	-	-
Receivables	56	-	9	-	65
Inventories	38	-	(16)	-	22
Accounts payable and accrued liabilities	(53)	-	(8)	-	(61)
Net cash generated/(used) in investing activities	17	-	(165)	-	(148)
Cash acquired in acquisitions	-	-	-	-	-
Increase in non-current investments	-	-	(4)	-	(4)
Additions to property, plant and equipment	(106)	-	(192)	-	(298)
Proceeds on sale of mining assets	-	-	6	-	6
Proceeds on sale of investments	-	-	-	-	-
Cash effects of acquisitions or disposals	109	-	-	-	109
Loans receivable advanced	-	-	(4)	-	(4)
Loans receivable repaid	14	-	29	-	43
Net cash (used)/generated in financing activities	(132)	-	(244)	78	(298)
Short-term debt repaid	(192)	-	(191)	-	(383)
Short-term debt raised	16	-	20	-	36
Issuance of stock	7	-	-	-	7
Long-term debt repaid	-	-	(31)	-	(31)
Long-term debt raised	212	-	28	-	240
Dividends paid	(175)	-	(70)	78	(167)
Net increase/(decrease) in cash and cash equivalents	86	-	(31)	-	55
Effect of exchange rate changes on cash	(58)	-	(1)	-	(59)
Cash and cash equivalents – January 1,	13	-	182	-	195
Cash and cash equivalents – December 31,	41	-	150	-	191

The accompanying notes are an integral part of these Consolidated Financial Statements.

29. STOCK SPLIT

Throughout the annual financial statements presented herein, the number of AngloGold common shares and the calculation of basic and diluted earnings/(loss) per share information for AngloGold have been adjusted retroactively to reflect AngloGold's two-for-one stock split and the issuance of a total of 278,196 AngloGold common shares under AngloGold's odd lot offer as approved at the general meeting of AngloGold's shareholders held on December 5, 2002.

30. SUBSEQUENT EVENTS (UNAUDITED)

Disposal of Union Reefs Gold Mine

AngloGold Australia Limited announced on November 14, 2003 that it had entered into an agreement with Greater Pacific Gold Ltd to sell its 100 percent owned Northern Territory gold mining assets. These comprise the Union Reefs Gold Mine at Pine Creek and associated assets and tenements. The sale is dependent upon Greater Pacific Gold Ltd meeting the staged payments schedule and various other AngloGold Australia Limited related performance criteria. The transaction is conditional upon a satisfactory due diligence outcome, the attainment of all regulatory approvals, shareholder approval and securing requisite financing arrangements. The agreed staged purchase consideration for these assets is A$6 ($5) million. The potential profit on the disposal of Union Reefs is A$5 ($3) million. Additional profit may arise if the rehabilitation provision is not fully depleted prior to sale or if interest is payable on payments not paid by the due date.

Sale of Western Tanami Project

AngloGold Australia Limited announced on November 24, 2003 that it has agreed to sell its Western Tanami Project to Tanami Gold NL. The Western Tanami Project comprises an established exploration camp and associated equipment, a number of Exploration Licences in northern Western Australia and includes the Coyote gold project. The sales agreement was concluded on January 20, 2004. In addition to the deposit made on November 24, 2003 of A$0.3 ($0.20) million, Tanami Gold has made a further A$4 ($3) million cash payment and issued 25 million fully paid ordinary shares to AngloGold. A further payment of A$5 ($3) million will be made by May 16, 2004 and future royalty payments will be made on gold produced above 300,000 ounces up to 1 million ounces. The potential profit on the disposal of the Western Tanami Project is A$3 ($2) million excluding the potential royalty payments. Including the royalty payments the potential profit would be dependent on the final gold production.

Launch of Convertible Bonds Offer

On February 27, 2004, AngloGold Holdings plc, a wholly-owned subsidiary of AngloGold, issued $1,000,000,000 2.375 per cent guaranteed convertible bonds due 2009, convertible into AngloGold ADSs and guaranteed by AngloGold.

Subject to certain restrictions, holders of convertible bonds are entitled to convert each convertible bond into an AngloGold ADSs at the then applicable conversion price at any time from April 8, 2004 to February 20, 2009, or, if the convertible bonds are called for redemption earlier than February 27, 2009, the seventh business day prior to the date of early redemption.

If the bonds have not been converted by February 20, 2009, they will be redeemed at par on February 27, 2009. AngloGold Holdings plc has the option of calling an early redemption of all the bonds 3 years after their issuance, if the price of the ADSs exceeds 130 percent of the conversion price for more than 20 days during any period of 30 consecutive trading days.

The initial conversion price for the convertible bonds is $65.00 per AngloGold ADS. The conversion premium to the reference volume weighted average price of the ADSs on the New York stock exchange of $40.625 on February 19, 2004, when the issue of the convertible bonds was announced, was 60 per cent. If all bond holders exercise their option to convert their bonds into ADSs and assuming no adjustments are made to the initial conversion price, up to 15,384,615 new ADSs will be issued. The conversion ratio is subject to adjustment in case of various corporate events including share splits and capital distributions.